Filed by NTL Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908

Commission File No. of NTL Incorporated: 000-50886

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Virgin Mobile Shares, please forward this document, together with the accompanying documents (including the Forms of Proxy and the Form of Election) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or transferred only part of your holding of Virgin Mobile Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document and any accompanying documents in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore persons into whose possession this document and any accompanying documents come should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Shareholders should read the whole of this document. In addition, this document should be read in conjunction with the accompanying blue and white Forms of Proxy and green Form of Election. Definitions used in this document are set out in Part 11 (Definitions) of this document.

RECOMMENDED CASH OFFER WITH SHARE ALTERNATIVES

by

NTL INCORPORATED and

NTL INVESTMENT HOLDINGS LIMITED

(a wholly-owned subsidiary of NTL Incorporated)

for

VIRGIN MOBILE HOLDINGS (UK) PLC

to be effected by means of a

Scheme of Arrangement

under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of Virgin Mobile in Part 1 (Letter from the Chairman of Virgin Mobile) of this document, which contains the unanimous recommendation of the Independent Directors that you vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting. A letter from Morgan Stanley & Co. Limited explaining the Scheme appears in Part 2 (Explanatory Statement) of this document.

Notices of the Court Meeting and the EGM, each of which will be held at Allen & Overy LLP, One New Change, London EC4M 9QQ on 24 May 2006, are set out at the end of this document. The Court Meeting will start at 10.00 a.m. and the EGM at 10.15 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

The action to be taken in respect of the meetings is set out on pages 7 and 8 of this document and also in paragraph 10 of Part 1 (Letter from the Chairman of Virgin Mobile) of this document. Virgin Mobile Shareholders will find enclosed with this document a blue Form of Proxy for use in connection with the Court Meeting and a white Form of Proxy for use in connection with the EGM. Whether or not you intend to attend the Meetings in person, please complete and sign each of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, as soon as possible and, in any event, so as to be received by no later than 10.00 a.m. on 22 May 2006 in the case of the Court Meeting and 10.15 a.m. on 22 May 2006 in case of the EGM (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the above time, it will be invalid. You may also submit your proxies electronically at www.sharevote.co.uk using the reference number, card ID and account number on the Forms of Proxy. Alternatively, if you are a member of CREST, you may be able to use the CREST electronic proxy appointment services. Further details are set out in the Notice of Court Meeting and Notice of EGM. Proxies submitted electronically must be sent as soon as possible, and in any event, so as to be received by no later than 10.00 a.m. on 22 May 2006 in the case of the Court Meeting and 10.15 a.m. on 22 May 2006 in the case of the EGM (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). The completion and return of a Form of Proxy will not prevent you from attending and voting in person at the Court Meeting, the EGM or any adjournment thereof, if you so wish and are so entitled.

Virgin Mobile Shareholders wishing to make an election to receive consideration under the Share Offer or the Share and Cash Offer, must complete and sign the green Form of Election in accordance with the instructions printed thereon and return it at the same time as the Forms of Proxy or complete an electronic election through CREST, as soon as possible, but in any event so as to be received by no later than 4.30 p.m. on 30 June 2006.

Goldman Sachs International is acting exclusively for NTL Incorporated and NTL Investment Holdings Limited and no one else in connection with the matters described in this document and will not be responsible to anyone other than NTL Incorporated and NTL Investment Holdings Limited for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters described in this document.

Morgan Stanley & Co. Limited is acting exclusively for Virgin Mobile and no one else in connection with the matters described in this document and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the matters described in this document.

IMPORTANT NOTICE

The distribution of this document and the accompanying documents in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and the accompanying documents come should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. Neither this document nor the accompanying documents constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to these documents or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document and the accompanying documents have been prepared in connection with a proposal in relation to a scheme of arrangement pursuant to and for the purpose of complying with English law, the City Code and the Listing Rules and the applicable rules and requirements of US Federal and State securities laws and of the NASDAQ National Market (except to the extent exempt from such requirements) and information disclosed may not be the same as that which would have been prepared in accordance with laws of jurisdictions outside England. Nothing in this document or the accompanying documents should be relied on for any other purpose. The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document will not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein will be deemed to be a forecast, projection or estimate of the future financial performance of Virgin Mobile except where otherwise stated.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or exempt from such registration. The NTL Shares have not been and will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the NTL Shares have not been and will not be registered under the securities laws of any state of the United States and will be issued to Virgin Mobile shareholders in a US state pursuant to exemptions from state law registration requirements. Virgin Mobile shareholders (whether or not US persons) who are “affiliates” of NTL or Virgin Mobile prior to, and/or become “affiliates” of NTL on or after, the Effective Date will be subject to certain US transfer restrictions relating to the NTL Shares. These transfer restrictions are described in paragraph 20 of Part 2 (Explanatory Statement) of this document. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme or the NTL Shares, and any representation to the contrary is a criminal offence in the United States. No person has been authorised to make any representations on behalf of NTL or Virgin Mobile concerning the Scheme which are inconsistent with the statements contained herein and any such representations, if made, may not be relied upon as having been so authorised. Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

No person should construe the contents of this document as legal, financial or tax advice but should consult their own advisers in connection with the matters contained herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document regarding the proposed transaction between NTL and Virgin Mobile, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Virgin Mobile’s or NTL’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the US Private Securities Litigation Reform Act of 1995. When used in this document, the words, “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy” and similar expressions or statements that are not historical facts, in each case as they relate to NTL and Virgin Mobile, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainities noted in this document, there are certain factors, risks and uncertainities that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of NTL and Virgin Mobile. These include: (1) the failure to obtain and retain expected synergies from the integration of legacy NTL and legacy Telewest and the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the merger of legacy NTL and legacy Telewest and the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) the matters discussed under “NTL Investment Considerations” in Part 4 of this document, and (9) the risk factors summarised and explained in the 2005 Form 10-K for NTL Holdings (fka NTL Incorporated) and NTL. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to NTL’s and NTL Holdings’ most recent Form 10-K, 10-Q and 8-K reports.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Virgin Mobile, NTL or NTLIH, all “dealings” in any “relevant securities” of those companies (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or when the “offer period” for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Virgin Mobile, NTL or NTLIH they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Virgin Mobile, NTL or NTLIH by Virgin Mobile, NTL or NTLIH, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon on the Business Day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotations marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Latest time for lodging blue Forms of Proxy/ electronic proxies for the Court Meeting(1)	10.00 a.m. on 22 May 2006(2)

Latest time for lodging white Forms of Proxy/ electronic proxies for the Extraordinary General Meeting(1)	10.15 a.m. on 22 May 2006(2)

Voting Record Time for Court Meeting and Extraordinary General Meeting	6.00 p.m. on 22 May 2006(3)

Court Meeting	10.00 a.m. on 24 May 2006

Extraordinary General Meeting	10.15 a.m. on 24 May 2006 (4)

The following dates are subject to change, please see note (5) below

Scheme Court Hearing	30 June 2006

Last day of dealings in, and for registration of transfers of, Virgin Mobile Shares	30 June 2006

Dealing in Virgin Mobile Shares suspended	4.30 p.m. on 30 June 2006

Latest time for lodging green Forms of Election and TTE instructions from CREST holders	4.30 p.m. on 30 June 2006

Scheme Record Time	6.00 p.m. on 1 July 2006

Reduction Court Hearing	3 July 2006

Effective Date of the Scheme	4 July 2006

Delisting of Virgin Mobile Shares	8 a.m. on 4 July 2006

Dealings in new NTL Shares commence	9.30 a.m.(6) on 5 July 2006

Latest date for despatch of cheques and share certificates and crediting of NTL CDI’s in respect of new NTL Shares	14 days from the Effective Date

Notes:

(1)	If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting before the start of that Meeting. However, the white Form of Proxy for the EGM must be lodged by 10.15 a.m. on 22 May 2006 in order to be valid.

(2)	Please see Action To Be Taken in Part 1 (Letter from Chairman of Virgin Mobile) of this document.

(3)	If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the date two days before the date set for the adjourned meeting.

(4)	To commence at 10.15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(5)	These times and dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme and confirms the associated Reduction of Capital.

(6)	Time stated is New York time.

Unless otherwise stated, all references in this document to times are to London times.

The Court Meeting and the EGM will each be held at Allen & Overy LLP, One New Change, London EC4M 9QQ. The dates given are based on current expectations and may be subject to change. If any of the expected dates change, the Company will give adequate notice of the change by issuing an announcement through a Regulatory Information Service.

CONTENTS

ACTION TO BE TAKEN

The Court Meeting and the EGM will be held at Allen & Overy LLP, One New Change, London, EC4M 9QQ on 24 May 2006 at 10.00 a.m. and 10.15 a.m. respectively (or, in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned). The Scheme requires approval at both of these meetings.

Please check that you have received the following with this document:

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a white Form of Proxy for use in respect of the EGM;

•	a green Form of Election for use in respect of the Share Alternatives; and

•	a reply-paid envelope for use in the United Kingdom.

If you have not received all of these documents, please contact Lloyds TSB Registrars on the helpline telephone numbers indicated below.

To vote on the Offers:

Whether or not you plan to attend the Meetings, please complete and sign both the blue and white Forms of Proxy and return them to the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, as soon as possible, but in any event so as to be received by no later than:

Blue Forms of Proxy for the Court Meeting	10.00 a.m. on 22 May 2006

White Forms of Proxy for the Extraordinary General Meeting	10.15 a.m. on 22 May 2006

For Scheme Shareholders’ convenience, the address of the Registrars is printed on the reverse of the Forms of Proxy and return postage is pre-paid from within the UK.

Returning the Forms of Proxy will enable your votes to be counted at the Meetings in the event of your absence. If the blue Form of Proxy for use at the Court Meeting is not returned by 10.00 a.m. on 22 May 2006, it may be handed to the Chairman of the Court Meeting at the Court Meeting before the start of the meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by 10.15 a.m. on 22 May 2006, it will be invalid. You may also submit your proxies electronically at www.sharevote.co.uk using the reference number, card ID and account number on the Forms of Proxy. Alternatively, if you are a member of CREST you may be able to use the CREST electronic proxy appointment services. Further details are set out in the Notice of Court Meeting and Notice of EGM. Proxies submitted electronically must be sent as soon as possible, and in any event so as to be received by no later than 10.00 a.m. on 22 May 2006 in the case of the Court Meeting and 10.15 a.m. on 22 May 2006 in the case of the EGM (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). The completion and return of a Form of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

To make an election in respect of the Share Offer or the Share and Cash Offer:

IF YOU WISH TO ACCEPT THE CASH OFFER YOU DO NOT NEED TO RETURN THE FORM OF ELECTION OR GIVE ELECTRONIC INSTRUCTIONS THROUGH CREST.

Holders of Scheme Shares who wish to elect to receive consideration under either the Share Offer or the Share and Cash Offer are requested to complete the enclosed green Form of Election and return such Form of Election using the reply paid envelope provided (if posting is being made within the UK) to the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA or make their electronic elections through CREST as soon as possible, but in any event so as to be received by no later than 4.30 p.m. on 30 June 2006. Scheme Shareholders wishing to receive Cash Consideration in respect of their Virgin Mobile Shares and Restricted Overseas Shareholders should NOT complete the green Form of Election or complete an electronic election. If you fail to make an election by 4.30 p.m. on 30 June 2006 or if your Form of Election or your electronic election is invalid or if Virgin Mobile (following consultation with NTL) determines that you are a Restricted Overseas Shareholder, you will be deemed not to have made an election for either of the Share Alternatives and you will receive Cash Consideration under the Cash Offer in respect of your Scheme Shares.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or the Form of Election, please call the Company’s Registrars, Lloyds TSB Registrars, on 0870 609 2158 or, if telephoning from outside the United Kingdom, on +44 1903 276 342, Monday to Friday from 8.30 a.m. to 5.30 p.m. Please note that for legal reasons the helpline cannot provide advice on the merits of the Scheme or financial advice.

PART 1

LETTER FROM THE CHAIRMAN OF VIRGIN MOBILE

ON BEHALF OF THE INDEPENDENT DIRECTORS

Independent Directors*:	Registered office:
Charles Mark Gurassa (Chairman)	Willow Grove House
Thomas Simon Alexander (Chief Executive Officer)	Windsor Road
Alan Mackenzie Gow (Chief Financial Officer)	White Horse Business Park
Jonathan Douglas Hankin Steel (Commercial Director)	Trowbridge
Caroline Anne Marland (Non-Executive Director)	Wiltshire BA14 0TQ
Alexander Rupert Gavin (Non-Executive Director)
David Ossian Maloney (Non-Executive Director)
Richard Norman Legh Huntingford (Non-Executive Director)	(Registered in England and
Wales with number 3741555)
* Excludes Gordon McCallum (The director on the Board of Virgin Mobile representing the Virgin Group)

28 April 2006

To Virgin Mobile Shareholders and, for information only, participants in the Virgin Mobile Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER WITH SHARE ALTERNATIVES FOR VIRGIN MOBILE BY NTL AND NTLIH

1.	Introduction

On 4 April 2006, NTL and the Independent Board of Virgin Mobile announced, in accordance with Rule 2.5 of the City Code, that they had reached agreement on the terms of a recommended cash offer by NTLIH, a wholly-owned subsidiary of NTL, with a share alternative offer by NTL, and a share and cash alternative offer to be made by NTL and NTLIH, to acquire the entire issued and to be issued share capital of Virgin Mobile. The Offers are to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

For the purposes of the Offers, Gordon McCallum, the representative on the Board of the Virgin Group, Virgin Mobile’s majority shareholder, has a conflict of interest. Accordingly, he absented himself from all deliberations of the Board in connection with the Offers. A committee of the Board, comprising the Independent Directors, was established for the purposes of progressing the Offers and making the recommendation in relation to the Cash Offer.

I am writing to you on behalf of the Independent Directors to explain the background to, and terms of, the Offers and to explain why the Independent Directors are unanimously recommending that Scheme Shareholders should vote in favour of the Scheme at the Court Meeting and that Virgin Mobile Shareholders should vote in favour of the resolutions to be proposed at the EGM (including the resolution to be put to Independent Shareholders in connection with the approval of the Brand Licence), as the Independent Directors have undertaken to do in respect of all their own beneficial holdings of 1,338,534 Virgin Mobile Shares representing, as at the date of this document, approximately 0.52 per cent. of the existing issued share capital of Virgin Mobile, irrespective of whether any higher competing bid is made. This letter also explains the actions that you should now take and sets out the Offers to be put to you at the Meetings.

2.	Summary of the Offers

It is intended that the Offers will be implemented by way of the Scheme, the full details of which are set out in Part 2 (Explanatory Statement) and Part 5 (The Scheme of Arrangement) of this document.

The purpose of the Scheme is to enable NTL and/or NTLIH (and/or their nominee(s)) to acquire the entire issued and to be issued share capital of Virgin Mobile. Under the terms of the Scheme, the Scheme Shares will be cancelled and, upon the Scheme becoming effective, Scheme Shareholders will, depending on their elections (or deemed elections), receive:

(a)	Under the Cash Offer:

for each Scheme Share                  372 pence in cash

The Cash Offer, which is made by NTLIH, represents a premium of 19.6 per cent. to the Virgin Mobile Share price on 2 December 2005, the last Business Day prior to the commencement of the Offer Period; premia of 18.9 per cent., 26.2 per cent. and 47.9 per cent. to the average Virgin Mobile Share price over the one, three and twelve month periods prior to 5 December 2005, respectively; and an 86.0 per cent. premium to Virgin Mobile’s IPO offer price on 21 July 2004 when it was listed on the London Stock Exchange.

The Cash Offer values the entire issued share capital of Virgin Mobile at approximately £962.4 million.

(b)	Under the Share Offer:

for each Scheme Share                  0.23245 NTL Shares

As an alternative offer to the Cash Offer, Scheme Shareholders (other than Restricted Overseas Shareholders) may irrevocably elect to receive NTL Shares offered by NTL, on the basis of 0.23245 NTL Shares for each Scheme Share held.

NTL Shares are quoted and tradeable on the NASDAQ National Market. Application will be made for the NTL Shares issued pursuant to the Scheme to be listed on the NASDAQ National Market.

The Share Offer is valued at 351 pence for each Scheme Share based on NTL’s closing price and the US$/£ exchange rate on 26 April 2006 (being the last practicable Business Day prior to the posting of this document).

(c)	Under the Share and Cash Offer:

                                    for each Scheme Share                  0.18596 NTL Shares plus 67 pence in cash

As an alternative to both the Cash Offer and the Share Offer, Scheme Shareholders (other than Restricted Overseas Shareholders) may irrevocably elect to receive NTL Shares offered by NTL and the cash offered by NTLIH, on the basis of 0.18596 NTL Shares and 67 pence in cash for each Scheme Share held.

NTL Shares are quoted and tradeable on the NASDAQ National Market. Application will be made for the NTL Shares issued pursuant to the Scheme to be listed on the NASDAQ National Market.

The Share and Cash Offer is valued at 281 pence for each Scheme Share based on NTL’s closing price and the US$/£ exchange rate on 26 April 2006 (being the last practicable Business Day prior to the posting of this document) plus 67 pence in cash.

Scheme Shareholders may only make an election for either the Share Offer or for the Share and Cash Offer in respect of their entire holding of Scheme Shares. Scheme Shareholders considering making an election for the Share Offer or for the Share and Cash Offer are referred, in particular, to the investment considerations set out in Part 4 (NTL Investment Considerations) and the financial effects of the Offers set out in paragraph 4 of this Part 1 and paragraph 5 of Part 2 (Explanatory Statement) of this document.

Fractional entitlements to NTL Shares will not be allotted or issued pursuant to the Share Offer or the Share and Cash Offer and will be disregarded.

The implementation of the Scheme is subject to the Conditions, set out in Part 3 (Conditions to the implementation of the Scheme and the Offers) of this document. To become effective, the Offers require, amongst other things:

(a)	approval by the necessary majorities at the Court Meeting of the Scheme Shareholders present and voting, either in person or by proxy;

(b)	the passing of the ordinary resolution set out in Part 13 (Notice of Extraordinary General Meeting) of this document by the Independent Shareholders to approve the Brand Licence at the EGM;

(c)	the passing of the special resolution set out in Part 13 (Notice of Extraordinary General Meeting) of this document at the EGM;

(d)	the sanction of the Court at the Scheme Court Hearing and confirmation of the Reduction of Capital at the Reduction Court Hearing; and

(e)	satisfaction or waiver of the other Conditions set out in Part 3 (Conditions to the implementation of the Scheme and the Offers) of this document.

The Court Meeting and the EGM and the details of the approvals required to be given at them are described in more detail in paragraph 3 of Part 2 (Explanatory Statement) of this document. Virgin Mobile Shareholders are entitled to attend the Scheme Court Hearing and/or the Reduction Court Hearing in person or to be represented at their own expense by counsel to support or oppose the sanctioning of the Scheme.

If the Scheme becomes effective, it will be binding on all Virgin Mobile Shareholders, irrespective of whether or not they attended or voted and, if they voted, whether they voted for or against the Scheme, at the Court Meeting or the EGM.

Upon the Scheme becoming effective, new ordinary shares of 10 pence each in the capital of Virgin Mobile will be issued to NTL and/or NTLIH (and/or their nominee(s)) whereupon Virgin Mobile will become a wholly-owned subsidiary of the NTL Group.

3.	Background to and reasons for recommending the Cash Offer

Virgin Mobile listed on the London Stock Exchange on 21 July 2004, four and a half years after launching its customer offer. At the time of its listing, Virgin Mobile laid out its plan to grow the business. Since listing, Virgin Mobile has delivered against this strategy, producing sector leading revenue growth by: leveraging the Virgin Mobile brand; maintaining a differentiated approach to the market through innovation; and having the most satisfied customers in the sector. Virgin Mobile’s robust operational and financial results have been reflected in the strong share price performance since its listing.

On 5 December 2005 the Board confirmed that it had received an approach from NTL regarding a possible offer for Virgin Mobile. The Virgin Group representative on the Board absented himself from the Board, and further deliberations continued among the Independent Board members. After careful consideration, the Independent Board determined that NTL’s potential cash offer of 323p materially undervalued Virgin Mobile and unanimously rejected this proposal.

In early January 2006 NTL re-approached the Independent Board. After detailed negotiations, the terms of a revised potential offer were finalised. In a joint announcement on 16 January 2006, Virgin Mobile and NTL notified the market of discussions in respect of a potential cash offer of 372p, with share alternative offers. These discussions resulted in a firm intention to make the Offers being announced on 4 April 2006.

The Independent Board and its advisers conducted limited financial and legal due diligence on all public filings made by NTL Holdings and Telewest since October 2005 including audited financial statements, and were granted access to certain non-public information by way of a confidential dataroom. In addition to this limited review, the due diligence exercise included a presentation made by members of the NTL executive management and question and answer sessions with NTL’s Chief Financial Officer, General Counsel and Tax Manager and with NTL’s auditors and other advisers.

Against this background, the Independent Board unanimously recommends that Virgin Mobile Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the EGM (including the resolution to be put to the Independent Shareholders in connection with the approval of the Brand Licence), as each of the Independent Directors has undertaken to do in respect of his or her entire beneficial holding of Virgin Mobile Shares. The Cash Offer provides certainty of proceeds to Virgin Mobile Shareholders, while the Share Offer and the Cash and Share Offer provide Virgin Mobile Shareholders with an opportunity to transfer their investment in Virgin Mobile into NTL Shares, should they so wish. Virgin Mobile Shareholders considering making an election to receive consideration under the Share Offer or the Share and Cash Offer are referred in particular to the investment considerations set out in Part 4 (NTL Investment Considerations) and the financial effects of the Offers set out in paragraph 4 of this Part 1 and paragraph 5 of Part 2 (Explanatory Statements) of this document and are advised to take their own independent financial advice.

Members of the Virgin Group have irrevocably undertaken to NTL and NTLIH to vote in favour of the Scheme and to accept the Share and Cash Offer in respect of, in aggregate, their beneficial holding of 184,238,328 Virgin Mobile Shares representing, as at the date of this document, approximately 71.2 per cent. of the existing issued share capital of Virgin Mobile, irrespective of whether any higher competing bid is made.

4.	Financial effects of the Offers

Under the basic terms of the Offers, Scheme Shareholders will receive 372 pence in cash, 0.23245 NTL Shares or 0.18596 NTL Shares plus 67 pence in cash for every Scheme Share held (depending on their elections or deemed elections). On the bases and assumptions set out in the notes below and assuming that the Scheme becomes effective, the following tables show, for illustrative purposes only, the financial effects on the capital and income for a holder of one Virgin Mobile Share (assuming an election is made for the Share Offer in respect of that Virgin Mobile Share).

Note
Market value of 0.23245 NTL Shares	(1) £3.51
Market value of one Virgin Mobile Share	(2) £3.75
Decrease in capital value per one Virgin Mobile Share	£0.24

This represents a decrease of 6.4 per cent.

(a) Income

Note
Gross dividend income on 0.23245 NTL Shares	(3) 0.00 pence
Gross dividend income on one Virgin Mobile Share	(4) 8.28 pence
Decrease in 12 month pro forma dividend income per one Virgin Mobile Share	8.28 pence

Notes:

(1)	The market value of 0.23245 NTL Shares is based on the closing price of US$27.05 per NTL Share as at the close of business on 26 April 2006 and the US$/£ exchange rate on 26 April 2006 (being the last practicable date prior to the publication of this document).

(2)	The market value of Virgin Mobile Shares is based on the Closing Price on 26 April 2006 (being the last dealing day prior to the date of the announcement of the Offers).

(3)	The gross dividend income on NTL Shares is based on the aggregate of the final dividends paid by both NTL and Telewest paid in respect of the 52 weeks ended 31 December 2005. It should be noted that neither NTL nor Telewest has paid dividends on its shares.

(4)	The gross dividend income on Virgin Mobile Shares is based on the aggregate of:

(a)	the final dividend of 4.88 pence per Virgin Mobile Share paid in respect of the 52 weeks ended 31 March 2005;

(b)	the interim dividend of 3.40 pence per Virgin Mobile Share paid in respect of the 28 weeks ended 30 September 2005.

(5)	In assessing the financial effects of receiving NTL Shares, no account has been taken of any actual or potential taxation liability or of any timing differences in the payment of dividends.

Further details on the potential financial effects of the Offers on NTL are set out and incorporated within the investment considerations in Part 4 (NTL Investment Considerations) and paragraph 5 of Part 2 (Explanatory Statement) of this document.

5.	The Brand Licence

On 3 April 2006, NTL Group Limited (a member of the NTL Group) and Virgin Enterprises (a member of the Virgin Group) entered into the Brand Licence. The Brand Licence allows the NTL Group to make use of the Virgin brand and, amongst other things, sets out the terms on which Virgin Mobile will be entitled to continue to make use of the Virgin Brand following the Brand Licence becoming effective with respect to Virgin Mobile. A summary of the material provisions of the Brand Licence is set out at paragraph 6 of Part 2 (Explanatory Statement) of this document. Since members of the Virgin Group are both a party to the Brand Licence and a Virgin Mobile Shareholder, the Panel requires that the Brand Licence be approved by the Independent Shareholders. A resolution to approve the Brand Licence will be proposed at the EGM. The resolution will be passed by a simple majority of the Independent Shareholders voting, in person or by proxy, in favour and voting will be by way of a poll. The Virgin Group and the Homewood Trust will not be entitled to vote on the resolution.

As set out in paragraph 2 of this Part 1, one of the Conditions to the Offers is that the Brand Licence is approved by a simple majority of the Independent Shareholders voting at the EGM. If such resolution of the Independent Shareholders is not passed the Offers will not proceed.

The Independent Board considers that the terms of the Brand Licence represent an arm’s length, commercially negotiated agreement and, therefore, are fair and reasonable. Accordingly, the Independent Board unanimously recommends that the Independent Shareholders vote in favour of the resolution to approve the Brand Licence as they have irrevocably undertaken to do in respect of their own Virgin Mobile Shares.

The terms of the Brand Licence are considered by Morgan Stanley, Virgin Mobile’s financial adviser, to represent an arm’s length, commercially negotiated agreement and, therefore, are considered to be fair and reasonable. In forming this view, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

6.	Management and Employees

NTL has confirmed that, on the Scheme becoming effective, it intends to safeguard the existing contractual and statutory employment rights, including pension rights, of all the employees of the Virgin Mobile Group.

Upon the Scheme becoming effective, the Non-Executive Directors have undertaken to resign from the Board.

7.	Virgin Mobile Share Option Schemes

Details of the effect of the Scheme on participants in the Virgin Mobile Share Option Schemes are set out in paragraph 13 of Part 2 (Explanatory Statement) of this document.

8.	Implementation Agreement

On 3 April 2006 NTL, NTLIH and Virgin Mobile entered into the Implementation Agreement, which governs their relationship in relation to the acquisition of Virgin Mobile by NTL until the Scheme becomes effective (or, if the Offers are implemented by way of a Takeover Offer, the date on which the Takeover Offer becomes or is declared unconditional in all respects or the date on which the Offers lapse or are withdrawn). Under the Implementation Agreement the parties have agreed (among other things) to co-operate with regard to the process for implementing the Scheme and Virgin Mobile has given certain undertakings concerning the conduct of its business during the period until the Scheme becomes effective (or, if applicable, the date on which the Takeover Offer becomes or is declared unconditional in all respects).

Under the Implementation Agreement, Virgin Mobile has agreed not to solicit an alternative offer for Virgin Mobile or to take any action which is prejudicial to the successful outcome of the Scheme, and to promptly inform NTL of any approach by a third party. Virgin Mobile has also agreed under the Implementation Agreement that it will not enter into any inducement fee arrangements with any person in connection with an approach to Virgin Mobile or a proposal or offer to acquire shares in the capital of Virgin Mobile.

NTL has confirmed that at the date the Implementation Agreement was executed no member of the NTL Group has entered into any inducement fee arrangements with any person in connection with an approach to NTL or a proposal to acquire shares in the capital of NTL.

The Implementation Agreement may terminate with immediate effect in certain circumstances, including if the Conditions are not satisfied or waived by 15 August 2006 in the case of the Scheme (or 31 October 2006 in the case of a Takeover Offer) or if the recommendation of the Independent Directors is withdrawn. NTL may terminate the Implementation Agreement if Virgin Mobile breaches certain of the undertakings concerning the conduct of its business.

Virgin Mobile has agreed in the Implementation Agreement that if the Scheme does not become effective for any reason, including, for example, if the requisite resolutions to approve the Scheme are not passed or if the Court fails to sanction the Scheme, it will, subject to the Independent Directors’ fiduciary duties, take or cause to be taken all actions necessary to implement the Offers by way of a Takeover Offer including providing Virgin Mobile’s recommendation to the implementation of the Offers as a Takeover Offer pursuant to the note to Rules 35.1 and 35.2 of the City Code.

A detailed summary of the Implementation Agreement is contained in Part 10 (Additional Information) of this document.

9.	Investment Agreement

On 3 April 2006 NTL entered into an investment agreement with Sir Richard Branson and a member of the Virgin Group, which will become effective on the Effective Date.

The Investment Agreement places restrictions on the extent to which the relevant Virgin Group holders of NTL Shares will be able to dispose of those NTL Shares during an 18 month period, with those restrictions relaxing on a staged basis. In addition, it places certain restrictions on the conduct of those holders, which will expire upon the earlier of (i) NTL’s 2008 annual stockholders’ meeting, and (ii) 30 June 2008.

A detailed summary of the Investment Agreement is contained in Part 10 (Additional Information) of this document.

10.	Meetings and Action to be taken

You will find enclosed with this document:

•	a blue Form of Proxy for use at the Court Meeting;

•	a white Form of Proxy for use at the EGM;

•	a green Form of Election for use in respect of the Share Alternatives; and

•	a reply-paid envelope for use in the United Kingdom.

(a)	Court Meeting and EGM

Whether or not you intend to attend the Court Meeting and/or the EGM, you are requested to complete and sign the enclosed blue and white Forms of Proxy and return them in accordance with the instructions printed on them. Completed Forms of Proxy should be returned to the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, as soon as possible and, in any event, so as to be received by the times set out below. For shareholders’ convenience, the address of the Registrars is printed on the reverse of the Forms of Proxy and the postage is pre-paid from within the UK. You may also submit your proxies electronically at www.sharevote.co.uk using the reference number, card ID and account number on the Forms of Proxy. Alternatively, if you are a member of CREST, you may be able to use the CREST electronic proxy appointment services. Further details are set out in the Notice of Court Meeting and Notice of EGM. Proxies submitted electronically must be sent as soon as possible, and in any event so as to be received by no later than 10.00 a.m. on 22 May 2006 in the case of the Court Meeting and 10.15 a.m. on 22 May 2006 in the case of the EGM (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

If the blue Form of Proxy for use at the Court Meeting is not lodged by the time specified above, it may be handed to the chairman of the Court Meeting at the start of the Court Meeting and will still be valid. However, in the case of the white Form of Proxy for the EGM, it will be invalid unless it is lodged with the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA, so as to be received no later than 10.15 a.m. on 22 May 2006. The completion and return of the Forms of Proxy will not prevent you from attending and voting in person at the Court Meeting or the EGM, or at any adjournment thereof, if you so wish and are so entitled.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the Scheme Shareholders. Therefore, whether or not you intend to attend the Meetings, you are strongly urged to sign and return your Forms of Proxy for both the Court Meeting and the EGM as soon as possible.

Notices convening the Court Meeting and the EGM are set out in Parts 12 (Notice of Court Meeting) and 13 (Notice of Extraordinary General Meeting) of this document respectively.

(b)	Election for the Share Alternatives

IF YOU WISH TO ACCEPT THE CASH OFFER YOU DO NOT NEED TO RETURN THE FORM OF ELECTION OR SUBMIT ELECTRONIC INSTRUCTIONS THROUGH CREST. BY NOT MAKING AN ELECTION FOR ONE OF THE SHARE ALTERNATIVES YOU WILL BE DEEMED TO HAVE ELECTED TO RECEIVE CASH CONSIDERATION UNDER THE CASH OFFER.

Scheme Shareholders (other than Restricted Overseas Shareholders) who hold their Scheme Shares in certificated form and wish to elect to receive consideration under either the Share Offer or the Share and Cash Offer in respect of all of their Scheme Shares must complete the green Form of Election in accordance with the instructions printed thereon. The green Form of Election must be returned together with the share certificates (and other documents of title) to the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA, so as to be received by no later than 4.30 p.m. on 30 June 2006. A reply prepaid envelope for use in returning a Form of Election within the UK has been sent to you together with this document. Detailed instructions on the actions to be taken are set out in the Form of Election. Scheme Shareholders wishing to receive all cash in respect of their Virgin Mobile Shares should not complete or return the Form of Election.

Scheme Shareholders (other than Restricted Overseas Shareholders) who hold their Scheme Shares in uncertificated form in CREST and wish to elect for either of the Share Alternatives should submit an electronic election through CREST in accordance with the instructions below so as to be received no later than 4.30 p.m. on 30 June 2006. CREST holders who do not submit a valid TTE instruction will automatically receive Cash Consideration under the Cash Offer.

•	Election through CREST for the Share Offer: To make an election for the Share Offer in respect of Scheme Shares held in uncertificated form in CREST, Scheme Shareholders should send (or if they are a CREST sponsored member, procure that the CREST sponsor sends) to CRESTCo a TTE instruction in relation to such shares. A TTE instruction to CRESTCo must be properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow and must contain in addition the following details:

•	the ISIN number for the Scheme Shares (this is GB00B01S4S86);

•	the number of Scheme Shares in respect of which the election for the Share Offer relates;

•	the Scheme Shareholder’s member account ID;

•	the Scheme Shareholder’s participant ID;

•	the participant ID of Lloyds TSB Registrars (this is 6RA30);

•	the member account ID of Lloyds TSB Registrars (this is NTLVIR02);

•	the intended settlement date (this must be by 4.30 p.m. on 30 June 2006);

•	the corporate action number (this is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST); and

•	input with a standard delivery instruction of 80.

In order for an uncertificated election to be valid, the TTE instruction must comply with the requirements as to authentication and contents set out above and must settle by 4.30 pm on 30 June 2006.

•	Election through CREST for the Share and Cash Offer: To make an election for the Share and Cash Offer in respect of Scheme Shares held in uncertificated form in CREST, Scheme Shareholders should send (or if they are a CREST sponsored member, procure that the CREST sponsor sends) to CRESTCo a TTE instruction in relation to such shares. A TTE instruction to CRESTCo must be properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow and must contain in addition the following details:

•	the ISIN number for the Scheme Shares (this is GB00B01S4S86);

•	the number of Scheme Shares in respect of which the election for the Share and Cash Offer relates;

•	the Scheme Shareholder’s member account ID;

•	the Scheme Shareholder’s participant ID;

•	the participant ID of Lloyds TSB Registrars (this is 6RA30);

•	the member account ID of Lloyds TSB Registrars (this is NTLVIR03);

•	the intended settlement date (this must be by 4.30 p.m. on 30 June 2006);

•	the corporate action number (this is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST); and

•	input with a standard delivery instruction of 80.

In order for an uncertified election to be valid, the TTE instruction must comply with the requirements as to authentication and contents set out above and must settle by 4.30 pm on 30 June 2006.

Scheme Shareholders wishing to elect for the Cash Offer and receive Cash Consideration in respect of their Scheme Shares and Restricted Overseas Shareholders should NOT complete the green Form of Election or submit an electronic election. If you fail to make an election by 4.30 p.m. on 30 June 2006 or if your Form of Election or your electronic election is invalid or if Virgin Mobile (following consultation with NTL) determines that you are a Restricted Overseas Shareholder, you will be deemed not to have made an election for the Share Alternatives and you will receive Cash Consideration in respect of your Scheme Shares.

If you have any questions relating to this document or the completion and return of the blue and white Forms of Proxy or the green Form of Election, please contact the Company’s Registrars, Lloyds TSB Registrars, on 0870

609 2158 or, if telephoning from outside the United Kingdom, on +44 1903 276 342, Monday to Friday from 8.30 a.m. to 5.30 p.m. Please note that for legal reasons the helpline cannot provide advice on the merits of the Scheme or financial advice.

Details relating to settlement are included in paragraph 18 of Part 2 (Explanatory Statement) of this document.

Overseas Shareholders should refer to paragraph 20 of Part 2 (Explanatory Statement) of this document.

11.	Further Information

Please read carefully the remainder of this document, including the letter from Morgan Stanley, financial adviser to Virgin Mobile, set out in Part 2 (Explanatory Statement) of this document. Please note that the information contained in this letter is not a substitute for reading the remainder of this document.

12.	Recommendation

The Independent Board, which has been so advised by Morgan Stanley, considers the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

The Independent Board considers that the terms of the Brand Licence represent an arm’s length, commercially negotiated agreement and, therefore, are fair and reasonable.

The Independent Board unanimously recommends that Virgin Mobile Shareholders vote in favour of the Scheme at the Court Meeting and the EGM, and that Independent Shareholders approve the Brand Licence, by voting in favour of the resolution to be proposed at the EGM, as they have irrevocably undertaken to do themselves with respect to their own beneficial holdings of 1,338,534 Virgin Mobile Shares, representing in aggregate approximately 0.52 per cent. of the existing issued share capital of Virgin Mobile.

The Independent Board, which has been so advised by Morgan Stanley, makes no recommendation with respect to the Share Offer or the Share and Cash Offer. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

Virgin Mobile Shareholders considering making an election for the Share Offer or for the Share and Cash Offer are referred in particular to the investment considerations set out in Part 4 (NTL Investment Considerations) and the financial effects of the Offer set out in paragraph 4 of this Part 1 and paragraph 5 of Part 2 (Explanatory Statement) of this document. The decision as to whether Virgin Mobile Shareholders make an election for the Share Offer or for the Share and Cash Offer will depend on their individual circumstances. If Virgin Mobile Shareholders are in any doubt as to the action they should take, they should seek their own financial advice from an independent financial adviser.

Yours sincerely,

Charles Mark Gurassa

Chairman

Virgin Mobile

PART 2

EXPLANATORY STATEMENT

Morgan Stanley & Co. Limited

25 Cabot Square

Canary Wharf

London

E14 4QA

28 April 2006

To Virgin Mobile Shareholders and, for information only, participants in the Virgin Mobile Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER WITH SHARE ALTERNATIVES FOR

VIRGIN MOBILE BY NTL AND NTLIH

1.	Introduction

On 4 April 2006, NTL and the Independent Board of Virgin Mobile announced, in accordance with Rule 2.5 of the City Code, that they had reached agreement on the terms of a recommended cash offer by NTLIH, a wholly-owned subsidiary of NTL, with a share alternative offer by NTL, and a share and cash alternative offer to be made by NTL and NTLIH, to acquire the entire issued and to be issued share capital of Virgin Mobile. The Offers are to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

Your attention is drawn to the letter from Charles Gurassa, the Chairman of Virgin Mobile, set out in Part 1 (Letter from the Chairman of Virgin Mobile) of this document. That letter contains, amongst other things, the unanimous recommendation by the Independent Directors to Virgin Mobile Shareholders to vote in favour of the Scheme at the Court Meeting and the EGM and vote in favour of the resolution to approve the Brand Licence to be proposed at the EGM. That letter also states that the Independent Board, which has been so advised by Morgan Stanley, considers the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

We have been authorised by the Independent Board to write to you to set out the terms of the Offers and to provide you with other relevant information. Statements made in this letter which refer to the background to the recommendation of the Independent Board reflect the view of the Independent Board and statements which refer to information concerning the business of Virgin Mobile reflect the views of the Directors.

The terms of the Scheme are set out in full in Part 5 (The Scheme of Arrangement) of this document. Your attention is also drawn to the information in the other Parts of this document, which form part of the explanatory statement pursuant to section 426 of the Companies Act.

Virgin Mobile Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Scheme and the resolutions to be proposed at the EGM.

2.	Summary of the Offers

In accordance with the terms of the Scheme, all Scheme Shareholders will, depending on their elections (or deemed elections), receive:

(a)	Under the Cash Offer:

for each Scheme Share                  372 pence in cash

The Cash Offer, which is made by NTLIH, represents a premium of 19.6 per cent. to the Virgin Mobile Share price on 2 December 2005, the last Business Day prior to the commencement of the Offer Period; premia of 18.9 per cent., 26.2 per cent. and 47.9 per cent. to the average Virgin Mobile Share price over the one, three and twelve month periods prior to 5 December 2005, respectively; and an 86.0 per cent. premium to Virgin Mobile’s IPO offer price on 21 July 2004 when it was listed on the London Stock Exchange.

The Cash Offer values the entire issued share capital of Virgin Mobile at approximately £962.4 million.

(b)	Under the Share Offer:

for each Scheme Share                  0.23245 NTL Shares

As an alternative offer to the Cash Offer, Scheme Shareholders (other than Restricted Overseas Shareholders) may irrevocably elect to receive NTL Shares offered by NTL, on the basis of 0.23245 NTL Shares for each Scheme Share held.

NTL Shares are quoted and tradeable on the NASDAQ National Market. Application will be made for the NTL Shares issued pursuant to the Scheme to be listed on the NASDAQ National Market.

The Share Offer is valued at 351 pence for each Scheme Share based on NTL’s closing price and the US$/£ exchange rate on 26 April 2006 (being the last practicable Business Day prior to posting of this document).

(c)	Under the Share and Cash Offer:

                                    for each Scheme Share                  0.18596 NTL Shares plus 67 pence in cash

As an alternative to both the Cash Offer and the Share Offer, Scheme Shareholders (other than Restricted Overseas Shareholders) may irrevocably elect to receive NTL Shares offered by NTL and cash offered by NTLIH, on the basis of 0.18596 NTL Shares and 67 pence in cash for each Scheme Share held.

NTL Shares are quoted and tradeable on the NASDAQ National Market. Application will be made for the NTL Shares issued pursuant to the Scheme to be listed on the NASDAQ National Market.

The Share and Cash Offer is valued at 281 pence for each Scheme Share based on NTL’s closing price and the US$/£ exchange rate on 26 April 2006 (being the last practicable Business Day prior to posting of this document) plus 67 pence in cash.

Scheme Shareholders may only make an election for either the Share Offer or for the Share and Cash Offer in respect of their entire holding of Scheme Shares. Scheme Shareholders considering making an election for the Share Offer or for the Share and Cash Offer are referred in particular to the investment considerations set out in Part 4 (NTL Investment Considerations) and the financial effects of the Offer set out in paragraph 4 of Part 1 (Letter from the Chairman of Virgin Mobile) and paragraph 5 of this Part 2 of this document.

Fractional entitlements to NTL Shares will not be allotted or issued pursuant to the Share Offer or the Share and Cash Offer and will be disregarded.

3.	Structure of the Offers

(a)	Introduction

The Offers will be effected by means of a scheme of arrangement between Virgin Mobile and its shareholders under section 425 of the Companies Act, the provisions of which are set out in full in Part 5 (The Scheme of Arrangement) of this document. The purpose of the Scheme is to provide for NTL and/or NTLIH (and/or their nominee(s)) to become the owners of the entire issued and to be issued share capital of Virgin Mobile. This is to be achieved by the cancellation of the Scheme Shares held by Scheme Shareholders and the application of the reserve arising from such cancellation in paying up in full the number of New Virgin Mobile Shares which have an aggregate nominal value equal to the aggregate nominal value of the Scheme Shares cancelled and issuing the same to NTL and/or NTLIH (and/or their nominee(s)). Holders of Scheme Shares will then receive cash and/or NTL Shares on the bases set out in paragraph 2 above.

For the Scheme to become effective, a special resolution implementing the Scheme must be passed by Virgin Mobile Shareholders at the EGM, and the Scheme must be approved by a majority in number of those Scheme Shareholders present and voting either in person or by proxy at the Court Meeting representing 75 per cent. or more in value of all Scheme Shares held by such Scheme Shareholders.

The Scheme also requires the sanction of the Court, as well as satisfaction or waiver of the other Conditions set out in Part 3 (Conditions to the Implementation of the Scheme and the Offers) of this document. The Scheme will become effective in accordance with its terms on delivery of an office copy of the Scheme Court Order and the Reduction Court Order to the Registrar of Companies, and the registration by him of the Reduction Court Order. Upon the Scheme becoming effective, it will be binding on all Virgin Mobile Shareholders, irrespective of whether or not, being entitled to do so, they attended or voted at the Court Meeting or the EGM.

The last day of dealings in, and for registration of transfers of, Virgin Mobile Shares will be 30 June 2006. At 4:30 p.m. on 30 June 2006, Virgin Mobile Shares will be suspended from the Official List and from the London Stock Exchange’s market for listed securities and the listing of such shares will be cancelled on the Effective Date.

Prior to the Scheme becoming effective, applications will be made to the UKLA for the listing of the Virgin Mobile Shares to be cancelled and to the London Stock Exchange for the Virgin Mobile Shares to cease to be admitted to trading on the London Stock Exchange’s market for listed securities in each case on the Effective Date.

If the Scheme becomes effective, Virgin Mobile Shares will be acquired by NTL and/or NTLIH (and/or their nominee(s)) fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after 4 April 2006. Virgin Mobile does not intend to declare, make or pay any dividends or distributions prior to the Effective Date (or, if the Offers are implemented by way of a Takeover Offer, prior to the date on which the Takeover Offer becomes or is declared unconditional in all respects).

On the Effective Date, share certificates in respect of Scheme Shares will cease to be valid and should be destroyed. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled and the NTL Shares will (subject to NASDAQ National Market approval) be quoted and become tradeable on the NASDAQ National Market.

(b)	The Meetings

Before the Court’s approval can be sought to sanction the Scheme, the Scheme will require approval by the holders of Scheme Shares at the Court Meeting and the passing of both an ordinary resolution of the Independent Shareholders required by the Panel to approve the Brand Licence (described in detail in paragraphs 3(b)(i) and 6 below) and a special resolution by Virgin Mobile Shareholders to implement the Scheme at the EGM.

Notices of the Court Meeting and the EGM are set out in Parts 12 (Notice of Court Meeting) and 13 (Notice of Extraordinary General Meeting) of this document respectively. All holders of Virgin Mobile Shares whose names appear on the register of members of Virgin Mobile at 6.00 p.m. on 22 May 2006 or, if either the Court Meeting or the EGM is adjourned, on the register of members at 6.00 p.m. on the date two days before the date set for the adjourned Meeting, will be entitled to attend and vote at the relevant Meeting in respect of the number of Virgin Mobile Shares registered in their names at the relevant time, as further described below.

The Court Meeting

The Court Meeting, which has been convened for 10.00 a.m. on 24 May 2006, is being held at the direction of the Court to seek the approval of Scheme Shareholders for the Scheme (with or without modification).

At the Court Meeting, voting will be by way of a poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a majority in number of those Scheme Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of all Scheme Shares held by such Scheme Shareholders. The result of the poll will be posted on Virgin Mobile’s website.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Scheme Shareholder opinion. Therefore, whether or not you intend to attend the Meetings, you are strongly urged to sign and return your Forms of Proxy for both the Court Meeting and EGM as soon as possible.

The Extraordinary General Meeting

The EGM has been convened for 10.15 a.m. on 24 May 2006 (or as soon thereafter as the Court Meeting has been concluded or adjourned), to consider and, if thought fit, pass two resolutions:

(i)	An Ordinary Resolution of the Independent Shareholders to approve the Brand Licence described in paragraph 6 below. Approval of the Brand Licence by the Independent Shareholders is required by the Panel and the resolution will be passed if a simple majority of those Independent Shareholders voting, in person or by proxy, vote in favour. Voting on this resolution will be by way of a poll. The Virgin Group and the Homewood Trust will not be entitled to vote on the Ordinary Resolution. The Independent Board considers that the terms of the Brand Licence represent an arm’s length, commercially negotiated agreement and, therefore, are fair and reasonable. Accordingly the Independent Board recommends that the Virgin Mobile Shareholders approve the Brand Licence by voting in favour of the Ordinary Resolution to be proposed at the EGM.

(ii)	A Special Resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

(A)	the Scheme;

(B)	the reduction of the Company’s share capital equal to the nominal value of the Scheme Shares which are to be cancelled pursuant to the Scheme and the subsequent issue of New Virgin Mobile Shares to NTL and/or NTLIH (or their nominee(s)) in accordance with the Scheme;

(C)	the giving of authority to the Directors pursuant to section 80 of the Companies Act to allot securities in the Company; and

(D)	a share capital reorganisation and certain amendments to Virgin Mobile’s Articles as described below.

Amendments to Virgin Mobile’s Articles

As the Scheme will apply only to Scheme Shares, it is proposed to amend the Virgin Mobile Articles at the EGM, as set out in Part 13 (Notice of Extraordinary General Meeting) of this document, to provide that any Virgin Mobile Shares issued after the Scheme Record Time (other than to NTL or NTLIH (or their nominees(s)) will automatically (subject to the Scheme becoming effective) be transferred to a member of the NTL Group in consideration for 372 pence in cash for each Virgin Mobile Share transferred.

It is also proposed that the Virgin Mobile Articles be amended to ensure that any Virgin Mobile Shares which are issued after the EGM but on or before the Scheme Record Time will be subject to and bound by the Scheme.

Voting on the Special Resolution will be on a show of hands unless a poll is demanded. The Chairman reserves the right to demand that the vote of the Shareholders will be held by way of a poll and, in such event, each Virgin Mobile Shareholder present in person or by proxy will be entitled to one vote for every Virgin Mobile Share held.

The blue and white Forms of Proxy should be returned to the Company’s Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA as soon as possible and, in any event, so as to be received by the times set out below. For shareholders’ convenience, the address of the Registrar is printed on the reverse of the Forms of Proxy and return postage is pre-paid from within the UK. If a blue Form of Proxy for use at the Court Meeting is not returned by the time specified below, it may be handed to the Chairman of the Court Meeting at the start of the Court Meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time specified below it will be invalid. You may also submit your proxies electronically at www.sharevote.co.uk using the reference number, card ID and account number on each of the Forms of Proxy. Alternatively, if you are a member of CREST, you may be able to use the CREST electronic proxy appointment services. Further details are set out in the Notice of Court Meeting and Notice of EGM. Proxies submitted electronically must be sent as soon as possible, and in any event so as to be received by no later than 10.00 a.m. on 22 May 2006 in the case of the Court Meeting and 10.15 a.m. on 22 May 2006 in the case of the EGM (or, in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, or at any adjournment thereof, if you so wish and are so entitled.

(c)	Share Capital Reorganisation

The Scheme will include a reorganisation of the share capital of Virgin Mobile whereby the Scheme Shares will, in accordance with the terms of the Scheme, be reclassified (and, as applicable, subdivided) into A Shares, B Shares, C Shares and D Shares. The share capital reorganisation will take effect immediately following the Scheme Record Time, from which point the A Shares will carry the right to receive the Cash Consideration, the B Shares will carry the right to receive the NTL Shares under the Share Offer, the C Shares will carry the right to receive the Part Cash Consideration under the Share and Cash Offer and the D Shares will carry the right to receive the NTL Shares under the Share and Cash Offer. Each A Share will confer upon the holder thereof the right to receive 372 pence in cash, each B Share will confer upon the holder thereof the right to receive 0.23245 NTL Shares, each C Share will confer upon the holder thereof the right to receive 67 pence in cash and each D Share will confer upon the holder thereof the right to receive 0.18596 NTL Shares.

Subject to the share capital reorganisation taking effect, on the Effective Date the A Shares, the B Shares, the C Shares and the D Shares will be cancelled and Scheme Shareholders will be paid cash and issued with NTL Shares in proportion to their holdings of A Shares, B Shares, C Shares and D Shares respectively. No temporary documents of title will be issued to Virgin Mobile Shareholders in respect of the A Shares, the B Shares, the C Shares or the D Shares. If, for any reason, the Scheme does not become effective by 6.00 p.m. on the tenth Business Day following the Scheme Record Time, or such later time and date as Virgin Mobile, NTL and NTLIH may agree and the Court may allow (if applicable), the share capital reorganisation described above will be reversed and Scheme Shareholders will hold such number of Virgin Mobile Shares as they held immediately prior to the Scheme Record Time.

(d)	Conditions to the Offers

The Conditions to the Offers are set out in full in Part 3 (Conditions to the Implementation of the Scheme and the Offers) of this document. In summary, the implementation of the Offers is conditional upon:

(i)	the Scheme becoming effective by not later than 15 August 2006 or such later date as may be agreed in writing by Virgin Mobile, NTL and NTLIH (and if appropriate as the Court may approve) failing which the Scheme will lapse;

(ii)	approval of the Scheme by a majority in number of the Scheme Shareholders representing 75 per cent. or more in value of the Scheme Shares entitled to be present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

(iii)	the Ordinary Resolution and the Special Resolution set out in the notice of EGM being duly passed by the requisite majorities at the EGM, or at any adjournment thereof; and

(iv)	the sanction of the Scheme and confirmation of the Reduction of Capital involved therein by the Court (in either case, with or without modification, on terms acceptable to Virgin Mobile, NTLIH and NTL) and the delivery of an office copy of the Scheme Court Order and of the Reduction Court Order by Virgin Mobile to the Registrar of Companies and registration of the Reduction Court Order by him.

The Offers are also conditional upon the other Conditions set out in Part 3 (Conditions to the Implementation of the Scheme and the Offers) to this document, which are not otherwise summarised in paragraphs (i) to (iv), being satisfied or waived.

(e)	Sanction of the Scheme by the Court

Under the Companies Act, the Scheme requires the sanction of the Court. The Scheme Court Hearing is expected to be held on 30 June 2006 and the Reduction Court Hearing is expected to be held on 3 July 2006. NTL and NTLIH have confirmed that they will be represented by counsel at the Scheme Court Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of an office copy of the Scheme Court Order and the Reduction Court Order to the Registrar of Companies and the registration by him of the Reduction Court Order.

If the Scheme becomes effective, it will be binding on all Virgin Mobile Shareholders irrespective of whether or not, being entitled to do so, they attended or voted in favour of the Scheme at the Court Meeting or in favour of the Special Resolution and the Ordinary Resolution at the EGM. If the Scheme does not become effective by 15 August 2006 (or such later date (if any) as NTL, NTLIH and Virgin Mobile may agree and, if appropriate, the Court may approve) the Scheme will not become effective and the Scheme will not proceed.

(f)	Section 103 Valuation

As at 26 April 2006 (the last practicable Business Day prior to the posting of this document), neither of NTL or NTLIH owned or controlled any Virgin Mobile Shares. It is intended that, in the period after the EGM and before the Scheme Court Hearing, each of NTL and NTLIH will acquire at least one Virgin Mobile Share each which will mean that NTL and NTLIH will both be members of Virgin Mobile on the Effective Date and accordingly there will be no requirement under section 103 of the Companies Act for an independent valuation of the new Virgin Mobile Shares to be allotted to NTL or any a member of the NTL Group under the Scheme.

(g)	Implementation of the Offers by way of a Takeover Offer

At any time before the Scheme becomes effective, or following the withdrawal or lapse of the Scheme, NTL may elect, subject to the consent of the Panel, to implement the Offers by way of a Takeover Offer in which case additional documents will be despatched to Virgin Mobile Shareholders. In such circumstances, NTL or the relevant member of the NTL Group will need to, with the consent of the Panel, make such alterations to the Conditions and the Offers as are necessary to comply with the provisions of the City Code including those provisions relating to the cash confirmation requirements of Rule 24.7. In the event that the Offers are restructured as a Takeover Offer, NTL has agreed with the Virgin Group that such Takeover Offer will be on identical terms save always that such Takeover Offer will be conditional on receiving at least 70 per cent. acceptances. Provided Morgan Stanley and Goldman Sachs shall have determined that the proposals made by way of the Takeover Offer are on the same terms as or better terms than the Offers, the Independent Directors have agreed (subject to their fiduciary duties) to recommend the cash offer (and, if the Independent Directors then consider appropriate, the share offer and share and cash offer) made under the Takeover Offer to the Virgin Mobile Shareholders.

4.	Irrevocable Undertakings to accept the Offers

In aggregate, NTL and NTLIH have received undertakings to vote in favour of the Scheme (or accept the Takeover Offer, if the Offers are to be implemented by way of a Takeover Offer) and approve the resolutions to be proposed at the EGM from Virgin Mobile Shareholders representing approximately 72.0 per cent. of the existing issued capital of Virgin Mobile.

The Virgin Group, which, taken together, holds Virgin Mobile Shares representing approximately 71.2 per cent. of Virgin Mobile’s existing issued share capital, has irrevocably undertaken to NTL and NTLIH, irrespective of whether any higher competing bid is made, to vote its holding in favour of the Scheme (or to accept a Takeover Offer in the event of the Offers being restructured as a Takeover Offer) and approve the Special Resolution to be proposed at the EGM. The Virgin Group has also irrevocably undertaken to accept the Share and Cash Offer in respect of its Scheme Shares.

The Independent Directors and the Homewood Trust (which holds Virgin Mobile Shares on trust for the benefit of Gordon McCallum’s immediate family) have given undertakings to NTL and NTLIH, irrespective of whether any higher competing bid is made, in respect of their entire holdings of Virgin Mobile Shares, amounting to 1,338,534 (in aggregate) and 770,971 Virgin Mobile Shares respectively, representing in aggregate approximately 0.8 per cent. of Virgin Mobile’s existing issued share capital, to vote in favour of the Scheme (or to accept the Takeover Offer in the event of the Offers being restructured as a Takeover Offer) and to approve the resolutions to be proposed at the EGM (the Homewood Trust, as it is not an Independent Shareholder, will not vote on the resolution to approve the Brand Licence).

Those Independent Directors, who hold Virgin Mobile Shares, have given irrevocable undertakings in respect of the following Virgin Mobile Shares:

Name	Number of Virgin Mobile Shares
Charles Gurassa	250,000
Thomas Alexander	636,220
Alan Gow	116,337
Jonathan Steel	318,477
Caroline Marland	2,500
Alexander Gavin	10,000
David Maloney	5,000

In addition, Gordon McCallum, the representative on the Board of the Virgin Group, has given an irrevocable undertaking to procure the execution by the trustee of the Homewood Trust (which holds Virgin Mobile Shares on trust for the benefit of Gordon McCallum’s immediate family) of an irrevocable undertaking to, inter alia, vote in favour of the Scheme and approve the resolutions to be proposed at the EGM.

5.	Background to and reasons for the Offers

Closely following the Telewest Merger to create the UK’s leading triple-play cable provider, NTL’s combination with Virgin Mobile, together with the proposed re-branding of its combined consumer business with the Virgin brand, represents an important milestone in NTL’s history. NTL believes that the combination and re-branding will deliver wide-ranging strategic and financial benefits to its shareholders. It enhances NTL as a scale competitor in the UK telecommunications industry, enabling it to become the first market participant offering an integrated quadruple-play product suite, combining NTL’s network, products and triple-play experience together with Virgin Mobile’s national mobile business, creating a national communications and entertainment company.

Furthermore, the re-branding of NTL’s consumer business with the Virgin brand will bring Virgin’s strong brand into more than 5.1 million UK homes and, NTL believes, will provide strong consumer appeal for a wide range of high quality communications services available from a single provider under a single consumer champion brand.

Strengthening of NTL’s competitiveness

The competitive landscape in European and UK telecommunications has recently been undergoing substantial change, with the recent consolidation of various market participants and the convergence of telecommunications platforms and technologies. The recent merger of NTL and Telewest provides NTL with competitive scale and an access network passing more than half of UK homes, plus a strong platform on which to base brand and product extension. NTL believes that the mobile product of Virgin Mobile and the Virgin brand would enable NTL to extend its portfolio to compete more effectively with the large incumbents.

Following the merger between NTL and Telewest, NTL is the largest provider of consumer broadband, the second largest provider of fixed telephony, the second largest provider of pay TV and the third largest provider of multi-channel TV, and, after the acquisition of Virgin Mobile, would be the fifth largest provider of mobile telephony (in each case, by number of subscribers).

Furthermore, the extension of NTL’s product suite to include mobility will, NTL believes, provide a strong platform for the innovation and development of converged products, such as converged fixed and mobile telephony devices, and video and voice services.

Brand with strong consumer appeal

NTL believes that the Virgin brand would bring it a strong consumer appeal, positioning and customer focus to a quadruple-play offering. It would allow NTL to utilise Virgin’s brand expertise and consumer focus and should help increase customer loyalty and appeal.

The Virgin brand is the most admired brand in the UK (HPI Research 2005) and Virgin is the 27th most respected company in the world (FT 2005) (in each case, as at the time of the relevant surveys).

First quadruple-play in the UK provides growth prospects

NTL believes that, following a combination with Virgin Mobile, it will be able to extend its expertise in bundling and cross-selling communications products to mobile telephony. It would create the UK’s first communications quadruple-play proposition. NTL’s customer base of over 5.1 million cable homes would be enhanced by Virgin Mobile’s more than 4.3 million active mobile subscribers. In aggregate, the combined NTL and Virgin Mobile group would have 14.6 million RGUs (based on NTL and Telewest RGUs and Virgin Mobile active subscribers as reported as at 31 December 2005). The bundling of four communications products into one integrated offering to NTL’s and Virgin Mobile’s customers should create a strong competitive proposition, enabling NTL to deliver greater value for money to customers.

Significant value creation opportunities

NTL believes that a combination with Virgin Mobile would create the potential for revenue synergies by:

•	increasing penetration and reducing customer churn by providing an appealing product suite under the Virgin brand; and

•	increasing ARPU through the effective cross-selling of mobile services into customer homes serviced by NTL, and triple-play services to Virgin Mobile subscribers.

Financial impact on NTL

As referred to above, NTL expects to generate certain revenue synergies over the medium-term.

Other potential benefits anticipated include the savings that NTL believes would be derived from the re-branding of all of NTL’s consumer operations with the Virgin brand. Pursuant to the Brand Licence, NTL would have the ability to access one of the most powerful and customer-friendly brands in the UK, without some of the re-branding costs it may have incurred had it re-branded with a new brand. NTL also expects to benefit from Virgin Mobile’s high street presence (which includes over 100 “stores within stores” in Virgin Megastores and WH Smith stores, through which it intends to sell other NTL products).

In addition, NTL plans to consolidate Virgin Mobile into its group for UK corporation tax purposes, enabling it to use certain existing capital allowances to offset Virgin Mobile taxable income.

Combination with Virgin Mobile

The ongoing process of integrating NTL’s legacy business with the business of Telewest was designed to enable NTL also to absorb Virgin Mobile, were it be to acquired. In the immediate future, NTL does not intend to fully integrate Virgin Mobile into NTL’s operations. NTL management’s priority would continue to be the integration of NTL’s legacy cable operations with those of Telewest, and the exploitation of the benefits of the merger of NTL and Telewest. It is intended that Virgin Mobile management would report to the Chief Operating Officer of NTL.

T-Mobile

T-Mobile, Virgin Mobile’s network provider, has indicated that it is supportive of the Offers.

6.	The Brand Licence

NTL Group Limited, a member of NTL Group, and Virgin Enterprises, a member of the Virgin Group, entered into the Brand Licence on 3 April 2006. The Brand Licence sets out the terms on which the NTL Group will be entitled to make use of the Virgin brand (and Virgin Mobile will be entitled to continue to make use of the Virgin brand once the Virgin Mobile Brand Licence is terminated). A summary of the material provisions of the Brand Licence is set out below.

The Brand Licence provides for the licensing to the NTL Group of the use of certain Virgin trade marks within the United Kingdom and Ireland. The Brand Licence is an exclusive licence, covering a number of aspects of NTL’s consumer business, including the provision of communications services (such as internet, television, and fixed line telephony), the acquisition and branding of sports, movie and other premium television content, the acquisition and exploitation of sports media rights, and the branding and sale of related communications equipment (such as set-top boxes and cable modems). If NTL acquires Virgin Mobile, the Brand Licence will also replace the Virgin Mobile Brand Licence. The Brand Licence also permits NTL to rename its ultimate public holding company with a name that includes the Virgin name. The Brand Licence is for a 30 year period, although NTL may terminate it at the end of the tenth year of that period on one year’s notice. Under the Brand Licence, NTL will pay Virgin Enterprises a royalty of 0.25 per cent. of relevant consumer revenues (which would have been approximately £9 million based on 2005 revenues (including Virgin.net and Virgin Mobile)), which royalty is subject to a minimum annual payment of £8.5 million. NTL expects to commence the proposed re-branding within 12 months of the Brand Licence becoming unconditional.

In connection with the Brand Licence, Virgin Enterprises will have the right to propose a candidate to serve as a director of NTL, and will also have the right to nominate a senior marketing executive (reporting to the Chief Executive Officer, Chief Operating Officer, or senior person in charge of NTL’s consumer division) as a NTL employee. In addition, Sir Richard Branson has also agreed to support NTL’s promotional activities.

The NTL Group has an option to renew the Brand Licence at the end of the 30 year term and a good faith negotiation must take place if NTL Group gives notice to renew. The Brand Licence is terminable in the following ways:

(a)	NTL can terminate the Brand Licence on one year’s notice but such notice is to be effective no earlier than the end of the minimum term of 10 years commencing on the date the Brand Licence becomes unconditional in accordance with its terms;

(b)	the Brand Licence will terminate on the occurrence of standard events including for breach if not cured or insolvency; or

(c)	if there is a change of control of the NTL Group, the NTL Group can terminate the Brand Licence on one year’s notice to Virgin Enterprises and, if such termination occurs during the minimum term of 10 years, upon payment of a fee calculated in relation to royalty payments which would be due for the remaining period of the minimum term (subject to discount for early payment).

The Independent Shareholders will be asked at the EGM to approve the Brand Licence by passing the Ordinary Resolution. Approval of the Brand Licence is required by the Panel and the Brand Licence is conditional upon such approval. The resolution will be passed if a simple majority of the Independent Shareholders voting, in person or by proxy, at the EGM vote in favour of it. Voting will be by way of a poll. The Virgin Group will not be entitled to vote on the Ordinary Resolution.

One of the Conditions to the Offers is that the Brand Licence is approved by a simple majority of the Independent Shareholders voting at the EGM on a poll. If such resolution of the Independent Shareholders is not passed the Scheme will not proceed.

The Independent Board considers that the terms of the Brand Licence represent an arm’s length, commercially negotiated agreement and, therefore, are fair and reasonable. Accordingly, the Independent Board unanimously recommends that the Independent Shareholders approve the Brand Licence by voting in favour of the Ordinary Resolution to be proposed at the EGM.

The terms of the Brand Licence are considered by Morgan Stanley, Virgin Mobile’s financial adviser, to represent an arm’s length, commercially negotiated agreement and, therefore, are considered to be fair and reasonable. In forming this view, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

7.	Information on Virgin Mobile

Virgin Mobile is the UK’s largest MVNO with more than 4.3 million customers. Virgin Mobile launched its operations in November 1999 and provides a broad range of mobile communications services to its customers.

At launch, Virgin Mobile’s addressable market encompassed all of the pre-pay market and in May 2005 it expanded to include the consumer contract market with the launch of Virgin Mobile Pay Monthly. In a short space of time, Virgin Mobile has built up a distribution network of over 16,000 outlets connecting customers and over 100,000 outlets selling airtime. It utilises the value of the Virgin brand by putting dedicated Virgin Mobile “stores within stores” inside over 100 Virgin Megastores and WH Smith stores nationally.

Virgin Mobile’s successful business philosophy is centred around five key strengths: a strong brand; a low capital investment business model; a differentiated approach to the market; an award-winning customer service; and a strong management team.

Virgin Mobile benefits from the strength of the Virgin brand that has assisted the growth and level of Virgin Mobile’s brand recognition within the UK. The Virgin Mobile brand is reflected in the company’s entrepreneurial culture, customer proposition and differentiated approach to the market. Virgin Mobile believes it has good value tariffs which are easy to understand and a wide range of the latest handsets, and that it rewards customer loyalty.

As an MVNO, Virgin Mobile has modest capital investment requirements when compared to its peers, which results in exceptional returns on capital. Capital investments are primarily made to support growth, operational efficiencies and the customer proposition. Virgin Mobile currently operates under its non-exclusive, minimum ten year term TSA with T-Mobile, signed in January 2004, and has recently entered into an agreement with BT Movio, a division of BT plc, to offer mobile TV to customers using the UK’s Digital One DAB broadcast network.

Virgin Mobile differentiates its approach to the market by challenging market convention, being customer focused and offering a simple and compelling customer proposition. Its products and brand are backed up by the best customer service in the industry. It has won numerous awards for its dedication to customer care, is consistently highly rated in customer satisfaction surveys and has rates of customer churn below the industry average.

Since launch in 1999, Virgin Mobile has been led by strong management, consisting of highly experienced individuals with proven track records. This team was instrumental in developing and implementing a customer-oriented business, which has delivered rapid growth and strong financial results.

Virgin Mobile’s interim unaudited results for the six month period to 30 September 2005 (prepared in accordance with IFRS) were announced on 17 November 2005. These showed a turnover for the period of £274.6 million (2004: £256.7 million), service revenues of £250.8 million (2004: £230.7 million), operating profit of £45.5 million (2004: £35.7 million), EBITDA (excluding one-off items) of £54.0 million (2004: £55.6 million), and basic EPS of 10.8 pence (2004: 7.8 pence). Net debt as at 30 September 2005 was £192.7 million (2004: £264.1 million). Under Virgin Mobile’s current accounting policies, subscriber acquisition costs (SACs) for contract customers are recognised over the length of the contract. If contract SACs had been expensed in full upon connection, NTL estimates that operating profit and EBITDA for the six month period to 30 September 2005 would have been reduced by approximately £16 million.

For the 12 month period to 30 September 2005, Virgin Mobile’s turnover was £539 million, EBITDA excluding one-off items (a Virgin Mobile non-GAAP financial measure derived from financial statements prepared in IFRS) was £99 million, and purchase of fixed assets was £11 million (in each case, for the last twelve months to 30 September 2005, calculated by subtracting the reported results for the six months to 30 September 2004 from the reported results for the year to 31 March 2005 and adding the reported results for the six months to 30 September 2005).

Virgin Mobile’s key performance indicators for the three months to 31 December 2005 were announced on 1 February 2006. These showed Q3 service revenues up 20.3% year on year (H1 FY06: 8.7%, excluding Ofcom termination rate cut: 17.9%), total active customers increased 12% to 4,346,000 (Q3 FY 05: 3,879,000), rising 12 month rolling ARPU of £123 (H1 FY06: £121) and strong customer growth with 193,000 net active additions (Q3 FY05: 276,000).

8.	Information on NTL

NTL is the UK’s second largest communications company and leading triple play service provider with a cable footprint covering more than 50 per cent. of UK households. Following the Telewest Merger, NTL has more than 5.1 million residential customers and is the largest provider of residential broadband services in the UK with 2.8 million subscribers, the second largest pay TV provider (and the third largest provider of multi-channel TV) with 3.3 million subscribers and also the second largest fixed telephony provider with 4.3 million subscribers.

NTL’s services are delivered through its wholly-owned local access communications network passing approximately 12.4 million homes in the UK. The design and capability of its network provides NTL with the ability to offer triple-play bundled services to consumer customers and a broad portfolio of reliable, competitive communications solutions to business customers.

NTL provides cable services to two categories of customers (residential customers and business customers) as follows:

i)	Consumer: internet, telephone and cable television services to residential customers in the UK; and

ii)	Business: internet, data and voice services to large businesses, public sector organisations and small and medium-sized enterprises, or SMEs, communications transport services, and wholesale internet access solutions to internet service providers, or ISPs.

NTL’s combined legacy NTL and Telewest local access networks, which do not overlap, provide a strong platform allowing for product differentiation and innovation and the delivery of unique packages of service offerings. NTL now has the benefit of a much larger cable network (following the Telewest Merger) and, together with Telewest’s content division, a strong position in the multi-channel TV marketplace.

Through its wholly owned subsidiaries, Flextech Limited, or Flextech, and sit-up Limited, or sit-up, NTL provides basic television channels and related services to the UK multi-channel broadcasting market and a wide variety of consumer products by means of sit-up’s auction-based shopping programs. Flextech has ten genre-based entertainment channels, four of which are multi-phased versions of its other channels. Flextech also owns a 50% interest in the companies that comprise the UKTV Group, a series of joint ventures with BBC Worldwide Limited. Together Flextech and the UKTV Group are the largest supplier of basic channels to the UK pay-television market.

Further information on NTL’s business can be found in NTL’s (describing legacy Telewest) and NTL Holdings’ (describing legacy NTL) Forms 10-K for 2005 which were filed on 28 February and 1 March 2006, respectively.

NTL was incorporated in 2003 as a Delaware corporation under the name of Telewest Global, Inc., and changed its name to NTL Incorporated after the combination with NTL Holdings was completed on 3 March 2006. NTL’s principal executive offices are located at 909 Third Avenue, Suite 2863, New York, New York 10022, United States. NTL’s UK headquarters are located in Hook, Hampshire. NTL’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, other filings with the SEC, and any amendments thereto, are available on the NTL website at www.ntl.com and on the EDGAR service (Filings and Forms) at www.sec.gov under the names NTL Inc. (for NTL post-merger and legacy Telewest filings) and NTL Holdings Inc. (for legacy NTL filings).

9.	Financing of the Offers

The Offers will be financed by a combination of cash and NTL Shares. If all Independent Shareholders and the Homewood Trust accept the Cash Offer, NTL will require approximately £290.5 million to satisfy acceptances of the Cash Offer (assuming that all holders of options under the Virgin Mobile Share Option Schemes receive Cash Consideration), and approximately £123.4 million to satisfy full acceptance of the cash element of the Share and Cash Offer by the Virgin Group in respect of its approximately 71.2 per cent. shareholding of the current issued share capital of Virgin Mobile. This would result in a total cash consideration of approximately £414.0 million. To satisfy acceptance of the share element of the Share and Cash Offer by the Virgin Group, NTL will also issue approximately 34.3 million NTL Shares to the Virgin Group. As a result, on a successful completion of the Offers, Virgin Group will own approximately 10.1 to 10.6 per cent. of then current issued share capital of NTL, depending on the elections made by Independent Shareholders and the Homewood Trust.

NTL will also refinance the existing Virgin Mobile indebtedness, which was approximately £192.7 million as at 30 September 2005.

NTL believes that the Offers will not materially affect its current leverage. The cash consideration will be financed by a combination of existing cash and incremental £475 million financing commitments from the existing NTL banking syndicate (comprised of an additional £175 million of borrowings under the 5-year amortizing term loan facility entered into in connection with the acquisition of Telewest and a £300 million 6 1/2-year bullet repayment facility).

Following completion on 3 March 2006 of the Telewest Merger, on 3 March 2006 Standard & Poors confirmed its previously stated credit rating for NTL, being a B+ corporate credit rating with positive outlook. Standard & Poors also stated on that date that this confirmation also encompasses its assessment of the anticipated acquisition of Virgin Mobile by NTL, which it considered to be neutral for the combined company’s credit profile in the short term.

On 27 March 2006 Moody’s upgraded NTL’s corporate family rating from B1 to Ba3 with stable outlook. Moody’s stated that, whilst it expected the integration of NTL and Telewest to pose significant organisational challenges, it recognised the potential benefits that could result from an acquisition of Virgin Mobile, in terms of increased customer reach and increased product offering, as well as the use of the Virgin brand.

Goldman Sachs is satisfied that the necessary financial resources are available to NTL to enable it to satisfy the full acceptance of the cash elements of the Offers.

10.	Management and Employees

NTL has confirmed that, on the Scheme becoming effective, it intends to safeguard the existing contractual and statutory employment rights, including pension rights, of all the employees of the Virgin Mobile Group.

Upon the Scheme becoming effective, the Non-Executive Directors have undertaken to resign from the Board.

11.	The Directors and the effect of the Offers on their interests

Details of the interests of the Directors in the share capital of Virgin Mobile are set out in Part 10 (Additional Information) of this document.

Particulars of the service contracts (including termination provisions), letters of appointment and material interests of the Directors are set out in Part 10 (Additional Information) of this document.

The Independent Directors and the Homewood Trust (which holds Virgin Mobile Shares on trust for the benefit of Gordon McCallum’s immediate family) have given undertakings to NTL and NTLIH, irrespective of whether a higher competing bid is made, in respect of their entire holdings of Virgin Mobile Shares, amounting to 1,338,534 (in aggregate) and 770,971 Virgin Mobile Shares respectively, representing in aggregate approximately 0.8 per cent of Virgin Mobile’s existing ordinary share capital, to vote in favour of the Scheme (or to accept the Takeover Offer (if applicable)) and to approve the resolutions to be proposed at the EGM (the Homewood Trust, as it is not an Independent Shareholder, will not vote on the resolution to approve the Brand Licence).

Save as set out above, in paragraph 10 above and in Part 10 (Additional Information), the effect of the Scheme on the interests of the Virgin Mobile Directors does not differ from its effect on the like interests of any other person.

12.	Virgin Mobile Dividends

Virgin Mobile Shares will be acquired by the relevant members of the NTL Group fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the 4 April 2006.

Virgin Mobile does not intend to declare or pay any dividends prior to the completion of the Scheme.

13.	Virgin Mobile Share Option Schemes

The terms of the Scheme, if approved by Scheme Shareholders and sanctioned by the Court, will bind all Virgin Mobile Shareholders at the Scheme Record Time.

It is proposed to amend the Virgin Mobile Articles at the EGM to provide that, if the Scheme becomes effective, any Virgin Mobile Shares issued after the Scheme Record Time will automatically after the Scheme becomes effective (and immediately following issue) be transferred to a member of the NTL Group in consideration of payment of the Cash Consideration for each Virgin Mobile Share so transferred. Consequently, participants in the Virgin Mobile Share Option Schemes who receive Virgin Mobile Shares on the exercise of share options or awards after the Scheme Record Time will receive Cash Consideration in the same manner as Scheme Shareholders who receive the Cash Consideration under the Scheme.

The implications of the Scheme for share options and awards granted and outstanding under the Virgin Mobile Share Option Schemes are summarised in paragraph 6 of Part 10 (Additional Information) of this document.

Explanatory letters will shortly be sent to the participants in the Virgin Mobile Share Option Schemes explaining the effect of the Scheme on their share options and awards and the courses of action available to them.

14.	Recommendation

The Independent Board, which has been so advised by Morgan Stanley, considers the terms of the Cash Offer to be fair and reasonable. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

The Independent Board considers that the terms of the Brand Licence represent an arm’s length, commercially negotiated agreement and, therefore, are fair and reasonable.

The Independent Board unanimously recommends that Virgin Mobile Shareholders vote in favour of the Scheme at the Court Meeting and the EGM, and that Independent Shareholders approve the Brand Licence, by voting in favour of the resolution to be proposed at the EGM, as they have irrevocably undertaken to do themselves with respect to their own beneficial holdings of 1,338,534 Virgin Mobile Shares, representing in aggregate approximately 0.52 per cent. of the existing issued share capital of Virgin Mobile.

The Independent Board, which has been so advised by Morgan Stanley, makes no recommendation with respect to the Share Offer or the Share and Cash Offer. In providing advice to the Independent Board, Morgan Stanley has taken into account the commercial assessments of the Independent Board.

Virgin Mobile Shareholders considering making an election for the Share Offer or for the Share and Cash Offer are referred to the investment considerations set out in of Part 4 (NTL Investment Considerations) and the financial effects of the Offers set out in paragraph 4 of Part 1 (Letter from Chairman of Virgin Mobile) and paragraph 5 of this Part 2. The decision as to whether Virgin Mobile Shareholders make an election for the Share Offer or for the Share and Cash Offer will depend on their individual circumstances. If Virgin Mobile Shareholders are in any doubt as to the action they should take, they should seek their own financial advice from an independent financial adviser.

15.	Implementation Agreement

On 3 April 2006 NTL, NTLIH, and Virgin Mobile entered into the Implementation Agreement, which governs their relationship in relation to the acquisition of Virgin Mobile by NTL until the Scheme becomes effective (or, if the Offers are implemented by way of a Takeover Offer, the date on which the Takeover Offer becomes or is declared unconditional in all respects) or the date on which the Offers lapse or are withdrawn. Under the Implementation Agreement the parties have agreed (among other things) to co-operate with regard to the process for implementing the Scheme and Virgin Mobile has given certain undertakings concerning the conduct of its business during the period until the Scheme becomes effective (or, if applicable, the date on which the Takeover Offer becomes or is declared unconditional in all respects).

Under the Implementation Agreement, Virgin Mobile has agreed not to solicit an alternative offer for Virgin Mobile or to take any action which is prejudicial to the successful outcome of the Scheme, and to promptly inform NTL of any approach by a third party. Virgin Mobile has also agreed under the Implementation Agreement that it will not enter into any inducement fee arrangements with any person in connection with an approach to Virgin Mobile or a proposal or offer to acquire shares in the capital of Virgin Mobile.

Under the Implementation Agreement, NTL has confirmed that at the date the Implementation Agreement was executed no member of the NTL Group has entered into any inducement fee arrangements with any person in connection with an approach to NTL or a proposal to acquire shares in the capital of NTL.

The Implementation Agreement may terminate with immediate effect in certain circumstances, including if the Conditions are not satisfied or waived by 15 August 2006 in the case of the Scheme (or 31 October 2006 in the case of a Takeover Offer) or if the recommendation of the Independent Directors is withdrawn. NTL may terminate the Implementation Agreement if Virgin Mobile breaches certain of the undertakings concerning the conduct of its business.

Virgin Mobile has agreed in the Implementation Agreement that if the Scheme does not become effective for any reason, including, for example, if the requisite, resolutions to approve the Scheme are not passed or if the Court fails to sanction the Scheme, it will, subject to the Independent Directors’ fiduciary duties, take or cause to be taken all actions necessary to implement the Offers by way of a Takeover Offer including providing Virgin Mobile’s recommendation to the implementation of the Offers as a Takeover Offer pursuant to the note to Rules 35.1 and 35.2 of the City Code.

A detailed summary of the Implementation Agreement is contained in Part 10 (Additional Information) of this document.

16.	Investment Agreement

NTL entered into an investment agreement with Sir Richard Branson and a member of the Virgin Group dated 3 April 2006 which will become effective on the Effective Date.

The Investment Agreement places restrictions on the extent to which the relevant Virgin Group holders of NTL Shares will be able to dispose of those NTL Shares during an 18 month period, with those restrictions relaxing on a staged basis. In addition, it places certain restrictions on the conduct of those holders, which will expire upon the earlier of (i) NTL’s 2008 annual stockholders’ meeting and (ii) 30 June 2008.

A detailed summary of the Investment Agreement is contained in Part 10 (Additional Information) of this document.

17.	Suspension and Delisting of Virgin Mobile Shares

The London Stock Exchange and the FSA will be requested to suspend trading in Virgin Mobile Shares on the London Stock Exchange’s market for listing securities with effect from 4.30 p.m. on 30 June 2006. The London Stock Exchange and the FSA will be requested to cancel trading in Virgin Mobile Shares on the London Stock Exchange’s market for listed securities and to delist the Virgin Mobile Shares from the Official List with effect from 8.00 a.m. on the Effective Date. The last day of dealings in Virgin Mobile Shares on the London Stock Exchange will be 30 June 2006 and no transfers of Virgin Mobile Shares will be registered after 4.30 p.m. on that date.

It is proposed that, after the Virgin Mobile Shares have been de-listed, Virgin Mobile will be re-registered as a private company.

18.	Settlement

Subject to the Scheme becoming effective and except with the consent of the Panel, settlement of the consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full, in the manner set out below, free of any liens, rights of set off, counterclaims or other analogous rights to which NTL may otherwise be, or claim to be, entitled against such Scheme Shareholder.

It should be noted that all documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

(a)	Payment of Cash Consideration and Part Cash Consideration (as applicable) where Scheme Shares are held in uncertificated form in CREST

As soon as possible after the Effective Date and in any event no later than 14 days after the Effective Date, those Scheme Shareholders who hold Scheme Shares within CREST will receive the Cash Consideration or Part Cash Consideration (as applicable) to which they are entitled through CREST by NTLIH procuring the creation of a CREST payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds its uncertificated Scheme Shares in respect of the Cash Consideration or Part Cash Consideration (as applicable) due to him/her.

As from the Effective Date, Scheme Shares held within CREST will be cancelled.

NTLIH reserves the right to pay all or any part of the Cash Consideration to all or any Scheme Shareholders who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in paragraph (b) below if, for any reasons it wishes to do so.

(b)	Payment of Cash Consideration and Part Cash Consideration (as applicable) where Scheme Shares are held in certificated form

As soon as possible after the Effective Date and in any event no later than 14 days after the Effective Date, those Scheme Shareholders who hold Scheme Shares in certificated form will be sent cheques drawn in sterling on the branch of a UK clearing bank for the Cash Consideration or Part Cash Consideration (as applicable) due under the Scheme in respect of Scheme Shares held, by first class post (or by such other method as may be approved by the Panel). Payments made by cheque will be payable to the holders of Scheme Shares concerned (or, in the case of joint holders to the holder whose name stands first in the register of members of Virgin Mobile in respect of such holdings). Cheques will be despatched to the address appearing on the register of members of Virgin Mobile (or, in the case of joint holders, to the address of the joint holder whose name stands first in the register in respect of such holdings).

On the Effective Date the certificates for the Scheme Shares will cease to be valid and should be destroyed on receipt of the consideration to which the holder is entitled.

(c)	Issue of NTL Shares where Scheme Shares are held in uncertificated form in CREST

To facilitate holding and trading of NTL Shares in uncertificated form for those Scheme Shareholders who hold Scheme Shares in a stock account in CREST at the Scheme Record Time, it is intended that the NTL Shares to which they will be entitled will be delivered, held and settled in CREST by means of the CREST International Settlement Links Service, and in particular CRESTCo’s established link with DTCC, the US settlement and clearance system. This link operates via the services of CREST International Nominees, which is a participant in DTCC. Under the CREST International Settlement Links Service, CREST Depository Limited, a subsidiary of CRESTCo, issues dematerialised depository interests representing entitlements to non-UK securities such as NTL Shares, called CDIs. CDIs are independent securities constituted under English law, which may be held and transferred through the CREST System.

Accordingly, the NTL Shares to which electing Scheme Shareholders will be entitled will be delivered to CREST International Nominees’ account at DTCC, and CREST Depository Limited will then issue NTL CDIs to Lloyds TSB Registrars Corporate Nominees Limited, who will thereupon deliver, through CREST to the appropriate stock account in CREST of the Scheme Shareholder concerned, such holder’s entitlement to NTL CDIs. The stock account concerned will be an account under the same participant ID as the relevant Scheme Shareholder currently has. Following distribution of the NTL CDIs, such holders will be entitled to arrange for the transfer of their NTL CDIs to other CREST holders, or to another participant in DTCC, if they so wish.

As from the Effective Date, Scheme Shares held within CREST will be cancelled.

The crediting of NTL CDIs through CREST will take place no later than 14 days after the Effective Date.

NTL reserves the right to issue all or any of the NTL Shares referred to in this paragraph (c) to all or any relevant Scheme Shareholders in book-entry form on its register of stockholders if, for any reasons it wishes to do so. If the NTL Shares are issued in book-entry form, Scheme Shareholders will receive a statement of ownership but will not receive share certificates.

Scheme Shareholders should note that they will have no rights in respect of NTL Shares or CDIs held through CREST against CRESTCo or its subsidiaries. Normal CREST procedures (including timings) apply in relation to any Scheme Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form prior to the Effective Date.

A custody fee, as determined by CRESTCo from time to time, is charged to users for the use of CDIs.

(d)	Issue of NTL Shares where Scheme Shares are held in certificated form

A corporate nominee service has been established with Lloyds TSB Registrars for Scheme Shareholders who become entitled to receive NTL Shares and do not hold their Scheme Shares in CREST. NTL CDIs will be issued to the corporate nominee in respect of the NTL Shares to which these shareholders are entitled, and the corporate nominee will hold the NTL CDI’s on behalf of these shareholders and will send them a statement of entitlement in respect of the CDI’s. The corporate nominee will also send such shareholders a copy of the Terms and Conditions on which the corporate nominee holds those CDI’s, including information in relation to voting, dealing, handling of any dividends or other entitlements, and relevant charges. Unless and until further notice is given, the corporate nominee will not charge a fee for custody service, but will charge a fee of £10 plus VAT for each of the following services: (i) transfers to another CREST account, (ii) transfers to a depository account, and (iii) duplicate statement. Separate charges may be imposed for other special services.

The crediting of NTL CDIs to the corporate nominee will take place no later than 14 days after the Effective Date.

On the Effective Date, share certificates for Scheme Shares held in certificated form will cease to be valid and should be destroyed upon receipt of the statement of entitlement in respect of NTL CDI’s to which the holder is entitled.

(e)	Issue of NTL Shares held in certificated form

Notwithstanding paragraphs (c) and (d) above, NTL will be entitled to deliver NTL Shares in certificated form with appropriate legends to Scheme Shareholders who are subject to contractual or regulatory restrictions on resale. Definitive certificates for NTL Shares will be despatched to the relevant Scheme Shareholders no later than 14 days after the Effective Date. Definitive certificates for NTL Shares will be despatched to such Scheme Shareholders by first-class post (or by such other method as may be approved by the Panel) to the address appearing in the register of members of Virgin Mobile at the Scheme Record Time (or in the case of joint holders, to the holder whose name stands first in such register in respect of the holdings concerned).

(f)	Fractional entitlements

Fractional entitlements to NTL Shares will not be allotted or issued and will be disregarded.

(g)	Mandates

Mandates in force at the Effective Date relating to the payment of dividends and other instructions given by Scheme Shareholders in respect of their Scheme Shares will be deemed to be revoked as from the Effective Date.

19.	Taxation

19.1	UK Taxation

The following paragraphs summarise certain limited aspects of the United Kingdom taxation consequences of acceptance of the Offers and are intended as a general guide for Virgin Mobile

Shareholders beneficially owning Virgin Mobile Shares (and, following implementation of the Scheme, NTL Shares) as investments. They are based on UK law as presently in force and currently published HMRC practice. They assume, save where specifically mentioned, that the relevant Virgin Mobile Shareholder is resident and, if an individual, ordinarily resident in the UK for UK taxation purposes and is not a share dealer or charity or other person with special tax status or claiming special tax reliefs or treatment. They also assume that no Virgin Mobile Shareholder is entitled to an exemption from chargeable gains under Schedule 7AC of the Taxation of Chargeable Gains Act 1992 in respect of a disposal of Scheme Shares. If you are in any doubt as to your tax position, you should consult your independent professional adviser immediately.

(a)	Taxation of Chargeable Gains

Liability to UK taxation of chargeable gains will depend on the individual circumstances of the Virgin Mobile Shareholder.

A Virgin Mobile Shareholder who (either alone or together with connected persons) does not hold more than five per cent. of the shares, or any class of shares, in or debentures of Virgin Mobile should not be treated as having made a disposal of his/her Scheme Shares for the purposes of UK taxation of chargeable gains to the extent that he/she receives NTL Shares in exchange for his/her Scheme Shares. Any gain or loss which would otherwise have arisen on a disposal of his/her Scheme Shares will be “rolled-over” into NTL Shares, and the NTL Shares will be treated as the same asset as his/her Scheme Shares, acquired at the same time and for the same consideration as he/she acquired his/her Scheme Shares.

Any Virgin Mobile Shareholder who (either alone or together with connected persons) holds more than five per cent. of the shares, or any class of shares, in or debentures of Virgin Mobile is advised that application for clearance has been made to HMRC under section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the Scheme. If such clearance is granted any such Virgin Mobile Shareholder should be treated in the manner described in the preceding paragraph.

To the extent that a Virgin Mobile Shareholder receives cash as consideration under the Scheme, that Virgin Mobile Shareholder will generally be treated as having made a disposal or part disposal of that Virgin Mobile Shareholder’s Scheme Shares. Such a disposal may, depending upon the Virgin Mobile Shareholder’s personal circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

For the purposes of determining whether a Virgin Mobile Shareholder has realised a chargeable gain (or an allowable loss) on a part disposal (i.e. where cash and new NTL Shares are received), the acquisition cost of that Virgin Mobile Shareholder’s original holding of Scheme Shares must be apportioned between the Scheme Shares that are treated as disposed of and the remainder of that Virgin Mobile Shareholder’s holding. The apportionment is calculated by reference to the value that the cash component bears to the overall value of the consideration received by the Virgin Mobile Shareholder (i.e. the cash component and any new NTL Shares).

A subsequent disposal of NTL Shares by a Virgin Mobile Shareholder who is resident or, if an individual, ordinarily resident in the UK for UK taxation purposes may, depending on the Virgin Mobile Shareholder’s circumstances, and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

A Virgin Mobile Shareholder who is an individual and who has ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five years and who disposes of NTL Shares during that period may also be liable on his/her return to the United Kingdom to any tax on any capital gain realised (subject to any available exemption or relief). A Virgin Mobile Shareholder will be treated as not being resident or ordinarily resident if he/she is regarded as resident outside the UK for the purposes of a double taxation treaty.

(b)	Dividends on NTL Shares

Where holders of NTL Shares who are resident in the UK for tax purposes receive a cash dividend from NTL, the amount of such dividend before deduction of United States withholding tax at the appropriate rate in respect of such dividend will in general be brought into account for UK income tax or corporation tax purposes as income, but credit for United States tax withheld from such dividend should be allowed against any UK income tax or corporation tax attributable to the dividend (but not so as to give rise to any right of repayment). Generally, no credit will be allowed for any United States tax in respect of the profits out of which the dividend is paid unless the dividend has been paid to a company resident in the UK for tax purposes or the dividend forms part of the profits of a permanent establishment in the UK of a non-UK resident company, and in either case the relevant company controls directly or indirectly at least 10 per cent. of the voting power in NTL.

A non-UK resident individual holder of NTL Shares will not generally be subject to UK income tax on dividends paid by NTL unless he/she carries on a business, at least in part, in the United Kingdom, to which the income is attributable.

A non-UK resident corporate holder of NTL Shares will not generally be subject to UK corporation tax on dividends unless it has a UK permanent establishment to which the holding of NTL Shares is attributable.

(c)	Stamp Duty and Stamp Duty Reserve Tax (SDRT)

No UK stamp duty or SDRT will be payable by Virgin Mobile Shareholders as a result of accepting the Offers.

Application has been made to HMRC for confirmation that no stamp duty or SDRT is chargeable upon the Scheme becoming effective.

As NTL is incorporated outside the UK and on the basis that its share register is kept outside the UK, no charge to UK stamp duty or SDRT should arise in respect of an agreement to transfer NTL Shares.

Although documents effecting the transfer of NTL Shares may technically be within the scope of UK stamp duty, it is unlikely in practice that stamp duty would ever need to be paid in respect of such transfers.

(d)	Inheritance Tax

No inheritance tax will arise in the United Kingdom on a gift of NTL Shares by, or on the death of, a person who is not domiciled nor deemed to be domiciled in the UK.

19.2	US Taxation

To ensure compliance with US Treasury Department regulations, Virgin Mobile Shareholders are advised that any tax discussion in this document has not been written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding United States federal income tax penalties that may be imposed on the taxpayer. Any such tax discussion has been written to support the explanation of the Offers set out in this document. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax adviser.

The following paragraphs summarise certain limited aspects of the United States federal taxation consequences of acquiring, owning, and disposing of NTL Shares by a beneficial owner of NTL Shares that is not a United States Tax Person (as defined below) for US federal income tax purposes (a Non-US Holder). They are intended as a general guide and are based on the US Internal Revenue Code, judicial decisions, published rulings, administrative pronouncements, and existing and proposed US Treasury Regulations, all as are in effect on the date of this document and all of which are subject to change after such date, possibly with retroactive effect. The information provided below does not purport to be a complete summary of all aspects of United States federal tax law and practice currently applicable that may be relevant to a particular Non-US Holder in light of his/her personal circumstances (including the United States federal income tax consequences of certain conduit financing arrangements) or to holders subject to special treatment under the United States federal tax laws (including certain financial institutions, persons who have ceased to be United States citizens or to be taxed as resident aliens, or persons who hold the NTL Shares in connection with a trade or business within the United States as determined under United States federal income tax principles). Further, this discussion does not address tax consequences applicable to a holder of equity in a holder of NTL Shares. If a partnership holds NTL Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, a partner in a partnership, or are in any doubt as to your tax position, you should consult an independent tax adviser immediately.

A United States Tax Person is a person that is, for United States federal tax purposes, a citizen or resident of the United States, a corporation created or organised in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a US court is able to exercise primary supervision over the trust’s administration, and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions (or any other trust that is treated as a United States Tax Person under applicable US Treasury Regulations).

(a)	US Federal Income Tax Consequences of the Offers

A Non-US Holder will not be subject to US federal income tax or withholding tax on any gain realised pursuant to the Offers unless that gain is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States or, where a double taxation treaty applies, is attributable to a US permanent establishment. A Non-US Holder who receives such effectively connected gain may be subject to tax on a net basis with respect to any gain made on the Scheme Shares in respect of cash proceeds and/or NTL Shares received pursuant to the Offers. Such gain will be calculated in an amount equal to the difference between (i) the

US dollar value of the cash and/or the fair market value of the NTL Shares received, and (ii) the Non-US Holder’s tax basis in his/her Scheme Shares. Non-US Holders which are corporations may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. rate or such lower rate as may be specified by an applicable double taxation treaty.

(b)	Sale, Exchange, or Disposition of NTL Shares

A Non-US Holder of NTL Shares will not be subject to United States federal income tax on gain realised on the sale, exchange or other disposition of an NTL Share, unless that gain is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States or, where a double taxation treaty applies, is attributable to a US permanent establishment. A Non-US Holder who receives such effectively connected gain may be subject to tax on a net basis with respect to the gain derived. Such gain will be calculated in an amount equal to the difference between (i) the US dollar value of the amount realised from the sale, exchange or other disposition, and (ii) the Non-US Holder’s tax basis in its NTL Shares. A Non-US Holder which is a foreign corporation and which realises effectively connected gain may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. rate or such lower rate as may be specified by an applicable double taxation treaty. Any individual holder present in the United States for 183 days or more in the taxable year in which NTL Shares are sold, exchanged or otherwise disposed of may also be subject to United States federal income tax on gain realised on the sale, exchange or other disposition.

(c)	Dividends on NTL Shares

Dividends paid on NTL Shares will generally be treated as dividends for US federal income tax purposes. Any dividends that are not effectively connected with the conduct of a trade or business within the United States or, where a double taxation treaty applies, are not attributable to a US permanent establishment, and that are paid to a Non-US Holder with respect to NTL Shares will be subject to withholding tax at a 30 per cent. rate or such lower rate as may be specified by an applicable double taxation treaty. A Non-US Holder who is eligible for the benefits of the double taxation treaty between the United States and the United Kingdom will generally be subject to withholding on dividends at a reduced rate of 15 per cent.

Dividends that are effectively connected with the conduct of a trade or business within the United States or, where a double taxation treaty applies, are attributable to a US permanent establishment, are not subject to the withholding tax described above, but instead are subject to US federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from backup withholding as described below. Any such effectively connected dividends received by a Non-US Holder which is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 per cent. rate or such lower rate as may be specified by an applicable double taxation treaty.

(d)	Establishing Eligibility for Treaty Benefits

A Non-US Holder of NTL Shares who wishes to claim the benefits of an applicable treaty rate is required to make certain certifications on a valid, duly completed US Internal Revenue Service Form W-8BEN (or applicable successor form) (a Valid Form W-8BEN) and to satisfy certain other requirements. If a Virgin Mobile Shareholder is eligible for a reduced rate of US withholding tax pursuant to a double taxation treaty, he/she may obtain a refund of any excess amounts withheld by filing an appropriate claim form with the US Internal Revenue Service.

(e)	Information Reporting and Backup Withholding

Certain types of payments made to United States persons may be subject to information reporting and, in some cases, backup withholding (currently imposed at a rate of 28%, which rate may be subject to change in the future). In general, a Non-US Holder will not be subject to backup withholding and information reporting on cash proceeds, if any, received pursuant to the Offers, or payments made by NTL with respect to the NTL Shares, provided that the Non-US Holder has furnished NTL with a Valid Form W-8BEN on which the Non-US Holder certifies under penalties of perjury that it is not a United States person for US federal income tax purposes and NTL does not have actual knowledge or reason to know that such Non-US Holder is a United States person, or the Non-US Holder otherwise establishes an exemption. In addition, no information reporting or backup withholding will be required with respect to proceeds of the sale of NTL Shares within the United States or conducted through certain US-related financial intermediaries if the payor receives a Valid Form W-8BEN and does not have actual knowledge or reason to know that such Non-US Holder is a United States person for US federal income tax purposes, or the Non-US Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the Non-US Holder’s US federal income tax liability provided the required information is timely and duly furnished to the US Internal Revenue Service.

20.	Overseas Shareholders

The availability of the Offers and the Scheme to persons resident in, or citizens of, jurisdictions outside the United Kingdom and the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements. It is the responsibility of each of the Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental exchange control or other consents which may be required or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the applicable rules and requirements of US Federal and state securities laws, and of the NASDAQ National Market (except to the extent exempt from such requirements) and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England.

In connection with the NTL Shares issued pursuant to the Scheme the relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada, nor has any prospectus in relation to the NTL Shares been lodged with, or registered by, the Australian Securities Commission or any Securities Authority in Japan. Accordingly, unless an exemption under the relevant securities law is available, the NTL Shares may not be offered, sold, re-sold or delivered, directly or indirectly, into or from Canada, Australia or Japan. All Virgin Mobile Shareholders (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom or the United States, should seek appropriate advice before taking any action.

Virgin Mobile Shareholders must warrant in returning a Form of Election that they are not a Restricted Overseas Shareholder. Restricted Overseas Shareholders should not under any circumstances return a Form of Election or attempt to elect to accept either of the Share Alternative Offers. Restricted Overseas Shareholders and those Scheme Shareholders that Virgin Mobile (following consultation with NTL) believes are or may be Restricted Overseas Shareholders will be deemed to have elected to accept the Cash Offer in respect of all of their Scheme Shares.

United States

The NTL Shares issued pursuant to the Scheme will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. For the purposes of qualifying for this exemption NTL, NTLIH and Virgin Mobile will advise the Court that its sanctioning of the Scheme will be relied upon as an approval of the Scheme following a hearing on its fairness to Virgin Mobile Shareholders, at which Court hearing all holders of Virgin Mobile Shares are entitled to attend to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

The NTL Shares issued pursuant to the Scheme will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme only in reliance on available exemptions from such state law registration requirements and the provisions of Section 18 of the US Securities Act.

Any Virgin Mobile Shareholder in the United States who is not an affiliate, for purposes of the US Securities Act, of NTL or Virgin Mobile prior to the implementation of the Scheme and is not an affiliate of NTL following implementation of the Scheme may sell NTL Shares received pursuant to the Scheme in ordinary secondary market transactions without restriction under the US Securities Act.

Under US securities laws, a Virgin Mobile Shareholder who is deemed to be an affiliate of NTL or Virgin Mobile before, or of NTL after, the Effective Date (whether or not a US person) may not resell Virgin Mobile Shares received pursuant to the Scheme without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act, or another applicable exemption from the registration requirements of the US Securities Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). “Affiliates” of a company are generally defined as persons who directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, that company. Whether a person is an affiliate of a company for such purpose depends on the circumstances, but affiliates of a company can include directors, officers and significant shareholders. Virgin Mobile Shareholders who believe they are or may be “affiliates” of NTL or Virgin Mobile should consult their own legal advisers prior to any sale of NTL Shares received pursuant to the Scheme.

Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme or the NTL Shares. Any representation to the contrary is a criminal offence in the United States.

Virgin Mobile Shareholders who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax implications of the Scheme and of electing to receive NTL Shares in their particular circumstances.

21.	Action to be taken

Your attention is drawn to paragraph 10 of the letter from the Chairman of Virgin Mobile set out in Part 1 (Letter from Chairman of Virgin Mobile) of this document which explains the action you should take in relation to the Offers and the Scheme.

22.	Further information

The terms of the Scheme are set out in full in Part 5 (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in this document which form part of the explanatory statement pursuant to section 426 of the Companies Act. In particular, your attention is drawn to the conditions to the implementation of the Scheme and the Offers in Part 3 (Conditions to the Implementation of the Scheme and the Offers), the investment considerations set out in Part 4 (NTL Investment Considerations), the financial information on Virgin Mobile in Part 6 (Financial Information on Virgin Mobile), the financial information on NTL in Part 7 (Financial Information on NTL) and the Additional Information set out in Part 10 (Additional Information) of this document.

Yours faithfully

For and on behalf of

Morgan Stanley & Co. Limited

Justin Manson, Managing Director	Laurence Hopkins, Vice President

PART 3

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE OFFERS

1.	The Offers are conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 15 August 2006 or such later date (if any) as NTL, NTLIH and Virgin Mobile and (if required) the Court may agree in writing.

2.	The Scheme is conditional upon:

(a)	approval by a majority in number of holders of Scheme Shares representing 75 per cent. or more in value of the Scheme Shares, present and voting, either in person or by proxy, at the Court Meeting or any adjournment of that meeting;

(b)	the resolution required to approve and implement the Scheme and set out in the notice of EGM being passed by the requisite majority at the EGM; and

(c)	the sanction of the Scheme (without modification or with modification(s) agreed by Virgin Mobile and NTL and NTLIH) and the confirmation of the Reduction of Capital by the Court and an office copy of the Scheme Court Order and the Reduction Court Order being delivered for registration to the Registrar of Companies of England and Wales and the Reduction Court Order being registered by him.

3.	The Offers are also subject to the Office of Fair Trading indicating in terms satisfactory to NTL or NTLIH that it does not intend to refer the proposed acquisition of Virgin Mobile by the NTL Group to the Competition Commission and, in the event that the Secretary of State serves an intervention notice under section 42(2) of the Enterprise Act 2002, the Office of Fair Trading indicating in terms satisfactory to NTL that the Secretary of State does not intend to refer the proposed acquisition of Virgin Mobile by the NTL Group to the Competition Commission and the expiry of a period of four weeks from the date on which the reasoned decision of the Office of Fair Trading or the Secretary of State, as the case may be, was published, provided that the Registry of the Competition Appeal Tribunal has confirmed that, as at 5.00 pm on the final day of the four week period, no application under section 120 of the Enterprise Act 2002 has been made for review of the decision.

4.	The Offers are also conditional on approval of the Brand Licence by a simple majority of the Independent Shareholders voting, in person or by proxy, on a poll.

5.	Subject to the requirements of the Panel, NTL and/or NTLIH reserve the right to waive the Condition set out in paragraph 3 above in whole or part.

6.	If NTL or a member of the NTL Group is required by the Panel to make an offer for Virgin Mobile Shares under the provisions of Rule 9 of the City Code, NTL or the relevant member of the NTL Group may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

7.	If NTL or a member of the NTL Group elects to implement the Offers by way of a Takeover Offer for Virgin Mobile instead of, or in substitution for, the Scheme, NTL or the relevant member of the NTL Group may, with the consent of the Panel, make such alterations to the Conditions as are necessary to comply with the provisions of the City Code.

8.	The Offers will lapse if the proposed acquisition of Virgin Mobile by the NTL Group is referred to the Competition Commission before the Effective Date.

9.	The Offers and the Scheme will be governed by English law. The rules contained in the City Code apply to the Offers.

PART 4

NTL INVESTMENT CONSIDERATIONS

The attention of Virgin Mobile Shareholders who may consider electing to receive consideration under the Share Offer or the Share and Cash Offer is drawn to certain investment considerations relating to such elections. These include the following:

Factors relating to NTL Shares and the Offers

(a)	If the market price of NTL Shares fluctuates, Virgin Mobile Shareholders may receive a lower premium or suffer a discount upon accepting the Share Offer or the Share and Cash Offer over the Cash Offer

Each Virgin Mobile Share will be exchanged for a fraction of a NTL Share. The exchange ratio is a fixed ratio and will not be adjusted if the market price of NTL Shares increases or decreases. If the market price of NTL Shares decreases between the date that the Virgin Mobile Shareholder elects for the Share Offer or Share and Cash Offer and the date that the Virgin Mobile Shareholder disposes of his NTL Shares, Virgin Mobile Shareholders who accept the Share Offer or the Share and Cash Offer will receive a lower premium or may suffer a discount compared with the Cash Offer depending on the US$:£ exchange rate at the time of determination.

During the period since NTL’s potential offer for Virgin Mobile was announced, the value of the Share Offer or Share and Cash Offer has sometimes been lower than the value of the Cash Offer.

(b)	Virgin Mobile Shareholders who elect to accept the Share Offer or the Share and Cash Offer will not be able to withdraw their election, and will be subject to market risk during this period

A Virgin Mobile Shareholder who elects to accept the Share Offer or the Share and Cash Offer will not be able to modify that election, and will be subject to market risk until he receives the NTL Shares. Elections to accept the Share Offer or the Cash and Share Offer must be received by 30 June 2006. Virgin Mobile Shareholders making such elections may not receive NTL Shares until up to 14 days after the Effective Date of the Scheme, which Effective Date is currently scheduled to occur on 4 July 2006. Consequently, several weeks may pass between the date of the election and the date when Virgin Mobile Shareholders will be able to sell their NTL Shares. Virgin Mobile Shareholders will be subject to risks of changes in the market price of NTL Shares during this period.

(c)	If the value of the US$ decreases, the value to shareholders outside the US of NTL Shares will decrease

NTL Shares are traded on the NASDAQ National Market in the US and the prices at which NTL Shares may be purchased or sold are quoted in US$. If the value of the US$ decreases relative to the value of the local currency of a NTL shareholder residing outside the US, the value of that holder’s NTL Shares (as measured in the local currency) will decrease.

(d)	NTL is a Delaware corporation and the rights of shareholders of NTL differ from the existing rights of Virgin Mobile Shareholders

Following the completion of the acquisition of Virgin Mobile by NTL, Virgin Mobile Shareholders who elect to accept the Share Offer or the Share and Cash Offer will become holders of NTL Shares. Certain differences exist between the rights of NTL shareholders under NTL’s certificate of incorporation and by-laws as compared to the rights of Virgin Mobile Shareholders. In particular, see paragraph (aa) of this Part 4 (NTL Investment Considerations) for an explanation of the circumstances under which a change of control of NTL may be delayed or prevented. Further information about the rights of NTL shareholders can be found in NTL’s proxy statement/prospectus filed with the SEC on 31 January 2006 at pages 180-191 (note that the relevant references are to Telewest, since renamed NTL) and in NTL’s Form 8-K filed with the SEC on 3 March 2006.

(e)	The NTL Shares being issued in the Scheme have not yet been listed on the NASDAQ National Market, and will be listed on no other exchange.

The NTL Shares being issued in the Scheme have not yet been listed on the NASDAQ National Market, NTL will be filing a supplemental listing application in order to list the NTL Shares issued to Virgin Mobile Shareholders electing for the Share Offer or the Share and Cash Offer, which application is subject to the NASDAQ National Market approval. The NTL Shares will not be listed on any other exchange in any country and, in particular, will not be listed on any exchange in the United Kingdom.

Factors relating to the implementation of the merger with Telewest and combination with Virgin Mobile

(f)	NTL may be unable to successfully integrate operations and realise the full anticipated synergies of the merger with Telewest, which may harm the value of its common stock.

NTL’s combination of the legacy NTL business with the legacy business of Telewest involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

i)	the necessity of coordinating geographically separated operations and facilities;

ii)	combining the two companies’ product offerings and coordinating the branding and pricing of these offerings;

iii)	rationalising each company’s internal systems and processes, including billing systems, which are different from each other; and

iv)	integrating personnel from different company cultures.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more aspects of NTL’s operations and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the Telewest Merger and the integration of the two companies’ operations could result in the disruption of NTL’s ongoing businesses or inconsistencies in the standards, controls (including internal controls over financial reporting), product offerings, level of customer service, procedures and policies of the two companies that could negatively affect NTL’s ability to maintain relationships with customers, suppliers, employees and others with whom it has business dealings.

NTL expects to realise synergies by creating efficiencies in operations, capital expenditures and other areas. These savings may not be realised within the time periods contemplated or at all. If NTL is not able to successfully achieve these savings, the anticipated benefits of the Telewest Merger may not be realised fully or at all or may take longer to realise than expected.

(g)	NTL may be unable to maintain and grow Virgin Mobile’s business, and to realise the anticipated synergies with Virgin Mobile and the benefits of the Virgin brand

NTL’s business plan for Virgin Mobile contemplates the realisation of certain revenue synergies with Virgin Mobile through the cross-selling of Virgin Mobile services to NTL customers and NTL services to Virgin Mobile customers by creating a “quad-play” bundle of fixed line telephone, mobile telephone, internet and television services. NTL also believes that the branding of these consumer services with the Virgin brand, which has a good customer service reputation, coupled with intended continued enhancements of NTL’s customer service capabilities, will permit NTL to increase penetration of its market and reduce customer churn. In the event that NTL is unable to achieve these objectives, the anticipated benefits to NTL of acquiring Virgin Mobile and its licencing of the Virgin brand will not be realised.

Additionally, while NTL intends to maintain Virgin Mobile as a stand-alone operation, the acquisition of Virgin Mobile could cause an interruption of, or loss of momentum in, Virgin Mobile’s business and the loss of key personnel. This could have a negative effect on Virgin Mobile’s ability to maintain relationships with its customers, employees, suppliers and others with whom it has business dealings, with negative consequences for its continued performance and growth.

Furthermore, the growth of Virgin Mobile’s business is significantly dependent on its success in developing its contract business. This business is significantly different from the pre-pay business that constituted all of Virgin Mobile’s business until 2005, and the growth of this business in a highly competitive environment poses significant challenges. If Virgin Mobile should fail to compete effectively in this market, or find the cost of such competition to be greater than it anticipates, this could have a material adverse effect on its performance.

(h)	NTL will incur significant transaction and merger-related costs in connection with the Telewest Merger and the combination with Virgin Mobile.

NTL has incurred, and will incur, a number of non-recurring transaction fees and other costs associated with completing the Telewest Merger and combination with Virgin Mobile, combining the operations of the companies and achieving desired synergies, especially the cost synergies with Telewest. These fees and costs will be substantial. NTL is in the process of executing integration plans to deliver the planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of NTL and Telewest and the incorporation of Virgin Mobile. Although NTL expects that the elimination of duplicative costs, as well as the realisation of other efficiencies related to the integration of their businesses, will offset the incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

(i)	Certain significant stockholders of NTL could have an influence over its business and affairs.

Certain persons or entities are significant stockholders of NTL. Based on SEC filings to date, Ameriprise Financial Inc., or Ameriprise Financial, beneficially owns approximately 8.4%, FMR Corp. beneficially owns approximately 5.3%, Franklin Mutual Advisers beneficially owns approximately 7.9%, and WR Huff Asset Management Co. LLC (and affiliates) beneficially owns approximately 8.7% of NTL’s issued and outstanding common stock. If the Virgin Mobile transaction is completed, the Virgin Group will hold between 10.1% and 10.7% of NTL’s issued and outstanding common stock and the interests of the foregoing shareholders will be somewhat reduced. Each of these stockholders or future stockholders could have an influence over the business and affairs of NTL.

Mr. Huff is the president of the managing member, and Messrs. Edwin M. Banks and William J. Connors are employees, of WR Huff Asset Management Co., L.L.C. Messrs. Huff, Banks and Connors are also directors of NTL. As a result of their relationship with Huff Asset Management Co., L.L.C., if conflicts between the interests of Huff Asset Management Co., L.L.C. and the interests of NTL’s other stockholders should arise, these directors may not be disinterested.

In connection with the Brand Licence, Virgin Enterprises will have the right to propose a candidate to serve as a director of NTL. In matters relating to the Virgin Group, including the Brand Licence, this director will not be disinterested.

Factors relating to the Capital Structure of NTL

(j)	NTL’s leverage is substantial, which may have an adverse effect on its available cash flow, its ability to obtain additional financing if necessary in the future, its flexibility in reacting to competitive and technological changes and its operations.

On 30 September 2005, Telewest and NTL Holdings (under US GAAP) each had approximately £1.6 billion in net debt and Virgin Mobile (under IFRS) had approximately £193 million in net debt, for an estimated combined net debt of approximately £3.3 billion. By comparison, after adjusting this data to give effect to the Telewest Merger and combination with Virgin Mobile, assuming both had closed on 3 March 2006, estimated net debt after refinancing the existing senior facilities of all three companies and the additional borrowing to finance part of the transactions would have been approximately £6.2 billion.

This high degree of leverage could have important consequences, including the following:

i)	a substantial portion of the cash flow from operations will have to be dedicated to the payment of interest on existing indebtedness, thereby reducing the funds available for other purposes;

ii)	the ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions or general corporate purposes may be impaired;

iii)	NTL’s flexibility in reacting to competitive technological and other changes may be limited;

iv)	the substantial degree of leverage could make NTL more vulnerable in the event of a downturn in general economic conditions or adverse developments in its business; and

v)	NTL may be exposed to risks inherent in interest rate fluctuations.

(k)	NTL may not be able to fund its debt service obligations through operating cash flow in the future.

It is possible that NTL may not achieve or sustain sufficient cash flow in the future for the payment of interest. If NTL’s operating cash flow is not sufficient to meet its debt payment obligations, NTL may be forced to raise cash or reduce expenses by doing one or more of the following:

i)	increasing, to the extent permitted, the amount of borrowings under its bank facilities;

ii)	restructuring or refinancing its indebtedness prior to maturity, and/or on unfavourable terms;

iii)	selling or disposing of some of its assets, possibly on unfavourable terms; or

iv)	foregoing business opportunities, including the introduction of new products and services, acquisitions and joint ventures.

NTL could also be forced to seek additional equity capital, which could dilute the interests of the holders of NTL’s common stock.

NTL cannot be sure that any, or a combination of, the above actions would be sufficient to fund NTL debt service obligations.

(l)	The restrictive covenants under NTL’s debt agreements may limit NTL’s ability to operate its business.

The agreements that govern NTL’s indebtedness contain restrictive covenants that limit the discretion of its management over various business matters. For example, these covenants restrict NTL’s ability to:

i)	incur or guarantee additional indebtedness;

ii)	pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;

iii)	make investments;

iv)	sell assets, including the capital stock of subsidiaries;

v)	enter into sale/leaseback transactions;

vi)	create liens;

vii)	enter into agreements that restrict some of its subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

viii)	merge or consolidate or transfer all or substantially all of its assets; and

ix)	enter into transactions with affiliates.

These restrictions could materially adversely affect NTL’s ability to finance future operations or capital needs or to engage in other business activities that may be in NTL’s best interests. NTL may also incur other indebtedness in the future that may contain financial or other covenants more restrictive than those that will be applicable under NTL current indebtedness or the indebtedness incurred in connection with the completion of the Telewest Merger and its combination with Virgin Mobile.

(m)	NTL is a holding company dependent upon cash flow from subsidiaries to meet its obligations.

NTL and a number of its subsidiaries are holding companies with no independent operations or significant assets other than investments in its subsidiaries. Each of these holding companies depends upon the receipt of sufficient funds from its subsidiaries to meet its obligations.

The terms of NTL’s credit facilities and other debt securities limit the payment of dividends, loan repayments and other distributions to or from these companies under many circumstances. Various agreements governing the debt that may be issued by NTL’s subsidiaries from time to time may restrict and, in some cases, may also prohibit the ability of these subsidiaries to move cash within their restricted group. Applicable tax laws may also subject such payments to further taxation.

Applicable law may also limit the amounts that some of NTL’s subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments.

The inability to transfer cash among entities within their respective consolidated groups may mean that even though NTL Group companies may have sufficient resources to meet their obligations, they may not be permitted to make the necessary transfers from one entity in their restricted group to another entity in their restricted group in order to make payments to the entity owing the obligations.

(n)	NTL is subject to currency and interest rate risks.

NTL is subject to currency exchange rate risks, because substantially all of its revenues and operating expenses are paid in sterling, but NTL pays interest and principal obligations with respect to a portion of its indebtedness in US$ and Euros. To the extent that the pound declines in value against the US$ and the Euro, the effective cost of servicing NTL’s US$ and Euro-denominated debt will be higher. Changes in the exchange rate result in foreign currency gains or losses. NTL estimates that, after giving effect to the Telewest Merger and the associated refinancing on 3 March 2006 (but otherwise relying on NTL Holdings and Telewest data as of 28 February 2006), and assuming closing of the Virgin Mobile transaction on 3 March 2006, £2,036.3 million, or 31.9% of NTL’s long-term debt, would have been denominated in US$ and £153.0 million, or 2.4% of NTL’s long-term debt, would have been denominated in Euros.

NTL is also subject to interest rate risk because NTL has substantial indebtedness at variable interest rates. After giving effect to the Telewest Merger and the associated refinancing on 3 March 2006 (but otherwise relying on NTL Holdings and Telewest data as of 28 February 2006), and assuming closing of the Virgin Mobile transaction on 3 March 2006, NTL estimates that approximately £5,470 million, or 86.8%, of NTL’s long-term debt would have been subject to interest determined on a variable basis. On this assumption, an increase in interest rates of 0.25% would increase NTL’s estimated interest expense by approximately £13.7 million per year.

To manage these foreign exchange and interest rate risks, NTL has entered into a number of derivative instruments, including interest rate swaps, cross currency interest rate swaps and foreign currency forward rate contracts. On an estimated basis after taking into account the impact of NTL’s and Virgin Mobile’s current hedging arrangements, and on the same assumptions as set forth above, NTL estimates that £3,182.3 million, or 47.8%, of its long term debt would have been subject to interest determined on a variable basis. An increase in interest rates of 0.25% would increase NTL’s estimated interest expense by approximately £7.6 million. NTL is required by its lenders under its new senior credit facility to, within six months of 3 March 2006, fix the interest rate (whether through debt that is fixed rate, or through hedging) on not less than 66 2/3% of the total debt represented by NTL’s senior credit facilities and high yield notes, for a period of not less than three years from 3 March 2006.

Factors	Relating to the Business of NTL and its Regulation

(o)	The Telewest Merger could affect NTL’s relationship with BBC Worldwide.

NTL has a 50% ownership interest in the UKTV Group, a series of joint ventures with BBC Worldwide. The UKTV Group supplies television programming to NTL and other third parties. The joint venture agreements include change of control provisions that, if triggered, would permit BBC Worldwide to acquire NTL’s interest in the joint ventures at “fair value” as defined in those agreements. In addition, the joint venture agreements require BBC Worldwide and NTL to agree on significant operating and strategic matters for the joint ventures on an ongoing basis. NTL believes that one of the consequences of the merger structure between NTL Holdings and a subsidiary of Telewest is that no person or persons acting in concert acquired a majority of the shares of Telewest, the legacy venturer in the joint ventures, and, as a result, there was no change in control of Telewest within the meaning of the joint venture agreements. BBC Worldwide has previously asserted that the merger between NTL and Telewest as originally structured constituted a change of control under the joint venture agreements and has made certain other claims. BBC Worldwide could attempt to continue to assert these claims or other claims under the joint venture agreements in connection with the merger. NTL believes there is no basis for any claim that a change in control will occur under the joint venture agreements as a result of the Telewest Merger. Any disagreement between BBC Worldwide and NTL, whether about the application of the change in control provisions or any other terms of the joint venture agreements, could affect the relationship between NTL and BBC Worldwide and the performance of the UKTV Group.

(p)	NTL has incurred losses in the past and may not be profitable in the future.

NTL’s predecessor company emerged from reorganisation under Chapter 11 of the US Bankruptcy Code on 10 January 2003. NTL’s predecessor company had losses from continuing operations for the year ended 31 December 2005 of £241.7 million, and losses from continuing operations for the years ended 31 December:

i)	2004 of £509.4 million;

ii)	2003 of £606.7 million; and

iii)	2002 of £1,611.6 million.

NTL cannot be certain that it will achieve or sustain profitability in the future. Failure to achieve profitability could diminish its ability to sustain operations, meeting financial covenants, pay dividends on its common stock, obtain additional required funds and make required payments on present or future indebtedness.

(q)	Failure to control customer churn may adversely affect NTL’s financial performance.

The successful implementation of NTL’s business plan depends upon controlling customer churn. Customer churn is a measure of customers who stop using NTL’s services. Customer churn could increase as a result of:

i)	billing errors and/or general reduction in the quality of NTL’s customer service as a result of the integration of billing systems and customer databases;

ii)	interruptions to the delivery of services to customers over NTL’s network;

iii)	the availability of competing services, such as the digital satellite services offered by BSkyB, the free-to-air digital television services offered by Freeview and the telephone, broadband and dial-up internet services offered by BT, TalkTalk, OneTel, Wanadoo, Tiscali, AOL, Bulldog and other third parties, some of which may, from time to time, be less expensive or technologically superior to those offered by NTL;

iv)	the potential loss of customers due to their required migration from NTL’s analogue TV services to its more expensive digital television services when NTL stops transmitting its analogue TV signal;

v)	the loss of analogue TV customers to digital TV providers in areas where NTL does do not have adequate network capable of offering digital TV; and

vi)	a reduction in the quality of NTL’s customer service as a result of new product introductions, such as the roll-out of VOD, or PVR services.

An increase in customer churn can lead to slower customer growth, increased costs and a reduction in revenue.

(r)	NTL is subject to significant competition and it expects that competition will intensify.

The level of competition is intense in each of the markets in which NTL competes and it expects competition to increase.

In particular, NTL’s fixed line telephone services and consumer television businesses compete with BT in telephone services and internet access and BSkyB in multi channel television, each of whom has significant operational scale, resources and national distribution capacity. NTL also compete with internet service providers and indirect telephone access operators that offer telephone, broadband and/or dial-up services over BT’s network, such as TalkTalk, and NTL’s fixed and (post combination with Virgin Mobile) mobile telephone services face heavy competition from mobile telephone network providers and new market entrants, including those providing VoIP. The increase in competition will be compounded by technology changes and business consolidation, which may permit more competitors to offer the “triple play” of digital television, residential telephone and broadband services.

In the digital television market, competition has been increased as a result of the launch of Freeview in October 2002, which provides approximately 35 digital terrestrial channels to consumers who have purchased a Freeview enabled set-top box or a television with a digital tuner, and the launch in March 2004 by Top Up TV of a pay-television service offering approximately 11 pay-television channels for a fixed fee to subscribers who otherwise receive Freeview and have purchased Top Up TV software.

NTL’s broadband service faces increased competition from BT, Bulldog, OneTel, Wanadoo, Tiscali and others, as well as new providers such as BSkyB and Carphone Warehouse. Competitors may use new alternative access technology such as advanced, faster asymmetric digital subscriber lines, or ADSL+2, to deliver speeds faster than it can provide. Local loop unbundling may decrease costs for new entrants and existing BT wholesale customers, leading to increased pricing competition.

NTL business services also face a wide range of competitors, including BT and Cable & Wireless, and a number of regional service providers. The nature of the competition will vary depending on geography, service offerings and the size of the marketable area.

Virgin Mobile telephony services face strong competition from Vodafone, Orange, 02 and T-Mobile as well as new entrants such as “3” and other mobile virtual network operations such as Tesco and Fresh.

In order to compete, NTL may have to reduce the prices NTL charges for its services or increase the value of its services without being able to recoup associated costs. Reduced prices or increased costs would have a negative impact on its margins and profitability. In addition, if NTL is unable to compete successfully, even following price reductions or value enhancements, NTL may not be able to attract new customers, or retain existing customers.

(s)	The sectors in which NTL competes are subject to rapid and significant changes in technology, and the effect of technological changes on its businesses cannot be predicted.

The internet, television and telephone services sectors are characterised by rapid and significant changes in technology. The effect of future technological changes on NTL’s business cannot be predicted. It is possible that products or other technological breakthroughs, such as VoIP, WiFi, WiMax (the extension of local WiFi networks across greater distances) or IPTV, may result in NTL’s core offerings becoming less competitive. NTL may not be able to develop new products and services at the same rate as competitors or keep up with trends in the technology market as well as its competitors.

The cost of implementing emerging and future technologies could be significant, and NTL’s ability to fund that implementation may depend on its ability to obtain additional financing.

(t)	There is no assurance that new products that NTL may introduce will achieve full functionality or market acceptance.

NTL’s long-range plan includes VOD and PVR products. Despite testing prior to release and the increasing implementation of VOD, NTL cannot guarantee that these new products, or any other new products that NTL may develop in the future, will perform as expected when first introduced in the market. Should these new products and services fail to perform as expected or should they fail to gain market acceptance, NTL’s results of operations may be negatively impacted.

(u)	Billing systems failures may result in lost revenue.

NTL’s ability to identify, bill and collect revenue from its customers is dependent on complex systems and processes. To the extent that any one or more of those systems or processes fail, NTL could lose customer and transaction billing data, which would prevent NTL from billing and collecting revenue due to it. NTL will continually seek ways to improve its revenue collection processes, but it is possible that such improvements may not be successful or will not yield enhanced revenue collection. Inefficient collection could result in an increase in bad debt.

(v)	If NTL does not maintain and upgrade its networks in a cost-effective and timely manner, NTL could lose customers.

Maintaining an uninterrupted and high-quality service over NTL’s network infrastructure is critical to NTL’s ability to attract and retain customers. Providing a competitive service level will depend in part on NTL’s ability to maintain and upgrade its networks in a cost-effective and timely manner. The maintenance and upgrade of NTL networks will depend upon, among other things, its ability to:

i)	modify network infrastructure for new products and services;

ii)	install and maintain cable and equipment; and

iii)	finance maintenance and upgrades.

NTL’s bank facilities limit the level of total capital expenditure that NTL can incur. If this affects NTL’s ability to replace network assets at the end of their useful lives or if there is any reduction in NTL’s ability to perform necessary maintenance on network assets, NTL’s networks may have an increased failure rate, which is likely to lead to increased customer churn.

(w)	NTL’s inability to obtain popular programming, or to obtain it at a reasonable cost, could potentially materially adversely affect the number of subscribers to its consumer television service or reduce margins.

NTL has historically obtained a significant amount of its premium programming and some of its basic programming and pay-per-view sporting events from BSkyB or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming, including the Sky Sports channels and the most popular premium subscription film channels available in the UK.

NTL has continued to buy BSkyB wholesale premium content on the basis of an industry rate card. There is no contractual agreement with BSkyB for the provision of such content.

In addition to BSkyB, NTL’s significant programming suppliers include the BBC, ITV, Viacom, Discovery and Turner, a division of Time Warner. NTL’s dependence on these suppliers for television programming could have a material adverse effect on its ability to provide attractive programming at a reasonable cost.

(x)	A failure in NTL’s critical systems could significantly disrupt its operations, which could reduce its customer base and result in lost revenues.

NTL’s business is dependent on many sophisticated critical systems that support all of the various aspects of its cable network operations. NTL’s systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, natural disasters, fire, power loss, war or other catastrophes. Moreover, despite security measures, NTL’s servers will be potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions NTL has taken in the past, unanticipated problems affecting its systems could cause failures in its information technology systems, including systems that are critical for timely and accurate customer billing, or its customer service centers or interrupt the transmission of signals over its cable network. Sustained or repeated system failures that interrupt NTL’s ability to provide service to its customers or otherwise meet its business obligations in a timely manner would adversely affect its reputation and result in a loss of customers and net revenue.

(y)	Regulation of the markets in which NTL provides its services has been changing rapidly; unpredictable changes in UK and EU regulations affecting the conduct of its business, including price regulations, may have an adverse impact on its ability to set prices, enter new markets or control its costs.

NTL’s principal business activities have historically been regulated and supervised by various governmental bodies in the UK and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the UK or EU level with respect to licencing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, data protection, the provision of open access by UK cable operators to other telecommunications operators, and the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to its activities and those of its competitors, such as changes relating to third party access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect its ability to set prices, enter new markets or control costs.

(z)	NTL may be subject to taxation in multiple jurisdictions, and its US holding company structure may make it difficult to repatriate cash from its UK operating subsidiaries for purposes of paying dividends, repurchasing shares or repaying debt incurred in the US without incurring US tax on such cash repatriations.

NTL has historically been subject to taxation in the US, the UK, and the Republic of Ireland. NTL’s effective tax rate and tax liability will be affected by a number of factors in addition to its operating results, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the manner in and extent to which NTL transfers funds to and repatriates funds from its subsidiaries, and future changes in the law. Because NTL operates in multiple jurisdictions and may therefore incur loss in one jurisdiction that cannot be offset against income earned in a different jurisdiction, it may pay income taxes in one jurisdiction for a particular period even though on an overall basis it incurs a net loss for that period.

NTL has a US holding company structure in which substantially all of its operations are in UK subsidiaries that are owned by one or more members of a US holding company group. As a result, although NTL does not expect to have current UK tax liabilities on its operating earnings for at least the medium term, its operations may give rise to US tax on “Subpart F” income, or on repatriations of cash from its UK operating subsidiaries to the US holding company group. Some of the historical Telewest UK subsidiaries do not have a significant amount of US tax basis, and it will therefore be difficult to repatriate the cash from some of its UK subsidiaries without incurring US tax on the amounts repatriated. While NTL believes that it has US tax basis in its UK subsidiaries which may be available to avoid or reduce US tax on repatriation of an equivalent amount of cash from its UK subsidiaries, there can be no assurance that the US Internal Revenue Service will not seek to challenge the amount of such tax basis or that NTL will be able to utilise such basis under applicable tax law. As a result, although NTL will seek to minimise, in accordance with applicable law, its US tax liability as well as its overall worldwide tax liability, there can be no assurance that it will not incur material US tax liabilities with respect to repatriations of cash from its UK subsidiaries.

(aa)	Provisions of NTL’s debt agreements, NTL’s stockholder rights plan, NTL’s certificate of incorporation, Delaware law and NTL’s contracts could prevent or delay a change of control.

NTL may, under some circumstances involving a change of control, be obligated to repay its outstanding indebtedness. NTL or any possible acquiror may not have available financial resources necessary to repurchase those notes or repay that indebtedness in those circumstances.

If NTL or any possible acquiror cannot repay NTL’s outstanding indebtedness in the event of a change of control of the company (if such repayment is required), the failure to do so would constitute an event of default under the agreements under which that indebtedness was incurred and could result in a cross default under other indebtedness that does not have similar provisions. The threat of this could have the effect of delaying or preventing transactions involving a change of control of NTL, including transactions in which NTL’s stockholders would receive a substantial premium for their shares over then current market prices, or otherwise which they may deem to be in their best interests.

NTL’s stockholder rights plan, some provisions of its second restated certificate of incorporation and its ability to issue additional shares of common stock or preferred stock to third parties without stockholder approval may have the effect, alone or in combination with each other, of preventing or making more difficult transactions involving a change of control of NTL. NTL is also subject to the Delaware business combinations law that, subject to limited exceptions, prohibits some Delaware corporations from engaging in some business combinations or other transactions with any stockholder who owns 15% or more of the corporation’s outstanding voting stock for three years following the date that the stockholder acquired that interest. The terms of certain existing agreements of NTL relating to changes of control may also have the effect of delaying or preventing transactions involving a change of control of NTL.

(bb)	Disruptions in Flextech’s or sit-up’s satellite transmissions could materially adversely affect their respective operations.

Each of NTL’s content and sit-up divisions currently broadcast their digital programming content with leased satellite transponders, the operations of which are beyond the control of Flextech and sit-up respectively. Disruption to one of these satellites would result in disruption to Flextech’s or sit-up’s programming and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. In addition the satellite transponders may fail before the expiration of Flextech’s and sit-up’s respective contractual right to utilise them, which may result in additional costs as alternative arrangements are made for satellite transmission.

PART 5

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

No. 2749 of 2006

IN THE MATTER OF VIRGIN MOBILE HOLDINGS (UK) PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under Section 425 of the Companies Act 1985)

between

VIRGIN MOBILE HOLDINGS (UK) PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Act	the Companies Act 1985 (as amended)

A Shares	the A ordinary shares of 10 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving this Scheme

B Shares	the B ordinary shares of 10 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving this Scheme

Business Day	a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in the City of London

Cash Consideration	the cash consideration due to a Scheme Shareholder under Clause 2.1(a) of Part 2 of this Scheme

Cash Offer	the recommended cash offer of 372 pence for each Scheme Share made by NTLIH to Scheme Shareholders

CDI	a CREST depositary interest representing an entitlement to a share

certificated or in certificated form	in relation to a share, not in uncertificated form in CREST

Company or Virgin Mobile	Virgin Mobile Holdings (UK) plc, a company incorporated in England and Wales with registered number 3741555

Court	the High Court of Justice in England and Wales

Court Meeting	the meeting of the Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

CRESTCo	CRESTCo. Limited

C Shares	the C ordinary shares of 5 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving this Scheme

D Shares	the D ordinary shares of 5 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving this Scheme

DTCC	the Depositary Trust and Clearing Corporation

Effective Date	the date on which this Scheme becomes effective in accordance with Clause 6 of this Scheme

holder	a registered holder, including any person entitled by transmission

NTL	NTL Incorporated (formerly known as Telewest Global, Inc) a corporation organised under the laws of the State of Delaware, USA

NTL CDI	a CDI representing an entitlement to a NTL Share

NTLIH	NTL Investment Holdings Limited, a company incorporated in England and Wales with registered number 3173552

NTL Shares	NTL common stock of US$0.01 per share to be issued to holders of B Shares and D Shares under this Scheme

Ordinary Shares	ordinary shares in the capital of the Company

Panel	The Panel on Takeovers and Mergers

Part Cash Consideration	the cash consideration due to a Scheme Shareholder under Clause 2.1(c) of Part 2 of this Scheme

Reduction of Capital	the reduction of Virgin Mobile’s share capital associated with the cancellation and extinguishing of the Scheme Shares provided for by this Scheme under section 135 of the Act

Reduction Court Hearing	the hearing by the Court of the petition to confirm the Reduction of Capital and to grant the Reduction Court Order

Reduction Court Order	the order of the Court confirming the Reduction of Capital under section 137 of the Act

Restricted Overseas Shareholders	means a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Virgin Mobile (following consultation with NTL) reasonably believes to be in, or resident in, Australia, Canada or Japan and persons in any other jurisdiction (other than US Persons or persons in the UK) whom Virgin Mobile (following consultation with NTL) is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Virgin Mobile (following consultation with NTL) regards as unduly onerous

Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Virgin Mobile, NTL and NTLIH

Scheme Court Hearing	the hearing by the Court of the petition to sanction the Scheme and to grant the Scheme Court Order

Scheme Court Order	the order of the Court sanctioning the Scheme under section 425 of the Act

Scheme Record Time	6.00 p.m. on the day which is two days preceding the Reduction Court Hearing

Scheme Shareholder	a holder of Scheme Shares

Scheme Shares

means:

(i)     the Ordinary Shares in issue at the date of this document;

(ii)    any Ordinary Shares issued after the date of this document and before the Voting Record Time; and

(iii)  any Ordinary Shares issued at or after the Voting Record Time and on or before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Ordinary Share beneficially owned by NTL or NTLIH

Share and Cash Offer	the offer of 0.18596 NTL Shares plus 67 pence in cash for each Scheme Share made by NTL and NTLIH to Scheme Shareholders

Share Offer	the offer of 0.23245 NTL Shares for each Scheme Share made by NTL to Scheme Shareholders

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland

uncertificated or in uncertificated form	in relation to a share, recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

US Person	a US person as defined in Regulation S under the US Securities Act of 1933, as amended

Virgin Mobile Articles	the articles of association of Virgin Mobile from time to time

Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting

£, Sterling, pence and p	the lawful currency of the United Kingdom

and references to Clauses are to Clauses of this Scheme.

(B)	At the date of this document, the authorised share capital of the Company is £33,000,000 divided into 330,000,000 Ordinary Shares, of which, as at 26 April 2006, 258,722,977 have been issued and are credited as fully paid and the remainder are unissued.

(C)	At the date of this document neither NTL nor NTLIH owns any Ordinary Shares. It is proposed that each of NTL and NTLIH acquire one Ordinary Share before the Scheme Court Hearing.

(D)	NTL and NTLIH have agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by, and to undertake to the Court to be bound by, this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purpose of giving effect to this Scheme.

THE SCHEME

PART 1

1.	Reorganisation of Virgin Mobile Shares

(a)	At the Scheme Record Time, each Scheme Share will be reclassified (and, as applicable, subdivided) into A Shares, B Shares, C Shares and D Shares. Each Scheme Share shall be reclassified (and, as applicable, subdivided) as follows:

(i)	in the case of a Scheme Share held by a Scheme Shareholder who has made a valid election (or is deemed to have elected) to receive cash under the Cash Offer in respect of such Scheme Share, the Scheme Share shall be reclassified into one A Share;

(ii)	in the case of a Scheme Share held by a Scheme Shareholder who has made a valid election to receive NTL Shares under the Share Offer in respect of such Scheme Share, the Scheme Share shall be reclassified into one B Share; and

(iii)	in the case of a Scheme Share held by a Scheme Shareholder who has made a valid election to receive NTL Shares and Part Cash Consideration under the Share and Cash Offer in respect of such Scheme Share, the Scheme Share shall be reclassified and subdivided into one C Share and one D Share.

(b)	The A Shares, the B Shares, the C Shares and the D Shares created by the reclassification (and, as applicable, subdivision), referred to in Clause 1(a) above shall have the rights and be subject to the restrictions set out in new article 3 set out below which shall replace the current article 3 in the Virgin Mobile Articles and, with effect from such reclassification and subdivision, the Virgin Mobile Articles shall be amended accordingly:

“3.	Authorised Share Capital

(i)	The authorised share capital of the Company is £33,000,000 divided into ordinary shares of 10 pence each (the Ordinary Shares), A ordinary shares of 10 pence each (the A Shares), B ordinary shares of 10 pence each (the B Shares), C ordinary shares of 5 pence each (the C Shares) and D ordinary shares of 5 pence each (the D Shares).

(ii)	The A Shares, the B Shares and the C Shares and D Shares (taken together) shall rank equally with, and have the same rights as those attaching to, the Ordinary Shares, save that upon the scheme of arrangement dated 28 April 2006 between the Company and the Scheme Shareholders (as defined therein) (in its form as at that date or with or subject to any modification, addition or condition agreed by the Company, NTL Incorporated and NTL Investment Holdings Limited which the Court may think fit to approve or impose) (the Scheme) becoming effective, each A Share shall confer upon the holder thereof the right to receive 372 pence in cash, each B Share shall confer upon the holder thereof the right to receive 0.23245 NTL Incorporated shares, each C Share shall confer upon the holder thereof the right to receive 67 pence in cash, and each D Share shall confer upon the holder thereof the right to receive 0.18596 NTL Incorporated shares in accordance with, and pursuant to, the terms of the Scheme.”

PART 2

1.	Cancellation of the A Shares, the B Shares, the C Shares and the D Shares

1.1	Subject to the reclassification (and, as applicable, subdivision) of the Scheme Shares under Part 1 of this Scheme taking effect, on the Effective Date the issued share capital of the Company shall be reduced by cancelling and extinguishing the A Shares, the B Shares, the C Shares and the D Shares.

1.2	Subject to, and forthwith upon, the Reduction of Capital referred to in Clause 1.1 of Part 2 of this Scheme taking effect and notwithstanding anything to the contrary in the Virgin Mobile Articles:

(a)	the share capital of the Company shall be increased to its former amount by the creation of such number of new Ordinary Shares as have an aggregate nominal value equal to the aggregate nominal value of the Scheme Shares cancelled pursuant to Clause 1.1 of Part 2 of this Scheme;

(b)	the reserve arising in the books of account of the Company as a result of the Reduction of Capital shall be capitalised and applied in paying up in full at par the new Ordinary Shares created pursuant to Clause 1.2(a) of Part 2 of this Scheme, which shall be allotted and issued credited as fully paid to NTL and/or NTLIH and/or their nominee(s); and

(c)	the Virgin Mobile Articles shall be amended by the deletion of the new article 3 referred to in Clause 1(b) of Part 1 of this Scheme and its replacement with the following article 3:

“3.	Authorised Share Capital

The authorised share capital of the Company is £33,000,000 divided into 330,000,000 ordinary shares of 10 pence each (the Ordinary Shares).”

2.	Consideration for cancellation of the Scheme Shares

2.1

(a)    In consideration for the cancellation of the A Shares and the allotment and issue of Ordinary Shares in respect of such A Shares as provided in Clause 1 of Part 2 of this Scheme, NTLIH shall pay to, or for the account of, the holders of A Shares (as appearing on the register of members of the Company at the Scheme Record Time):

for each A Share                       372 pence in cash

(b)	In consideration for the cancellation of the B Shares and the allotment and issue of Ordinary Shares in respect of such B Shares as provided in Clause 1 of Part 2 of this Scheme, NTL shall allot and issue, credited as fully paid, NTL Shares to holders of B Shares (as appearing on the register of members of the Company at the Scheme Record Time):

for each B Share                        0.23245 NTL Shares

(c)	In consideration for the cancellation of the C Shares and the allotment and issue of Ordinary Shares in respect of such C Shares as provided in Clause 1 of Part 2 of this Scheme, NTLIH shall pay to, or for the account of, the holders of C Shares (as appearing on the register of members of the Company at the Scheme Record Time):

for each C Share                        67 pence in cash

(d)	In consideration for the cancellation of the D Shares and the allotment and issue of Ordinary Shares in respect of such D Shares, as provided in Clause 1 of Part 2 of this Scheme, NTL shall allot and issue, credited as fully paid, NTL Shares to holders of D Shares (as appearing on the register of members of the Company at the Scheme Record Time):

for each D Share                        0.18596 NTL Shares

2.2	Fractional entitlements to NTL Shares will not be allotted or issued to Virgin Mobile Shareholders and will be disregarded.

3.	Certification

3.1	With effect from and including the Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of Virgin Mobile to deliver up the same to Virgin Mobile or to any person appointed by Virgin Mobile to receive the same for cancellation or to destroy such share certificates.

3.2	With effect from and including the Effective Date, in respect of those holders of Scheme Shares who hold Scheme Shares in uncertificated form in CREST, CRESTCo shall be instructed to cancel such holders’ entitlements to such Scheme Shares.

4.	Payments of Cash Consideration and Part Cash Consideration

4.1	Within 14 days of the Effective Date, NTL shall deliver, or procure the delivery of, the Cash Consideration or Part Cash Consideration (as applicable) in accordance with Clauses 4.2 and 4.3.

4.2	Where, at the Scheme Record Time, a Scheme Shareholder holds the Scheme Shares in certificated form, settlement of the Cash Consideration or Part Cash Consideration (as applicable) to which that Scheme Shareholder is entitled shall be despatched either:

(a)	by first class post, by cheque; or

(b)	by such other method as may be approved by the Panel.

All cheques shall be in Sterling drawn on the branch of a UK clearing bank. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name appears first in the register of members of the Company in respect of the joint holding concerned or to such other person(s) (if any) as such person may direct in writing. The encashment of any such cheque as is referred to in this Clause shall be a complete discharge for the monies represented thereby.

4.3	Where, at the Scheme Record Time, a Scheme Shareholder holds the Scheme Shares in uncertificated form, settlement of the Cash Consideration or Part Cash Consideration (as applicable) to which that Scheme Shareholder is entitled shall be effected by means of CREST by NTLIH procuring the creation of a CREST payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated Scheme Shares in respect of the Cash Consideration or Part Cash Consideration due to him. The creation of such an assured payment arrangement shall be a complete discharge of NTLIH’s obligations under this Scheme with reference to payments through CREST. NTLIH reserves the right to pay any Cash Consideration or Part Cash Consideration (as applicable) referred to in this Clause to all or any relevant Scheme Shareholders in CREST at the Scheme Record Time in the manner referred to in Clause 4.2 if, for any reason it wishes to do so.

5.	Issue of NTL Shares

5.1	Issue of NTL Shares where Scheme Shares are held in uncertificated form in CREST

For those Scheme Shareholders who hold Scheme Shares in a stock account in CREST at the Scheme Record Time, it is intended that the NTL Shares to which they will be entitled will be delivered, held and settled in CREST by means of the CREST International Settlement Links Service, and in particular CRESTCo’s established link with DTCC, the US settlement and clearance system. This link operates via the services of CREST International Nominees, which is a participant in DTCC. Under the CREST International Settlement Links Service, CREST Depository Limited, a subsidiary of CRESTCo, issues dematerialised depository interests representing entitlements to non-UK securities such as NTL Shares, called CDIs. CDIs are independent securities constituted under English law, which may be held and transferred through the CREST System.

Accordingly, the NTL Shares to which electing Scheme Shareholders will be entitled will be delivered to CREST International Nominees’ account at DTCC, and CREST Depository Limited will then issue NTL CDIs to Lloyds TSB Registrars Corporate Nominees Limited, who will thereupon deliver, through CREST to the appropriate stock account in CREST of the Scheme Shareholder concerned, such holder’s entitlement to NTL CDIs. The stock account concerned will be an account under the same participant ID as the relevant Scheme Shareholder currently has. Following distribution of the NTL CDIs, such holders will be entitled to arrange for the transfer of their NTL CDIs to other CREST holders, or to another participant in DTCC, if they so wish.

As from the Effective Date, Scheme Shares held within CREST will be cancelled.

The crediting of NTL CDIs through CREST will take place no later than 14 days after the Effective Date.

NTL reserves the right to issue all or any of the NTL Shares referred to in this Clause 5.1 to all or any relevant Scheme Shareholders in book-entry form on its register of stockholders if, for any reason it wishes to do so. If the NTL Shares are issued in book-entry form, Scheme Shareholders will receive a statement of ownership but will not receive share certificates.

Scheme Shareholders should note that they will have no rights in respect of NTL Shares or CDIs held through CREST against CRESTCo or its subsidiaries. Normal CREST procedures (including timings) apply in relation to any Scheme Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form prior to the Effective Date.

5.2	Issue of NTL Shares where Scheme Shares are held in certificated form

A corporate nominee service has been established with Lloyds TSB Registrars for Scheme Shareholders who become entitled to receive NTL Shares and do not hold their Scheme Shares in CREST. NTL CDI’s will be issued to the corporate nominee in respect of the NTL Shares to which these shareholders are entitled, and the corporate nominee will hold the NTL CDI’s on behalf of these shareholders and will send them a statement of entitlement in respect of the CDI’s. The corporate nominee will also send such shareholders a copy of the Terms and Conditions on which the corporate nominee holds those CDI’s, including information in relation to voting, dealing, handling of any dividends or other entitlements, and relevant charges. Unless and until further notice is given, the corporate nominee will not charge a fee for custody service, but will charge a fee of £10 plus VAT for each of the following services: (i) transfers to another CREST account, (ii) transfers to a depository account, and (iii) duplicate statement. Separate charges may be imposed for other special services.

The crediting of NTL CDI’s to the corporate nominee will take place no later than 14 days after the Effective Date.

5.3	Issue of NTL Shares held in certificated form

Notwithstanding Clauses 5.1 and 5.2 above, NTL will be entitled to deliver NTL Shares in certificated form with appropriate legends to Scheme Shareholders who are subject to contractual or regulatory restrictions on resale. Definitive certificates for NTL Shares will be despatched to the relevant Scheme Shareholders no later than 14 days after the Effective Date. Definitive certificates for NTL Shares will be despatched to such Scheme Shareholders by first-class post (or by such other method as may be approved by the Panel) to the address appearing in the register of members of Virgin Mobile at the Scheme Record Time (or in the case of joint holders, to the holder whose name stands first in such register in respect of the holdings concerned).

5.4	Restricted Overseas Shareholders

If the Company (following consultation with NTL) determines that a form of election for the Share Offer or for the Cash and Share Offer has been made by a Restricted Overseas Shareholder any election by such a shareholder shall be deemed void and the holder of the Scheme Shares purporting to make such an election shall be automatically and unconditionally deemed to have validly elected to receive Cash Consideration under the Cash Offer in respect of all their Scheme Shares and accordingly such Scheme Shares will be reclassified as A Shares pursuant to the provision of Clause 1(a)(i) of Part 1 of the Scheme.

6.	The Effective Date

6.1	This Scheme shall become effective in accordance with its terms as soon as an office copy of the Scheme Court Order and of the Reduction Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration and the Reduction Court Order has been registered by him.

6.2	Unless this Scheme shall become effective on or before 15 August 2006 or such later date, if any, as NTL, NTLIH and the Company may agree and, if applicable, the Court may allow, this Scheme shall never become effective.

7.	Modification

NTL, NTLIH and the Company may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 28 April 2006

PART 6

FINANCIAL INFORMATION RELATING TO VIRGIN MOBILE HOLDINGS (UK) PLC

Introduction

Part 6 includes the following:

•	Section A – Financial information extracted from the Virgin Mobile Holdings (UK) plc Annual Report for the year ended 31 March 2005.
•	Section B – Unaudited Pro Forma information extracted from the Virgin Mobile Holdings (UK) plc Listing Particulars published in July 2004.
•	Section C – Preliminary IFRS financial information extracted from the Virgin Mobile Holdings (UK) plc press release issued on 30 September 2005.
•	Section D – Unaudited financial information extracted from the Virgin Mobile Holdings (UK) plc Interim Report for the six months ended 30 September 2005 published on 17 November 2005.

SECTION A

The financial information contained in Section A does not comprise the statutory accounts of Virgin Mobile Holdings (UK) plc within the meaning of section 240 of the Companies Act 1985. The financial information contained includes audited financial statements for the year to 31 March 2005 and the audited financial statements for the 3 months to 31 March 2004. Virgin Mobile Holdings (UK) plc changed its year end from 31 December to 31 March after the year ended 31 December 2004. Three years of historical financial statements are therefore not comparable with full year 2005 statements.

Consolidated profit and loss account

	Note	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Turnover before exceptional item		521,296	122,848
Exceptional turnover	3	—	1,001
Turnover	2	521,296	123,849
Cost of sales		(301,624)	(68,891)
Gross profit		219,672	54,958
Administrative expenses before exceptional operating costs		(136,825)	(32,246)
Exceptional operating costs	3	(15,189)	—
Administrative expenses		(152,014)	(32,246)
Operating profit before operating exceptional items		82,847	21,711
Exceptional items	3	(15,189)	1,001
Operating profit		67,658	22,712
Finance charges (net)	4	(14,543)	(1,903)
Profit on ordinary activities before taxation	5	53,115	20,809
Tax on profit on ordinary activities	7	(18,372)	(5,987)
Profit for the financial period		34,743	14,822
Equity dividends	8	(12,343)	—
Retained profit for the financial period		22,400	14,822
Earnings per ordinary share	9	13.8p	5.9p
Diluted earnings per ordinary share	9	13.6p	5.9p
Underlying earnings per ordinary share	9	18.4p	5.6p

All amounts derive from continuing operations.

There were no other recognised gains and losses in these periods.

Consolidated balance sheet

	Note	31 March 2005 £’000	31 March 2004 £’000
Fixed assets
Tangible assets	11	21,059	26,532
Current assets
Stocks	13	5,941	10,801
Debtors	14	24,253	39,865
Deferred tax asset	14	17,821	36,193
Cash at bank and in hand		13,220	37,481
		61,235	124,340

Creditors: amounts falling due within one year	15	(141,154)	(445,681)
Net current liabilities		(79,919)	(321,341)
Total assets less current liabilities		(58,860)	(294,809)

Creditors: amounts falling due after more than one year	16	(200,625)	(1,201)
Net liabilities		(259,485)	(296,010)
Capital and reserves
Called up share capital	18	25,293	25,000
Share premium account	19	15,859	11,870
Merger reserve	19	(328,348)	(247,784)
Profit and loss account	19	27,711	(85,096)
Accumulated deficit	20	(259,485)	(296,010)

Company balance sheet

	Note	31 March 2005 £’000	31 March 2004 £’000
Fixed assets
Investments	12	52,028	—

Current assets
Debtors	14	23,102	—
Deferred tax asset	14	932	—
Cash at bank and in hand		167	—
		24,201	—
Creditors: amounts falling due within one year	15	(17,176)	—
Net current assets		7,025	—
Net assets		59,053	—
Capital and reserves
Called up share capital	18	25,293	—
Share premium account	19	15,859	—
Merger reserve	19	11,482	—
Profit and loss account	19	6,419	—
Shareholders’ funds		59,053	—

Consolidated cash flow statement

	Note	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Net cash inflow from operating activities	21	90,780	40,069
Returns on investments and servicing of finance	22	(12,124)	(1,460)
Capital expenditure and financial investment	22	(11,502)	(1,324)
Cash inflow before financing		67,154	37,285
Financing	22	(91,415)	(46,403)
Decrease in cash in the period	23	(24,261)	(9,118)

NOTES TO THE ACCOUNTS

1.	Accounting policies

The financial statements are prepared in accordance with applicable UK accounting standards. The particular accounting policies adopted, all of which have been applied consistently throughout all the periods presented are described below.

Basis of preparation

During the year, the Group underwent a reorganisation. Prior to the reorganisation, the share capital of Virgin Mobile Telecoms Limited, the principal operating company of the Group, was divided into a number of different classes of shares. As part of the reorganisation, two further companies were added to the Group. Virgin Mobile Holdings (UK) plc, the holding company of the Group, owns 100 per cent. of the shares in Virgin Mobile Group (UK) Limited which is also the borrower under the new credit facility which was entered into on 2 July 2004. Virgin Mobile Group (UK) Limited in turn owns 100 per cent. of the shares in Virgin Mobile Telecoms Limited, which have been reorganised into one class. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash.

This reorganisation has been accounted for as a group reorganisation in accordance with Financial Reporting Standard 6 “Acquisitions and mergers” (“FRS 6”). The difference between the cost of investment in Virgin Mobile Telecoms Limited and the share capital of Virgin Mobile Telecoms Limited that arises on consolidation has been treated as a merger reserve in accordance with FRS 6. This merger reserve only arises upon consolidation and does not impact the level of distributable reserves within the Group. In accordance with FRS 6, the financial statements have been prepared for all periods as if the group reorganisation had occurred before 1 January 2004. Therefore the balances payable to the previous Virgin Mobile Telecoms Limited shareholders that arose through the group reorganisation have been included within the comparative balance sheets, and finance costs of non-equity shares have been excluded from the comparative profit and loss account.

On 29 July 2004, the High Court granted an order confirming the reduction of the share premium account by £80,564,000 of its operating company subsidiary, Virgin Mobile Telecoms Limited. This has been accounted for in the consolidated balance sheet as a movement in reserves between the merger reserve and profit and loss account in the year ended 31 March 2005.

This share reduction and group reorganisation has been accounted for using merger accounting principles, in order to meet the overriding requirement under section 227(6) of the Companies Act 1985 for financial statements to present a true and fair view. The transaction does not meet one of the conditions for merger accounting under the Companies Act 1985, namely that the fair value of any non-equity consideration must not exceed 10% of the nominal value of equity shares issued. However, the Directors consider that the alternative approach of acquisition accounting, with the restatement of separable assets and liabilities to fair values, the creation of goodwill and inclusion of post-reorganisation results only, would not give a true and fair view of the Group’s results and financial position. The substance of the transaction was not the acquisition of a business but a group reorganisation under which a new holding company has been established with all the former ordinary shareholders of the Group having the same proportionate interest in the new holding company as they had previously held in the Group. The Directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

Basis of consolidation

The group accounts consolidate the accounts of Virgin Mobile Holdings (UK) plc and its subsidiary undertakings drawn up to 31 March each year. The results of subsidiaries acquired are consolidated for the periods from which control passed. Acquisitions are accounted for under the acquisition method.

Turnover

Turnover represents amounts receivable for handset and airtime services provided in the normal course of business, net of VAT and trade discounts.

Handsets and other equipment turnover is recognised based on the amounts receivable at the date of sale. Airtime turnover derived from customers is recognised based on the usage of the network in the period. Prepaid airtime sales are deferred until the customer uses the stored value.

Subscriber acquisition costs

Subscriber acquisition costs, which include the commission costs associated with acquiring new customers and other incremental costs of customer acquisition, are recognised in the profit and loss account as incurred.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

Taxation

Corporation tax is provided on taxable profits at the current rate. No charge is made for group relief in respect of losses claimed or surrendered to and from other group companies.

Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and laws. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	3 years
Computer systems	2-3 years
Fixtures and fittings	3 years
Office equipment	3 years

Residual value is calculated on prices prevailing at the date of acquisition. Depreciation is not charged on assets in the course of construction until they are ready for service.

Investments

Fixed asset investments are shown at cost less provision for impairment. Current asset investments are stated at lower of cost and net realisable value.

Stocks

Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Leases

Assets obtained under hire purchase contracts or finance leases are capitalised in the balance sheet. Those held under hire purchase contracts are depreciated over their useful economic lives. Those held under finance leases are depreciated over their estimated useful lives or the leases’ term, whichever is shorter.

The interest element of these obligations is charged to the profit and loss account over the relevant period. The capital element of the future payments is treated as a liability.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Pension costs

The Group operates a defined contribution pension scheme. For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share options

Following the issuance of Financial Reporting Standard 20 “Share based payments” (“FRS 20”), the Group has elected to adopt this standard early in line with the recommendation of the Accounting Standards Board and in order to avoid a change in the Group’s accounting policy for share based payments in future periods. All outstanding equity instruments at the balance sheet date have been accounted for using FRS 20.

The Group issues equity-settled share-based payments to certain employees. These share based payments are measured at fair value at the date of grant. The fair value determined is expensed on a straight line basis over the vesting period, based on the Group’s estimate of shares that will vest. The amount charged to the profit and loss account is also included as a movement in reserves.

Fair value is measured by use of the “Stochastic Model”, which determines fair value based on running a number of different scenarios for future share prices. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group has no cash-settled share-based payment schemes.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to interest rate movements and foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

For a forward contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currencies or similar currencies as the hedged item and must also reduce the risk of foreign exchange movements on the Group’s operations. Gains and losses arising on these contracts are only recognised in the profit and loss account when the hedged transaction itself has been reflected in the Group’s accounts.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

2.	Segmental information

The Group’s operations and markets are located within the United Kingdom and form a single segment with two types of product; service and equipment.

3.	Exceptional items

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Capital restructuring and IPO related expenses	(6,320)	—
Pre-IPO employee share options scheme cost	(8,869)	—
Revenue for previously disputed marketing support contributions	—	1,001
Total exceptional (expenses) income	(15,189)	1,001

The cash expense for £6,320,000 relates to expenditure by the Group with respect to the group reorganisation undertaken and the Initial Public Offering (“IPO”) in the year.

The non-cash expense for £8,869,000 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO.

As a result of the settlement of various disputes involving Virgin Mobile Telecoms Limited, T-Mobile and certain Virgin Group companies, Virgin Mobile Telecoms Limited was entitled to receive certain amounts for previously disputed marketing support contributions that would be determined following future proceedings. The amount was determined with certainty prior to the approval of the financial statements for the three months ended 31 March 2004 and £1,001,000 was recognised as turnover in the results for this period for previously disputed marketing support contributions for the period ended 31 March 2004.

4.	Finance charges (net)

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Interest payable on:
Bank loans and overdrafts	(14,392)	(898)
Finance leases	(2)	(2)
Loans from related companies	(830)	(754)
Loans from previous shareholder	(830)	(754)
Interest payable and similar charges	(16,054)	(2,408)
Interest receivable and similar income	1,511	505
	(14,543)	(1,903)

5.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Depreciation and amounts written off tangible fixed assets
–Owned assets	17,428	4,294
–Leased assets	8	2
Operating lease rentals
–Leasehold property	1,187	297
Auditors’ remuneration for audit services	245	131
Auditors’ remuneration for non-audit services	1,382	200

Of the £1,382,000 for auditors’ remuneration for non-audit services, £1,300,000 relates to services provided in respect of the capital restructuring and IPO undertaken by the Group during the year.

6.	Staff costs

The average monthly number of employees (including executive directors) was:

	12 months ended 31 March 2005	3 months ended 31 March 2004
Distribution	270	173
Marketing	55	53
Administration	1,131	1,026
	1,456	1,252

Their aggregate remuneration comprised:
	£’000	£’000
Wages and salaries	47,268	8,779
Social security costs	4,141	862
Other pension costs (see note 25)	1,125	261
	52,534	9,902

Of the £47,268,000 for wages and salaries, £8,869,000 relates to an exceptional operating expense for the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO (see notes 3 and 26).

7.	Tax on profit on ordinary activities

The tax charge for the period comprises:

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Current tax
UK corporation tax	—	—
Total current tax	—	—

Deferred tax
Origination and reversal of timing differences	(18,372)	(5,987)
Total deferred tax (see note 14)	(18,372)	(5,987)
Total tax charge on profit on ordinary activities	(18,372)	(5,987)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Profit on ordinary activities before tax	53,115	20,809
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2004 – 30%)	15,935	6,243
Effects of:
Expenses not deductible for tax purposes	1,173	58
Depreciation in excess of capital allowances	1,982	529
Timing differences in respect of share options	2,256	—
Utilisation of brought forward losses	(21,346)	(6,830)
Current tax charge	—	—

8.	Dividend per share

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Final dividend of 4.88p (3 months ended 31 March 2004 – nil) per ordinary share.	12,343	—
	12,343	—

9.	Earnings per ordinary share

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Earnings
Profit for the period	34,743	14,822
Number of ordinary shares (000s)	250,919	250,000
Earnings per ordinary share
Basic	13.8p	5.9p
Diluted	13.6p	5.9p
Earnings
Profit for the period	34,743	14,822
Exceptional items	15,189	(1,001)
Tax effect of exceptional items	(3,646)	300
Underlying earnings	46,286	14,121
Underlying earnings per ordinary share	18.4p	5.6p

Due to the group reorganisation as described in note 1, the number of ordinary shares used to calculate earnings per ordinary share for all periods is based upon the 250,000,000 ordinary shares in issue following the group reorganisation, and adjusted in the current period for subsequent ordinary share issues. Similarly, the earnings used to calculate earnings per share for the comparative period exclude the finance costs of non-equity shares in issue at the time.

The diluted earnings per share for the current year includes the impact of 4,535,000 outstanding ordinary share options or rights to ordinary shares at 31 March 2005.

10.	Profit attributable to Virgin Mobile Holdings (UK) plc

The retained profit for the year ended 31 March 2005 dealt with in the financial statements of the company, Virgin Mobile Holdings (UK) plc, was £3,306,000 (three months ended 31 March 2004—£nil). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the company.

11.	Tangible fixed assets

Group	Leasehold improvements £’000	Fixtures and fittings £’000	Office equipment £’000	Computer systems £’000	Total £’000
Cost
At 1 April 2004	7,797	773	417	65,821	74,808
Additions	50	218	5	10,519	10,792
Transfer from current assets	—	—	—	2,594	2,594
Disposals	—	—	—	(185)	(185)
At 31 March 2005	7,847	991	422	78,749	88,009
Accumulated depreciation
At 1 April 2004	7,777	701	319	39,479	48,276
Charge for the period	20	80	50	17,286	17,436
Transfer from current assets	—	—	—	1,297	1,297
Disposals	—	—	—	(59)	(59)
At 31 March 2005	7,797	781	369	58,003	66,950
Net book value
At 31 March 2005	50	210	53	20,746	21,059
At 31 March 2004	20	72	98	26,342	26,532

Tangible fixed assets for the Group include computer equipment and office equipment at a cost of £663,000 (31 March 2004 – £663,000) and net book value of £11,000 (31 March 2004 – £17,000) in respect of assets held under a finance lease.

Computer systems for the Group includes £2,702,000 (31 March 2004 – £4,690,000) of assets in the course of construction.

12.	Fixed asset investments

Company	£’000
At 1 April 2004	—
Additions	52,028
At 31 March 2005	52,028

The additions during the year represent the effect of the group reorganisation as described in note 1.

Principal group investments

The Company and the Group have investments in the following subsidiary undertakings, which principally affected the profit or losses or net assets of the Group. All holdings are 100% of the equity share capital.

Name	Country of incorporation	Nature of business
Virgin Mobile Group (UK) Limited*	England	Holding company
Virgin Mobile Telecoms Limited	England	Telecoms services
Bluebottle Call Limited	England	Property holding

*	Held directly by Virgin Mobile Holdings (UK) plc

13.	Stocks

	Group
	31 March 2005 £’000	31 March 2004 £’000
Finished goods held for resale	5,941	10,801

14.	Debtors

	Group		Company
	31 March 2005 £’000	31 March 2004 £’000	31 March 2005 £’000	31 March 2004 £’000
Trade debtors	18,667	28,370	—	—
Amounts owed by other related companies (see note 27)	1,291	7,515	—	—
Amounts owed by subsidiary undertakings	—	—	23,099	—
Prepayments and accrued income	4,295	3,980	3	—
	24,253	39,865	23,102	—

The Company balance sheet includes £2 due from its parent company at 31 March 2004.

The deferred tax asset at 31 March 2005 and 31 March 2004 is made up as follows:

	Group		Company
	31 March 2005 £’000	31 March 2004 £’000	31 March 2005 £’000	31 March 2004 £’000
Unrelieved trading losses	—	31,673	—	—
Accelerated capital allowances	15,527	4,520	—	—
Timing differences in respect of share options	2,294	—	932	—
	17,821	36,193	932	—

Of the Group’s deferred tax asset of £17,821,000, £13,034,000 (31 March 2004 – £14,506,000) is due after more than one year. Of the Company’s deferred tax asset of £932,000, £553,000 (31 March 2004 – £nil) is due after more than one year.

The movement in the deferred tax asset during the year is as follows:

	Group £’000	Company £’000
At 1 April 2004	36,193	—
Additions	5,532	932
Utilised during the year	(23,904)	—
(Charge) credit to profit and loss account	(18,372)	932
At 31 March 2005	17,821	932

15.	Creditors: amounts falling due within one year

	Group		Company
	31 March 2005 £’000	31 March 2004 £’000	31 March 2005 £’000	31 March 2004 £’000
Bank loans	49,490	23,012	—	—
Previous shareholder loan	—	38,375	—	—
Loan from original Virgin Mobile Telecoms Limited shareholders	—	240,969	—	—
Obligations under finance leases	3	6	—	—
Trade creditors	25,298	17,963	31	—
Amounts owed to other related companies (see note 27)	2,077	40,558	—	—
Amounts owed to subsidiary undertakings	—	—	3,629	—
Other taxation and social security	6,833	4,454	56	—
Other creditors	104	94	—	—
Accruals and deferred income	45,006	80,250	1,117	—
Proposed dividends	12,343	—	12,343	—
	141,154	445,681	17,176	—

During the year ended 31 March 2005 the Group repaid in full the syndicated loan facility outstanding at 31 March 2004.

On 2 July 2004, Virgin Mobile Group (UK) Limited, a subsidiary of Virgin Mobile Holdings (UK) plc, entered into a £350 million credit facility. £330 million, net of £3.3 million issue costs, of this credit facility was drawn down in July 2004 and £80 million has been repaid by 31 March 2005. The credit facility is secured on the share capital and assets of the Virgin Mobile Group (UK) Limited group.

For further details of the interest rate profile and maturity of financial liabilities, see note 17.

16.	Creditors: amounts falling due after more than one year

	Group
	31 March 2005 £’000	31 March 2004 £’000
Bank loans	197,959	—
Obligations under finance leases	7	10
Accruals and deferred income	2,659	1,191
	200,625	1,201

The net finance lease obligations to which the Group are committed and which are secured on the related assets are:

	Group
	31 March 2005 £’000	31 March 2004 £’000
In one year or less	3	6
Between one and two years	7	10
	10	16

17.	Derivatives and other financial instruments

Set out below is an explanation of the role financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The Group has established treasury policies which are reviewed annually by the Board or Audit committee to ensure they remain relevant to rapid business change. The major financial risks faced by the Group are foreign currency risk, interest rate exposure and liquidity risk. These are outlined below:

Foreign currency risk

About one-third of the handset purchases made by the Group are from suppliers in continental Europe. These purchases are invoiced in Euros. The Group’s policy is to eliminate some currency exposure on purchases at the time of purchase through forward currency contracts. All other purchases are denominated in sterling.

Interest rate risk

The Group has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its credit facility. The Group’s policy is to keep between 50% and 75% of the credit facility borrowing at fixed rates of interest. As at 31 March 2005, 60 per cent of the credit facility was covered by fixed rate interest rate swaps. The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 “Derivatives and other financial instruments: Disclosures” (“FRS 13”). Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. The loan from the original Virgin Mobile Telecoms Limited shareholders of £240,969,000 that arose through the group reorganisation, as described in note 1, and has been included within the comparative balance sheet has also been excluded from the scope of these disclosures. As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Liquidity risk

The Group’s overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counter-parties, within authorised limits, with the aim of maintaining short term liquidity while maximising yield.

Currency exposures

As at 31 March 2005, after taking into account the effects of forward foreign exchange contracts the Group had no currency exposures (31 March 2004 – £nil).

Interest rate profile

The Group has no financial assets other than cash at bank. All financial liabilities are denominated in sterling.

After taking into account interest rate swaps, the interest rate profile of the Group’s financial liabilities at 31 March 2005 and 31 March 2004 was as follows:

	31 March 2005			31 March 2004
	Total £’000	Floating rate £’000	Fixed rate £’000	Total £’000	Floating rate £’000	Fixed rate £’000
Borrowings	250,010	250,000	10	99,778	76,750	23,028

As at 31 March 2005, the Group had entered into an interest rate swap agreement, which has resulted in 60% of the credit facility being hedged at the year end. This interest rate swap agreement allows the interest rate to be fixed on a quarterly basis at a rate between an upper and a lower level. Although FRS13 treats interest rates under this interest rate swap agreement as floating rates, the Board view the interest rates as fixed rates in line with the Group’s treasury policy.

As at 31 March 2004, all previously entered into interest rate swap agreements for borrowings had expired. The weighted average rate of interest on the outstanding syndicated loan facility, as at 31 March 2004, was 6% and was fixed for six months. The interest rate on the floating rate shareholder and previous shareholder loans was fixed on a quarterly basis at 4% above the three-month LIBOR rate. These loans were repaid in full on 5 July 2004.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities at 31 March 2005 and 31 March 2004 was as follows:

	31 March 2005 Total Borrowings £’000	31 March 2004 Total Borrowings £’000
In one year or less	50,003	99,768
In more than one year but not more than two years	50,007	10
In more than two years but not more than five years	100,000	—
In more than five years	50,000	—
	250,010	99,778
Credit facility issue costs	(2,551)	—
Total	247,459	99,778

Issue costs in respect of the credit facility were £3,300,000 and are being recognised in the profit and loss account over the term of the credit facility at a constant rate on the carrying amount. As at 31 March 2005, £2,551,000 of these costs had not been recognised in the profit and loss account, of which £510,000 relates to amounts falling due within one year and £2,041,000 relates to amounts falling due after more than one year.

Borrowing facilities

The Group had undrawn committed borrowing facilities at 31 March 2005 and 31 March 2004 in respect of which all conditions precedent had been met, as follows:

	31 March 2005 £’000	31 March 2004 £’000
Expiring in more than two years	100,000	10,000

Fair values

Set out below is a comparison by category of book values and fair values of the Group’s financial liabilities at 31 March 2005 and 31 March 2004.

	31 March 2005		31 March 2004
	Book value £’000	Fair value £’000	Book value £’000	Fair value £’000
Primary financial instruments held or issued to finance the Group’s operations
Short term financial liabilities and current portion of long term borrowings	49,493	50,783	99,768	99,952
Long term borrowings	197,966	203,478	10	10
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	540	—	—
Forward foreign exchange contracts	—	(3)	—	105

The fair value of the interest rate swaps and forward foreign exchange contracts have been determined by reference to prices available from the markets on which the instrument involved is traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates. As at 31 March 2004, the Group believed that the fair value of the shareholder and previous shareholder loans approximate their book value.

Gains and losses on hedges

The Group enters into forward foreign currency contracts to eliminate some of the currency exposures that arise on purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures.

An analysis of these unrecognised gains and losses for the year ended 31 March 2005 is as follows:

	31 March 2005
	Gains £’000	Losses £’000	Net £’000
Unrecognised gains and losses on hedges at 1 April 2004	—	105	105
Gains and losses arising in previous years that were recognised in the year ended 31 March 2005	—	(105)	(105)
Gains and losses arising before 1 April 2004 that were not recognised in the year ended 31 March 2005	—	—	—
Gains and losses arising in the year ended 31 March 2005 that were not recognised in the year ended 31 March 2005	3	540	537
Unrecognised gains and losses on hedges at 31 March 2005	3	540	537
Of which:
Gains and losses expected to be recognised in the year ending 31 March 2006	3	196	193
Gains and losses expected to be recognised after 31 March 2006	—	344	344

An analysis of these unrecognised gains and losses for the three months ended 31 March 2004 is as follows:

	31 March 2004
	Gains £’000	Losses £’000	Net £’000
Unrecognised gains and losses on hedges at 1 January 2004	—	163	163
Gains and losses arising in previous years that were recognised in the three months ended 31 March 2004	—	(163)	(163)
Gains and losses arising before 1 January 2004 that were not recognised in the three months ended 31 March 2004	—	—	—
Gains and losses arising in the three months ended 31 March 2004 that were not recognised in the three months ended 31 March 2004	—	105	105
Unrecognised gains and losses on hedges at 31 March 2004	—	105	105
Of which:
Gains and losses expected to be recognised in the year ending 31 March 2005	—	105	105
Gains and losses expected to be recognised after 31 March 2005	—	—	—

18.	Called up share capital

	Group
	31 March 2005 £’000	31 March 2004 £’000
Authorised:
330,000,000 (31 March 2004 – 330,000,000) ordinary shares of £0.10 each	33,000	33,000
Allotted and fully paid
252,935,938 (31 March 2004 – 250,000,000) ordinary shares of £0.10 each	25,293	25,000

Due to the group reorganisation as described in note 1, the number of ordinary shares in existence at the beginning of the period is based on the 250,000,000 ordinary shares in issue following the group reorganisation. The movement in the current period arose from the exercise of share options.

	Company
	31 March 2005 £’000	31 March 2004 £’000
Authorised:
1,000 ordinary shares of £1 each	—	1
330,000,000 ordinary shares of £0.10 each	33,000	—
	33,000	1
Allotted and fully paid
2 ordinary shares of £1 each	—	—
252,935,938 ordinary shares of £0.10 each	25,293	—
	25,293	—

On 16 June 2004, the Company subdivided its authorised share capital of 1,000 ordinary shares of £1 each into 100,000 shares of £0.01 each and 798 ordinary shares of £0.01 each were issued to Virgin Management Limited, the Company’s immediate parent. Subsequently, Virgin Management Limited sold all of its 998 shares to Bluebottle Investments (UK) Limited, which then became the immediate parent of the Company.

Also on 16 June 2004, as part of the group reorganisation, the Company acquired various shares in Virgin Mobile Telecoms Limited, the consideration for which was the issue and allotment of two ordinary shares of £0.01 each in the capital of the Company.

On 1 July 2004, the Company consolidated its authorised share capital of 100,000 ordinary shares of £0.01 each into 10,000 ordinary shares of £0.10 each. The authorised share capital of the Company was then increased from £1,000 to £33,000,000 by the creation of 329,990,000 additional ordinary shares of £0.10 each. The Company used its share premium account to the amount of £24,529,731 to pay in full at par 245,297,307 unissued ordinary shares of £0.10 each, and these shares were issued and allotted to the sole holder of the ordinary shares in issue, Bluebottle Investments (UK) Limited, as a bonus issue.

On 20 July 2004, also as part of the group reorganisation, the Company acquired further various shares in Virgin Mobile Telecoms Limited, the consideration for which was cash and the issue and allotment of 4,702,593 ordinary shares of £0.10 each in the share capital of the Company.

Further movements in the current period arose from the exercise of share options.

Share options

The Group has issued the following options to purchase ordinary shares in the Company:

Date options granted	Exercise price per share £	Exercisable from	Expiry date	Number of options outstanding
				31 March 2005	31 March 2004
Pre-IPO Plan (Pre-IPO Plan)
8 July 2004	1.45868	26 July 2004	8 July 2014	3,032,102	—
8 July 2004	1.45868	31 March 2005	8 July 2014	5,968,050	—
				9,000,152	—
Savings Related Share Option Plan (Sharesave)
1 October 2004	1.683	1 October 2007	1 April 2008	1,036,428	—
Discretionary Share Option Plan (DSOP)
26 July 2004	1.91	26 July 2007	26 July 2017	1,501,999	—
Performance Share Plan (PSP)
27 July 2004	nil	27 July 2007	27 January 2008	1,109,132	—
Total outstanding options				12,647,711	—

For further details of the share option schemes, see note 26.

19.	Reserves

Group	Share premium account £’000	Merger Reserve £’000	Profit and loss account £’000	Total £’000
At 1 April 2004	11,870	(247,784)	(85,096)	(321,010)
Reduction of share premium account of subsidiary	—	(80,564)	80,564	—
Issue of share capital arising from the exercise of share options	3,989	—	—	3,989
Charges in respect of employee share schemes	—	—	9,843	9,843
Retained profit for the year	—	—	22,400	22,400
At 31 March 2005	15,859	(328,348)	27,711	(284,778)

Company	Share premium account £’000	Merger Reserve £’000	Profit and loss account £’000	Total £’000
At 1 April 2004	—	—	—	—
Issue of share capital arising from the group reorganisation (see note 1)	11,870	11,482	—	23,352
Issue of share capital arising from the exercise of share options	3,989	—	—	3,989
Charges in respect of employee share schemes	—		3,113	3,113
Retained profit for the year	—	—	3,306	3,306
At 31 March 2005	15,859	11,482	6,419	33,760

20.	Reconciliation of movements in group shareholders’ funds

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Profit for the financial period	34,743	14,822
Dividends payable	(12,343)	—
Charges in respect of employee share schemes	9,843	—
Issue of ordinary shares	4,282	—
Net movement to accumulated deficit	36,525	14,822
Opening accumulated deficit	(296,010)	(310,832)
Closing accumulated deficit	(259,485)	(296,010)

21.	Reconciliation of operating profit to operating cash flows

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Operating profit	67,658	22,712
Depreciation charges	17,436	4,296
Loss (gain) on disposal of fixed assets	126	(76)
Non cash charges in respect of employee share schemes	9,843	—
Decrease in stocks	4,860	(4,234)
Decrease in debtors	14,315	30,705
(Decrease) in creditors	(23,458)	(13,334)
Net cash inflow from operating activities	90,780	40,069

22.	Analysis of cash flows

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Returns on investments and servicing of finance
Interest received	1,511	505
Interest paid	(13,633)	(1,963)
Interest element of finance lease rentals	(2)	(2)
Net cash outflow from returns on investment and servicing of finance	(12,124)	(1,460)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(11,502)	(1,447)
Proceeds from disposal of tangible fixed assets	—	123
Net cash outflow from capital expenditure and financial investment	(11,502)	(1,324)
Financing
Increase in new credit facility, net of issue costs	326,700	—
Repayment of old syndicated loan and new credit facility	(103,012)	(46,400)
Repayment of shareholder and previous shareholder loans	(78,410)	—
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	(240,969)	—
Issue of share capital	4,282	—
Repayment of capital element of finance lease	(6)	(3)
Net cash outflow from financing	(91,415)	(46,403)

23.	Analysis and reconciliation of net debt

	1 April 2004 £’000	Cash flow £’000	Other non-cash changes £’000	31 March 2005 £’000
Cash in hand, at bank	37,481	(24,261)	—	13,220
Debt due within one year and after one year	(340,731)	95,691	(2,409)	(247,449)
Finance lease	(16)	6	—	(10)
Net debt	(303,266)	71,436	(2,409)	(234,239)

	12 months ended 31 March 2005 £’000	3 months ended 31 March 2004 £’000
Decrease in cash in the period	(24,261)	(9,118)
Cash drawn down under new credit facility, net of issue costs	(326,700)	—
Cash used to repay old syndicated loan and new credit facility	103,012	46,400
Cash used to repay shareholder and previous shareholder loans	78,410	—
Cash used to repay loan from original Virgin Mobile Telecoms Limited shareholders	240,969	—
Cash used to repay finance lease	6	3
Change in net debt resulting from cash flows	71,436	37,285
Other non-cash changes	(2,409)	(1,508)
Movement in net debt in period	69,027	35,777
Net debt brought forward	(303,266)	(339,043)
Net debt at period end	(234,239)	(303,266)

The non-cash changes represent the amortisation of the issue costs for the new credit facility and the interest on the shareholder and previous shareholder loans that were rolled up into the principal on a quarterly basis. The shareholder and previous shareholder loans were repaid on 5 July 2004.

24.	Financial commitments

Annual minimum lease commitments:

	Group Land and buildings
	31 March 2005 £’000	31 March 2004 £’000
Expiry date
- within one year	—	—
- between two and five years	—	—
- after five years	1,092	1,092
	1,092	1,092

The Group and company have £nil (31 March 2004 – £nil) of capital commitments contracted but not provided for.

25.	Pension arrangements

The Group operates a defined contribution scheme for which the pension cost charge for the twelve months ended 31 March 2005 amounted to £1,125,000 (three months ended 31 March 2004—£261,000).

26.	Share based payments

During the year ended 31 March 2005 the Group implemented a number of share incentive schemes, being the following:

•	the Virgin Mobile Pre-IPO Pan (the “Pre-IPO Plan”)

•	the Virgin Mobile Share Incentive Plan (the “SIP”)

•	the Virgin Mobile Savings Related Share Option Plan (the “Sharesave”)

•	the Virgin Mobile Discretionary Share Option Plan (the “DSOP”)

•	the Virgin Mobile Performance Share Plan (the “PSP”)

Pre-IPO Plan

Under the Pre-IPO Plan, on 8 July 2004 share options were granted to employees to acquire 11,936,100 ordinary shares in Virgin Mobile Holdings (UK) plc at an exercise price of £1.45868 per ordinary share. Options granted under the Pre-IPO Plan were not subject to performance conditions and 50 per cent of the options granted became exercisable on 26 July 2004 with the remainder becoming exercisable on 31 March 2005. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Furthermore, if an employee ceased to be employed by the Group, the unvested part of that employee’s options were forfeited.

	12 months ended 31 March 2005 Options	12 months ended 31 March 2004 Options
Outstanding at the beginning of the year	—	—
Granted during the year	11,936,100	—
Exercised during the year	(2,935,948)	—
Outstanding and fully exercisable at the end of the year	9,000,152	—

The weighted average share price at the date of exercise for share options exercised under the Pre-IPO Plan during the period was £2.25. No share options under the Pre-IPO Plan have been forfeited during the year. The options outstanding at 31 March 2005 continue to have an exercise price of £1.45868, and an average remaining contractual life of 9.3 years. No share options under any of the other share option schemes have been exercised during the year.

SIP

On 26 July 2004, every employee of the Group (employed on 1 July 2004 and still employed on 26 July 2004) was awarded free shares in Virgin Mobile Holdings (UK) plc under the SIP. The award was linked to service history such that each eligible employee received £280 worth of ordinary shares for each year of service with the Group, pro-rated for part years of service. The ordinary shares for these awards were provided out of the Virgin Group shareholding.

Sharesave

Under the Sharesave, on 1 October 2004 employees were granted options to acquire 1,036,428 ordinary shares at an exercise price of £1.683 per Ordinary Share. Employees choosing to enter this scheme are required to save monthly amounts through a contractual savings arrangement over a period of three years. At the end of this savings period, a tax free bonus will be paid and employees may either exercise the options within six months or have the savings and bonus repaid.

DSOP

Under the DSOP, on 26 July 2004 share options were granted to employees to acquire 1,501,999 ordinary shares in Virgin Mobile Holdings (UK) plc at an exercise price of £1.91 per Ordinary Share. These options will normally become exercisable three years after their grant provided that the participant is still employed by the Group at that date, subject to the satisfaction of pre-determined performance conditions. For the share options granted on 26 July 2004, the performance condition is based on the three year compound annual growth in the Group’s aggregate normalised basic earnings per share compared to the retail prices index (“RPI”) over the three year performance period as follows:

Normalised earnings per share per annum	Percentage of award that vests
Less than RPI + 3%	0%
RPI + 3%	50%
Between RPI + 3% and RPI + 6%	Pro rata between 50% and 100%
RPI + 6%	100%

The base earnings per share for the options granted under the DSOP has been based on the results for the twelve months ended 31 March 2004, adjusted for financial effect of the changes in the capital structure and the new telecommunications supply agreement, and is based on results before exceptional items and normalised for tax.

PSP

Under the PSP, on 27 July 2004 options were granted to employees to acquire 1,109,132 ordinary shares in Virgin Mobile Holdings (UK) plc for nil payment. These options will normally become exercisable three years after their grant provided that the participant is still employed by the Group at that date, subject to the satisfaction of pre-determined performance conditions. For the share options granted on 27 July 2004, the performance condition is based on the three year compound annual growth in the Group’s aggregate normalised basic earnings per share compared to the RPI over the three year performance period as follows:

Normalised earnings per share per annum	Percentage of award that vests
Less than RPI + 6%	0%
RPI + 6%	25% of awards up to 100% of a participant’s salary
Between RPI + 6% and RPI + 12%	Pro rata between 25 % and 100% of awards up to 100% of a participant’s salary
RPI + 12%	100% of awards up to 100% of a participant’s salary
Between RPI + 12% and RPI + 15%	Pro rata between 0 % and 100% of that part of an award in excess of 100% of a participant’s salary
RPI + 15%	100%

The base earnings per share for the options granted under the PSP has been based on the results for the twelve months ended 31 March 2004, adjusted for financial effect of the changes in the capital structure and the new telecommunications supply agreement, and is based on results before exceptional items and normalised for tax.

The fair values of these share incentive schemes have been measured by use of the stochastic model, based on the following input assumptions:

	Pre-IPO Plan	SIP	Sharesave	DSOP	PSP
Share price	£2.00	£1.9125	£1.7625	£1.9125	£1.91
Exercise price	£1.45868	nil	£1.683	£1.91	Nil
Expected volatility	37%	37%	37%	37%	37%
Expected life	3 years	5 years	3.25 years	6 years	3 years
Risk free rate	5.2%	5.2%	4.72%	5.2%	5.1%
Expected dividends	2%	2%	2%	2%	2%

Expected volatility was determined by considering the volatility of other telecommunications companies from 1 April 2002 to the date the share incentive schemes were introduced.

The Group recognised total expenses of £9,843,000 related to equity-settled share-based payment transactions in the year ended 31 March 2005 (31 March 2004—£nil). Of this amount £8,869,000 was recognised as an exceptional operating expense (see note 3).

27.	Related party transactions

Prior to the reorganisation as detailed in note 1, the Directors regarded the Virgin Group shareholders, through various different Virgin Group companies, as the ultimate controlling party. As part of the reorganisation, two further companies have been added to the Group. The reorganisation involved a number of share transfers the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash. As a consequence of the reorganisation, the Group paid £237,293,000 to the Virgin Group shareholders. The following transactions occurred with the Virgin Group during the year:

Virgin Mobile Telecoms Limited, a subsidiary of the Group, was originally partially financed by a loan facility from Bluebottle UK Limited, a member of the Virgin Group, on which interest at variable rates accrued. The principal amount of £38,375,000 was outstanding as at 31 March 2004 and interest accrued until the loan was repaid in full on 5 July 2004. The total interest for the period was £830,000 (three months ended 31 March 2004 – £754,000). This amount was rolled up to the principal and the total loan of £39,205,000 was repaid on 5 July 2004.

During the previous period, handset, airtime vouchers and other stock items were sold through retailer channels who are members of the Virgin Group. These sales, net of charges with respect to the distribution channels, for the three months ended 31 March 2004 amounted to £179,000. £6,159,000 remained outstanding, and was subsequently paid, as at 31 March 2004. Sales to Virgin Group retail channels ceased when a full roll-out of Virgin Mobile Specialist Stores had taken place during the three months ended 31 March 2004.

During the year ended 31 March 2005, the Group incurred expenses of £3,471,000 (three months ended 31 March 2004 – £1,230,000) for charges in respect of Virgin Mobile Specialist Stores within various Virgin Retail outlets. Of this amount, £1,161,000 was outstanding at 31 March 2005 (31 March 2004 – £1,591,000). As part of the agreement, Virgin Retail passes through proceeds from sales of handsets, vouchers and other stock items to Virgin Mobile. £1,291,000 was due to Virgin Mobile in respect of these proceeds as at 31 March 2005 (31 March 2004 – £1,356,000).

Members of the Virgin Group performed additional services including printing, brand licensing, property rental and promotion, which were recharged on to the Group. For the year ended 31 March 2005, these amounted to £2,853,000 (three months ended 31 March 2004– £691,000) of which £624,000 (31 March 2004 – £490,000) remained unpaid as at 31 March 2005.

Virgin Management Limited provided three directors to the Group until 20 July 2004, and one director from then on, Virgin Management Limited received a £45,000 (three months ended 31 March 2004 – £11,250) consultancy fee for these executive services. An amount of £34,000 remained outstanding at 31 March 2005 (31 March 2004 – £8,000).

The Group uses some other sundry services provided by members of the Virgin Group. These are transacted on an arm’s length basis under normal commercial terms.

28.	Ultimate parent undertaking and controlling party

At 31 March 2005, the immediate parent was Bluebottle Investments (UK) Limited. The ultimate parent is Virgin Group Investments Limited (VGIL), whose principal shareholders are certain trusts, none of which has a controlling interest in VGIL. The principal beneficiaries of those trusts are Sir Richard Branson and/or members of his immediate family. VGIL is incorporated in the British Virgin Islands. Due to various shareholder agreements, the directors have control of the day to day operations of the Group. The smallest group of which the Company is a member and for which group accounts are drawn up is that of Bluebottle Investments (UK) Limited. The largest group of which the Company is a member and for which group accounts are drawn up is that of Virgin Holdings Limited. Both Bluebottle Investments (UK) Limited and Virgin Holdings Limited are incorporated in Great Britain and registered in England and Wales. The accounts of these companies are available to the public and may be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

SECTION B

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited consolidated pro forma profit and loss accounts of the Group for the 12 months ended 31 March 2004 and the three months ended 31 March 2004, as set out below, have been prepared for illustrative purposes only to show the effect of the TSA on the financial results of the group, as if it had been operational from 1 April 2003 (primarily for the purpose of showing inbound call revenue instead of marketing support contributions which, respectively, constitute and constituted substantial portions of (turnover). The Proforma information has been extracted without material adjustment from the Virgin Mobile Holdings (UK) plc Listing Particulars published in July 2004. No account has been taken of any trading or other transactions since 31 March 2004.

	Twelve Months Ended 31 March 2004 £ M	Adjustments £ M	Notes		Pro Forma Twelve Months Ended 31 March 2004 £ M
Turnover before exceptional items	470.4	(17.1)	(1)		453.3
Exceptional turnover	17.2	(8.3)	(1)		8.9
TURNOVER	487.6	(25.4)	(1)		462.2
Cost of sales	(255.8)	(1.8)	(2)		(257.6)
GROSS PROFIT	231.8	(27.2)			204.6
Total administrative expenses before exceptional items	(132.5)	—			(132.5)
Exceptional operating cost	(23.5)	—			(23.5)
Administrative expenses	(156.0)	—			(156.0)
Operating profit before exceptional items	82.1	(18.9)			63.2
Exceptional items (net)	(6.3)	(8.3)			(14.6)
OPERATING PROFIT	75.8	(27.2)			48.6
Finance charges (net)	(9.6)	—	(3)		(9.6)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	66.2	(27.2)			39.0
Tax on profit on ordinary activities	27.1	8.2	(4)		35.3
PROFIT FOR THE FINANCIAL PERIOD	93.3	(19.0)			74.3
Finance costs of non-equity shares	(4.7)	—			(4.7)
Retained profit for the period	88.6	(19.0)	(5)		69.6
Reconciliation from operating profit before exceptional items to EBITDA
Operating profit before exceptional items	82.1	(18.9)	(1	),(2)	63.2
Depreciation	15.5	—			15.5
EBITDA before exceptional items	97.6	(18.9)			78.7
Exceptional turnover	17.2	(8.3)			8.9
Exceptional costs	(23.5)	—			(23.5)
	Three Months Ended 31 March 2004 £ M	Adjustments £ M	Notes		Pro Forma Three Months Ended 31 March 2004 £ M
EBITDA	91.3	(27.2)			64.1
Turnover before exceptional items	122.8	(3.0)	(1)		119.8
Exceptional turnover	1.0	(1.0)	(1)		—
TURNOVER	123.8	(4.0)	(1)		119.8
Cost of sales	(68.9)	(0.4)	(2)		(69.3)
GROSS PROFIT	54.9	(4.4)			50.5
Administrative expenses	(32.2)	—			(32.2)
Operating profit before exceptional items	21.7	(3.4)			18.3
Exceptional turnover	1.0	(1.0)			—
OPERATING PROFIT	22.7	(4.4)			18.3
Finance charges (net)	(1.9)	—	(3)		(1.9)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	20.8	(4.4)			16.4
Tax on profit on ordinary activities	(6.0)	1.3	(4)		(4.7)
PROFIT FOR THE FINANCIAL PERIOD	14.8	(3.1)			11.7
Finance costs of non-equity shares	(1.3)	—			(1.3)
Retained profit for the period	13.5	(3.1)	(5)		10.4
Reconciliation from operating profit before exceptional items to EBITDA
Operating profit before exceptional items	21.7	(3.4)	(1	),(2)	18.3
Depreciation	4.3	—			4.3
EBITDA before exceptional items	26.0	(3.4)			22.6
Exceptional turnover	1.0	(1.0)			—
EBITDA	27.0	(4.4)			22.6

1)	On 29 January 2004, we entered into the TSA with T-Mobile. Until 29 January 2004, under our previous telecommunications supply agreement, T-Mobile paid MSC, which we recognised as turnover. From that date, instead of paying MSC, T-Mobile now passes through the inbound revenue they receive from third parties (excluding T-Mobile and Virgin Mobile customers) in respect of inbound calls, or messages or data sent, to Virgin Mobile customers (Inbound Interconnect Revenue) which we recognise as turnover. The adjustment to turnover (which relates entirely to service turnover) comprises the following:

	Twelve Months Ended 31 March 2004 £ M	Three Months Ended 31 March 2004 £ M
Adjustment to turnover reflecting TSA	17.1	3.0
Reduced exceptional MSC payment	8.3	1.0
	25.4	4.0

Adjustment to turnover reflecting TSA: this adjustment to turnover reflects the reduction in turnover in each period as if Inbound Interconnect Revenue had been received for the entire period instead of the MSC that was received.

Reduced exceptional MSC payment: this adjustment reduces the service turnover for certain previously disputed MSC that relate to that period. The total exceptional turnover received has been allocated to the relevant periods pro rata to the actual amounts calculated to be invoiced in those periods.

The impact of this reduced revenue on ARPU is as follows:

	Actual Results	Adjustment		Adjusted Results
ARPU for the twelve months ended 31 March 2004	£153		(£6)	£147

2)	Under the TSA, the charges that we pay to T-Mobile for use of their network are different to the charges under the former telecommunications supply agreement. The adjustment to cost of sales of £1.8 million for the twelve months ended 31 March 2004 (£0.4 million for the three months ended 31 March 2004) reflects the impact for the relevant periods as if the revised charges had been used for the entire periods.

3)	No adjustments have been made to finance charges as it is assumed that any changes in operating profit would have been mirrored by changes in working capital.

4)	The tax on profit on ordinary activities has been adjusted to reflect the changes in profit at the effective tax rate of 30%.

5)	The impact of the TSA on earnings per ordinary share is as follows:

	Twelve Months Ended 31 March 2004 Actual Results	Twelve Months Ended 31 March 2004 Adjustment	Twelve Months Ended 31 March 2004 Adjusted Results
Earnings
Profit for the financial period (£ MM)	88.6	(19.0)	69.6
Number of ordinary shares
Expected number of ordinary shares on admission (million)	250	250	250
Earnings per ordinary share
Basic	35.5p	(7.7)p	27.8p
Diluted	33.5p	(7.2)p	26.3p

	Three Months Ended 31 March 2004 Actual Results	Three Months Ended 31 March 2004 Adjustment	Three Months Ended 31 March 2004 Adjusted Results
Earnings
Profit for the financial period (£ MM)	13.5	(3.1)	10.4
Number of ordinary shares
Expected number of ordinary shares on admission (million)	250	250	250
Earnings per ordinary share
Basic	5.4p	(1.2)p	4.2p
Diluted	5.1p	(1.2)p	3.9p

The diluted earnings per share includes the impact of 14,656,000 outstanding ordinary share options or rights over ordinary shares in both periods.

SECTION C

RESTATEMENT OF FINANCIAL INFORMATION IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) FOR SIX MONTHS ENDED 30 SEPTEMBER 2004 AND YEAR ENDED 31 MARCH 2005

The financial information in Section C of this Part 6 has been extracted without material adjustment from the text of an announcement issued by Virgin Mobile Holdings (UK) plc on 30 September 2005 in relation to the impact of International Financial Reporting Standards on Virgin Mobile Holdings (UK) plc’s historic financial statements.

Virgin Mobile adopts International Financial Reporting Standards

Virgin Mobile Holdings (UK) plc (“Virgin Mobile”), the UK’s largest mobile virtual network operator (MVNO), is required, under EU Regulations, to adopt International Financial Reporting Standards (“IFRS”) as its primary basis of accounting for the year ended 31 March 2006. IFRS has replaced UK Generally Accepted Accounting Principles (“UK GAAP”) under which Virgin Mobile has prepared and presented its financial statements up to 31 March 2005.

The principal effects on Virgin Mobile’s reported financial information arise from the following differences in accounting under IFRS compared with UK GAAP:

•	Recognition of certain financial instruments at fair value;

•	De-recognition of dividends not declared at period end;

•	Recognition of certain deferred tax assets in respect of share options;

•	Reclassification of capitalised software costs; and

•	Disclosure of exceptional items.

Alan Gow, Chief Financial Officer of Virgin Mobile, said:

“We have always endeavoured to provide financial information in accordance with the most up-to-date accounting standards. During the year ended 31 March 2005, we elected to adopt early the new accounting standard for share options, in order to avoid a change in our accounting policy upon adoption of IFRS.

Consequently, our financial results for the year ended 31 March 2005 are not significantly impacted by the adoption of IFRS, and all guidance previously given for the year ended 31 March 2006 remains unaffected by the adoption of IFRS.”

The consolidated balance sheets as at 31 March 2005 and 1 April 2004 and the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and reconciliation of operating profit to cash flows from operating activities for the year ended 31 March 2005 have been audited by Deloitte & Touche LLP. The consolidated balance sheet as at 30 September 2004 and the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and reconciliation of operating profit to cash flows from operating activities for the six months ended 30 September 2004 are unaudited and have been reviewed by Deloitte & Touche LLP.

1.	Basis of preparation

Introduction

The Virgin Mobile Holdings (UK) plc group (“the Group”) is required, under European Union Regulation No. 1606/2002, to adopt International Financial Reporting Standards (“IFRS”) as its primary basis of accounting for the year ended 31 March 2006 in place of UK Generally Accepted Accounting Principles (“UK GAAP”). The European Union has endorsed all IFRSs with the exception of IAS 19 “Employee benefits – Actuarial gains and losses, group plans and disclosures”. In addition, the European Union has adopted an amended version of IAS 39 “Financial Instruments: Recognition and measurement” which excludes certain requirements arising on the fair value option for financial liabilities and certain aspects of hedge accounting. The sections excluded from the European Union endorsed versions of IAS 19 and IAS 39 are not relevant to the Group. Up to and including 31 March 2005, the Group has prepared and presented its financial statements in accordance with UK GAAP.

The IFRS financial information presented in this announcement is based on all current IFRSs, including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Boards (“IASB”) and its committees and has been prepared in accordance with the accounting policies expected to be applied in the Group’s first IFRS financial statements for the year ended 31 March 2006. However, until such time, the possibility that the IFRS financial information presented in this announcement may require amendment before constituting a final IFRS opening balance sheet and final IFRS results for the six months ended 30 September 2005 and the year ended 31 March 2005 cannot be excluded.

The Group’s transition date, being the beginning of the earliest period for which full comparative information is presented in accordance with IFRS, is 1 April 2004 in accordance with IFRS 1. The Group’s first set of externally reported IFRS results will be contained in the interim statement for the six months ended 30 September 2005, to be reported in November 2005. This will be followed by the preliminary announcement and full financial statements for the year ended 31 March 2006.

IFRS 1 transition exemptions

IFRS 1 “First-time adoption of International Financial Reporting Standards” prescribes how the Group should apply IFRS for the first time in preparing its consolidated financial statements. In general, the accounting policies expected to be adopted by the Group for the year ended 31 March 2006 should be applied retrospectively in preparing the transition balance sheet at 1 April 2004 and in all subsequent periods.

IFRS 1 contains certain exemptions from the requirement to fully adopt IFRS in the opening balance sheet. The Group has applied the relevant exemptions as follows:

IFRS 3 – Business combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations occurring prior to the transition to IFRS 1 on 1 April 2004. Accordingly, goodwill under IFRS is £nil, being the UK GAAP carrying value at 1 April 2004.

During the year ended 31 March 2005, the Group underwent a group reorganisation which was accounted for using merger accounting principles in accordance with Financial Reporting Standard 6 “Acquisition and mergers” and section 227(6) of the Companies Act 1985. Although IFRS 3 does not specifically prescribe the method of accounting for reorganisations where the group is under common control both prior to and post the reorganisation, it does contain guidance on reverse acquisitions the accounting principles of which, when applied to this reorganisation, achieve the same result as merger accounting under UK GAAP. The Directors believe this guidance is the most appropriate basis of accounting for the reorganisation and therefore, there are no adjustments to the opening balance sheet at 1 April 2004 as a result of this group reorganisation.

IAS 16 – Fair value or revaluation as deemed cost	The Group has elected to continue to recognise all property, plant and equipment (“PPE”) at its historic UK GAAP carrying value and not to measure any item of PPE at fair value at 1 April 2004.
IAS 32 and IAS 39 – Financial Instruments	The Group has applied IAS 39 from transition on 1 April 2004 and not taken advantage of the exemption to apply IAS 39 from 1 April 2005.
IFRS 2 – Share-based payment transactions

The Group elected to adopt Financial Reporting Standard 20 “Share-based payments” (“FRS 20”) early, in order to avoid a change in our accounting policy upon adoption of IFRS.

Consequently, the Group has elected to apply IFRS 2 to share-based payments granted during the year ended 31 March 2005. No share-based payments were granted prior to 1 April 2004.

Accounting policies

On the adoption of IFRS, the Group’s accounting policies have changed from those applied under UK GAAP in certain areas. The accounting policies set out below are those that will be applied in preparing the interim statement for the six months ended 30 September 2005 and the full financial statements for the year ended 31 March 2006. These accounting policies have been applied consistently to all periods presented within this financial information.

Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments to fair value through the income statement.

During the year ended 31 March 2005, the Group underwent a reorganisation whereby two further companies were added to the Group. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash. During that year, this group reorganisation was accounted for using merger accounting principles in accordance with Financial Reporting Standard 6 “Acquisition and mergers” and section 227(6) of the Companies Act 1985. Although IFRS 3 does not specifically prescribe the method of accounting for reorganisations where the group is under common control both prior to and post the reorganisation, it does contain guidance on reverse acquisitions the accounting principles of which, when applied to this reorganisation, achieve the same result as merger accounting under UK GAAP. The Directors believe this guidance is the most appropriate basis of accounting for the reorganisation and have therefore elected to continue to adopt the historic accounting treatment for the reorganisation.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 March each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for handsets and airtime services provided in the normal course of business, net of discounts and sales related taxes.

Handsets and other equipment revenue is recognised when the goods are delivered and title has passed.

Service revenue derived from customers is recognised based on the usage of the network in the period. Contract and non-contract post-pay customers are billed in arrears based on usage and revenue is recognised when the service is rendered. Revenue from non-contract pre-pay customers is recorded as deferred revenue prior to commencement of services and is recognised as the pre-pay services are rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable which is the rate that exactly discounts estimated future cash receipts through the expected useful life of the financial asset to that asset’s net carrying value.

Subscriber acquisition costs

Non-contract pre-pay and post-pay customers

Subscriber acquisition costs for non-contract pre-pay and post-pay customers, which include the commission costs associated with acquiring new non-contract pre-pay and post-pay customers and other incremental costs of non-contract pre-pay and post-pay customer acquisition, are recognised in the income statement as incurred.

Contract customers

Subscriber acquisition costs for contract customers, which include the commission costs associated with acquiring new contract customers and other incremental costs of contract customer acquisition, are recorded within other receivables prior to commencement of the contract as they are expected to be realised within twelve months from the balance sheet date. The costs are recognised in the income statement, within equipment cost of sales, over the length of the contract.

Leases

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The interest element of these obligations is charged to the income statement over the relevant period.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease term. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

Foreign currency

Transactions in currencies other than pounds sterling are recorded at the rate of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Gains and losses arising on retranslation are included in net profit for the period.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see below for details of the Group’s accounting policies in respect of such derivative financial instruments).

Borrowing costs

Borrowing costs are recognised in the income statement over the term of the relevant instruments so as to achieve a constant rate on the carrying amount.

Pension costs

The Group operates a defined contribution pension scheme. For defined contribution schemes, the amounts charged to the income statement in respect of pension costs and other post-retirement benefits are the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share-based payments

The Group issues equity-settled share-based payments to certain employees. These share based payments are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed on a straight line basis over the vesting period, based on the Group’s estimate of shares that will vest. The amount charged to the income statement is credited to reserves.

Fair value is measured by use of the “Stochastic Model”, which determines fair value based on running a number of different scenarios for future share prices. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group has no cash-settled share-based payment schemes.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on the taxable profits for the year. Taxable profits differ from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. No charge is made for group relief in respect of losses claimed or surrendered to and from other group companies.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of the assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary timing differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability or that asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Non-current assets

Non-current assets incorporate both intangible and tangible assets. Whether these assets are classified as a non-current other intangible asset or property, plant and equipment is determined by assessing which element is more significant. The carrying value in the balance sheet is calculated using the same method for both non-current other intangible assets and property, plant and equipment.

Non-current assets are stated at cost less accumulated depreciation/amortisation and any recognised loss. Depreciation and amortisation is charged so as to write off the cost of non-current assets to their residual value, using the straight-line method, on the following bases:

Leasehold improvements	3 years
Computer systems	2-3 years
Fixtures and fittings	3 years
Office equipment	3 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

Residual value is calculated on prices prevailing at the date of acquisition and is reviewed at each balance sheet date. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Non-current assets in the course of development are carried at cost, less any impairment loss. Depreciation or amortisation of these assets commences when the assets are ready for their intended use.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less that its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the standard cost method. Net realisable value is based on estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial instruments

Financial assets and financial liabilities are recognised in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing borrowings are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Finance costs, including direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent they are not settled in the period in which they arise.

The Group defines “net debt” as its current and non-current borrowings, cash and cash equivalents and other financial assets, excluding liabilities relating to accrued interest on borrowings and gains and losses in respect of derivative financial instruments.

Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to interest rate movements and foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on the use of financial derivatives. The major financial risks faced by the Group are foreign currency risk, interest rate exposure and liquidity risk. These are outlined below:

Foreign currency risk

About one-third of the handset purchases made by the Group are from suppliers in continental Europe. These purchases are invoiced in Euros. The Group’s policy is to eliminate some currency exposure on purchases at the time of purchase through forward foreign exchange contracts. All other purchases are denominated in pounds sterling.

Interest rate risk

The Group has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its credit facility. The Group’s policy is to keep between 50% and 75% of the credit facility borrowing at fixed rates of interest.

Liquidity risk

The Group’s overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counter-parties, within authorised limits, with the aim of maintaining short-term liquidity while maximising yield.

The Group does not document the relationship between hedging instrument and hedged items and does not designate derivative financial instruments as hedges. Derivative financial instruments are initially measured at fair value on the contract date and are re-measured to fair value at subsequent reporting dates. Gains and losses on the derivative financial instruments are recognised in the income statement.

2.	Description of adjustments

Reconciliation of UK GAAP to IFRS retained profit for the year ended 31 March 2005 and for the six months ended 30 September 2004, and equity for the transition balance sheet at 1 April 2004 and as at 30 September 2004 and 31 March 2005

Retained profit	Adjustment reference	Year ended 31 March 2005 £’000	Six months ended 30 September 2004 £’000
As reported under UK GAAP		22,400	19,488
Recognition of financial instruments
– forward foreign exchange contracts	1	108	155
– interest rate swaps	1	(540)	—
– tax effect of recognition of financial instruments	1	130	(46)
De-recognition of dividends	2	12,343	—
Restated under IFRS		34,441	19,597

Equity	Adjustment reference	As at 31 March 2005 £’000	As at 30 September 2004 £’000	As at 1 April 2004 £’000
As reported under UK GAAP		(259,485)	(269,910)	(296,010)
Recognition of financial instruments
– forward foreign exchange contracts	1	3	50	(105)
– interest rate swaps	1	(540)	—	—
– tax effect of recognition of financial instruments	1	161	(15)	31
De-recognition of dividends	2	12,343	—	—
Recognition of deferred tax assets	3	1,077	687	—
Restated under IFRS		(246,441)	(269,188)	(296,084)

The areas of difference between UK GAAP and IFRS which impact the Group’s financial information comprise the following:

Adjustment 1 – Recognition of certain financial instruments at fair value

The Group holds financial instruments principally for the temporary investment of short-term funds and to manage currency and interest rate risks arising from its operations. IAS 39 “Financial Instruments: Recognition and measurement” addresses the accounting for financial instruments.

The Group holds interest rate swaps to manage its interest rate risk and uses forward foreign exchange contracts to hedge exchange rate movements. The Group has not designated any derivative financial instruments as hedges. IAS 39 requires recognition of these derivatives in the financial statements.

IAS 39 requires all accrued interest on borrowings to be classified within the “borrowings” balance in the consolidated balance sheet. Under UK GAAP, interest is classified as an accrual rather than as part of the borrowing balance. IAS 39 also requires accrued interest on cash and cash equivalents to be included within the cash balance reported in the consolidated balance sheet, although no such accrued interest was receivable at the transition date of 1 April 2004 or as at 30 September 2004 or 31 March 2005.

The tax effect of the recognition of financial instruments is recognised in the income statement.

Net debt is defined as current and non-current borrowings (excluding liabilities relating to accrued interest on borrowings and the fair value of interest rate swaps), cash and cash equivalents and other financial assets. It is therefore not affected by the above adjustments.

The impact on the Group’s income statement of the adoption of IAS 39 is as follows:

	Year ended 31 March 2005 £’000	Six months ended 30 September 2004 £’000
Administrative expenses	108	155
Finance charges payable	(540)	—
Taxation	130	(46)
	(302)	109

The impact on the Group’s consolidated balance sheet is as follows:

	As at 31 March 2005 £’000	As at 30 September 2004 £’000	As at 1 April 2004 £’000
Deferred tax asset	161	(15)	31
Current assets: other receivables	3	50	—
Current liabilities: other payables	—	—	(105)
Current liabilities: borrowings	(196)	—	—
Non-current liabilities: borrowings	(344)	—	—
Current liabilities: other payables	104	4,049	94
Current liabilities: borrowings	(104)	(4,049)	(94)
	(376)	35	(74)

Adjustment 2 – De-recognition of dividends not declared at period end

Under IAS 10 “Events after the balance sheet date”, if an entity declares a dividend after the balance sheet date, the entity shall not recognise that dividend as a liability at the balance sheet date.

The dividend declared by the Group in May 2005 totalling £12,343,000 is not recognised in the year ended 31 March 2005 under IFRS but is recognised under UK GAAP.

The impact on the Group’s consolidated balance sheet is as follows:

	As at 31 March 2005 £’000	As at 30 September 2004 £’000	As at 1 April 2004 £’000
Current liabilities: other payables	12,343	—	—

Adjustment 3 – Recognition of certain deferred tax assets in respect of share options

Under IAS 12 “Income taxes”, when calculating the deferred tax asset in respect of share options, where the tax deduction exceeds the related cumulative remuneration expense, it indicates that the tax deduction relates not only to a remuneration expense but also an equity item. In this situation, under IFRS, the excess of the associated deferred tax asset should be recognised directly in equity and not in the income statement. Under UK GAAP, the associated deferred tax asset is restricted to the tax deduction being equal to the related cumulative remuneration expenses.

The impact on the Group’s consolidated balance sheet is as follows:

	As at 31 March 2005 £’000	As at 30 September 2004 £’000	As at 1 April 2004 £’000
Current assets: deferred tax asset	1,077	687	—
Net assets	1,077	687	—

Adjustment 4 – Reclassification of capitalised software costs

Certain software, classified as tangible fixed assets under UK GAAP, has been assessed in accordance with IAS 38 “Intangible assets” and is reclassified to intangible assets under IFRS.

The impact on the Group’s income statement is as follows:

	Year ended 31 March 2005 £’000	Six months ended 30 September 2004 £’000
Depreciation	(13,425)	(6,161)
Amortisation	13,425	6,161
	—	—

The impact on the Group’s consolidated balance sheet is as follows:

	As at 31 March 2005 £’000	As at 30 September 2004 £’000	As at 1 April 2004 £’000
Property, plant and equipment	(14,999)	(19,241)	(19,902)
Other intangible assets	14,999	19,241	19,902
	—	—	—

Adjustment 5 – Disclosure of exceptional items

During the year ended 31 March 2005, the Group incurred exceptional operating expenses in relation to the group reorganisation undertaken and the Initial Public Offering (“IPO”) in the year and in respect of the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO. Under IFRS, these costs are not disclosed as exceptional costs, whereas under UK GAAP, these costs were shown as exceptional costs in the profit and loss account. Following IAS 1 “Presentation of financial statements”, these costs are deemed to be material in nature and amount and will be disclosed separately in a note to the accounts.

3.	Year ended 31 March 2005

Consolidated income statement – IFRS format

Year ended 31 March 2005

	UK GAAP IFRS format £’000	IFRS adjustments £’000		IFRS £’000
Revenue	521,296	—		521,296
Cost of sales	(301,624)	—		(301,624)
Gross profit	219,672	—		219,672
Administrative expenses	(152,014)	108		(151,906)
Operating profit	67,658	108		67,766
Investment income	—	1,511		1,511
Finance costs	(14,543)	(2,051	)(1)	(16,594)
Profit before tax	53,115	(432)		52,683
Taxation	(18,372)	130		(18,242)
Profit for the year	34,743	(302)		34,441
Dividends	(12,343)	12,343		—
Retained profit for the year	22,400	12,041		34,441
Basic earnings per share(2)	13.8p	(0.1p	)	13.7p
Diluted earnings per share(2)	13.6p	(0.1p	)	13.5p

Consolidated statement of recognised income and expense – IFRS format

Year ended 31 March 2005

	UK GAAP IFRS format £’000	IFRS adjustments £’000	IFRS £’000
Deferred tax on share options	—	1,077	1,077
Net income recognised directly in reserves	—	1,077	1,077
Profit for the year	34,743	(302)	34,441
Total recognised gains relating to the year	34,743	775	35,518

(1)	The adjustment to finance costs represents the loss of £540,000 on the interest rate swap during the year ended 31 March 2005 (adjustment 1) and a reclassification of interest receivable of £1,511,000 recorded within finance costs under UK GAAP but disclosed separately within investment income under IFRS.

(2)	The weighted average number of shares used to calculate earnings per share is unchanged following the transition to IFRS (250,919,000 to calculate basic and underlying earnings per share and 255,454,000 to calculate diluted earnings per share).

Consolidated balance sheet – IFRS format

As at 31 March 2005

	UK GAAP IFRS format £’000		IFRS adjustments £’000	IFRS £’000
Non-current assets
Other intangible assets	—		14,999	14,999
Property, plant and equipment	21,059		(14,999)	6,060
Deferred tax asset(1)	17,821		1,238	19,059
	38,880		1,238	40,118

Current assets
Inventories	5,941		—	5,941
Trade and other receivables	24,253		3	24,256
Cash and cash equivalents	13,220		—	13,220
	43,414		3	43,417
Total assets	82,294		1,241	83,535

Current liabilities
Borrowings	(49,493	)(2)	(300)	(49,793)
Trade and other payables	(91,661)		12,447	(79,214)
	(141,154)		12,147	(129,007)

Non-current liabilities
Borrowings	(197,966	)(2)	(344)	(198,310)
Trade and other payables	(2,659)		—	(2,659)
	(200,625)		(344)	(200,969)
Total liabilities	(341,779)		11,803	(329,976)
Net liabilities	(259,485)		13,044	(246,441)
Ordinary share capital	25,293		—	25,293
Share premium	15,859		—	15,859
Merger reserve	(328,348)		—	(328,348)
Retained earnings	27,711		13,044	40,755
Total equity	(259,485)		13,044	(246,441)

(1)	Under UK GAAP format, the deferred tax asset was disclosed within current assets. Under IFRS format, the deferred tax asset is disclosed within non-current assets.

(2)	Borrowings is made up of bank loans and obligations under finance leases, disclosed separately within “creditors: amounts falling due within one year” and “creditors: amounts falling due after more than one year” under UK GAAP.

Consolidated cash flow statement – IFRS format

Year ended 31 March 2005

	UK GAAP(1) IFRS format £’000	IFRS adjustments £’000	IFRS £’000
Cash flows from operating activities	90,780	—	90,780

Cash flows from investing activities
Interest received	1,511	—	1,511
Purchase of property, plant and equipment	(3,477)	—	(3,477)
Purchase of intangible assets	(8,025)	—	(8,025)
Net cash used in investing activities	(9,991)	—	(9,991)

Cash flows from financing activities
Net proceeds from issue of ordinary share capital	4,282	—	4,282
Cash drawn down under bank loan	326,700	—	326,700
Interest paid	(13,635)	—	(13,635)
Repayment of borrowings, including finance lease	(181,428)	—	(181,428)
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	(240,969)	—	(240,969)
Net cash used in financing activities	(105,050)	—	(105,050)
Net decrease in cash and cash equivalents	(24,261)	—	(24,261)
Cash and cash equivalents at start of the year	37,481	—	37,481
Cash and cash equivalents at end of year	13,220	—	13,220

Reconciliation of operating profit to cash flows from operating activities – IFRS format

Year ended 31 March 2005

	UK GAAP IFRS format £’000	IFRS adjustments £’000	IFRS £’000
Profit from operations	67,658	108	67,766
Adjustments for:
Gain on derivatives	—	(108)	(108)
Non cash charge in respect of employee share schemes	9,843	—	9,843
Depreciation of plant, property and equipment	17,436	(13,425)	4,011
Amortisation of other intangible assets	—	13,425	13,425
Loss on disposal of plant, property and equipment	126	—	126
Operating cash flows before movements in working capital	95,063	—	95,063
Decrease in inventories	4,860	—	4,860
Decrease in receivables	14,315	—	14,315
Decrease in payables	(23,458)	—	(23,458)
Movements in working capital	(4,283)	—	(4,283)
Net cash flow from operating activities	90,780	—	90,780

(1)	Under UK GAAP, “returns on investment and servicing of finance” and “capital expenditure and financial investment” are disclosed separately in the cash flow statement, whereas they are combined into “investing activities” under IFRS. Interest paid of £13,635,000 for the year ended 31 March 2005 has been reclassified from “investing activities” to “financing activities”.

4.	Six months ended 30 September 2004

Unaudited consolidated income statement – IFRS format

Six months ended 30 September 2004

	UK GAAP IFRS format £’000	IFRS adjustments £’000		IFRS £’000
Revenue	256,739	—		256,739
Cost of sales	(140,804)	—		(140,804)
Gross profit	115,935	—		115,935
Administrative expenses	(80,371)	155		(80,216)
Operating profit	35,564	155		35,719
Investment income	—	900		900
Finance costs	(5,593)	(900	)(1)	(6,493)
Profit before tax	29,971	155		30,126
Taxation	(10,483)	(46)		(10,529)
Retained profit for the period	19,488	109		19,597
Basic earnings per share(2)	7.8p	—		7.8p
Diluted earnings per share(2)	7.7p	—		7.7p

Unaudited consolidated statement of recognised income and expense – IFRS format

Six months ended 30 September 2004

	UK GAAP IFRS format £’000	IFRS adjustments £’000	IFRS £’000
Deferred tax on share options	—	687	687
Net income recognised directly in reserves	—	687	687
Profit for the period	19,488	109	19,597
Total recognised gains relating to the period	19,488	796	20,284

(1)	The adjustment to finance costs represents a reclassification of interest receivable of £900,000 recorded within finance costs under UK GAAP but disclosed separately within investment income under IFRS.

(2)	The weighted average number of shares used to calculate earnings per share is unchanged following the transition to IFRS (250,152,000 to calculate basic and underlying earnings per share and 254,304,000 to calculate diluted earnings per share).

Unaudited consolidated balance sheet – IFRS format

As at 30 September 2004

	UK GAAP IFRS format £’000		IFRS adjustments £’000	IFRS £’000
Non-current assets
Other intangible assets	—		19,241	19,241
Property, plant and equipment	25,413		(19,241)	6,172
Deferred tax asset(1)	25,710		672	26,382
	51,123		672	51,795

Current assets
Inventories	8,582		—	8,582
Trade and other receivables	30,418		50	30,468
Cash and cash equivalents	32,845		—	32,845
	71,845		50	71,895
Total assets	122,968		722	123,690

Current liabilities
Borrowings	(49,496	)(2)	(4,049)	(53,545)
Trade and other payables	(93,067)		4,049	(89,018)
	(142,563)		—	(142,563)

Non-current liabilities
Borrowings	(247,456	)(2)	—	(247,456)
Trade and other payables	(2,859)		—	(2,859)
	(250,315)		—	(250,315)
Total liabilities	(392,878)		—	(392,878)
Net liabilities	(269,910)		722	(269,188)
Ordinary share capital	25,058		—	25,058
Share premium	12,660		—	12,660
Merger reserve	(328,348)		—	(328,348)
Retained earnings	20,720		722	21,442
Total equity	(269,910)		722	(269,188)

(1)	Under UK GAAP format, the deferred tax asset was disclosed within current assets. Under IFRS format, the deferred tax asset is disclosed within non-current assets.

(2)	Borrowings is made up of bank loans and obligations under finance leases, disclosed separately within “creditors: amounts falling due within one year” and “creditors: amounts falling due after more than one year” under UK GAAP.

Unaudited consolidated cash flow statement – IFRS format

Six months ended 30 September 2004

	UK GAAP(1) IFRS format £’000	IFRS adjustments £’000	IFRS £’000
Cash flows from operating activities	45,685	—	45,685

Cash flows from investing activities
Interest received	900	—	900
Purchase of property, plant and equipment	(1,508)	—	(1,508)
Purchase of intangible assets	(4,228)	—	(4,228)
Net cash used in investing activities	(4,836)	—	(4,836)

Cash flows from financing activities
Net proceeds from issue of ordinary share capital	848	—	848
Cash drawn down under bank loan	326,700	—	326,700
Interest paid	(640)	—	(640)
Repayment of borrowings, including finance lease	(131,424)	—	(131,424)
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	(240,969)	—	(240,969)
Net cash used in financing activities	(45,485)	—	(45,485)
Net decrease in cash and cash equivalents	(4,636)	—	(4,636)
Cash and cash equivalents at start of the period	37,481	—	37,481
Cash and cash equivalents at end of period	32,845	—	32,845

Reconciliation of operating profit to cash flows from operating activities – IFRS format

Six months ended 30 September 2004

	UK GAAP IFRS format £’000	IFRS adjustments £’000	IFRS £’000
Profit from operations	35,564	155	35,719
Adjustments for:
Gain on derivatives	—	(155)	(155)
Non cash charge in respect of employee share schemes	5,764	—	5,764
Depreciation of plant, property and equipment	8,041	(6,161)	1,880
Amortisation of other intangible assets	—	6,161	6,161
Loss on disposal of plant, property and equipment	85	—	85
Operating cash flows before movements in working capital	49,454	—	49,454

Decrease in inventories	2,219	—	2,219
Decrease in receivables	8,150	—	8,150
Decrease in payables	(14,138)	—	(14,138)
Movements in working capital	(3,769)	—	(3,769)
Net cash flow from operating activities	45,685	—	45,685

(1)	Under UK GAAP, “returns on investment and servicing of finance” and “capital expenditure and financial investment” are disclosed separately in the cash flow statement, whereas they are combined into “investing activities” under IFRS. Interest paid of £640,000 for the six months ended 30 September 2004 has been reclassified from “investing activities” to “financing activities”.

5.	IFRS transition date – 1 April 2004

Consolidated balance sheet – IFRS format

As at 1 April 2004

	UK GAAP IFRS format £’000		IFRS adjustments £’000	IFRS £’000
Non-current assets
Other intangible assets	—		19,902	19,902
Property, plant and equipment	26,532		(19,902)	6,630
Deferred tax asset(1)	36,193		31	36,224
	62,725		31	62,756

Current assets
Inventories	10,801		—	10,801
Trade and other receivables	39,865		—	39,865
Cash and cash equivalents	37,481		—	37,481
	88,147		—	88,147
Total assets	150,872		31	150,903

Current liabilities
Borrowings	(340,737	)(2)	(94)	(340,831)
Trade and other payables	(104,944)		(11)	(104,955)
	(445,681)		(105)	(445,786)
Non-current liabilities
Borrowings	(10	)(2)	—	(10)
Trade and other payables	(1,191)		—	(1,191)
	(1,201)		—	(1,201)
Total liabilities	(446,882)		(105)	(446,987)
Net liabilities	(296,010)		(74)	(296,084)
Ordinary share capital	25,000		—	25,000
Share premium	11,870		—	11,870
Merger reserve	(247,784)		—	(247,784)
Retained earnings	(85,096)		(74)	(85,170)
Total equity	(296,010)		(74)	(296,084)

(1)	Under UK GAAP format, the deferred tax asset was disclosed within current assets. Under IFRS format, the deferred tax asset is disclosed within non-current assets.

(2)	Borrowings is made up of bank loans, previous shareholder loan, loan from original Virgin Mobile Telecoms Limited shareholders, obligations under finance leases and £38,375,000 for the shareholder loan (included as part of amounts owed to other related companies), disclosed separately within “creditors: amounts falling due within one year” and “creditors: amounts falling due after more than one year” under UK GAAP.

SECTION D

INTERIM REPORT OF VIRGIN MOBILE HOLDINGS (UK) PLC

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

The financial information in Section D of this Part 6 has been extracted without material adjustment from the Virgin Mobile Group Interim Report for the six months ended 30 September 2005. References in the unaudited financial information, set out below, to sections, parts, notes and pages, are to those contained in the Interim Report of Virgin Mobile Holdings (UK) plc.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

	Note	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Revenue	3	274,616	256,739	521,296
Cost of sales	3	(165,168)	(140,804)	(301,624)
Gross profit	3	109,448	115,935	219,672
Administrative expenses		(63,904)	(80,216)	(151,906)
Operating profit	4	45,544	35,719	67,766
Investment income		408	900	1,511
Finance costs		(8,463)	(6,493)	(16,594)
Profit before tax		37,489	30,126	52,683
Tax	5	(9,973)	(10,529)	(18,242)
Profit for the period		27,516	19,597	34,441
Earnings per share
Basic	7	10.8p	7.8p	13.7p
Diluted	7	10.6p	7.7p	13.5p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Deferred tax on share options	714	687	1,077
Net income recognised directly in reserves	714	687	1,077
Profit for the period	27,516	19,597	34,441
Total recognised income and expense for the period	28,230	20,284	35,518

The results derive from continuing operations and are attributable to the equity shareholders of Virgin Mobile Holdings (UK) plc.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS AT 30 SEPTEMBER 2005

	Note	30 September 2005 £’000	30 September 2004 £’000	31 March 2005 £’000
Non-current assets
Other intangible assets		12,932	19,241	14,999
Property, plant and equipment		4,979	6,172	6,060
Deferred tax asset		19,538	26,382	19,059
		37,449	51,795	40,118

Current assets
Inventories		5,184	8,582	5,941
Trade and other receivables		36,231	30,468	24,256
Cash and cash equivalents	11	15,208	32,845	13,220
		56,623	71,895	43,417
Total assets		94,072	123,690	83,535

Current liabilities
Borrowings	8	(50,212)	(53,545)	(49,793)
Trade and other payables		(104,092)	(89,018)	(79,214)
		(154,304)	(142,563)	(129,007)

Non-current liabilities
Borrowings	8	(159,154)	(247,456)	(198,310)
Trade and other payables		(2,760)	(2,859)	(2,659)
		(161,914)	(250,315)	(200,969)
Total liabilities		(316,218)	(392,878)	(329,976)
Net liabilities		(222,146)	(269,188)	(246,441)
Ordinary share capital	9	25,821	25,058	25,293
Share premium		23,031	12,660	15,859
Merger reserve		(328,348)	(328,348)	(328,348)
Retained earnings		57,350	21,442	40,755
Total equity	10	(222,146)	(269,188)	(246,441)

CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

	Note	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Cash flows from operating activities	11	58,984	45,685	90,780

Cash flows from investing activities
Interest received		408	900	1,511
Purchase of property, plant and equipment		(1,028)	(1,508)	(3,477)
Purchase of other intangible assets		(3,884)	(4,228)	(8,025)
Net cash used in investing activities		(4,504)	(4,836)	(9,991)

Cash flows from financing activities
Dividends paid		(12,387)	—	—
Net proceeds from issue of ordinary share capital		7,095	848	4,282
Cash drawn down under bank loan		—	326,700	326,700
Interest paid		(7,199)	(640)	(13,635)
Repayment of borrowings, including finance lease		(40,001)	(131,424)	(181,428)
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders		—	(240,969)	(240,969)
Net cash used in financing activities		(52,492)	(45,485)	(105,050)
Net increase (decrease) in cash and cash equivalents		1,988	(4,636)	(24,261)
Cash and cash equivalents at start of the period		13,220	37,481	37,481
Cash and cash equivalents at end of the period		15,208	32,845	13,220

NOTES TO THE INTERIM REPORT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

1.	GENERAL INFORMATION

The information set out above does not constitute the Group’s statutory accounts as defined in section 240 of the Companies Act 1985. The figures for the year ended 31 March 2005, as adjusted under IFRS, are an abridged version of the statutory accounts for that year. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified. The information for the six months ended 30 September 2004 and 2005 is unaudited.

2.	ACCOUNTING POLICIES

The interim financial report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) for the first time and the disclosure requirements of the Listing Rules.

On the adoption of IFRS, the Group’s accounting policies have changed from those applied under previous UK Generally Accepted Accounting Principles (“UK GAAP”) in certain areas. The IFRS accounting policies have been applied consistently to all periods presented and in preparing an opening IFRS balance sheet at 1 April 2004 for the purposes of the transition to IFRS. The reconciliations of equity at 1 April 2004 (date of transition to IFRS), 31 March 2005 (date of UK GAAP financial statements) and 30 September 2004 (date of UK GAAP comparatives) and the reconciliations of profit for the year ended 31 March 2005 and the six months ended 30 September 2004, as required by IFRS 1 “First-time adoption of International Financial Reporting Standards”, including a full set of accounting policies, have been published on the company’s website, www.virginmobile.com/mobile, on 30 September 2005. The financial statements for the year ending 31 March 2006 are currently expected to be prepared on this basis.

Following the launch of the Group’s contract offering during the period, the Group has adopted the following accounting policies:

Revenue

Contract customers are billed in arrears based on usage and revenue is recognised when the service is rendered.

Subscriber acquisition costs

Subscriber acquisition costs for contract customers, which include the commission costs associated with acquiring new contract customers and other incremental costs of contract customer acquisition, are recorded within other receivables prior to commencement of the contract as they are expected to be realised within twelve months from the balance sheet date. The costs are recognised in the income statement, within equipment cost of sales, over the length of the contract.

3.	SEGMENT ANALYSIS

The Group’s operations and markets are located within the United Kingdom and form a single business segment with two types of product, being service and equipment.

The results of the business are managed by splitting gross profit between service gross profit and equipment gross profit. Operational costs are considered as overheads associated with the single segment and are therefore not split between service and equipment. Likewise, the balance sheet is not split between service and equipment.

The results of the business, split by product type, are as follows:

	Six months ended 30 September 2005			Six months ended 30 September 2004
	Service £’000	Equipment £’000	Total £’000	Service £’000	Equipment £’000	Total £’000
Revenue	250,784	23,832	274,616	230,662	26,077	256,739
Cost of sales	(101,663)	(63,505)	(165,168)	(87,223)	(53,581)	(140,804)
Gross profit	149,121	(39,673)	109,448	143,439	(27,504)	115,935
Administrative expenses			(63,904)			(80,216)
Operating profit			45,544			35,719
Investment income			408			900
Finance costs			(8,463)			(6,493)
Profit before tax			37,489			30,126
Tax			(9,973)			(10,529)
Profit for the period			27,516			19,597

For comparative purposes, the results of the business, split by product type, for the year ended 31 March 2005 is given below:

	Year ended 31 March 2005
	Service £’000	Equipment £’000	Total £’000
Revenue	457,636	63,660	521,296
Cost of sales	(176,904)	(124,720)	(301,624)
Gross profit	280,732	(61,060)	219,672
Administrative expenses			(151,906)
Operating profit			67,766
Investment income			1,511
Finance costs			(16,594)
Profit before tax			52,683
Tax			(18,242)
Profit for the year			34,441

4.	OPERATING PROFIT

Operating profit has been arrived at after charging:

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Depreciation of property, plant and equipment	1,966	1,880	4,011
Amortisation of non-current intangible assets	6,487	6,161	13,425
Capital restructuring and IPO related expenses	—	6,158	6,320
Pre-IPO employee share option schemes	—	5,599	8,869

The expense for £6,158,000 in the six months ended 30 September 2004 and £6,320,000 in the year ended 31 March 2005 relates to expenditure by the Group with respect to the group reorganisation undertaken and the Initial Public Offering (“IPO”) during the year ended 31 March 2005.

The expense for £5,599,000 in the six months ended 30 September 2004 and £8,869,000 in the year ended 31 March 2005 relates to the implementation of the pre-IPO share option scheme under which share options were granted to employees, as a reward for growing the business in the period from launch until the IPO, during the year ended 31 March 2005.

5.	TAX

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Current tax
UK corporation tax	9,738	—	—
	9,738	—	—
Deferred tax
Origination and reversal of timing differences	235	10,529	18,242
	235	10,529	18,242
	9,973	10,529	18,242

Corporation tax is calculated at 30% (30 September 2004 – 30%) of the estimated assessable profit for the period.

6.	DIVIDENDS

Amounts recognised as distributions to equity holders in the period:

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Final dividend for the year ended 31 March 2005 of 4.88p (31 March 2004 – nil) per share	12,387	—	—
	12,387	—	—
Proposed interim dividend for the year ended 31 March 2006 of 3.4p (30 September 2004 – nil) per share	8,779	—	—

The proposed interim dividend was approved by the Board on 16 November 2005 and has not been included as a liability as at 30 September 2005.

7.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Earnings for the purposes of basic earnings per share being net profit attributable to the equity holders of the parent	27,516	19,597	34,441
Effect of dilutive potential ordinary shares	—	—	—
Earnings for the purposes of diluted earnings per share	27,516	19,597	34,441

Number of shares (000s)

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
Weighted average number of ordinary shares for the purpose of basic earnings per share	255,073	250,152	250,919
Effect of dilutive potential ordinary shares, being share options outstanding as at the balance sheet date	3,439	4,152	4,535
Weighted average number of ordinary shares for the purpose of diluted earnings per share	258,512	254,304	255,454

Earnings per share

	Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
Basic	10.8p	7.8p	13.7p
Diluted	10.6p	7.7p	13.5p

8.	BORROWINGS

Bank loan

The Group has one bank loan with £210,000,000 outstanding at 30 September 2005 (30 September 2004 – £300,000,000; 31 March 2005 – £250,000,000). The loan was taken out on 2 July 2004. Repayments commenced on 30 September 2004 and continue until 30 June 2009. The loan is secured on the share capital and assets of the Virgin Mobile Group (UK) Limited group. The loan carries interest rate at 0.8% above LIBOR.

Net debt

The Group defines net debt as current and non-current borrowings, cash and cash equivalents and other financial assets, excluding liabilities relating to accrued interest on borrowings and gains and losses in respect of derivative financial instruments. Net debt at 30 September 2005 is £192,745,000 (30 September 2004 – £264,107,000; 31 March 2005 – £234,239,000).

9.	ORDINARY SHARE CAPITAL

	30 September 2005 £’000	30 September 2004 £’000	31 March 2005 £’000
Authorised:
330,000,000 (30 September 2004 and 31 March 2005 – 330,000,000) ordinary shares of £0.10 each	33,000	33,000	33,000
Issued:
258,209,429 (30 September 2004 – 250,581,331; 31 March 2005 – 252,935,948) ordinary shares of £0.10 each	25,821	25,058	25,293

Of the issued share capital, 414,058 ordinary shares of £0.10 each were unpaid at 30 September 2005 (30 September 2004 – nil; 31 March 2005 – nil). The movement in share capital arose from the exercise of share options.

10.	RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS’ EQUITY

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Total recognised income and expense for the period	28,230	20,284	35,518
Dividends paid	(12,387)	—	—
Charges in respect of employee share schemes	752	5,764	9,843
Issue of ordinary shares	7,700	848	4,282
Net movement in total shareholders’ equity for the period	24,295	26,896	49,643
Total shareholders’ equity at the beginning of the period	(246,441)	(296,084)	(296,084)
Total shareholders’ equity at the end of the period	(222,146)	(269,188)	(246,441)

11.	NOTES TO THE CASH FLOW STATEMENT

	Six months ended 30 September 2005 £’000	Six months ended 30 September 2004 £’000	Year ended 31 March 2005 £’000
Operating profit	45,544	35,719	67,766
Adjustments for:
Loss (gain) on derivatives	23	(155)	(108)
Non cash charge in respect of employee share schemes	752	5,764	9,843
Depreciation of plant, property and equipment	1,966	1,880	4,011
Amortisation of other intangible assets	6,487	6,161	13,425
Loss on disposal of plant, property and equipment	—	85	126
Operating cash flows before movements in working capital	54,772	49,454	95,063
Decrease in inventories	757	2,219	4,860
(Increase) decrease in receivables	(11,373)	8,150	14,315
Increase (decrease) in payables	14,828	(14,138)	(23,458)
Movements in working capital	4,212	(3,769)	(4,283)
Net cash flow from operating activities	58,984	45,685	90,780

PART 7

FINANCIAL INFORMATION ON NTL AND TELEWEST

SECTION A

NTL INCORPORATED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AND FINANCIAL STATEMENT SCHEDULES

Introduction

Section A includes the following information on legacy NTL:

The financial information contained in this Section A includes audited financial statements for the year ended 31 December 2005, relating to legacy NTL only, and has been extracted from the 10-K submitted by NTL to the SEC on 1 March 2006.

NTL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions)

	December 31,
	2005	2004
Assets
Current assets
Cash and cash equivalents	£735.2	£125.2
Restricted cash	3.4	15.8
Marketable securities	96.9	11.6
Accounts receivable—trade, less allowance for doubtful accounts of £41.7 (2005) and £43.4 (2004)	191.8	207.3
Prepaid expenses and other current assets	112.4	47.8
Current assets held for sale	—	50.3
Total current assets	1,139.7	458.0
Fixed assets, net	3,294.9	3,531.6
Reorganization value in excess of amounts allocable to identifiable assets	193.0	200.7
Customer lists, net	247.6	354.0
Other intangible assets, net	2.4	5.5
Investments in and loans to affiliates, net	—	0.7
Other assets, net of accumulated amortization of £32.2 (2005) and £8.0 (2004)	110.9	123.4
Other assets held for sale	—	819.4
Total assets	£4,988.5	£5,493.3

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	£176.9	£114.0
Accrued expenses and other current liabilities	291.1	300.1
Interest payable	37.8	51.9
Deferred revenue	103.2	109.5
Current liabilities of discontinued operations	—	108.4
Current portion of long-term debt	0.8	60.9
Total current liabilities	609.8	744.8
Long-term debt, net of current portion	2,279.2	2,952.6
Deferred revenue and other long-term liabilities	134.3	217.2
Deferred income taxes	9.2	—
Long-term liabilities of discontinued operations	—	4.2
Minority interest	1.0	—
Commitments and contingent liabilities
Total liabilities	3,033.5	3,918.8
Shareholders’ equity
Preferred stock—$.01 par value; authorized 5.0 (2005 and 2004) shares; issued and outstanding none	—	—
Common stock—$.01 par value; authorized 400.0 (2005 and 2004) shares; issued 88.4 (2005) and 87.7 (2004) and outstanding 85.2 (2005) and 87.7 (2004) shares	0.5	0.5
Additional paid-in capital	2,687.0	2,670.0
Treasury stock	(114.0)	—
Unearned stock-based compensation	(15.3)	(17.0)
Accumulated other comprehensive income (loss)	45.5	(9.3)
Accumulated deficit	(648.7)	(1,069.7)
Total shareholders’ equity	1,955.0	1,574.5
Total liabilities and shareholders’ equity	£4,988.5	£5,493.3

See accompanying notes.

NTL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Year ended December 31,
	2005	2004	2003
Revenue	£1,947.6	£2,000.3	£1,887.4
Costs and expenses
Operating costs (exclusive of depreciation shown separately below)	(808.3)	(827.7)	(788.9)
Selling, general and administrative expenses	(483.0)	(502.2)	(500.8)
Other charges	(24.8)	(23.8)	(22.3)
Depreciation	(541.7)	(594.9)	(666.9)
Amortization	(109.5)	(104.2)	(102.9)

	(1,967.3)	(2,052.8)	(2,081.8)

Operating loss	(19.7)	(52.5)	(194.4)
Other income (expense)
Interest income and other, net	29.4	5.8	10.2
Interest expense	(235.8)	(271.0)	(456.5)
Loss on extinguishment of debt	(2.0)	(162.2)	—
Share of (losses) income from equity investments	—	(0.1)	1.1
Gains on derivative instruments	0.9	—	—
Foreign currency transaction gains (losses)	5.3	(24.4)	33.0

Loss from continuing operations before income taxes and minority interest	(221.9)	(504.4)	(606.6)
Income tax expense	(18.8)	(5.0)	(0.1)
Minority interest expense	(1.0)	—	—

Loss from continuing operations	(241.7)	(509.4)	(606.7)

Discontinued operations
Income from discontinued operations before income taxes	5.7	25.2	21.9
Income tax expense	(0.2)	(0.7)	—
Gain on disposal, net of tax	657.2	—	—

Income from discontinued operations	662.7	24.5	21.9

Net income (loss)	£421.0	£(484.9)	£(584.8)

Basic and diluted loss from continuing operations per common share	£(2.83)	£(5.84)	£(9.60)

Basic and diluted income from discontinued operations per common share	£7.75	£0.28	£0.35

Basic and diluted net income (loss) per common share	£4.92	£(5.56)	£(9.25)

Average number of shares outstanding	85.5	87.2	63.2

January 1, 2003
Predecessor Company
Gain on debt discharge	£5,251.1
Fresh-start adoption—intangible assets	525.9
Fresh-start adoption—long-term debt	137.5
Fresh-start adoption—deferred tax liability	16.8
Fresh-start adoption—accrued expenses	(74.8)
Fresh-start adoption—fixed assets	(2,195.7)
Recapitalization expense	(5.0)

Income from continuing operations	3,655.8

Fresh-start adoption—intangible assets	419.5
Fresh-start adoption—deferred tax liability	(59.4)
Fresh-start adoption—fixed assets	210.7

Income from discontinued operations	570.8

Net income	£4,226.6

Pro forma basic and diluted income from continuing operations per common share	£61.44

Pro forma basic and diluted net income per common share	£71.04

Pro forma average number of shares outstanding	59.5

See accompanying notes.

NTL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year ended December 31,
	2005	2004	2003
Operating activities
Net income (loss)	£421.0	£(484.9)	£(584.8)
Income from discontinued operations	(662.7)	(24.5)	(21.9)

Loss from continuing operations	(241.7)	(509.4)	(606.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	651.2	699.1	769.8
Non-cash compensation	9.8	14.3	7.6
Share of income from equity investments	—	0.1	1.1
Deferred income taxes	20.8	4.0	(6.7)
Loss on extinguishment of debt	2.0	162.2	—
Amortization of original issue discount and deferred finance costs	24.2	9.4	83.4
Minority interest expense	1.0	—	—
Other	—	—	0.1
Changes in operating assets and liabilities, net of effect from business acquisitions and dispositions:
Marketable securities	(79.3)	(12.1)	3.2
Accounts receivable	15.5	(15.8)	23.1
Prepaid expenses and other current assets	(13.3)	4.1	(11.9)
Other assets	(1.0)	7.4	—
Accounts payable	45.5	(28.5)	(25.5)
Accrued expenses and other current liabilities	(26.7)	(53.5)	(48.9)
Deferred revenue and other long-term liabilities	(82.4)	(32.0)	13.7
Net cash provided by operating activities	325.6	249.3	202.3
Investing activities
Purchase of fixed assets	(288.1)	(274.5)	(327.9)
Investments in and loans to affiliates	0.7	1.0	3.3
Proceeds from sale of assets	2.6	1.3	—
Acquisitions, net of cash acquired	—	(18.8)	—
Decrease in restricted cash	12.4	—	—
Proceeds from the sale of broadcast operations, net	1,229.0	—	—
Proceeds from the sale of Ireland operations, net	216.2	—	—
Net cash provided by (used in) investing activities	1,172.8	(291.0)	(324.6)
Financing activities
Proceeds from borrowings, net of financing costs	—	2,902.0	—
Net proceeds from rights offering	—	—	806.5
Proceeds from employee stock options	5.0	4.4	1.9
Purchase of stock	(114.0)	—	—
Principal payments on long-term debt	(786.6)	(3,288.7)	(734.4)
Net cash (used in) provided by financing activities	(895.6)	(382.3)	74.0
Cash flow from discontinued operations
Net cash (used) provided by operating activities	(14.3)	127.5	128.3
Net cash used in investing activities	(4.1)	(21.1)	(23.3)

Net cash (used) provided by discontinued operations	(18.4)	106.4	105.0

Effect of exchange rate changes on cash and cash equivalents	25.6	(3.3)	(8.7)
Increase (decrease) in cash and cash equivalents	610.0	(320.9)	48.0
Cash and cash equivalents at beginning of year	125.2	446.1	398.1
Cash and cash equivalents at end of year	£735.2	£125.2	£446.1
Supplemental disclosure of cash flow information
Cash paid during the year for interest exclusive of amounts capitalized	£216.8	£298.5	£356.9
Income taxes paid	2.2	0.2	—

January 1, 2003
Predecessor Company
Net cash used in operating activities	£(29.1)
Investing activities
Decrease in other assets	101.2

Net cash provided by investing activities	101.2

Financing activities
Proceeds from borrowings, net of financing costs	246.2
Principal payments	(232.1)

Net cash provided by financing activities	14.1

Increase in cash and cash equivalents	86.2
Cash and cash equivalents, beginning of period	311.9

Cash and cash equivalents, end of period	£398.1

See accompanying notes.

NTL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in millions)

	Series Preferred Stock $.01 Par Value		Common Stock $.01 Par Value
	Shares	Par	Shares	Par	Additional Paid-In Capital	Unearned Stock-Based Compensation	Treasury Stock
Balance, December 31, 2002	—	£—	—	£—	£9,249.3	£—	£—
Comprehensive income:
Net income January 1, 2003	—	—	—	—	—	—	—
Issuance of common stock	—	—	50.5	0.3	659.9	—	—
Fresh-start adoption—other	—	—	—	—	(8,093.4)	—	—
Reorganized company
Balance, January 1, 2003	—	£—	50.5	£0.3	£1,815.8	£—	£—
Issuance of shares into escrow	—	—	0.1	—	1.4	(1.4)	—
Issuance of restricted stock	—	—	0.2	—	1.1	(1.1)	—
Issuance of shares as payment of bonus	—	—	—	—	0.2	—	—
Exercise of stock options	—	—	0.2	—	1.9	—	—
Stock options at fair value	—	—	—	—	15.0	(15.0)	—
Escrow shares amortized to operations	—	—	—	—	—	1.4	—
Restricted stock amortized to operations	—	—	—	—	—	0.6	—
Stock options amortized to operations	—	—	—	—	—	6.6	—
Net proceeds from rights offering	—	—	35.9	0.2	806.3	—	—
Comprehensive loss:
Net loss for the year ended December 31, 2003	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—
Pension liability adjustment	—	—	—	—	—	—	—
Balance, December 31, 2003	—	£—	86.9	£0.5	£2,641.7	£(8.9)	£—
Exercise of stock options	—	—	0.7	—	4.4	—	—
Stock option grants at fair value	—	—	—	—	16.5	(16.5)	—
Repurchase of restricted stock	—	—	—	—	(1.0)	—	—
Issuance of restricted stock	—	—	0.1	—	2.4	(2.4)	—
Issuance of shares	—	—	—	—	2.2	(2.2)	—
Performance related bonus plans	—	—	—	—	3.8	(1.4)	—
Restricted stock amortized to operations	—	—	—	—	—	1.7	—
Issuance of stock amortized to operations	—	—	—	—	—	2.1	—
Stock options amortized to operations	—	—	—	—	—	10.0	—
Performance related stock awards amortized to operations	—	—	—	—	—	0.6	—
Comprehensive loss:
Net loss for the year ended December 31, 2004	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—
Net unrealized losses on derivative instruments	—	—	—	—	—	—	—
Pension liability adjustment	—	—	—	—	—	—	—
Balance, December 31, 2004	—	£—	87.7	£0.5	£2,670.0	£(17.0)	£—
Exercise of stock options and tax effect	—	—	0.7	—	8.9	—	—
Stock option grants at fair value	—	—	—	—	8.1	(8.1)	—
Purchase of shares	—	—	—	—	—	—	(114.0)
Restricted stock amortized to operations	—	—	—	—	—	0.8	—
Issuance of stock amortized to operations	—	—	—	—	—	0.1	—
Stock options amortized to operations	—	—	—	—	—	8.2	—
Performance related stock awards amortized to operations	—	—	—	—	—	0.7	—
Comprehensive income:
Net income for the year ended December 31, 2005	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	—	—	—	—
Net unrealized gains on derivatives	—	—	—	—	—	—	—
Pension liability adjustment	—	—	—	—	—	—	—
Balance, December 31, 2005	—	£—	88.4	£0.5	£2,687.0	£(15.3)	£(114.0)

See accompanying notes.

NTL INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in millions)

		Accumulated Other Comprehensive Income (Loss)
	Comprehensive Income (Loss)	Foreign Currency Translation	Pension Liability Adjustments	Net Unrealized (Losses) Gains on Derivatives	Accumulated (Deficit)	Total
Balance, December 31, 2002		£135.6	£(64.4)	£—	£(12,539.4)	£(3,218.9)
Comprehensive income:
Net income January 1, 2003	£4,226.6	—	—	—	4,226.6	4,226.6

Issuance of common stock		—	—	—	—	660.2
Fresh-start adoption—other		(135.6)	64.4	—	8,312.8	148.2

Reorganized company
Balance, January 1, 2003		—	—	—	—	1,816.1
Issuance of shares into escrow		—	—	—	—	—
Issuance of restricted stock		—	—	—	—	—
Issuance of shares as payment of bonus		—	—	—	—	0.2
Exercise of stock options		—	—	—	—	1.9
Stock options at fair value		—	—	—	—	—
Escrow shares amortized to operations		—	—	—	—	1.4
Restricted stock amortized to operations		—	—	—	—	0.6
Stock options amortized to operations		—	—	—	—	6.6
Net proceeds from rights offering		—	—	—	—	806.5
Comprehensive loss:
Net loss for the year ended December 31, 2003	£(584.8)	—	—	—	(584.8)	(584.8)
Currency translation adjustment	20.5	20.5	—	—	—	20.5
Pension liability adjustment	(0.4)	—	(0.4)	—	—	(0.4)
Total	£(564.7)
Balance, December 31, 2003		20.5	(0.4)	—	(584.8)	2,068.6
Exercise of stock options		—	—	—	—	4.4
Stock option grants at fair value		—	—	—	—	—
Repurchase of restricted stock		—	—	—	—	(1.0)
Issuance of restricted stock		—	—	—	—	—
Issuance of shares		—	—	—	—	—
Performance related bonus plans		—	—	—	—	2.4
Restricted stock amortized to operations		—	—	—	—	1.7
Issuance of stock amortized to operations		—	—	—	—	2.1
Stock options amortized to operations		—	—	—	—	10.0
Performance related stock awards amortized to operations		—	—	—	—	0.6
Comprehensive loss:
Net loss for the year ended December 31, 2004	£(484.9)	—	—	—	(484.9)	(484.9)
Currency translation adjustment	(3.7)	(3.7)	—	—	—	(3.7)
Net unrealized losses on derivative instruments	(24.0)	—	—	(24.0)	—	(24.0)
Pension liability adjustment	(1.7)	—	(1.7)	—	—	(1.7)
Total	£(514.3)
Balance, December 31, 2004		16.8	(2.1)	(24.0)	(1,069.7)	1,574.5
Exercise of stock options		—	—	—	—	8.9
Stock option grants at fair value		—	—	—	—	—
Purchase of shares		—	—	—	—	(114.0)
Restricted stock amortized to operations		—	—	—	—	0.8
Issuance of stock amortized to operations		—	—	—	—	0.1
Stock options amortized to operations		—	—	—	—	8.2
Performance related stock awards amortized to operations		—	—	—	—	0.7
Comprehensive income:
Net income for the year ended December 31, 2005	£421.0	—	—	—	421.0	421.0
Currency translation adjustment	47.7	47.7	—	—	—	47.7
Net unrealized gains on derivative instruments	23.2	—	—	23.2	—	23.2
Pension liability adjustment	(16.1)	—	(16.1)	—	—	(16.1)
Total	£475.8
Balance, December 31, 2005		£64.5	£(18.2)	£(0.8)	£(648.7)	£1,955.0

See accompanying notes.

NTL INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

(a)	Historical Structure of the Company

NTL Incorporated, or the Company, is a Delaware corporation and is publicly-traded on the NASDAQ National Market in the United States. The Company’s historical structure is as follows:

The Company was incorporated in 1993 as a Delaware corporation and continued as a publicly-traded holding company until February 1999. From February 1999 until January 10, 2003, the Company was a wholly-owned subsidiary of NTL (Delaware), Inc., a Delaware corporation, which was incorporated in February 1999, to effect a reorganization into a holding company structure. The holding company structure was implemented to pursue opportunities outside of the UK and Ireland, and was accomplished through a merger. The Company’s stockholders at the time became stockholders of the new holding company, NTL (Delaware), Inc., and the Company became a wholly-owned subsidiary of the new holding company. The new holding company took the name NTL Incorporated until May 2000 when it was changed to NTL (Delaware), Inc., its current name.

In May 2000 another new holding company structure was implemented in connection with the acquisition of the residential assets of Cable & Wireless Communications plc, or CWC (the operations acquired from CWC are called ConsumerCo), and was similarly accomplished through a merger. The stockholders of NTL (Delaware), Inc. became stockholders of the new holding company, and NTL (Delaware), Inc. became a subsidiary of the new holding company, and the Company remained a subsidiary of NTL (Delaware), Inc., referred to in these financial statements as NTL Delaware. The new holding company then took the name NTL Incorporated, which remained its name until January 10, 2003, at which time its name was changed to NTL Europe, Inc., referred to in these financial statements as NTL Europe. On February 21, 2001, NTL Europe contributed the assets of ConsumerCo to the Company.

On January 10, 2003, the Company emerged from reorganization under Chapter 11 of the United States Bankruptcy Code. Pursuant to the plan of reorganization, which is referred to as the Plan, the Company’s former parent, NTL Europe, Inc., and its subsidiaries and affiliates were split into two separate groups, with the Company and NTL Europe each emerging as independent public companies. The Company was renamed “NTL Incorporated” and became the holding company for the former NTL group’s principal UK and Ireland assets. NTL Europe became the holding company for the former NTL group’s continental European and various other assets. All of the outstanding securities of NTL Europe and some of its subsidiaries, including the Company, were cancelled. The Company issued shares of its common stock and Series A warrants and NTL Europe issued shares of its common stock and preferred stock to various former creditors and stockholders. As a result, the Company is no longer affiliated with NTL Europe. NTL Europe has since changed its name to PTV, Inc..

The Company conducts its operations through direct and indirect wholly-owned subsidiaries.

(b)	Business

The Company is one of the leading communications and content distribution companies in the UK, providing broadband internet access, telephone and television services to residential customers. The Company also provides internet and telephone services to residential customers who are not connected to its cable network, via access to other companies’ telecommunications networks and via an internet service provider operated by its subsidiary, Virgin Net Limited. The Company offers what it refers to as a “triple play” bundle of internet, telephone and television services through competitively-priced bundled packages. The Company also provides a range of voice services to businesses and public sector organizations as well as a variety of data communications solutions from high speed internet access to fully managed business communications networks and communication transport services.

The Company’s services are delivered through its wholly-owned local access communications network. The design and capability of the Company’s network provides it with the ability to offer “triple play” bundled services to residential consumers and a broad portfolio of reliable, competitive communications solutions to business customers.

The Company provides services to two categories of customers: residential customers and business customers as follows:

•	Consumer. The Company provides internet, telephone and cable television services to residential customers in the UK; and

•	Business. The Company provides internet, data and voice services to large businesses, public sector organizations and small and medium-sized enterprises, or SMEs, communications transport services, and wholesale internet access solutions to internet service providers, or ISPs.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The Company operated its business as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court during the period from May 8, 2002 until January 10, 2003. Accordingly, the Company’s consolidated financial statements for periods prior to its emergence from Chapter 11 reorganization were prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). In addition, the Company adopted fresh-start reporting as of January 1, 2003 upon its emergence from Chapter 11 reorganization in accordance with SOP 90-7.

Pursuant to fresh-start reporting, a new entity was deemed created for financial reporting purposes and the carrying values of assets and liabilities were adjusted. The carrying values of assets were adjusted to their reorganization values that are equivalent to their estimated fair values. The carrying values of liabilities were adjusted to their present values. The term “Predecessor Company” refers to the Company and its subsidiaries for periods prior to and including December 31, 2002. The term “Reorganized Company” refers to the Company and its subsidiaries for periods subsequent to January 1, 2003. The effects of the consummation of the Plan as well as adjustments for fresh-start reporting recorded as of January 1, 2003 are Predecessor Company transactions and are presented in the accompanying consolidated statements of operations and cash flows dated January 1, 2003. All other results of operations and cash flows on January 1, 2003 are Reorganized Company transactions.

On December 1, 2004, the Company reached an agreement for the sale of its broadcast operations. The sale completed on January 31, 2005. As of December 31, 2004, the broadcast operations are accounted for as a discontinued operation and the assets and liabilities of the broadcast operations are reclassified as assets held-for-sale and the liabilities of discontinued operations, respectively, and broadcast’s results of operations have been removed from the Company’s results of continuing operations for all periods presented in these financial statements. The results of operations of broadcast have been excluded from the components of “Loss from Continuing Operations” and shown under the caption “Income from Discontinued Operations” in the Statements of Operations.

On May 9, 2005, the Company sold its operations in the Republic of Ireland. The Company has restated its financial statements to account for the Ireland operations as a discontinued operation. The assets and liabilities of the Ireland operations are reclassified as assets held-for-sale and liabilities of discontinued operations, respectively, and the results of operations have been removed from the Company’s results of continuing operations for all periods presented in this Annual Report. The results of operations of the Ireland operations have been excluded from the components of “Loss from Continuing Operations” and shown under the caption “Income from Discontinued Operations” in the Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the amount of uncollectible accounts and notes receivable, the amount to be paid to terminate certain agreements included in restructuring costs, amounts accrued for vacated properties, the amount to be paid for other liabilities, the Company’s pension expense and pension funding requirements, amounts to be paid under the Company’s employee incentive plans, costs for interconnection, the amount of costs to be capitalized in connection with the construction and installation of the Company’s network and facilities, long-lived assets, certain other intangible assets and the computation of the Company’s income tax expense and liability. Actual results could differ from those estimates.

Fair Values

The Company has determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company has based these fair value estimates on pertinent information available to it as of December 31, 2005 and 2004.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and entities where the Company’s interest is greater than 50%. Intercompany accounts and transactions have been eliminated on consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Foreign Currency Translation

The functional currency of the Company is the pound sterling. Exchange gains and losses on translation of the Company’s net equity investments in subsidiaries are reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Foreign currency transaction gains and losses are recorded in the statement of operations.

Cash Equivalents and Restricted Cash

Cash equivalents are short-term highly liquid investments purchased with an original maturity of three months or less. Cash equivalents were £nil and £23.9 million at December 31, 2005 and 2004, respectively. Cash equivalents at December 31, 2004 consisted primarily of bank term deposits and corporate commercial paper, all of which were denominated in U.S. dollars.

Restricted cash balances of £3.4 million and £15.8 million as at December 31, 2005 and 2004, respectively represent cash balances collateralized against performance bonds given on behalf of the Company.

Trade Receivables

The Company’s trade receivables are stated at outstanding principal balance, net of allowance for doubtful accounts. Allowances for doubtful accounts are estimated based on the current aging of trade receivables, prior collection experience and future expectations of conditions that might impact recoverability. The allowance for doubtful accounts is £41.7 million at December 31, 2005 and £43.4 million at December 31, 2004.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company’s cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to trade receivables are limited because of the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its Business customers’ financial condition and generally does not require collateral. At December 31, 2005, the Company did not have significant credit risk concentrations. No single group or customer represents greater than 10% of total accounts receivable.

Fixed Assets

Fixed assets, net totaled £3,294.9 million and £3,531.6 million, representing 66.0% and 64.3% of total assets at December 31, 2005 and 2004, respectively.

The cost of fixed assets includes amounts capitalized for labor and overhead expended in connection with the design and installation of the Company’s operating network equipment and facilities. Costs associated with initial customer installations, additions of network equipment necessary to enable enhanced services, acquisition of additional fixed assets and replacement of existing fixed assets are capitalized. The costs of reconnecting the same service to a previously installed premise are charged to expense in the period incurred. Costs for repairs and maintenance are charged to expense as incurred.

Labor and overhead costs directly related to the construction and installation of fixed assets, including payroll and related costs of some employees and related rent and other occupancy costs, are capitalized. The payroll and related costs of some employees that are directly related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable. In cases where the time devoted to these activities is not specifically identifiable, the Company capitalizes costs based upon estimated allocations.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Land and fixed assets held for sale are not depreciated. Estimated useful lives are as follows:

Operating equipment:
Cable distribution plant	8-30 years
Switches and headends	8-10 years
Customer premises equipment	5-10 years
Other operating equipment	8-20 years
Other equipment:
Buildings	30 years
Leasehold improvements	20 years or, if less, the lease term
Computer infrastructure	3-5 years
Other equipment	5-12 years

Intangible Assets

Intangible assets include trademark license agreements and customer lists. Trademark license agreements represent the portion of purchase price allocated to agreements to license trademarks acquired in business combinations. Trademark licenses are amortized over the period in which the Company expects to derive benefits, which is principally five years. Customer lists represent the portion of the purchase price allocated to the value of the customer base. Customer lists are amortized on a straight-line basis over the period in which the Company expects to derive benefits, which is principally three to five years.

In addition, the Company’s total reorganization value exceeded the amounts allocable to identifiable assets resulting in a new indefinite-lived intangible asset as a consequence of applying fresh-start reporting on January 1, 2003. This amount is not amortized but is reviewed annually (or more frequently under certain conditions) for impairment in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (FAS 142).

Asset Retirement Obligations

The Company accrues for the liability in respect of dilapidation on its leasehold properties over the term of the lease in accordance with FASB Statement No. 13, Accounting for Leases (FAS 13).

Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, Impairment of Long-Lived Assets (FAS 144), long-lived assets, including fixed assets and amortizable definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of the carrying value of long-lived assets, by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2005, the Company reviewed its long-lived assets for impairment and determined that there was no impairment of the Company’s long-lived assets as of December 31, 2005.

Deferred Financing Costs

Deferred financing costs of £57.1 million and £77.1 million as of December 31, 2005 and 2004, respectively, are included in other assets. Deferred financing costs are incurred in connection with the issuance of debt and are amortized over the term of the related debt using the effective interest method.

Restructuring Costs

As of January 1, 2003, the Company adopted FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146) and recognizes a liability for costs associated with restructuring activities when the liability is incurred. The adoption of FAS 146 did not have a significant effect on the results of operations, financial condition or cash flows of the Company.

Prior to 2003, the Company recognized a liability for costs associated with restructuring activities at the time of a commitment to restructure is given in accordance with EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring). Liabilities for costs associated with restructuring activities initiated prior to January 1, 2003 continue to be accounted for under EITF 94-3.

Revenue Recognition

The Company recognizes revenue only when it is realized or realizable and earned. The Company recognizes revenue when all of the following are present:

•	Persuasive evidence of an arrangement exists between the Company and its customers;

•	Delivery has occurred or the services have been rendered;

•	The price for the service is fixed or determinable; and

•	Collectibility is reasonably assured.

Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognized as the services are provided. At the end of each period, adjustments are recorded to defer revenue relating to services billed in advance and to accrue for earned but unbilled services.

•	Telephone, cable television and internet revenues are recognized as the services are provided to customers.

•	Bundled services revenue is recognized at the time the services are provided to the customer or the performance of all of the services have been completed. The Company applies the provisions of EITF No 00-21, Accounting for revenue arrangements with multiple deliverables to assess whether the components of the bundled services should be recognized separately.

•	Installation revenues. The Company applies the provisions of FASB Statement No. 51, Financial Reporting by Cable Television Companies in relation to connection and activation fees for cable television, as well as telephone and internet services, on the basis that the Company markets and maintains a unified fiber network through which the Company provides all of these services. Installation revenues are recognized at the time the installation has been completed to the extent that those fees are less than direct selling costs. Installation fees in excess of direct selling costs are deferred and amortized over the expected life of the customer’s connection.

•	Rental revenue in respect of line rentals and rental of equipment provided to customers is recognized on a straight-line basis over the term of the rental agreement.

Advertising Expense

The Company charges the cost of advertising to expense as incurred. Advertising costs were £51.1 million, £42.9 million and £35.8 million in 2005, 2004 and 2003, respectively.

Stock-Based Compensation

The Company has a number of stock-based employee compensation plans, described more fully in Note 12. The Company accounts for these plans using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123).

Pursuant to the NTL Group Bonus Schemes, participants are eligible to receive a bonus payment equal to a percentage of their base salary as determined by their level of employment based upon the attainment of performance targets. Bonus payments are made in two installments. Half of the bonus owing to various participants is payable in cash and the other half may, at the Company’s discretion, be paid in shares of the Company’s common stock. These Bonus Schemes are accounted for as stock-based compensation using the fair value recognition provisions of FAS 123.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), Share Based Payment (FAS 123R), which is a revision of FAS 123. FAS 123R also supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows (FAS 95). FAS 123R differs from FAS 123, by requiring all entities to measure liabilities incurred in stock based payment transactions at fair value and to estimate the number of instruments for which the requisite service period is expected to be rendered rather than accounting for forfeitures as they occur. Under FAS 123R, modifications to the terms or conditions of an award are measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, as opposed to measuring the effects of a modification as the difference between the fair value of the modified awarded at the date it is granted and the awards value immediately before the modification. FAS 123R also clarifies and expands current guidance under FAS 123 including the measurement of fair value, classifying an award as either equity or as a liability and attributing compensation cost to reporting periods. FAS 123R amends FAS 95 requiring that the excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

FAS 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under FAS 123 for pro forma amounts disclosure. The Company adopted FAS 123R on January 1, 2006 and elected to use the modified prospective method, therefore, prior period results were not restated. The adoption of FAS 123R on January 1, 2006 is not expected to have a material impact.

Pensions

The Company accounts for its defined benefit pension plans using FASB Statement No. 87, Employer’s Accounting for Pensions (FAS 87) and the disclosure rules under FASB Statement No. 132 (revised), Employers Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements 87, 88 and

106 (FAS 132R). Under FAS 87, pension expense is recognized on an accrual basis over employees’ approximate service periods. Pension expense calculated under FAS 87 is generally independent of funding decisions or requirements.

The fair value of the Company’s pension plans’ assets increased from £193.3 million at December 31, 2004 to £286.5 million at December 31, 2005. The Company contributed £59.8 million in cash to its defined benefit pension plans in 2005.

The calculation of pension expense and the Company’s pension liability requires the use of a number of assumptions. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from the assumptions. The Company believes that the two most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

When calculating pension expense for 2005, the Company assumed that its plans’ assets would generate a long-term rate of return of approximately 7.1%. This rate is lower than the assumed rates of between 7.4% and 7.9% used to calculate the 2004 expense. The Company determines its expected long-term rate of return assumption based on historical experience and by evaluating input from the trustee managing the plan’s assets, including the trustee’s review of asset class return expectations by several consultants and economists as well as long-term inflation assumptions. The Company’s expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on its goal of earning the highest rate of return while maintaining risk at acceptable levels. The plan strives to have assets sufficiently diversified so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio.

The Company discounted its future pension obligations using a rate of 4.8% at December 31, 2005 and rates of between 4.8% and 5.3% for 2004. The Company determined the appropriate discount rate based on the current rates earned on long-term bonds that receive one of the two highest ratings given by a recognized rating agency. The pension liability and future pension expense both increase as the discount rate is reduced.

At December 31, 2005, the Company has unrecognized actuarial losses of £27.6 million. These losses will be recognized as a component of pension expense in future years.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in the Company’s pension plans will impact its future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Derivative Financial Instruments

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. As certain of the Company’s indebtedness accrues interest at variable rates, it has exposure to volatility in future cash flows and earnings associated with variable interest rate payments. Also, a substantial portion of the Company’s revenue and operating costs are earned and paid in pounds sterling and, to a lesser extent, euros, but it pays interest and principal obligations on some of its indebtedness in U.S. dollars. As a result, the Company has exposure to volatility in future cash flows and earnings associated with changes in foreign currency exchange rates on payments of principal and interest on a portion of its indebtedness.

The Company’s objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of its earnings and cash flows caused by changes in underlying rates. To achieve this objective, the Company enters into derivative financial instruments. The Company has established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward rate contracts. By policy, the Company does not enter into derivative financial instruments with a level of complexity or with a risk that is greater than the exposure to be managed.

In accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), the Company recognizes derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent that the derivative instrument is designated and considered to be effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in other comprehensive income. Amounts recorded in other comprehensive income are reclassified to the income statement to match the corresponding cash flows on the underlying hedged transaction. Changes in fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in earnings immediately.

Software Development Costs

The Company capitalizes costs related to computer software developed or obtained for internal use in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, which are generally three to five years. The Company has not sold, leased or licensed software developed for internal use to its customers and the Company has no intention of doing so in the future.

Income Taxes

The Company provides for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. The Company recognizes deferred tax assets only if it is more likely than not that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. The Company has considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

Loss from Continuing Operations Per Share and Net Income (Loss) Per Share

Basic and diluted loss from continuing operations per share and net income (loss) per share are computed by dividing the loss from continuing operations and net income (loss), respectively, by the average number of shares outstanding during the years ended December 31, 2005, 2004 and 2003. Options to purchase 3.1 million shares at December 31, 2005 are excluded from the calculation of diluted net loss from continuing operations per share, since the inclusion of such options is anti-dilutive. The average number of shares outstanding is computed as follows (in millions):

	Year ended December 31,
	2005	2004	2003
Number of shares outstanding at start of period(1)	87.6	86.8	50.5
Issues of common stock	0.5	0.4	3.7
Adjustment for the effect of the rights offering	—	—	9.0
Repurchase of stock	(2.6)	—	—

Average number of shares outstanding	85.5	87.2	63.2

(1)	Excludes 0.1 million shares of restricted stock

The effect of the rights offering in November 2003 caused the average number of shares outstanding at January 1, 2003 to increase by 9.0 million shares.

3.	Recent Accounting Pronouncements

In June 2005, the FASB issued FSP FAS 143-1, Accounting for Electronic Equipment Waste Obligations (FSP 143-1). The FASB issued the FSP to address the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive adopted by the European Union (EU). FSP 143-1 requires that the commercial user should apply the provisions of FASB Statement No. 143 and the related FASB Interpretation No. 47 to certain obligations associated with historical waste (as defined by the Directive), since this type of obligation is an asset retirement obligation. The FSP is effective for the later of the first reporting period ending after June 8, 2005 or the Directive’s adoption into law by the applicable EU-member country. As at December 31, 2005, the UK had not adopted the law. Management intends to evaluate the impact of this law on the Company’s results of operations or financial position as and when legislation is adopted in the UK.

4.	Discontinued Operations

Broadcast—On December 1, 2004, the Company reached an agreement to sell its broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. The sale completed on January 31, 2005. Accordingly, as of December 31, 2004, the Company has accounted for the broadcast operations as discontinued operations. The assets and liabilities of the broadcast operations as at December 31, 2004 have been reclassified as assets held-for-sale and liabilities of discontinued operations, respectively, and the results of operations of the broadcast operations have been removed from the Company’s results of continuing operations and cash flows for all periods presented in these financial statements. Revenue of the broadcast operations, reported in discontinued operations, for the years ended December 31, 2005, 2004 and 2003 was £21.4 million, £277.8 million and £268.6 million, respectively. Broadcast’s pre-tax income, reported within discontinued operations, for the years ended December 31, 2005, 2004 and 2003 was £3.2 million, £11.2 million and £20.9 million, respectively. Prior year financial statements for 2003 have been restated to present the broadcast operations as discontinued operations. Subsequent to the completion of the transaction, the Company continues to provide circuit rental services to its former broadcast operations.

Ireland—On May 9, 2005, the Company sold its operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley, for an aggregate purchase price of €333.4 million, or £225.5 million. Accordingly, the Company has restated its financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003 to account for the Ireland operations as a discontinued operation. The assets and liabilities of the Ireland operations as at December 31, 2004 have been reclassified as assets held-for-sale and liabilities of discontinued operations, respectively, and the results of operations and cash flows of the Ireland operations have been removed from the Company’s results of continuing operations and cash flows for all periods presented in these financial statements. Revenue of the Ireland operations, reported in discontinued operations, for the years ended December 31, 2005, 2004 and 2003 was £25.6 million, £72.6 million and £72.5 million, respectively. Ireland’s pre-tax income, reported within discontinued operations, for the years ended December 31, 2005, 2004 and 2003 was £2.5 million, £14.0 million and £1.0 million respectively.

The assets and liabilities of the broadcast and Ireland operations reported as assets held-for-sale and liabilities of discontinued operations, respectively at December 31, 2004, include (in millions):

Current assets held for sale
Accounts receivable, net	£31.9
Prepaid expenses and other current assets	18.4
£50.3

Other assets held for sale
Fixed assets, net	£525.1
Reorganization value in excess of amounts allocable to identifiable assets	97.7
Customer lists, net	201.3
Investments in and loans to affiliates, net	(5.4)
Other assets	0.7
£819.4

Current liabilities of discontinued operations
Accounts payable	£21.6
Accrued expenses	49.4
Deferred revenue	37.4
£108.4

Long-term liabilities of discontinued operations
Deferred income taxes	£0.1
Other long-term liabilities	4.1
£4.2

5.	Acquisitions and Disposals

In November 2004, the Company acquired Virgin Media Group’s remaining ownership interests in Virgin Net Limited together with the remaining interests held by existing and former management for £23.9 million. The acquisition increased the Company’s ownership in Virgin Net Limited from 49% to 100%. Virgin Net Limited provides internet services through the virgin.net ISP.

On January 31, 2005, the Company sold its broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. Upon the sale, the Company recorded a gain on disposal of £520.2 million.

On May 9, 2005, the Company sold its telecommunications operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley. Upon the sale, the Company recorded a gain on disposal of £137.0 million, net of tax of £8.5 million.

On October 2, 2005, the Company entered into an original merger agreement with Telewest Global, Inc., or Telewest, and Merger Sub Inc., a wholly owned subsidiary. On December 14, 2005, the Company and Telewest amended and restated the original merger agreement, which is referred to herein as the merger agreement. Under the merger agreement, Telewest will effect a change of name from “Telewest Global, Inc.” to “NTL Incorporated” and will reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest Class B Redeemable Common stock, or Telewest redeemable common stock. At the effective time of the merger, (i) each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest and (ii) each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock. The Company expects to account for this transaction as a “reverse acquisition” under the purchase method of accounting. The merger is subject to certain customary conditions, including approval by stockholders of the Company and of Telewest.

In connection with the merger agreement, on October 2, 2005, the Company and its wholly owned subsidiary, NTL Investment Holdings Limited, or NTLIH, entered into a commitment letter and certain other agreements related to the financing of the proposed merger. Such commitments were revised on December 14, 2005.

On December 5, 2005, the Company confirmed that it had approached Virgin Mobile (UK) Holdings plc, or Virgin Mobile, about a potential offer to combine the Company and Virgin Mobile, and that it had engaged in discussions with Virgin Enterprises to extend the Company’s existing exclusive license for use of the Virgin name in the internet services area also to cover television and fixed and mobile telephone services.

6.	Fixed Assets

Fixed assets consist of (in millions):

		December 31,
	Estimated Useful Life	2005	2004
Operating equipment
Cable distribution plant	8-30 years	£3,219.8	£3,155.8
Switches and headends	8-10 years	312.4	311.1
Customer premises equipment	5-10 years	914.0	771.9
Other operating equipment	8-20 years	65.8	66.0

Total operating equipment		4,512.0	4,304.8

Other equipment
Land	—	4.4	4.5
Buildings	30 years	65.1	65.1
Leasehold improvements	20 years or, if less, the lease term	65.5	65.8
Computer infrastructure	3-5 years	256.1	221.5
Other equipment	5-12 years	63.0	56.4

Total other equipment		454.1	413.3

		4,966.1	4,718.1
Accumulated depreciation		(1,768.0)	(1,233.1)

		3,198.1	3,485.0
Construction in progress		96.8	46.6

		£3,294.9	£3,531.6

7.	Leases

A summary of assets held under capital leases are as follows (in millions).

	December 31,
	2005	2004
Cable distribution plant	£30.1	£30.1
Switches and headends	2.5	2.5

	32.6	32.6
Less: accumulated depreciation	(10.6)	(7.5)
	£22.0	£25.1

Amortization of assets held under capital leases is included within the depreciation expense.

Future minimum annual payments at December 31, 2005 are as follows (in millions). The table reflects the Company’s contractual obligations.

	Capital Leases	Operating Leases
Year ended December 31:
2006	£4.4	£42.5
2007	4.3	38.4
2008	4.1	34.5
2009	4.1	29.2
2010	4.1	27.3
Thereafter	95.7	157.0

Total minimum lease payments	116.7	328.9

Less: amount representing interest	(78.5)

Present value of net minimum obligations	38.2
Less: current portion	(0.6)
	£37.6

Leases for buildings, offices space and equipment extend through 2034. Total rental expense for the years ended December 31, 2005, 2004, and 2003 under operating leases was £56.5 million, £70.4 million and £64.7 million respectively.

8.	Intangible Assets

Intangible assets consist of (in millions):

		December 31,
	Estimated Useful Life	2005	2004
Intangible assets not subject to amortization:
Reorganization value in excess of amounts allocable to identifiable assets		£193.0	£200.7
Intangible assets subject to amortization:
Cost
Non-compete agreements	1 year	2.8	2.8
Trademark licences	5 years	3.2	3.2
Customer lists	3-5 years	560.6	560.6
		566.6	566.6
Accumulated amortization
Non-compete agreements		2.8	0.4
Trademark licences		0.8	0.1
Customer lists		313.0	206.6
		316.6	207.1
		£250.0	£359.5

Estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2005 is as follows: £106.2 million in 2006, £105.6 million in 2007, £34.7 million in 2008, £3.5 million in 2009 and £nil in 2010.

The change in the carrying amount of reorganization value in excess of amounts allocable to identifiable assets during the year ended December 31, 2005 is as follows (in millions):

Reorganization value in excess of amounts allocable to identifiable assets—January 1, 2005	£200.7
Adjustment to deferred tax accounts	(7.7)
Reorganization value in excess of amounts allocable to identifiable assets—December 31, 2005	£193.0

The decrease in reorganization value in excess of amounts allocable to identifiable assets during the year ended December 31, 2005 includes a tax charge of £7.7 million that is primarily attributable to the use of deferred tax assets that existed as of January 10, 2003 that were previously offset by a valuation allowance.

9.	Long-Term Debt

Long-term debt consists of (in millions):

	December 31,
	2005	2004
8.75% US Dollar Senior Notes due 2014	£247.3	£221.8
9.75% Sterling Senior Notes due 2014	375.0	375.0
8.75% Euro Senior Notes due 2014	155.0	159.0
Floating Rate Senior Notes due 2012	—	52.2
Senior credit facility	1,463.0	2,165.0
Capital leases	38.2	38.9
Other	1.5	1.6
	2,280.0	3,013.5
Less: current portion	(0.8)	(60.9)
	£2,279.2	£2,952.6

The effective interest rates on the variable interest rate debt were as follows:

	December 31,
	2005	2004
Floating Rate Senior Notes due 2012	n/a	7.07%
Senior credit facility	6.90%	7.13%

In April 2004 the Company completed its refinancing transaction from which it raised approximately £3.2 billion of new indebtedness and repaid approximately £3.0 billion of its existing indebtedness. The refinancing transaction extended the maturities on substantially all of the Company’s debt and lowered its weighted average interest expense. In particular:

•	On April 13, 2004, the Company’s wholly owned, newly formed subsidiary, NTL Cable PLC, issued £375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, €225 million aggregate principal amount of 8.75% senior notes due 2014 and $100 million aggregate principal amount of floating rate senior notes due 2012, together referred to as the Senior Notes.

•	Also, on April 13, 2004, the Company entered into a new £2,425 million senior secured credit facility, which the Company refers to as its senior credit facility, and which includes a £250 million revolving credit facility. On April 14, 2004 the Company drew down £2,175 million of its senior credit facility, which, together with some of the proceeds from the issuance of the new notes and cash on hand, the Company used to repay its then-existing senior credit facility. At December 31, 2005, £12.1 million of the revolving facility was used for guarantees. The senior credit facility is secured by most of the Company’s assets.

•	The remaining proceeds from the notes offering, together with cash on hand, were used on May 13, 2004 to redeem the 10% Senior Sterling Notes due 2008, the 9 1/8% Senior Notes due 2008 and the 11.2% Senior Discount Debentures due 2007 and pay transaction costs.

The refinancing transaction resulted in a loss on extinguishment of debt in the year ended December 31, 2004 as follows (in millions):

Redemption price		£3,044.9
Net carrying amount:
Face value	£3,038.5
Unamortized discount	(92.0)
Unamortized issue costs	(63.8)
		2,882.7
Loss on extinguishment of debt		£162.2

Outstanding Public Notes

The terms of the Senior Notes and senior credit facility as at December 31, 2005 are summarized below.

Senior Notes

•	9.75% Senior Notes due April 15, 2014—The principal amount at maturity is £375 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.

•	8.75% Senior Notes due April 15, 2014—The principal amount at maturity is $425 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.

•	8.75% Senior Notes due April 15, 2014—The principal amount at maturity is €225 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.

Senior credit facility

•	The principal amount outstanding is £1,463.0 million. The Company’s senior credit facility comprises a term facility denominated in a combination of pounds sterling, euros and U.S. dollars totaling £1,463.0 million and a revolving facility of £250 million. The term facility was fully drawn and £12.1 million of the revolving facility was used for guarantees at December 31, 2005.

•	The Company’s senior credit facility bears interest at LIBOR plus mandatory costs plus a margin rate. The term facility and the revolving facility have different margin rates. At December 31, 2005, the effective average annual interest rate on the term facility was 6.90%. Interest is payable at least semi-annually.

•	The principal amount outstanding under the term facility is repayable by semi-annual installments beginning September 2004. The Company is required to make principal payments when operating results exceed certain thresholds.

•	The senior credit facility is secured over most of the Company’s assets.

•	The Company is subject to financial maintenance tests under its senior credit facility, including a test of liquidity, coverage and leverage ratios applied to the Company and some of its subsidiaries. As of December 31, 2005, the Company was in compliance with these covenants.

The agreements governing the Senior Notes and the senior credit facility significantly restrict the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. In addition, the agreements significantly, and, in some cases, absolutely restrict the Company’s ability and the ability of most of its subsidiaries to:

•	Incur or guarantee additional indebtedness;

•	Pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;

•	Make investments;

•	Sell assets, including the capital stock of subsidiaries;

•	Enter into sale/leaseback transactions;

•	Create liens;

•	Enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	Merge or consolidate or transfer all or substantially all of its assets; and

•	Enter into transactions with affiliates.

During 2005, 2004 and 2003, the Company recognized £nil, £9.4 million and £36.0 million, respectively, of original issue discount as interest expense.

Long-term debt repayments, excluding capital leases, as of December 31, 2005 are due as follows (in millions):

Year ended December 31:
2006	£0.3
2007	76.6
2008	135.5
2009	133.2
2010	133.2
Thereafter	1,763.0
Total debt payments	£2,241.8

On February 4, 2005 the Company voluntarily prepaid £500 million of principal outstanding under its senior credit facility using the proceeds from the sale of its broadcast operations. On June 14, 2005 and July 14, 2005 the Company repaid a further £200 million and £23 million, respectively, using the proceeds from the sale of its Ireland operations. On February 13, 2006, the Company voluntarily prepaid £100 million of principal outstanding. As a consequence, scheduled payments in 2006 and beyond have reduced. On July 15, 2005 the Company redeemed all of the $100 million principal amount of the Floating Rate Senior Notes due 2012 at a redemption price of 103% of the principal amount.

In connection with the merger agreement with Telewest, the Company and NTLIH agreed to a commitment letter with several financial institutions who agreed to arrange and to underwrite the new credit facilities described below.

The new credit facilities comprise two separate facilities, (a) a senior secured credit facility in an aggregate principal amount of £3.3 billion, comprising a £3.2 billion 5-year amortizing term loan facility and a £100 million 5-year multi-currency revolving credit facility, and (b) a 1-year (automatically extendable to a 10-year) senior subordinated bridge facility in an aggregate principal amount of £1.8 billion to be made available to Neptune Bridge Borrower LLC, a wholly owned subsidiary of Telewest, for the purposes of financing the cash consideration payable pursuant to the merger agreement and paying the related fees, costs and expenses in connection therewith. In addition, the Company and NTLIH agreed to engage the financial institutions for any take-out financing for the bridge facility. The terms of the facilities are subject to further amendments prior to the closing of the merger transaction.

The rate of interest payable under the new senior credit facilities and the revolving facilities is the aggregate, per annum, of LIBOR, plus the applicable interest margin. The applicable interest margin will be 1.625% per annum for a period of three months following the closing date for the merger with Telewest and thereafter, the applicable interest margin will be dependent upon the net leverage ratio then in effect.

Principal under the new senior credit facilities will be subject to repayments each six months beginning on September 30, 2007. The Company will also be required to repay principal under the new senior credit facilities, subject to certain exceptions, with excess cash flow and proceeds from disposals and debt and equity issuances.

Prior to the maturity date of the bridge facilities, loans under the bridge facilities will bear interest at a rate per annum equal to the three-month reserve-adjusted Gilt/LIBOR/EURIBOR plus an initial spread of 600 basis points (such spread being subject to quarterly increases of 50 basis points if the loans are not yet repaid). Notwithstanding the foregoing, the interest rate per annum payable will not exceed 12.5% in respect of loans under the bridge facilities denominated in pounds sterling and 11.5% in respect of loans under the bridge facilities denominated in Euros or U.S. dollars.

Hedging Activities

In December of 2005, the Company entered into foreign currency forward rate and collar contracts to purchase approximately $3.2 billion, in exchange for the forward sale of £1.8 billion, maturing in April 2006. These forward rate and collar contracts are designed to protect the Company against fluctuations in the U.S. dollar and pounds sterling exchange rates, because the consideration for the stock of Telewest Global, Inc. under the merger agreement is payable in dollars, and the lenders’ commitment under the bridge facility is in pounds sterling.

10.	Derivative Financial Instruments and Hedging Activities

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. As some of the Company’s indebtedness accrues interest at variable rates, it has exposure to volatility in future cash flows and earnings associated with variable interest rate payments. Also, all of the Company’s revenue and substantially all of its operating costs are earned and paid in pounds sterling and, to a lesser extent, euros, but it pays interest and principal obligations on some of its indebtedness in U.S. dollars and euros. As a result, the Company has exposure to volatility in future cash flows and earnings associated with changes in foreign currency exchange rates on payments of principal and interest on a portion of its indebtedness.

The Company’s objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of its earnings and cash flows caused by changes in underlying rates. To achieve this objective, the Company enters into derivative financial instruments. The Company has established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward rate contracts. By policy, the Company does not enter into derivative financial instruments with a level of complexity or with a risk that is greater than the exposure to be managed.

In accordance with FAS 133, the Company recognizes derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent that the derivative instrument is designated and considered to be effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in other comprehensive income. Amounts recorded in other comprehensive income are reclassified to the income statement to match the corresponding cash flows on the underlying hedged transaction. Changes in fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in earnings immediately.

The fair values of the Company’s derivative instruments were as follows (in millions):

	December 31,
	2005	2004
Included within other current assets:
Foreign currency forward rate contracts	£51.3	£—
Included within other assets:
Interest rate swaps	£11.9	£1.2
Included within other current liabilities:
Foreign currency forward rate contracts	£5.0	£2.0
Included within deferred revenue and other long-term liabilities
Foreign currency forward rate contracts	£16.8	£33.7
Interest rate swaps	15.1	25.2
	£31.9	£58.9

Interest Rate Swaps—Hedging of Interest Rate Sensitive Obligations

As of December 31, 2005, the Company had outstanding interest rate swap agreements to manage the exposure to variability in future cash flows on the interest payments associated with £1,250 million of its outstanding senior credit facility, which accrue at variable rates based on LIBOR. The interest rate swaps allow the Company to receive interest based on LIBOR in exchange for payments of interest at fixed rates of 5.30% and 5.10%. The interest rate swaps became effective on October 14, 2004 and mature on April 14, 2007. The net settlement of £5.1 million under these interest rate swaps is included within interest expense for the year ended December 31, 2005.

The Company had designated these interest rate swaps as cash flow hedges under FAS 133 because they hedged against changes in the amount of future cash flows attributable to changes in LIBOR. On October 2, 2005, the Company and NTLIH entered into an agreement with several financial institutions to provide financing in connection with the merger agreement with Telewest Global, Inc. As a result of this agreement, the Company discontinued the hedge designation on October 2, 2005 for the interest rate swaps related to the interest payments on the senior debt facilities. Net unrealized losses of £16.8 million, which had been included in other comprehensive income, have been reclassified to earnings in the year ended December 31, 2005. Of this amount, £12.6 million was recognized in gains on derivatives and £4.2 million was recognized in interest expense.

Cross-Currency Interest Rate Swaps—Hedging the Interest Payments of Senior Notes and senior credit facility

As of December 31, 2005, the Company had outstanding cross-currency interest rate swaps with principal amounts of $820.2 million and € 151.0 million. The Company currently hedges the pound sterling value of interest payments on the U.S. dollar denominated 8.75% Senior Notes due 2014, interest payments on its U.S. dollar denominated senior credit facility, and the interest payments on its euro denominated senior credit facility. Under these cross-currency swaps, the Company receives interest in U.S. dollars at a fixed rate of 8.75% and a variable rate based on LIBOR, and in euros at a variable rate based on LIBOR, in exchange for payments of interest in pound sterling at a fixed rate of 9.42%, and at variable rate LIBOR based on the pound sterling equivalent of $820.2 million and €151.0 million. The net settlement of £4.3 million under these cross-currency interest rate swaps is included within interest expense for the year ended December 31, 2005.

The Company had designated these cross-currency interest rate swaps as cash flow hedges under FAS 133 because they hedge the changes in the pound sterling value of the interest payments on its U.S. dollar denominated Senior Notes and U.S. dollar and euro denominated senior credit facility, that result from changes in the U.S. dollar, euro and pound sterling exchange rates. On October 2, 2005, the Company and NTLIH entered into an agreement with several financial institutions to provide financing in connection with the merger agreement with Telewest Global, Inc. As a result of this agreement, the Company discontinued the hedge designation on October 2, 2005 for the interest rate swaps related to the interest payments on the senior debt facilities. Net unrealized losses of £9.1 million, which had been included in other comprehensive income at September 30, 2005, have been reclassified to earnings and net unrealized gains of £6.7 million have been taken directly to earnings in the final quarter.

Foreign Currency Forward Rate Contracts—Relating to the Principal Obligations of the U.S. Dollar Senior Notes and senior credit facility

As of December 31, 2005, the Company had outstanding foreign currency forward rate and collar contracts to purchase $820.2 million and €151.0 million, maturing in April 2009. These contracts hedge changes in the pound sterling, U.S. dollar and euro value of the principal obligation of the 8.75% Senior Note due 2014, and variable rate LIBOR senior credit facility, caused by changes in the U.S. dollar, euro and pound sterling exchange rates.

These foreign currency forward rate contracts are not accounted for as hedges under FAS 133. As such, the contracts are carried at fair value on the Company’s balance sheet with changes in the fair value recognized immediately in the income statement. The forward rate contracts do not subject the Company to material volatility in its earnings and cash flows because changes in the fair value directionally and partially mitigate the gains or losses on the translation of its U.S. dollar and Euro denominated debt into its functional currency pound sterling in accordance with FASB Statement No. 52, “Foreign Currency Translation”. Changes in fair value of these contracts are reported within foreign exchanges gains (losses).

Foreign Currency Forward Rate Contracts—Relating to the purchase price of Telewest Global Inc

As of December 31, 2005, the Company had outstanding foreign currency forward rate contracts to purchase the US dollar equivalent of £1.8 billion, maturing in April 2006. These contracts hedge changes in the pound sterling value of the borrowed position of the cash purchase price of Telewest Global, Inc.

These foreign currency forward rate and collar contracts are not accounted for as hedges under FAS 133. As such, the contracts are carried at fair value in the Company’s balance sheet with changes in the fair value recognized immediately in the income statement. Changes in fair value of these contracts are reported within foreign exchange gains (losses).

Net changes in the fair value of the forward rate contracts recognized in loss from continuing operations for the three years ended December 31, 2005 were as follows (in millions):

	Year ended December 31,
	2005	2004	2003
Net gain/(loss) in fair value of forward rate contracts	£65.2	£(35.7)	£—

On February 28, 2006, we settled £500 million of the forward contracts relating to the purchase price of Telewest Global, Inc. resulting in a gain of £5.2 million compared to a fair value of £12.8 million at December 31, 2005. Subsequent to the year end, the US dollar weakened relative to the pound sterling and at February 28, 2006, the US dollar to pound sterling exchange rate was approximately 1.7539 compared with a December 31, 2005 rate of 1.7188. Changes in exchange rates will result in changes in the fair value of forward contracts and foreign currency denominated long-term debt outstanding.

11.	Fair Values of Financial Instruments

The Company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents, and restricted cash: The carrying amounts reported in the consolidated balance sheets approximate fair value.

Marketable securities: The carrying amounts reported in the consolidated balance sheets approximate fair value.

Long-term debt: The carrying amount of the senior credit facility approximates its fair value. The fair values of the Company’s other debt in the following table are based on the quoted market prices.

The carrying amounts and fair values of the Company’s long-term debt are as follows (in millions):

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
8.75% US Dollar Senior Notes due 2014	£247.3	£246.9	£221.8	£251.8
9.75% Sterling Senior Notes due 2014	375.0	386.3	375.0	404.1
8.75% Euro Senior Notes due 2014	155.0	179.9	159.0	177.6
Floating Rate Senior Notes due 2012	—	—	52.2	54.0

12.	Stock-Based Compensation Plans

At December 31, 2005, the Company has a number of stock-based compensation plans, which are described below. The Company accounts for the fair value of its grants under these plans in accordance with FAS 123. The compensation cost that has been charged against income for these plans was £9.8 million, £14.3 million and £7.6 million for 2005, 2004 and 2003, respectively.

Stock Option Plans

The NTL Stock Option Plans are intended to provide incentives to certain employees of the Company and its subsidiaries to foster and promote the long-term growth and performance of the Company and to better align such employees’ interests with the stockholders of the Company. Under the NTL Stock Option Plans, options to purchase up to 8.6 million shares of the Company’s common stock may be granted from time to time to certain employees of the Company and its subsidiaries. Accordingly, the Company has reserved 8.6 million shares of common stock for issuance under the NTL Stock Option Plans.

All options have a 10 year term and vest and become fully exercisable over a period of 3 to 5 years of continued employment. For the NTL Stock Option Plans, the Company accounts for these plans under the fair value recognition provisions of FAS 123. Under the prospective method of adoption selected by the Company under the provisions of FAS 148, the recognition provisions have been applied to all employee stock awards granted, modified, or settled.

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2005, 2004 and 2003:

	Year ended December 31,
	2005	2004	2003
Risk-free Interest Rate	4.03%	3.97%	3.91%
Expected Dividend Yield	0%	0%	0%
Expected Volatility	0.745	0.837	0.869
Expected Lives	3.578	3.438	3.443

A summary of the activity and related information of the NTL Stock Option Plans for the years ended December 31 is as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding—beginning of year	3,140,977	$22.89	3,229,967	$13.85	—	$—
Granted	896,930	64.32	825,500	47.04	3,909,000	13.85
Exercised	(632,833)	14.10	(685,290)	13.03	(220,833)	13.94
Expired	—	—	(5,200)	12.00	—	—
Forfeited	(302,569)	17.04	(224,000)	12.67	(458,200)	13.80

Outstanding—end of year	3,102,505	$37.23	3,140,977	$22.89	3,229,967	$13.85

Exercisable at end of the year	832,943	$24.71	418,310	$20.51	253,967	$12.54

		Weighted Average Grant Date Fair Value		Weighted Average Grant Date Fair Value		Weighted Average Grant Date Fair Value
Options granted during the year:
Exercise price below market price at date of grant		$—		$62.59		$8.51
Exercise price equal to market price at date of grant		$23.89		$32.29		$—
Exercise price exceeding market price at date of grant		$—		$—		$5.62

Exercise prices for options outstanding as of December 31, 2005 are as follows:

Range of exercise prices	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number of shares currently exercisable	Weighted average exercise price
$0.01	200,000	$0.01	8.3	99,999	$0.01
$9.00 to $15.00	1,353,410	13.71	7.3	511,944	14.57
$40.00 to $50.00	140,000	45.03	8.1	63,000	43.35
$50.01 to $60.00	124,100	59.12	8.3	36,600	59.03
$60.01 to $70.00	1,084,995	63.58	9.2	41,400	60.40
$70.01 to $80.00	200,000	71.60	8.0	80,000	71.60

NTL Group Bonus Schemes

Participants in the NTL Group Bonus Schemes are eligible to receive a bonus payment equal to a percentage of their base salary as determined by their level of employment based upon the attainment of performance targets. Bonus payments are made in two installments. Half of the bonus owing to various participants is payable in cash and the other half may, at the Company’s discretion, be paid in shares of common stock.

In accordance with the NTL Group Bonus Schemes, 33,259 shares were awarded in June 2003 at a weighted average fair value per share of $33.79, 38,265 shares were awarded in December 2003 at a weighted average fair value per share of $69.59, 27,819 shares were awarded in June 2004 at a weighted average fair value per share of $57.33 and 24,324 shares were awarded in December 2004 at a weighted average fair value per share of $72.96.

Restricted Stock Grants

The Company has granted a total of 267,500 shares of restricted common stock to its chairman and certain employees at a weighted average fair value per share of $46.99. The shares vest over periods of up to five years. The Company has also granted a total of 40,000 shares of restricted common stock to persons who were then employees of W.R. Huff Asset Management Co., L.L.C. or its affiliates at a weighted average fair value per share of $62.60, all of which vested during the year ended December 31, 2004.

In connection with its emergence from Chapter 11, the Company granted a total of 133,912 shares of restricted common stock to its then-executive officers and other employees at a weighted average fair value per share of $18.95.

13.	Employee Benefit Plans

Certain subsidiaries of the Company operate defined benefit pension plans in the United Kingdom. The assets of the Plans are held separately from those of the Company and are invested in specialized portfolios under the management of an investment group. The pension cost is calculated using the projected unit method. The Company’s policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in the United Kingdom.

The Company’s defined benefit pension plans use a measurement date of December 31:

Obligations and Funded Status

	Year ended December 31,
	2005	2004
	(in millions)
Change in Projected Benefit Obligation
Benefit obligation at beginning of year	£282.8	£251.2
Service cost	2.7	6.2
Interest cost	14.5	13.8
Members contributions	0.7	1.8
Actuarial losses	44.4	15.0
Benefits paid	(7.7)	(6.6)
Plan settlements	(3.4)	1.4
Benefit obligation at end of year	£334.0	£282.8

	Year ended December 31,
	2005	2004
	(in millions)
Change in Plan Assets
Fair value of plan assets at beginning of year	£193.3	£164.5
Actual return on plan assets	40.4	18.5
Employer contributions	59.8	15.1
Employee contributions	0.7	1.8
Benefits paid	(7.7)	(6.6)
Fair value of plan assets at end of year	£286.5	£193.3

	Year ended December 31,
	2005	2004
	(in millions)
Funded status	£(47.5)	£(89.5)
Unrecognized net losses	27.6	12.5
Unamortized prior service costs	0.1	0.1
Net amount recognized	£(19.8)	£(76.9)

	Year ended December 31,
	2005	2004
	(in millions)
Amounts Recognized in the Consolidated Balance Sheets Consist of:
Accrued benefit liability	£(38.1)	£(76.9)
Intangible asset	0.1	—
Accumulated other comprehensive income	18.2	—
Net amount recognized	£(19.8)	£(76.9)

The accumulated benefit obligation for all defined benefit plans was £324.7 million and £259.0 million at December 31, 2005 and 2004, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Year ended December 31,
	2005	2004
	(in millions)
Accumulated benefit obligation	£324.7	£259.0
Fair value of plan assets	286.5	193.3

Information for pension plans with a projected benefit obligation in excess of plan assets

	Year ended December 31,
	2005	2004
	(in millions)
Projected benefit obligation	£334.0	£282.8
Fair value of plan assets	286.5	193.3

Components of Net Periodic Benefit Costs

	Year ended December 31,
	2005	2004	2003
	(in millions)
Service cost	£2.7	£6.2	£6.7
Interest cost	14.5	13.8	12.1
Expected return on plan assets	(15.1)	(13.7)	(11.8)
Recognized actuarial loss	—	(0.1)	—
Plan settlements	0.6	1.3	2.1
Total net periodic benefit cost	£2.7	£7.5	£9.1

The Company has retained the earned pension and other post-retirement benefits liabilities related to the broadcast operations. Accordingly, the information disclosed in the tables above includes amounts relating to liabilities of the broadcast operations.

Assumptions

Weighted-average assumptions used to determine benefit obligations

	December 31,
	2005	2004
Discount rate	4.75%	5.24%
Rate of compensation increase	3.25%	3.03%

Weighted-average assumptions used to determine net periodic benefit costs

	December 31,
	2005	2004
Discount rate	5.24%	5.51%
Expected long-term rate of return on plan assets	7.08%	7.49%
Rate of compensation increase	3.03%	3.02%

Where investments are held in bonds and cash, the expected long-term rate of return is taken to be yields generally prevailing on such assets at the measurement date. The higher rate of return is expected on equity investments, which is based more on realistic future expectations than on the returns that have been available historically. The overall expected long-term rate on assets is then the average of these rates taking into account the underlying assets portfolios of the pension plans.

Plan Assets

The Company’s pension plan weighted-average assets allocations at December 31, 2005, and 2004, by asset category are as follows:

	December 31,
	2005	2004
Asset Category
Equity Securities	48.5%	66.4%
Debt Securities	43.2%	32.1%
Real Estate	1.9%	0.0%
Other	6.4%	1.5%
Total	100.0%	100.0%

The trustees of the main defined benefit pension plan, which makes up over 87% of the assets of the four defined benefit pension plans of the Company, have in place an agreement with the investment managers that targets an allocation of 50% equities and 50% bonds and cash at December 31, 2005. Deviations from these central targets are permitted from time to time. Because the main defined benefit pension plan is now closed to new entrants, the investment strategy is moving towards a higher proportion of bonds over time to reflect the steadily maturing profile of liabilities.

There were no shares of the Company’s common stock included in the Equity Securities at December 31, 2005 and 2004 respectively.

Cash flows

Contributions

At December 31, 2005, all of the Company’s pension plans have projected benefit obligations exceeding plan assets totaling £47.5 million. The Company will need to fund these deficits in accordance with the laws and regulations of the United Kingdom. The Company contributed £59.8 million during 2005, of which £56.6 million relates to single contribution to reduce deficits in two of the Company’s pension plans. The Company expects to contribute a total of £2.2 million during 2006.

Estimated Future Benefit Payments

The benefits expected to be paid out of the pension plans in total are set out below for each of the next five years and the following five years in aggregate. The benefits expected to be paid are based on the same assumptions used to measure the Company’s benefit obligation at December 31, 2005 and include estimated future employee services.

Pension Benefits
(in millions)
2006	£7.5
2007	8.2
2008	8.9
2009	9.6
2010	10.3
Years 2011-2015	64.8

Defined Contribution Pension Plans

The Company’s subsidiaries operate defined contribution pension plans in the UK. The Company’s expense in relation to these plans was £9.2 million, £9.8 million and £10.1 million for the years ended December 31, 2005, 2004 and 2003 respectively.

14.	Other Charges Including Restructuring Charges

Other charges in 2005 of £24.8 million mainly relate to changes in cash flow estimates with respect to lease exit costs in connection with properties that have been vacated. Other charges of £23.8 million in 2004 relate to the Company’s announcement to consolidate call centers and include £12.4 million for involuntary employee termination and related costs, £2.4 million for lease exit costs and £9.0 million for other costs including recruitment and training costs. On April 7, 2004, the Company announced the consolidation over the next 18 months of its 13 UK customer service call centers into three equipped to handle anticipated expansion of its customer base. Following an internal review, three specialist call centers were retained and are supported by four sales and customer support sites, located throughout the UK. As part of the consolidation, the Company made additional investments in technology and training in order to streamline processes and generate efficiencies. This program was completed as of December 31, 2005 at a total cost of £23.7 million.

Other charges of £22.3 million in 2003 include restructuring charges of £19.9 million and £2.4 million of professional fees. Restructuring charges of £19.9 million for the year ended December 31, 2003 relate to the Company’s actions to reorganize, re-size and reduce operating costs and create greater efficiency in various areas. The employee severance and related costs in 2003 were for employees whom were terminated by the Company as of December 31, 2005.

The following table summarizes the restructuring charges incurred and utilized in 2003, 2004 and 2005 (in millions):

	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Agreement Modifications	Other	Total
Balance, December 31, 2002	£11.7	£47.6	£0.7	£0.8	£60.8
Released	(2.1)	(0.7)	(0.2)	(0.9)	(3.9)
Charged to expense	23.4	—	0.3	0.1	23.8
Utilized	(33.0)	(8.1)	(0.5)	—	(41.6)
Balance, December 31, 2003	—	38.8	0.3	—	39.1
Released	—	—	—	—	—
Charged to expense	12.4	2.4	—	9.0	23.8
Utilized	(10.7)	(12.8)	(0.1)	(9.0)	(32.6)
Balance, December 31, 2004	1.7	28.4	0.2	—	30.3
Released	—	—	(0.2)	(0.4)	(0.6)
Charged to expense	0.8	24.2	—	0.4	25.4
Utilized	(2.5)	(7.3)	—	—	(9.8)
Balance, December 31, 2005	£—	£45.3	£—	£—	£45.3

15.	Income Taxes

The expense for income taxes consists of the following (in millions):

	Year ended December 31,
	2005	2004	2003
Current:
Federal	£1.4	£0.1	£—
State and local	(1.3)	1.3	1.0
Total current	0.1	1.4	1.0
Deferred:
Federal	18.7	3.6	—
Foreign	—	—	(0.9)
Total deferred	18.7	3.6	(0.9)
	£18.8	£5.0	£0.1

There are significant current year losses in the UK. However, the Company incurs US income taxes on portions of its income earned in certain UK subsidiaries and on other income arising within the US.

The Company’s current tax expense relates to federal alternative minimum tax and state and local taxes. The deferred tax expense relates to US income that is not currently taxed, a portion of which is offset by NOL carryforwards for which a valuation allowance has been recorded and a portion of which is offset by current year timing differences for which a deferred tax liability is recorded.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are as follows (in millions):

	December 31,
	2005	2004
Deferred tax liabilities:
Intangibles	£70.1	£104.0
Unrealized foreign exchange differences	16.5	—
Depreciation and amortization	—	23.9
Total deferred tax liabilities	86.6	127.9
Deferred tax assets:
Net operating losses	876.3	980.0
Capital losses	5,228.1	5,067.4
Depreciation and amortization	1,330.6	1,229.4
Accrued expenses	6.3	8.3
Other	45.6	27.5
Total deferred tax assets	7,486.9	7,312.6
Valuation allowance for deferred tax assets	(7,409.5)	(7,184.7)
Net deferred tax assets	77.4	127.9
Net deferred tax liabilities	£9.2	£—

A valuation allowance is recorded to reduce the deferred tax asset to an amount that is more likely than not to be realized. To the extent that the portion of the valuation allowance that existed at January 10, 2003 is reduced, the benefit would reduce excess reorganization value, then reduce other intangible assets existing at that date, then be credited to paid in capital. The majority of the valuation allowance would be treated in this way. In 2005, the Company recognised such a benefit to the extent of £7.7 million (2004: £4.0 million), resulting in a deferred tax expense and a reduction in reorganization value of this amount.

As discussed in note 1, the Company emerged from Chapter 11 bankruptcy on January 10, 2003. The restructuring of the Company’s debt gave rise to cancellation of debt income in 2003, which was non-taxable since the debt cancellation was in connection with a bankruptcy reorganization. However, to the extent that such amount was excluded from U.S. taxable income, certain tax attributes were subject to reduction, including certain U.S. net operating loss carryforwards. The reduction of tax attributes, which is reflected in the above table, had no impact on the Company’s financial statement position since the deferred tax assets related to these tax attributes were offset by a corresponding valuation allowance. Furthermore, the reorganization caused an ownership change pursuant to Internal Revenue Service Code Section 382. Section 382 will limit the Company’s ability to utilize any remaining U.S. net operating loss carryforwards that existed at January 10, 2003. In addition, Section 382 will severely limit the Company’s ability to utilize remaining U.S. capital loss carryforwards within the five-year carryforward period.

At December 31, 2005, the Company had capital loss carryforwards of approximately £4.5 billion for U.S. federal income tax purposes that expire in 2006. The Company does not expect to realize any significant benefit from these capital losses for various reasons, including the Section 382 limitation discussed above. The Company has United Kingdom net operating loss carryforwards of approximately £2.9 billion that have no expiration date. Pursuant to United Kingdom law, these losses are only available to offset income of the separate entity that generated the loss. A portion of the United Kingdom net operating loss carryforward relates to dual resident companies, of which the U.S. net operating loss carryforward amount is approximately £1.3 billion. Section 382 will severely limit the Company’s ability to utilize a significant portion of these losses for US purposes. The Company also has United Kingdom capital loss carryforwards of approximately £12.2 billion that have no expiration date. However, the Company does not expect to realize any significant benefit from these capital losses, which can only be used to the extent the Company generates United Kingdom taxable capital gain income in the future.

At December 31, 2005, the Company had fixed assets on which future United Kingdom tax deductions can be claimed of approximately £7.7 billion. The maximum that can be claimed in any one year is 25% of the remaining balance, after additions, disposals and prior claims.

The reconciliation of income taxes computed at U.S. federal statutory rates to income tax expense is as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
(Benefit) at federal statutory rate (35%)	£(77.7)	£(176.5)	£(212.3)
Add:
Non-deductible expenses	39.1	64.4	28.2
Foreign losses with no benefit	69.9	91.3	133.2
U.S. losses with no benefit	—	—	26.5
Difference in U.S. and foreign tax rates	12.5	24.5	23.5
State and local income tax	(1.3)	1.3	1.0
Other	1.4	—	—
Reduction in valuation allowance for US deferred tax assets	(25.1)	—	—

Provision for income taxes	£18.8	£5.0	£0.1

At each period end, it is necessary for us to make certain estimates and assumptions to compute the provision for income taxes including, but not limited to the expected operating income (or loss) for the year, projections of the proportion of income (or loss) earned and taxed in the United Kingdom and the extent to which this income (or loss) may also be taxed in the United States, permanent and temporary differences, the likelihood of deferred tax assets being recovered and the outcome of contingent tax risks. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect to matters such as business acquisitions and disposals and certain financing transactions including intercompany transactions, amongst others, and we accrue a liability when we believe an assessment may be probable and the amount is estimable. In accordance with generally accepted accounting principles, the impact of revisions to these estimates are recorded as income tax expense or benefit in the period in which they become known. Accordingly, the accounting estimates used to compute the provision for income taxes have and will change as new events occur, as more experience is acquired, as additional information is obtained and our tax environment changes.

16.	Related Party Transactions

The Company has identified the following persons as being related parties of the Company with whom it has entered into transactions as described below:

•	Franklin Mutual Advisers, LLC. Franklin Mutual Advisers LLC is one of the principal stockholders and owned 8.1% of the Company’s common stock as of December 31, 2005;

•	NTL Europe, Inc., the Company’s former ultimate parent company. NTL Europe ceased to be a related party on January 10, 2003 when the Company emerged from bankruptcy under Chapter 11;

•	W.R. Huff Asset Management Co., L.L.C., through its managed accounts and affiliates, is one of the principal stockholders and in that manner controlled 8.5% of the Company’s common stock as of December 31, 2005. In addition, William R. Huff is a member of the board of directors of the Company and the president of the managing member of W.R. Huff Asset Management Co., L.L.C.

Refinancing Transactions

In November 2003, the Company effected an approximately $1.4 billion, or £0.8 billion, rights offering in which the Company distributed to each of its stockholders proportionate rights to purchase shares of its common stock. The rights were transferable, subject to various exceptions. The proceeds from the rights offering were used in part to prepay in full an outstanding principal amount of approximately $554.1 million, or £324.2 million under the Company’s 19% Senior Secured Notes due 2010 and to repay in full a working capital facility with an outstanding principal amount of approximately £408.3 million.

In connection with the Company’s rights offering, on September 26, 2003, the Company entered into two separate participating purchaser agreements with each of W.R. Huff Asset Management Co., L.L.C., on behalf of certain of its affiliates and managed accounts, and Franklin Mutual Advisers LLC, as agent and investment advisor for certain funds. Each participating purchaser held shares of the Company’s common stock or was the general partner or investment manager of managed funds and third party accounts that directly held shares of the Company’s common stock.

Pursuant to these agreements, W.R. Huff Asset Management Co., L.L.C., on behalf of managed accounts and affiliates, and Franklin Mutual Advisers LLC, on behalf of funds for which it acts as an agent or investment advisor, each agreed in advance of the rights offering to exercise the basic subscription privilege for all of the rights distributed to their respective managed accounts, affiliates and funds in the rights offering. The rights offering prospectus indicated to the Company’s stockholders that these parties had made advance commitments. Other stockholders did not have to commit to exercise their subscription privileges in advance.

W.R. Huff Asset Management Co., L.L.C., on behalf of managed accounts and affiliates, purchased 4,582,594 shares of the Company’s common stock for $40.00 and Franklin Mutual Advisers LLC, on behalf of funds for which it acts as an agent or investment advisor, purchased 2,974,908 shares of the Company’s common stock for $40.00. This was the same price offered to all recipients of rights in the offering. W.R. Huff Asset Management Co., L.L.C., on behalf of managed accounts and affiliates, also purchased approximately 25,000 shares of the Company’s common stock for $40.00 pursuant to the over-subscription privilege available to all rights holders in the offering. Franklin Mutual Advisers LLC, on behalf of funds for which it acts as an agent or investment advisor, also purchased 35,752 shares of the Company’s common stock for $40.00 pursuant to the over-subscription privilege available to all rights holders in the offering.

The shares of the Company’s common stock that each participating purchaser received upon the exercise of the rights that the participating purchaser had committed to exercise constituted restricted stock for the purposes of the Securities Act of 1933. Accordingly, the Company entered into a registration rights agreement with each participating purchaser. The Company filed a registration statement on February 13, 2004 to fulfill its obligations under these agreements.

The Company completed a transaction on April 13, 2004 in which the Company’s indirect wholly owned subsidiary, NTL Cable PLC, issued £375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, € 225 million aggregate principal amount of 8.75% senior notes due 2014 and $100 million aggregate principal amount of floating rate senior notes due 2012. Some of the Company’s significant stockholders were holders of the 10% senior sterling notes due 2008 and 9 1/8% senior notes due 2008 of Diamond Holdings Limited and of the 11.2% discount debentures due 2007 of NTL (Triangle) LLC, which were redeemed on May 13, 2004 in connection with the transaction. Some of these stockholders, including managed accounts and affiliates of W.R. Huff Asset Management Co., L.L.C., acquired a substantial quantity of the notes issued in the transaction. On behalf of managed accounts and affiliates, W.R. Huff Asset Management Co., L.L.C. is a significant participant in the market for non-investment grade debt securities.

Pursuant to the participating purchaser agreements, and in consideration for their advance commitments in the rights offering, managed accounts and affiliates for which W.R. Huff Asset Management Co., L.L.C. acts as an investment adviser were paid fees totaling $5.3 million on March 24, 2004 and funds for which Franklin Mutual Advisers LLC acts as an agent or investment adviser were paid fees totaling $3.1 million on November 24, 2003 and $0.3 million on March 17, 2004. In consideration for financial and business services, subject to the successful completion of the refinancing, a related entity of W.R. Huff Asset Management Co., L.L.C. was paid $7.5 million on April 27, 2004.

In May 2004, the Company’s board granted to each of Eric Koza and Karim Samii, who were then each employees of W.R. Huff Asset Management Co., L.L.C. or its affiliates, the right to receive 20,000 restricted shares of the Company’s common stock under the 2003 Stock Option Plan. The restricted stock award was made in consideration of financial and business services provided to the Company by Messrs. Koza and Samii. Mr. Samii is no longer an employee of W.R. Huff Asset Management Co., L.L.C. or its affiliates. Shares authorized under the 2003 Stock Option Plan, including those granted to Messrs. Koza and Samii, were registered under a registration statement on Form S-8 that the Company filed with the SEC on May 6, 2004.

Chapter 11 Reorganization and Exit Notes

At the time of the Company’s emergence from Chapter 11 reorganization, the Company issued shares of its common stock and Series A warrants to various former creditors and stockholders of the entity then known as NTL Europe, Inc., or NTL Europe, and some of its subsidiaries, including the Company, which was then one of NTL Europe’s subsidiaries. The Company’s principal stockholders were creditors or stockholders of NTL Europe and, accordingly, received a significant amount of their present equity interest in the Company from that issuance.

Registration Rights Agreements

At the time of the Company’s emergence from Chapter 11 reorganization, the Company granted various registration rights to some of the persons who were then stockholders and warrantholders of the Company. In connection with the rights offering, the Company granted various registration rights to the participating purchasers as described above, and to affiliates of Oaktree Capital Management, LLC.

Relationship with NTL Europe

At the time of the completion of the Plan, the Company had entered into several agreements with NTL Europe, now known as PTV, Inc., including a Demerger Agreement and a Tax Sharing Agreement.

Demerger Agreement

The Demerger Agreement enables NTL Europe and the Company to have access to records and documents that NTL Europe and the Company require but which are held by or in the control of the other. In addition, the agreement provides that, to the extent possible, all warranties, indemnities or liabilities relating to assets or companies which the Company currently owns, but which were originally acquired by NTL Europe or one of its subsidiaries before being transferred to the Company or one of the Company’s subsidiaries, are transferred to the Company or the Company is given the benefit of the warranties, covenants and indemnities relating to these assets or companies.

Tax Sharing Agreement

Until consummation of the Plan, the Company was a part of a federal consolidated income tax group having NTL Europe as the common parent corporation. Under the Plan, the Company separated from the NTL Europe consolidated group, becoming a separate federal consolidated tax group. The Company entered into a Tax Sharing Agreement which allocates rights and responsibilities for tax matters between the Company and NTL Europe and its affiliates.

In general, the Company has control over, and is responsible for, the preparation and filing of the Company’s own tax returns and also any joint tax returns that include the Company and the NTL Europe companies.

For 2002 and the portion of 2003 during which the Company was included in a joint tax return with NTL Europe, the Company would be liable for any tax liability attributable to the Company and NTL Europe would be liable for any tax liability attributable to NTL Europe and its affiliates. The Company has the exclusive right to determine the portion of tax liability attributable to the Company and NTL Europe on any reasonable basis. Any refunds of taxes paid with respect to joint returns will also be reasonably apportioned between the Company and NTL Europe on a similar basis.

NTL Europe’s U.K. affiliates are required, as the Company may direct, to surrender group relief up to the maximum permitted by law to some of the Company’s U.K. affiliates for tax periods before, or that include, the date of the completion of the Plan as the Company may direct. This group relief allows the Company’s U.K. affiliates to use deductions from NTL Europe’s U.K. affiliates to reduce foreign taxable income. The Company also has the ability to cause NTL Europe’s U.K. affiliates to amend any claims for the surrender of group relief in order to give effect to such surrender.

The Company has the exclusive right to control, contest and represent its interests and NTL Europe’s interest in any audit relating to a joint tax return. The Company also has the right to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with any joint return if the matter involved could affect the Company.

However, NTL Europe has the exclusive authority to handle audits that relate solely to NTL Europe or its affiliates to the extent the asserted liability or matter either:

•	is with respect to tax issues for which NTL Europe escrowed amounts pursuant to this tax sharing agreement and the amount at issue does not exceed any amounts escrowed by NTL Europe for these taxes or

•	could not otherwise create liability for the Company or its affiliates.

The Company has an obligation to provide NTL Europe with information in order to keep NTL Europe informed and to permit NTL Europe an opportunity to participate in discussions with tax authorities regarding tax issues that involve NTL Europe or its affiliates. The Company has the right to reasonably apportion any of the costs associated with its responding to an audit, claim or asserted deficiency of NTL Europe.

NTL Europe’s ability to perform its continuing obligations under the Tax Sharing Agreement could be affected by a sale of some or all of its assets or by a change of control. Accordingly, NTL Europe is required to provide the Company with notice of any change of control of it or any of its affiliates. The Company and NTL Europe have customary rights and obligations to cooperate, exchange information, provide notice and resolve disputes with respect to tax matters.

17.	Shareholders’ Equity

Series A Warrants

On the effective date of the Plan, the Company issued Series A warrants to some of its former creditors and stockholders. The Series A warrants were initially exercisable for a total of 8,750,496 shares of common stock at an exercise price of $309.88 per share. After adjustment to account for the rights offering in accordance with anti-dilution adjustment provisions, the Series A warrants are exercisable for a total of 10,313,158 shares of common stock at an exercise price of $262.93 per share. The Series A warrants expire on January 10, 2011. The agreement governing the Series A warrants is governed by New York law. The Series A warrants are listed on the NASDAQ National Market under the symbol “NTLIW.” The Series A warrants may be subject to further change.

Stock repurchase program

On January 31, 2005, the Company announced that it intended to use up to £475.0 million of the proceeds from the sale of its broadcast operations to repurchase shares of its common stock. During 2005, the Company paid £114.0 million to effect share repurchases in the open market.

18.	Commitments and Contingent Liabilities

At December 31, 2005, the Company was committed to pay approximately £144.4 million for equipment and services. This amount includes approximately £2.6 million for operations and maintenance contracts and other commitments from January 1, 2007 to 2010. The aggregate amount of the fixed and determinable portions of these obligations for the succeeding five fiscal years is as follows (in millions):

Year ended December 31:
2006	£141.8
2007	2.6
2008	—
2009	—
2010	—
£144.4

The Company is involved in certain disputes and litigation arising in the ordinary course of its business. None of these matters are expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company’s banks have provided guarantees in form of performance bonds on the Company’s behalf as part of the Company’s contractual obligations. The fair value of the guarantees has been calculated by reference to the monetary value for each performance bond. The amount of commitment expires over the following periods (in millions):

Year ended December 31:
2006	£12.2
2007	—
2008	—
2009	—
2010	—
Thereafter	7.8
£20.0

19.	Industry Segments

All of the Company’s revenue is generated in the United Kingdom and substantially all of the Company’s long-lived assets are held in the United Kingdom. The Company has one reportable segment.

20.	Condensed consolidated financial information

On April 13, 2004, the Company’s wholly owned subsidiary, NTL Cable PLC, or NTL Cable, issued £375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, €225 million aggregate principal amount of 8.75% senior notes due 2014 and $100 million aggregate principal amount of floating rate notes due 2012, together referred to as the Senior Notes. The Company and certain of its subsidiaries, namely Cable Communications Funding Corp., NTL (UK) Group, Inc. and NTL Communications Limited, have guaranteed the Senior Notes on a senior basis. NTL Investment Holdings Limited, or NTLIH, has guaranteed the Senior Notes on a senior subordinated basis.

The Company presents the following condensed consolidated financial information as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 as required by Article 3-10(d) of Regulation S-X.

	December 31, 2005
Balance sheets	Company	NTL Cable	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Cash and cash equivalents	£446.6	£—	£—	£5.4	£283.2	£—	£735.2
Restricted cash	—	—	—	—	3.4	—	3.4
Marketable securities	96.9	—	—	—	—	—	96.9
Other current assets	68.1	—	0.3	—	235.8	—	304.2
Total current assets	611.6	—	0.3	5.4	522.4	—	1,139.7
Fixed assets, net	—	—	—	—	3,294.9	—	3,294.9
Intangible assets, net	—	—	(14.4)	—	457.4	—	443.0
Investments in, and loans to, affiliates	1,375.0	1,638.6	1,340.4	3,836.0	680.5	(8,870.5)	—
Other assets, net	—	—	—	69.0	41.9	—	110.9
Total assets	£1,986.6	£1,638.6	£1,326.3	£3,910.4	£4,997.1	£(8,870.5)	£4,988.5
Current liabilities	£21.6	£18.9	£—	£69.7	£622.0	£(122.4)	£609.8
Long-term debt	10.0	869.1	—	3,055.2	4,666.3	(6,321.4)	2,279.2
Other long-term liabilities	—	—	17.8	31.8	93.9	—	143.5
Minority interest	—	—	—	—	1.0	—	1.0
Shareholders’ equity	1,955.0	750.6	1,308.5	753.7	(386.1)	(2,426.7)	1,955.0
Total liabilities and shareholders’ equity	£1,986.6	£1,638.6	£1,326.3	£3,910.4	£4,997.1	£(8,870.5)	£4,988.5

	December 31, 2004
Balance sheets	Company	NTL Cable	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Cash and cash equivalents	£38.2	£1.1	£—	£—	£85.9	£—	£125.2
Restricted cash	—	—	—	—	15.8	—	15.8
Marketable securities	11.6	—	—	—	—	—	11.6
Current assets held for sale	—	—	—	—	50.3	—	50.3
Other current assets	0.4	—	—	—	254.7	—	255.1
Total current assets	50.2	1.1	—	—	406.7	—	458.0
Fixed assets, net	—	—	—	—	3,531.6	—	3,531.6
Intangible assets, net	—	—	—	—	560.2	—	560.2
Investments in, and loans to affiliates	1,537.0	1,725.5	1,501.6	3,907.4	0.7	(8,671.5)	0.7
Other assets, net	—	—	—	78.3	45.1	—	123.4
Other assets held for sale	—	—	—	—	819.4	—	819.4
Total assets	£1,587.2	£1,726.6	£1,501.6	£3,985.7	£5,363.7	£(8,671.5)	£5,493.3
Current liabilities of discontinued operations	£—	£—	£—	£—	£108.4	£—	£108.4
Other current liabilities	12.7	67.4	0.9	189.2	741.9	(375.7)	636.4
Total current liabilities	12.7	67.4	0.9	189.2	850.3	(375.7)	744.8
Long-term debt	—	1,348.6	54.9	3,424.6	5,094.0	(6,969.5)	2,952.6
Other long-term liabilities	—	—	—	58.9	158.3	—	217.2
Long-term liabilities of discontinued operations	—	—	—	—	4.2	—	4.2
Shareholders’ equity	1,574.5	310.6	1,445.8	313.0	(743.1)	(1,326.3)	1,574.5
Total liabilities and shareholders’ equity	£1,587.2	£1,726.6	£1,501.6	£3,985.7	£5,363.7	£(8,671.5)	£5,493.3

	December 31, 2005
Statements of operations	Company	NTL Cable	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Revenue	£—	£—	£—	£—	£1,947.6	£—	£1,947.6
Operating costs	—	—	—	—	(808.3)	—	(808.3)
Selling, general and administrative expenses	(17.4)	—	—	—	(465.6)	—	(483.0)
Other charges	0.3	—	—	—	(25.1)	—	(24.8)
Depreciation and amortization	—	—	—	—	(651.2)	—	(651.2)

Operating loss	(17.1)	—	—	—	(2.6)	—	(19.7)
Interest and other income, net	17.4	84.6	25.2	302.1	13.0	(412.9)	29.4
Interest expense	(2.8)	(85.0)	(0.1)	(252.5)	(308.3)	412.9	(235.8)
Loss on extinguishment of debt	—	(2.0)	—	—	—	—	(2.0)
Gains on derivative instruments	—	—	—	0.9	—	—	0.9
Foreign currency gains (losses)	35.4	1.8	(49.8)	35.4	(17.5)	—	5.3
Minority interest expense	—	—	—	—	(1.0)	—	(1.0)
Income tax benefit (expense)	1.3	—	(20.1)	—	—	—	(18.8)

Income (loss) from continuing operations	34.2	(0.6)	(44.8)	85.9	(316.4)	—	(241.7)
(Loss) income from discontinued operations	—	—	(8.6)	—	671.3	—	662.7
Dividend received (paid)	523.8	—	(523.8)	—	—	—	—
Equity in net (loss) income of subsidiaries	(137.0)	433.6	432.7	347.7	—	(1,077.0)	—
Net income (loss)	£421.0	£433.0	£(144.5)	£433.6	£354.9	£(1,077.0)	£421.0

	December 31, 2004
Statements of operations	Company	NTL Cable	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Revenue	£—	£—	£—	£—	£2,000.3	£—	£2,000.3
Operating costs	—	—	—	—	(827.7)	—	(827.7)
Selling, general and administrative expenses	(20.9)	—	—	—	(481.3)	—	(502.2)
Other charges	—	—	—	—	(23.8)	—	(23.8)
Depreciation and amortization	—	—	—	—	(699.1)	—	(699.1)

Operating loss	(20.9)	—	—	—	(31.6)	—	(52.5)
Interest and other income, net	0.7	103.9	88.2	290.5	4.2	(481.7)	5.8
Interest expense	—	(106.8)	—	(302.1)	(343.8)	481.7	(271.0)
Loss on extinguishment of debt	—	—	—	(36.2)	(126.0)	—	(162.2)
Share of loss from equity investments	—	—	—	—	(0.1)	—	(0.1)
Foreign currency (losses) gains	(2.1)	2.1	0.3	(30.5)	5.8	—	(24.4)
Income tax expense	(1.4)	—	(3.5)	—	(0.1)	—	(5.0)

(Loss) income from continuing operations	(23.7)	(0.8)	85.0	(78.3)	(491.6)	—	(509.4)
Income from discontinued operations	—	—	—	—	24.5	—	24.5
Equity in net loss of subsidiaries	(461.2)	(562.5)	(554.2)	(484.2)	—	2,062.1	—
Net loss	£(484.9)	£(563.3)	£(469.2)	£(562.5)	£(467.1)	£2,062.1	£(484.9)

	December 31, 2003
Statements of operations	Company	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Revenue	£—	£—	£—	£1,887.4	£—	£1,887.4
Operating costs	—	—	—	(788.9)	—	(788.9)
Selling, general and administrative expenses	(21.0)	—	—	(479.8)	—	(500.8)
Other charges	(7.5)	—	—	(14.8)	—	(22.3)
Depreciation and amortization	—	—	—	(769.8)	—	(769.8)

Operating loss	(28.5)	—	—	(165.9)	—	(194.4)
Interest and other income, net	1.2	53.0	316.2	8.5	(368.7)	10.2
Interest expense	(68.5)	(46.1)	(285.5)	(425.1)	368.7	(456.5)
Share of income from equity investments	—	—	—	1.1	—	1.1
Foreign currency gains	1.2	—	—	31.8	—	33.0
Income tax (expense) benefit	(1.0)	—	—	0.9	—	(0.1)

(Loss) income from continuing operations	(95.6)	6.9	30.7	(548.7)	—	(606.7)
Income from discontinued operations	—	—	—	21.9	—	21.9
Equity in net loss of subsidiaries	(489.2)	(498.3)	(529.0)	—	1,516.5	—
Net loss	£(584.8)	£(491.4)	£(498.3)	£(526.8)	£1,516.5	£(584.8)

	January 1, 2003
Statements of operations	Company	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Gain on debt discharge	£4,549.8	£—	£—	£701.3	£—	£5,251.1
Fresh-start adoption—intangible assets	—	—	—	525.9	—	525.9
Fresh-start adoption—long-term debt	—	—	—	137.5	—	137.5
Fresh-start adoption—deferred tax liability	—	—	—	16.8	—	16.8
Fresh-start adoption—accrued expenses	—	—	—	(74.8)	—	(74.8)
Fresh-start adoption—fixed assets	(0.5)	—	—	(2,195.2)	—	(2,195.7)
Recapitalization expense	(5.0)	—	—	—	—	(5.0)

Income (loss) from continuing operations	4,544.3	—	—	(888.5)	—	3,655.8
Income from discontinued operations	—	—	—	570.8	—	570.8
Equity in net loss of subsidiaries	(317.7)	(317.7)	(389.1)	—	1,024.5	—
Net income (loss)	£4,226.6	£(317.7)	£(389.1)	£(317.7)	£1,024.5	£4,226.6

	Year ended December 31, 2005
Statements of cash flows	Company	NTL Cable	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Net cash (used in) provided by operating activities	£(98.2)	£24.2	£60.3	£(42.8)	£382.1	£—	£325.6
Investing activities:
Purchases of fixed assets	—	—	—	—	(288.1)	—	(288.1)
Repayments from (advances to) affiliates	56.2	494.2	519.7	537.2	(796.4)	(810.2)	0.7
Proceeds from sale of assets	—	—	—	—	2.6	—	2.6
Dividend received	523.8	—	—	—	—	(523.8)	—
Decrease in restricted cash	—	—	—	—	12.4	—	12.4
Proceeds from sale of Broadcast operations, net	—	—	—	—	1,229.0	—	1,229.0
Proceeds from sale of Ireland operations, net	—	—	—	—	216.2	—	216.2
Net cash provided by investing activities	580.0	494.2	519.7	537.2	375.7	(1,334.0)	1,172.8
Financing activities:
Dividend paid	—	—	(523.8)	—	—	523.8	—
Proceeds from new borrowings	10.0	58.9	—	739.7	—	(808.6)	—
Proceeds from employee stock options	5.0	—	—	—	—	—	5.0
Purchase of stock	(114.0)	—	—	—	—	—	(114.0)
Principal payments	—	(578.4)	(56.2)	(1,228.7)	(542.1)	1,618.8	(786.6)

Net cash used in financing activities	(99.0)	(519.5)	(580.0)	(489.0)	(542.1)	1,334.0	(895.6)

Discontinued operations:
Cash from operating activities	—	—	—	—	(14.3)	—	(14.3)
Cash used in investing activities	—	—	—	—	(4.1)	—	(4.1)
Net cash used by discontinued operations	—	—	—	—	(18.4)	—	(18.4)
Effect of exchange rate changes	25.6	—	—	—	—	—	25.6
Increase (decrease) in cash and cash equivalents	408.4	(1.1)	—	5.4	197.3	—	610.0
Cash and cash equivalents at beginning of year	38.2	1.1	—	—	85.9	—	125.2

Cash and cash equivalents at end of year	£446.6	£—	£—	£5.4	£283.2	£—	£735.2

	Year ended December 31, 2004
Statements of cash flows	Company	NTL Cable	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	(in millions)
Net cash (used in) provided by operating activities	£(26.0)	£1.1	£—	£136.3	£137.9	£—	£249.3
Investing activities:
Purchases of fixed assets	—	—	—	—	(274.5)	—	(274.5)
(Advances to) repayments from affiliates	—	(784.1)	(21.0)	(119.7)	1.0	924.8	1.0
Proceeds from sale of assets	—	—	—	—	1.3	—	1.3
Acquisitions, net	—	—	—	—	(18.8)	—	(18.8)
Net cash (used in) investing activities	—	(784.1)	(21.0)	(119.7)	(291.0)	924.8	(291.0)
Financing activities:
Proceeds from borrowings, net	—	784.1	—	2,736.4	473.1	(1,091.6)	2,902.0
Proceeds from employee stock options	4.4	—	—	—	—	—	4.4
Principal payments	—	—	—	(2,792.8)	(662.7)	166.8	(3,288.7)

Net cash provided by (used in) financing activities	4.4	784.1	—	(56.4)	189.6)	(924.8)	(382.3)

Discontinued operations:
Cash from operating activities	—	—	—	—	127.5	—	127.5
Cash used in investing activities	—	—	—	—	(21.1)	—	(21.1)
Net cash provided by discontinued operations	—	—	—	—	106.4	—	106.4
Effect of exchange rate changes	(3.3)	—	—	—	—	—	(3.3)
(Decrease) increase in cash and cash equivalents	(24.9)	1.1	(21.0)	(39.8)	(236.3)	—	(320.9)
Cash and cash equivalents at beginning of year	63.1	—	21.0	39.8	322.2	—	446.1

Cash and cash equivalents at end of year	£38.2	£1.1	£—	£—	£85.9	£—	£125.2

Statements of cash flows	Company	Other guarantors	NTLIH	All other subsidiaries	Adjustments	Total
	Year ended December 31, 2003
	(in millions)
Net cash (used in) provided by operating activities	£(112.6)	£(45.6)	£(65.7)	£414.7	£11.5	£202.3
Investing activities:
Purchases of fixed assets	—	—	—	(327.9)	—	(327.9)
(Advances to) repayments from affiliates	(498.1)	(75.2)	168.8	3.3	404.5	3.3
Net cash (used in) provided by investing activities	(498.1)	(75.2)	168.8	(324.6)	404.5	(324.6)
Financing activities:
Proceeds from borrowings, net	—	509.8	150.0	188.7	(848.5)	—
Proceeds from rights offering, net	806.5	—	—	—	—	806.5
Proceeds from employee stock options	1.9	—	—	—	—	1.9
Principal payments	(309.3)	(428.4)	(243.6)	(185.6)	432.5	(734.4)
Net cash provided by (used in) financing activities	499.1	81.4	(93.6)	3.1	(416.0)	74.0
Discontinued operations:
Cash from operating activities	—	—	—	128.3	—	128.3
Cash used in investing activities	—	—	—	(23.3)	—	(23.3)

Net cash provided by discontinued operations	—	—	—	105.0	—	105.0

Effect of exchange rate changes	(8.7)	—	—	—	—	(8.7)
(Decrease) increase in cash and cash equivalents	(120.3)	(39.4)	9.5	198.2	—	48.0
Cash and cash equivalents at beginning of year	183.4	60.4	30.3	124.0	—	398.1

Cash and cash equivalents at end of year	£63.1	£21.0	£39.8	£322.2	£—	£446.1

21.	Reorganization and Emergence from Chapter 11

Both the equity and debt capital markets experienced periods of significant volatility in 2001 and 2002, particularly for securities issued by telecommunications and technology companies. As a result, the ability of the Company’s former ultimate parent company and its subsidiaries to access those markets as well as its ability to obtain financing from its bank lenders and equipment suppliers became severely restricted. In addition, the Company’s former ultimate parent company and its subsidiaries, including the Company, had no further funds available, or were unable to draw upon funds, under the Company’s credit facilities. As a result of these factors, together with its substantial leverage, on January 31, 2002, the Company’s former ultimate parent company announced that it had appointed professional advisors to advise on strategic and recapitalization alternatives to strengthen its balance sheet, reduce debt and put an appropriate capital structure in place for its business.

Promptly upon obtaining the requisite waivers from the lenders under its credit facilities in March 2002, the Company’s former ultimate parent company and certain of its subsidiaries commenced negotiations with a steering committee of the unofficial committee of its bondholders and the committee’s legal and financial advisors.

The Company’s former ultimate parent company and its subsidiaries failed to make interest payments on some of the outstanding notes starting on April 1, 2002. The Company’s former ultimate parent company also failed to declare or pay dividends on certain series of its outstanding preferred stock owing to a lack of available surplus under Delaware law.

On April 16, 2002, the Company’s former ultimate parent company announced that it and an unofficial committee of its bondholders had reached an agreement in principle on a comprehensive recapitalization of the former NTL group. To implement the proposed recapitalization plan, on May 8, 2002, the Company, the Company’s former ultimate parent company and certain of the other subsidiaries of the Company’s former ultimate parent company filed cases and a pre-arranged joint reorganization plan under Chapter 11 of the U.S.

Bankruptcy Code. In connection with the filing, some members of the unofficial creditors’ committee of bondholders entered into a credit facility agreement (the “DIP facility”) committing to provide a wholly-owned subsidiary of the Company with up to $500.0 million in new debt financing. NTL Delaware committed to provide up to an additional £90.0 million under the DIP facility.

As a result of the payment defaults, as well as the voluntary filing under Chapter 11 by the Company’s former ultimate parent company and certain of its subsidiaries on May 8, 2002, there was an event of default under all of the Company’s former ultimate parent company and its subsidiaries’ credit facilities and the indentures governing all of their publicly traded debt, other than debt of NTL (Triangle) LLC.

The Bankruptcy Court confirmed the Plan on September 5, 2002. During the fall of 2002, the Company’s former ultimate parent company negotiated with a group of lenders to enter into a new financing arrangement to repay the DIP facility, to repay certain obligations and to provide liquidity to the Company and its subsidiaries. The Plan became effective on January 10, 2003 (the “Effective Date”), at which time the Company emerged from Chapter 11 reorganization. In connection with the Company’s emergence from Chapter 11 reorganization, the Company and certain of its subsidiaries issued $558.249 million aggregate principal face amount of 19% Senior Secured Notes due 2010 (the “Exit Notes”) on January 10, 2003. Initial purchasers of the Company’s Exit Notes also purchased 500,000 shares of the Company’s common stock on that date. The gross proceeds from the sale of the Exit Notes and such shares totaled $500.0 million, or £310.7 million. The proceeds were used in part to repay amounts outstanding under the DIP facility and to purchase from NTL Delaware a £90.0 million note of the Company’s subsidiary, NTL (UK) Group Inc., and to repay certain other obligations. Also on January 10, 2003, the Company and its lending banks amended the Company’s existing credit facilities. The Exit Notes were repaid on November 17, 2003 following the Company’s rights offering.

In accordance with SOP 90-7, the Company adopted the provisions of fresh-start reporting as of January 1, 2003.

NTL INCORPORATED

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(in millions)

	December 31,
	2005	2004
Assets
Current assets
Cash and cash equivalents	£446.6	£38.2
Marketable securities	96.9	11.6
Other current assets	68.1	0.4

Total current assets	611.6	50.2

Investments in and loans to affiliates, net	1,375.0	1,537.0
Total assets	£1,986.6	£1,587.2
Liabilities and shareholders’ equity
Current liabilities	£21.6	£12.7
Long-term debt	10.0	—
Shareholders’ equity
Preferred stock—$.01 par value; authorized 5.0 (2005 and 2004) shares; issued and outstanding none	—	—
Common stock—$.01 par value; authorized 400.0 (2005 and 2004) shares; issued 88.4 (2005) and 87.7 (2004) and outstanding 85.2 (2005) and 87.7 (2004) shares	0.5	0.5
Additional paid-in capital	2,687.0	2,670.0
Treasury stock	(114.0)	—
Unearned stock compensation	(15.3)	(17.0)
Accumulated other comprehensive income (loss)	45.5	(9.3)
Accumulated deficit	(648.7)	(1,069.7)
Total shareholders’ equity	1,955.0	1,574.5
Total liabilities and shareholders’ equity	£1,986.6	£1,587.2

See accompanying notes.

NTL INCORPORATED

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENT OF OPERATIONS

(in millions)

	Year ended December 31,
	2005	2004	2003
Costs and expenses
General and administrative expenses	£(17.4)	£(20.9)	£(21.0)
Other charges	0.3	—	(7.5)

Operating loss	(17.1)	(20.9)	(28.5)

Other income (expense)
Interest income and other, net	17.4	0.7	1.2
Interest expense	(2.8)	—	(68.5)
Foreign currency transaction gains (losses)	35.4	(2.1)	1.2

Income (loss) before income taxes and equity in net loss of subsidiaries	32.9	(22.3)	(94.6)
Income tax benefit (expense)	1.3	(1.4)	(1.0)

Income (loss) before equity in net loss of subsidiaries	34.2	(23.7)	(95.6)
Dividend received	523.8	—	—
Equity in net loss of subsidiaries	(137.0)	(461.2)	(489.2)
Net income (loss)	£421.0	£(484.9)	£(584.8)

January 1, 2003
Predecessor Company
Gain on debt discharge	£4,549.8
Fresh-start adoption—fixed assets	(0.5)
Recapitalization expense	(5.0)
Share of losses from equity investments	(317.7)
Net income	£4,226.6

See accompanying notes.

NTL INCORPORATED

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENT OF CASH FLOWS

(in millions)

	Year ended December 31,
	2005	2004	2003
Net cash used in operating activities	£(98.2)	£(26.0)	£(112.6)
Investing activities
Dividend received	523.8	—	—
Investments in and loans to affiliates	56.2	—	(498.1)
Net cash provided by (used in) investing activities	580.0	—	(498.1)
Financing activities
Net proceeds from rights offering	—	—	806.5
Proceeds from new borrowings	10.0	—	—
Proceeds from exercise of stock options	5.0	4.4	1.9
Purchase of stock	(114.0)	—	—
Principal payments on long-term debt	—	—	(309.3)
Net cash (used in) provided by financing activities	(99.0)	4.4	499.1
Effect of exchange rate changes on cash and cash equivalents	25.6	(3.3)	(8.7)
Increase (decrease) in cash and cash equivalents	408.4	(24.9)	(120.3)
Cash and cash equivalents at beginning of year	38.2	63.1	183.4
Cash and cash equivalents at end of year	£446.6	£38.2	£63.1
Supplemental disclosure of cash flow information
Cash paid for interest	£—	£—	£28.9
Income taxes paid	2.2	0.2	—

See accompanying notes.

NTL INCORPORATED

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.	Corporate Restructuring

On January 10, 2003, the Company emerged from reorganization under Chapter 11 of the United States Bankruptcy Code. Pursuant to the plan of reorganization, which is referred to as the Plan, the Company’s former parent, NTL Europe, Inc., or NTL Europe, and its subsidiaries and affiliates were split into two separate groups, with the Company and NTL Europe, each emerging as independent public companies. The Company was renamed “NTL Incorporated” and became the holding company for the former NTL group’s principal UK and Ireland assets. NTL Europe became the holding company for the former NTL group’s continental European and various other assets. All of the outstanding securities of NTL Europe and some of its subsidiaries, including the Company, were cancelled. The Company issued shares of its common stock and Series A warrants and NTL Europe issued shares of its common stock and preferred stock to various former creditors and stockholders. As a result, the Company is no longer affiliated with NTL Europe. NTL Europe has since changed its name to PTV, Inc..

2.	Basis of Presentation

In the Company’s condensed financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in the undistributed earnings of the subsidiaries. The Company’s share of net loss of its subsidiaries is included in net loss using the equity method of accounting. The condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

3.	Leases

Leases for office space end in 2007. Total rental expense for the years ended December 31, 2005, 2004 and 2003 under operating leases was £0.1 million, £0.2 million and £0.7 million, respectively.

Future minimum lease payments under noncancellable operating leases as of December 31, 2005 are £0.1 million.

4.	Other

On January 10, 2003, the Company loaned Communications Cable Funding Corp., (a wholly-owned subsidiary), £99.8 million for the repayment of debt to NTL Delaware, Inc. Interest is payable on demand at a rate of 5.28516% per annum and will be increased to 15% per annum. On December 22, 2003, Communications Cable Funding Corp. repaid £2.6 million of the loan and on April 7, 2004, the Company contributed the remaining £97.2 million of the loan to the capital of Communications Cable Funding Corp.

In addition, on January 10, 2003, the Company acquired the public debt of Diamond Cable Communications Limited aggregating £853.1 million (including interest of £84.8 million). On February 4, 2003, the Company released Diamond Cable Communications Limited from its obligations under these notes.

A cash dividend of £523.8 million was paid to the registrant by subsidiaries in the year ended December 31, 2005. No cash dividends were paid to the registrant by subsidiaries for the years ended December 31, 2004 and 2003.

NTL INCORPORATED AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charge to other Accounts	(Deduction)/ Additions		Balance at End of Period
	(in millions)
Year ended December 31, 2005
Allowance for doubtful accounts	£43.4	£41.6	£—	£(43.3	)(a)	£41.7

Year ended December 31, 2004
Allowance for doubtful accounts	£12.5	£28.0	£—	£2.9	(b)	£43.4

Year ended December 31, 2003
Allowance for doubtful accounts	£—	£13.1	£—	£(0.6	)(c)	£12.5

(a)	Uncollectible accounts written-off, net of recoveries, of £43.3 million.

(b)	Uncollectible accounts written-off, net of recoveries, of £(2.9) million.

(c)	Uncollectible accounts written-off, net of recoveries, of £0.6 million.

SECTION B

TELEWEST GLOBAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AND FINANCIAL STATEMENT SCHEDULES

Introduction

Section B includes the following information on legacy Telewest:

Page
Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004 for the Reorganized Company	141
Consolidated Statements of Operations for the years ended December 31, 2005 and December 31, 2004 for the Reorganized Company and the six months ended June 30, 2004 and the year ended December 31, 2003 for the Predecessor Company	142
Consolidated Statement of Operations for July 1, 2004 for the Predecessor Company	143
Consolidated Statements of Stockholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss) for the years ended December 31, 2005 and December 31, 2004 for the Reorganized Company, and the six months ended June 30, 2004 and the year ended December 31, 2003 for the Predecessor Company	144
Consolidated Statements of Cash Flows for the years ended December 31, 2005 and December 31, 2004 for the Reorganized Company and July 1, 2004, the six months ended June 30, 2004 and the year ended December 31, 2003 for the Predecessor Company	145
Notes to Consolidated Financial Statements	146

Schedule I—Stand-alone Basis Condensed Financial Information of Telewest Global, Inc.	178

The financial information contained in this Section B includes audited financial statements for the year ended 31 December 2005, relating to legacy Telewest only, and has been extracted from the 10-K submitted by Telewest to the SEC on 28 February 2006.

Telewest Global, Inc.

Consolidated Balance Sheets

(amounts in £ millions, except share and per share data)

	December 31, 2005	December 31, 2004
	Reorganized Company	Reorganized Company
Assets
Cash and cash equivalents	292	68
Restricted cash	8	26
Trade receivables (net of allowance of £9 million; 2004: £13 million)	128	108
Other receivables	36	33
Prepaid expenses	21	17
Inventory for re-sale, net	13	—
Other assets	11	—
Total current assets	509	252
Investments accounted for under the equity method	281	304
Property and equipment, net	2,822	2,974
Intangible assets, net	330	314
Goodwill	78	—
Reorganization value in excess of amounts allocable to identifiable assets	421	425
Programming inventory	29	24
Deferred financing costs (net of amortization of £8 million; 2004: zero)	48	51
Total assets	4,518	4,344
Liabilities and stockholders’ equity
Accounts payable	129	93
Other current liabilities	452	424
Debt repayable within one year	70	21
Capital lease obligations repayable within one year	56	38
Total current liabilities	707	576
Other liabilities	11	—
Deferred taxes	98	105
Debt repayable after more than one year	1,726	1,686
Capital lease obligations repayable after more than one year	41	69
Total liabilities	2,583	2,436
Minority interest	(1)	(1)
Stockholders’ equity
Preferred stock—US$0.01 par value; authorized 5,000,000, issued none (2005 and 2004)	—	—
Common stock—US$0.01 par value; authorized 1,000,000,000, issued 246,007,897 (2005) and 245,080,629 (2004)	1	1
Additional paid-in capital	1,970	1,954
Accumulated deficit	(35)	(46)
Total stockholders’ equity	1,936	1,909
Total liabilities and stockholders’ equity	4,518	4,344

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Statements of Operations

(amounts in £ millions, except share and per share data)

	Year ended December 31, 2005	Year ended December 31, 2004 (1)	Six months ended June 30, 2004	Year ended December 31, 2003
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company
Revenue
Consumer Sales Division	1,009	479	470	907
Business Sales Division	251	126	130	278

Total Cable segment	1,260	605	600	1,185
Content segment	132	59	54	113
sit-up segment	166	—	—	—

Total revenue	1,558	664	654	1,298

Operating expenses
Cable segment expenses	283	141	153	318
Content segment expenses	85	42	34	81
sit-up segment expenses	122	—	—	—
Depreciation	399	204	184	389
Amortization of intangible assets	44	18	—	—
Selling, general and administrative expenses	491	231	244	490
Merger related fees	6	—	—	—

	1,430	636	615	1,278

Operating income	128	28	39	20
Other income/(expense)
Interest income	22	11	15	24
Interest expense (including amortization of debt discount)	(151)	(96)	(230)	(488)
Foreign exchange (losses)/gains, net	(10)	3	40	268
Share of net income of affiliates	20	8	8	1
Other, net	4	—	(1)	8

Income/(loss) before income taxes	13	(46)	(129)	(167)
Income taxes	(2)	—	(1)	(16)

Net income/(loss)	11	(46)	(130)	(183)

Basic and diluted earnings/(loss) per share of common stock(2)	£0.04	£(0.19)
Weighted average number of shares of common stock—(in millions)	245	245

(1)	Telewest Global, Inc. and its subsidiary, Telewest UK Limited, did not carry on any business and incurred insignificant expenses prior to the completion of the Predecessor Company’s financial restructuring. For that reason, Telewest Global, Inc.’s consolidated results of operations for the year ended December 31, 2004 and the six months ended December 31, 2004 are in all material respects identical.

(2)	Comparable earnings per share information for the Predecessor Company has not been presented since such earnings per share information would not be meaningful as a result of the financial restructuring of the Predecessor Company during 2004.

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Statement of Operations

(amounts in £ millions)

July 1, 2004
Predecessor Company
Fresh-start adoption—investments in affiliates	(62)
Fresh-start adoption—property and equipment	711
Fresh-start adoption—intangible assets	332
Fresh-start adoption—goodwill	(22)
Fresh-start adoption—inventory	(4)
Fresh-start adoption—other assets	(31)
Fresh-start adoption—current liabilities	(15)
Fresh-start adoption—deferred taxes	5

914
Gain on discharge of debt and associated interest	1,821
Gain on extinguishment of derivative contracts	6
Financial restructuring charges	(26)
Net income	2,715

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Statements of Stockholders’ Equity/(Deficit) and Other Comprehensive Income/(Loss)

(amounts in £ millions, except number of shares)

	Number of shares	Common stock	Ordinary and limited voting shares	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
Predecessor Company
Balance at December 31, 2002	2,956,131,065	—	295	4,223	(11)	(6,893)	(2,386)
Stock issued in connection with stock option plan	32,942	—	—	—	—	—	—
Unrealized gain on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(183)	(183)

Total comprehensive loss							(172)

Balance at December 31, 2003	2,956,164,007	—	295	4,223	—	(7,076)	(2,558)
Stock issued in connection with stock option plan	28,125	—	—	—	—	—	—
Net loss for the six months ended June 30, 2004	—	—	—	—	—	(130)	(130)

Total comprehensive loss							(130)

Balance at June 30, 2004	2,956,192,132	—	295	4,223	—	(7,206)	(2,688)
Fresh-start adoption	—	—	(295)	(4,223)	—	4,491	(27)
Net income for July 1, 2004	—	—	—	—	—	2,715	2,715

	2,956,192,132	—	—	—	—	—	—

Reorganized Company
Shares issued on incorporation	1	—	—	—	—	—	—
Shares issued upon conversion of old debt	245,000,000	1	—	1,948	—	—	1,949
Stock issued in connection with stock option plan	80,628	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	6	—	—	6
Net loss for the year ended December 31, 2004	—	—	—	—	—	(46)	(46)

Total comprehensive loss	—	—	—	—	—	—	(46)

Balance at December 31, 2004	245,080,629	1	—	1,954	—	(46)	1,909

Stock-based compensation expense	—	—	—	10	—	—	10
Stock issued in connection with stock option plan	927,268	—	—	6	—	—	6
Unrealized loss on derivative financial instruments	—	—	—	—	7	—	7
Amounts reclassified to earnings	—	—	—	—	(7)	—	(7)
Net income for the year ended December 31, 2005	—	—	—	—	—	11	11

Total comprehensive income							11

Balance at December 31, 2005	246,007,897	1	—	1,970	—	(35)	1,936

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Consolidated Statements of Cash Flows

(amounts in £ millions)

	Year ended December 31, 2005	Year ended December 31, 2004	July 1, 2004	Six months ended June 30, 2004	Year ended December 31, 2003
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company	Predecessor Company
Cash flows from operating activities
Net income/(loss)	11	(46)	2,715	(130)	(183)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation	399	204	—	184	389
Amortization of intangible assets	44	18	—	—	—
Amortization of deferred financing costs and debt discount	8	—	—	30	93
Deferred tax charge	1	—	—	1	23
Change in value of interest rate swap contracts	(11)	—	—	—	—
Accretion of discounted liabilities recognised at fresh-start	3	—	—	—	—
Unrealized losses/(gains) on foreign currency translation	10	(3)	—	(40)	(268)
Stock-based compensation expense	12	6	—	—	—
Share of net income of affiliates	(14)	(8)	—	(8)	(1)
Gain on disposal of assets	(4)	—	—	—	(8)
Amounts written off investments	—	—	—	1	—
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables	(20)	5	—	9	28
Change in prepaid expenses	(3)	16	—	(25)	10
Change in inventory	(9)	5	—	(7)	(3)
Change in other assets	—	—	—	4	—
Change in accounts payable	9	(15)	—	27	(10)
Change in other liabilities	26	(58)	—	124	238
Fresh-start adjustments	—	—	(2,715)	—	—
Income tax paid for unprovided tax contingency at fresh-start	(1)	—	—	—	—
Net cash provided by operating activities	461	124	—	170	308
Cash flows from investing activities
Capital expenditure	(232)	(114)	—	(127)	(228)
Proceeds from disposals of assets	5	—	—	7	10
Cash paid for acquisition of subsidiaries, net of cash acquired	(108)	—	—	—	(1)
Repayment/(payment) of loans made to affiliates, net	16	7	—	(4)	7
Proceeds from sale and leaseback	13	5	—	—	—
Net cash used in investing activities	(306)	(102)	—	(124)	(212)
Cash flows from financing activities
Release/(placement) of restricted cash	18	21	(36)	2	(1)
Proceeds from new debt	110	1,700	—	—	—
Repayment of debt	(29)	(1,840)	(160)	—	(1)
Cash paid for financing costs	(5)	(51)	(22)	—	—
Principal element of capital lease repayments	(43)	(21)	—	(23)	(57)
Proceeds from issuance of common stock	6	—	—	—	—
Proceeds from the issue of a subsidiary’s contingently redeemable preferred stock	12	—	—	—	—
Net proceeds from currency swaps	—	3	—	—	—
Net cash provided by/(used in) financing activities	69	(188)	(218)	(21)	(59)
Net increase/(decrease) in cash and cash equivalents	224	(166)	(218)	25	37
Cash and cash equivalents at beginning of period	68	—	452	427	390
Cash and cash equivalents transferred from Predecessor Company to Reorganized Company	—	234	(234)	—	—
Cash and cash equivalents at end of period	292	68	—	452	427
Supplementary cash flow information:
Cash paid for interest	(128)	(125)	—	(82)	(168)
Cash received for interest	21	14	—	21	27

Cash paid for interest, net	(107)	(111)	—	(61)	(141)
Cash received for income taxes	2	2	—	2	3

See accompanying notes to the consolidated financial statements.

Telewest Global, Inc.

Notes to Consolidated Financial Statements

Year Ended December 31, 2005

1.    Organization, History and Description of Business

Telewest Global, Inc. (the “Company” or “Telewest”) was incorporated in Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest Communications plc (“plc”). On November 26, 2003, the Company acquired the entire issued share capital of Telewest UK Limited (“Telewest UK”), a subsidiary newly formed under the laws of England and Wales.

On July 13, 2004, as part of the financial restructuring of plc and its subsidiaries (collectively the “Predecessor Company”), the Company entered into a transfer agreement with plc and Telewest UK to acquire substantially all of the assets of plc. The financial restructuring of the Predecessor Company was declared effective on July 15, 2004 and the Company became the ultimate holding company for the operating subsidiaries of plc (collectively the “Reorganized Company” or the “Group”).

The Company and Telewest UK did not carry on any business and incurred only immaterial expenses prior to the completion of the Predecessor Company’s financial restructuring. For that reason the Company’s consolidated statements of operations for the year ended December 31, 2004 and the six months ended December 31, 2004 are in all material respects identical.

The business of the Group comprises (a) providing cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”), (b) broadcast media activities, and (c) retail of consumer products, primarily by means of televised shopping programs using an auction-based format.

The Group’s Cable segment derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges; its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators; its internet revenues from installation fees and monthly subscriptions to its internet service provider.

The Group’s Content segment is engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market.

On May 12, 2005, the Group acquired a controlling interest in sit-up Limited (“sit-up”). Telewest completed the acquisition of 100% of the ordinary shares of sit-up on July 7, 2005. sit-up markets and retails a wide variety of consumer products, primarily by means of televised shopping programs using an auction-based format. sit-up represents a third segment of the Group in addition to the Cable and Content segments. Prior to May 12, 2005, Telewest owned approximately 49.9% of sit-up.

2.    Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). The Group’s significant estimates and assumptions include: impairment of goodwill and long-lived assets; capitalization of labor and overhead costs; accounting for debt and financial instruments and valuation of assets and liabilities under fresh-start reporting and of acquired businesses. Actual results could differ from those estimates.

The financial restructuring was completed on July 15, 2004, following the acquisition of substantially all of the Predecessor Company’s net assets on July 14, 2004. The businesses acquired from the Predecessor Company operate solely in the UK and, therefore, substantially all of the Group’s revenues and expenses are derived from the UK. Consequently, the accompanying consolidated financial statements have been prepared in pounds sterling, the reporting currency of the Group.

3.    Summary of Significant Accounting Policies

The following significant accounting policies represent the accounting policies of the Reorganized Company.

With the exception of adopting the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the accounting policies of the Predecessor Company are the same as those of the Reorganized Company.

Use of estimates

The Company uses estimates and assumptions in the preparation of its consolidated financial statements in conformity with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. The Company evaluates and updates its assumptions and estimates on an ongoing basis and from time to time employs outside experts to assist in its evaluations.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its controlled subsidiaries and Variable Interest Entities of which the Company is the primary beneficiary. All significant inter-company accounts and transactions have been eliminated upon consolidation.

Plc has been consolidated in the financial statements of the Group as at and for the year ended December 31, 2005 and as at and for the six months ended December 31, 2004, as a Variable Interest Entity (VIE), as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) (“FIN 46R”). Plc retains £4 million of cash as at December 31, 2005, for settlement of financial restructuring claims and liquidation expenses. The Company’s obligation in respect of costs associated with settling claims for financial restructuring and liquidation expenses is unlimited, although the Company estimates that the £4 million available within plc to be sufficient to meet such claims and expenses.

Any cash remaining after settling claims is expected to be transferred to the Group’s subsidiary company Telewest UK prior to plc being liquidated. Given the nature of the cash held by Plc, the consolidated balance sheet classifies such cash as restricted cash.

Fresh-start reporting

Although the Predecessor Company completed its financial restructuring on July 15, 2004, the Company adopted fresh-start reporting effective July 1, 2004. This resulted in a new reporting group for accounting purposes (Reorganized Company). The consolidated balance sheets as of December 31, 2005 and 2004, give effect to adjustments to the carrying value of assets or amounts and classifications of liabilities that were necessary when adopting fresh-start reporting under the provisions of Statement of Position (“SOP”) 90-7, Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”).

Impairment of long-lived assets and investments

SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that long-lived assets and certain identifiable intangibles (intangible assets that do not have indefinite lives) to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying value of such investments is stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Goodwill and other intangible assets

Goodwill arising from business combinations, reorganization value in excess of amounts allocable to identifiable assets and intangible assets with indefinite lives are not amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise) under SFAS 142, Goodwill and Intangible Assets.

Impairment of goodwill and reorganization value in excess of amounts allocable to identifiable assets is determined using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower than the carrying value, then the second step compares the asset’s fair value (implied fair value for goodwill and reorganization value in excess of amounts allocable to identifiable assets) with its carrying value to measure the amount of the impairment. Impairment of intangible assets with indefinite lives is determined based on a comparison of fair value to carrying value. Any excess of carrying value over fair value is recognized as an impairment loss. The Company carries out its annual impairment review during the fourth quarter consistent with the annual budgetary timetable.

Goodwill associated with equity method investments is also not amortized but is subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion (“APB”) No. 18, The Equity Method of Accounting for Investments in Common Stock.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

All derivative instruments are recognized at their fair value as assets or liabilities in the Reorganized Company’s balance sheet in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge. For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in net income/(loss).

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income until the hedged transaction occurs and are then recorded within net income/(loss). Changes in the ineffective portion of a hedge are immediately recorded in net income/(loss). For derivatives designated as fair value hedges, changes in fair value are recorded within net income/(loss).

We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under the bank facilities principally through interest rate swaps. On March 1, 2005 the Group carried out an evaluation of its derivative instruments and hedging activities and as a result designated interest rate swap contracts as cash flow hedges.

On October 2, 2005 the Group re-evaluated its derivative instruments and hedging activities and removed the designation as cash flow hedges from its interest rate swap contracts. We seek to mitigate the foreign exchange risk presented by our Euro- and US Dollar-denominated indebtedness through cross currency swaps. Our cross currency swaps are not designated as hedges.

We use derivative financial instruments solely to hedge specific risks and do not hold them for trading purposes.

Investments

Investments in partnerships, joint ventures and subsidiaries that are voting interest entities and variable interest entities for which the Group is not the principal beneficiary in which the Group has significant influence, generally when the Group’s voting interest is 20% to 50%, are accounted for using the equity method. Investments in which the Group does not have significant influence are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value.

Investments in variable interest entities, those entities that either have insufficient equity or whose equity lacks characteristics of a controlling financial interest, are consolidated if the Group is the primary beneficiary.

Inventory for re-sale

Inventory, primarily consisting of consumer goods for re-sale, is valued at the lower of cost or market value using the first-in, first-out (“FIFO”) method. Cost represents the as invoiced purchase cost of inventory. This valuation requires us to make judgments, based on currently available information, about obsolete, slow-moving or defective inventory. Based upon these judgments and estimates, which are applied consistently from period to period, we adjust the carrying amount of our inventory for re-sale to the lower of cost or market value.

Programming inventory

Programming inventory represents television programming libraries held by each of the Company’s television channels and are stated at cost. Programming is recognized as inventory when a contractual purchase obligation exists, it has been delivered to the Company and is within its permitted broadcasting period. Programming inventory is periodically reviewed and a provision made for impairment or obsolescence.

Property and equipment

Property and equipment are stated at their fair value as of the date fresh-start reporting was adopted under SOP 90-7. All subsequent acquisitions are stated at cost. Depreciation is provided on a straight-line basis to write off the cost of property and equipment by equal instalments over their estimated useful economic lives as follows:

Buildings	50 years	Electronic equipment	5-8 years
Cable and ducting	20 years	Other equipment	4-5 years

Capitalization of labor and overhead costs

Labor and overhead costs are capitalized to the extent that such costs are directly related to the development, construction and installation of fixed assets. These costs include payroll and related costs of employees and support costs such as service costs. Capitalized costs are depreciated on a straight-line basis over the useful economic lives of the associated asset as disclosed in the table above.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as tangible fixed assets. Depreciation is provided over the lease term in a manner consistent with our depreciation policy for property and equipment and the deemed capital element of future rentals is included within liabilities. Deemed interest is expensed through the statement of operations as interest expense over the life of the lease in a manner which results in a constant periodic rate of interest on the remaining balance of the obligation.

Rental costs arising from operating leases are charged to the income statement in the year in which they are incurred. Rent increases, rent holidays, contingent rents, leasehold incentives, rent concessions and other contractual payments are allocated to accounting periods in order to recognise the net rentals payable over the lease term as a straight-line charge.

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in “deferred financing costs” assets. The costs are amortized using the effective interest rate method at a constant rate to the carrying value of the debt over the life of the debt obligation.

Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed by the Reorganized Company was £42 million for the year ended December 31, 2005 and £20 million for the year ended December 31, 2004. The Predecessor Company expensed £20 million for the six months ended June 30, 2004, and £41 million for the year ended December 31, 2003.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. In accordance with SFAS 51 Financial Reporting by Cable Television Companies, connection and activation fees (initial hook-up revenue) relating to services delivered over the cable network, which include cable television, telephony and internet, are recognized in the period of connection to the extent that such fees are less than direct selling costs. Excess connection and activation fees over direct selling costs incurred are deferred and amortized to income over the period the customers are expected to remain connected to the cable network.

Programming revenues are recognized in accordance with SOP 00-2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Retail revenues are recognised on despatch of goods to customers and are net of discounts given and less actual and expected returns, refunds and credit card charge-backs.

Pension costs

The Group operates a defined contribution plan, the Telewest Communications Pension Plan, and contributes to third-party plans on behalf of employees. Total Reorganized Company pension plan contributions were £8 million for the year ended December 31, 2005 and £5 million for the year ended December 31, 2004. The Predecessor Company’s contributions were £4 million for the six months ended June 30, 2004 and £10 million for the year ended December 31, 2003.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The Group recognizes deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Stock-based compensation

The Group has chosen to account for stock-based compensation in accordance with the fair value method prescribed in SFAS 123, rather than the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees, and related interpretations adopted by the Predecessor Company.

For options/awards with graded vesting arrangements, compensation expense is measured at grant date based on the different expected lives for the options/awards that vest each year and is recognized using the graded-vesting attribution method.

Stock appreciation rights classified as liabilities are re-measured at fair value at each balance sheet date.

Earnings per share

Basic earnings per share has been computed by dividing net income available or net loss attributable to stockholders by the weighted-average number of shares of common stock outstanding during the period. In 2004, the calculation of basic and diluted earnings per share for the post fresh-start period is for the six months ended December 31, 2004, being the period from inception of fresh-start reporting. Basic and diluted earnings per share for the six month period ended December 31, 2004 are determined using the loss attributable to stockholders and the weighted average number of shares outstanding as if the financial restructuring occurred on July 1, 2004, the date fresh-start reporting was effective. Diluted earnings per share is computed by adjusting the weighted-average number of shares of common stock outstanding during the period for all dilutive potential shares of common stock outstanding during the period and adjusting net income or net loss for any changes in that would result from the conversion of such potential shares of common stock. In 2004 there was no difference in the computation of basic and diluted net loss per share of common stock, as all potential share equivalents for employee share options were not included in the computation as their effect was antidilutive.

The components of the numerator and denominator of the calculation of basic and diluted EPS are as follows:

	Year ended December 31, 2005	Six months ended December 31, 2004
Numerator (in £ millions)	Reorganized Company	Reorganized Company
Basic and diluted EPS:
Net income available/(loss attributable) to stockholders	11	(46)
Denominator (in millions):
Basic EPS:
Weighted average number of shares of common stock	245	245
Diluted EPS:
Weighted average number of shares of common stock	245	245
Dilutive potential shares of common stock	2	—
	247	245

A total of zero common stock equivalents in respect of share options were excluded from the diluted EPS calculation for 2005 (2004—9,803,054) as their effect was antidilutive.

Earnings per share data for the Predecessor Company has not been disclosed as it would not be meaningful in the context of the current capital structure.

New Accounting Standards Applicable to the Group

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”), to amend the guidance in Chapter 4, “Inventory Pricing”, of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. The statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that those items be recognised as current-period charges. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company adopted the provisions of SFAS 151 on January 1, 2006. We expect that adoption of SFAS 151 will have no impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123 (R)”), which modifies certain provisions of SFAS 123, and eliminates the availability of the intrinsic value method. The Company adopted SFAS 123 (R) on January 1, 2006 applying the modified prospective transition method of application. We expect that as a result of adoption of SFAS 123 (R) the Company will record a reversal of compensation expense of £1 million, which had been recognised in earlier periods.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets: an amendment of APB Opinion No. 29 (“SFAS 153”). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted the provisions of SFAS 153 on July 1, 2005. Adoption of SFAS 153 had no impact on the Company’s financial statements.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections (“SFAS 154”), that applies to all voluntary changes in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company adopted SFAS 154 on January 1, 2006. We expect that adoption of SFAS 154 will have no impact on the Company’s financial statements.

4.    The Financial Restructuring

The Predecessor Company incurred substantial operating and net losses and substantial borrowings prior to its financial restructuring, principally to fund the capital costs of its network construction, operations and the acquisition of UK cable assets. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of the Predecessor Company’s corporate credit ratings, severely limited the Predecessor Company’s access to financing and consequently impaired its ability to service debt and refinance its existing debt obligations.

In April 2002, the Predecessor Company began exploring a number of options to address its funding requirements, and subsequently began discussions with, among others, an ad hoc committee of its noteholders, its senior lenders and other creditors. After extensive negotiations with these creditors, the terms, conditions and structure of a financial restructuring were substantially agreed between these creditors and certain major stockholders at the time.

The financial restructuring received the approval of the Predecessor Company’s creditors on June 1, 2004. Among other matters the financial restructuring resulted in:

•	the reorganization of the Predecessor Company’s business under the Company;

•	the cancellation of all of the outstanding notes and debentures of the Predecessor Company and Telewest Finance (Jersey) Limited (“Telewest Jersey”), its Jersey-based finance subsidiary company, in return for the distribution of 98.5% of the Company’s common stock, and the distribution of the remaining 1.5% of the Company’s common stock to the Predecessor Company’s stockholders, in accordance with English and Jersey schemes of arrangement involving certain creditors of the Predecessor Company and Telewest Jersey. This reduced the total outstanding indebtedness of the business from approximately £5.8 billion to approximately £2.0 billion and significantly reduced interest expense;

•	the entry into an amended senior secured credit facility; and

•	the cessation of dealings in the Predecessor Company’s shares on the London Stock Exchange and the Predecessor Company’s American Depository Receipts on the Nasdaq National Market.

On July 13, 2004, the Company, the Predecessor Company and Telewest UK entered into a transfer agreement (the “Transfer Agreement”). The Transfer Agreement provided for the transfer of substantially all of the assets of the Predecessor Company (including the shares in Telewest Communications Networks Limited (“TCN”) and its

other operating companies, but excluding the shares in Telewest Jersey and one share of the Company’s common stock) to Telewest UK. The asset transfer contemplated by the Transfer Agreement was completed on July 14, 2004.

On July 15, 2004, the Predecessor Company’s financial restructuring became effective. As a result, all outstanding notes and debentures of the Predecessor Company and Telewest Jersey were cancelled. A total of 241,325,000 shares, or 98.5%, of the Company’s common stock were distributed by an escrow agent to the noteholders of the Predecessor Company and Telewest Jersey’s notes and debentures and certain other scheme creditors. The remaining 3,675,000 shares, or 1.5%, of the Company’s common stock were distributed to the Predecessor Company’s existing stockholders. As part of the financial restructuring, on July 15, 2004, TCN entered into an amendment of its senior secured credit facility.

As a condition to completing the amendment to the senior secured credit facility, £160 million outstanding on the senior secured credit facility was repaid. The amended facility provided for fully committed facilities of £2,030 million. Subsequent to the financial restructuring this facility was replaced with further new facilities (see note 14).

Trading in the Company’s common stock on the Nasdaq National Market commenced on July 19, 2004 under the symbol “TLWT.”

5.    Fresh-Start Reporting

As a result of the completion of the Predecessor Company’s financial restructuring on July 15, 2004, the Company adopted fresh-start reporting in accordance with SOP 90-7 with effect from July 1, 2004.

Under SOP 90-7, the Company established a new accounting basis. The Company allocated the reorganization value to the Predecessor Company’s then existing assets in conformity with the procedures specified by SFAS 141 Business Combinations (“SFAS 141”) and recorded the Predecessor Company’s then existing liabilities at their respective values. As a result of the application of fresh-start reporting, the Company’s balance sheet and results of operations for the year ended December 31, 2004 and for each reporting period thereafter are not comparable in many material respects to the balance sheets and results of operations reflected in the Predecessor Company’s historical financial statements for periods prior to July 1, 2004. In addition, the results of operations of the Predecessor Company on July 1, 2004 included a gain on the extinguishment of the Predecessor Company’s outstanding notes and debentures. This may make it more difficult to compare the Reorganized Company’s performance with the historical performance of the Predecessor Company.

The adoption of fresh-start reporting had a material effect on the Company’s consolidated financial statements as of and for the years ended December 31, 2004 and 2005, and will have a material impact on the consolidated statements of operations for subsequent periods. Fresh-start reporting has resulted in an increase in depreciation and amortization charges following revaluation of tangible and intangible assets to their fair value. Furthermore, revenues in the Business sales division of our Cable segment have been reduced following the derecognition of deferred revenues for which no future contractual performance obligations exist. Content segment expenses and selling, general and administrative expenses have also been impacted by fresh-start reporting as a result of revaluation of the Company’s programming inventory and property leases, respectively.

As of July 1, 2004, the tax bases of certain assets and liabilities were unresolved. Any future changes in these balances that existed as of the fresh-start date will be adjusted through “reorganization value in excess of amounts allocable to identifiable assets” in accordance with EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination and Practice Bulletin 11: Accounting for Preconfirmation Contingencies in Fresh-Start Reporting.

Reorganization adjustments were recorded in the consolidated balance sheet of the Predecessor Company at July 1, 2004 to reflect the discharge of debt and the adoption of fresh-start reporting in accordance with SOP 90-7. The Company engaged an independent financial advisor to assist in the determination of the Company’s reorganization value as defined in SOP 90-7. The Company determined a reorganization value using various valuation methods including: (i) publicly traded company analysis, (ii) discounted cash flow analysis and (iii) precedent transactions analysis. These analyses are necessarily based on a variety of estimates and assumptions which, though considered reasonable by management, may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies. The equity value of £1,949 million at July 1, 2004 represented the enterprise value of £3,914 million less £1,965 million of post-reorganization debt (including capital leases of approximately £118 million).

Fresh-start adjustments reflect the allocation of fair value to the Reorganized Company’s assets and the present value of liabilities to be paid at July 1, 2004. The Company’s property and equipment were valued based on a combination of the cost or market approach, depending on whether market data was available. Also considered were technical, functional, and economic obsolescence, including network utilization factors inherent in the Reorganized Company’s assets. Key assumptions used in the valuation to determine the fair value of the Reorganized Company’s long-lived assets include (i) an income tax rate of 30%, (ii) a cost of capital of 12% for the Cable segment based on a ratio of debt 40.6% to equity 59.4%, and a cost of capital of 22% for the Content segment based on a ratio of debt 10.3% to equity 89.7%. Certain intangible assets were valued using a relief from royalty methodology. These estimates of fair value have been reflected in the Reorganized Company’s consolidated balance sheet as of December 31, 2004 and 2005.

In applying fresh-start reporting, the Company applied the following principles:

•	The reorganization value of the Reorganized Company was allocated to its assets in conformity with the procedures specified by SFAS 141. The reorganization value exceeds the sum of the amounts assigned to assets and liabilities. This excess is disclosed as Reorganization value in excess of amounts allocable to identifiable assets on the Reorganized Company’s balance sheet with an indefinite life and is subject to annual impairment reviews in accordance with SFAS 142, Goodwill and Other Intangible Assets.

•	Each liability existing as of the fresh-start reporting date, other than deferred taxes, has been stated at the present value of the amounts to be paid, determined at appropriate current interest rates as at July 1, 2004. Deferred revenue was adjusted to reflect the fair value of future costs of contractual performance obligations plus a normal profit margin, consistent with the consensus reached by EITF 01-03, Accounting in a Purchase Business Combination for Deferred Revenue of an Acquiree.

•	Deferred taxes were reported in conformity with applicable income tax accounting standards, principally SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities have been recognized for differences between the assigned values and the tax basis of the recognized assets and liabilities. In accordance with management’s judgment, a valuation allowance has been established for those deferred tax assets that are not recoverable through the reversal of existing taxable temporary differences, consequently no deferred tax asset has been recognized on the Company’s balance sheet at July 1, 2004. As of fresh-start date, the Company estimated that it had, subject to Inland Revenue agreement, net operating losses of £1,663 million.

•	Reversal of all items included in the Predecessor Company’s equity.

The following table identifies the adjustments recorded to the Predecessor Company’s June 30, 2004 consolidated balance sheet as a result of implementing the Financial Restructuring and applying fresh-start reporting (in £ millions):

	Predecessor Company June 30, 2004	Financial Restructuring Adjustments	Note	Fresh- Start Adjustments	Note	Reorganized Company July 1, 2004
Assets
Cash and cash equivalents	452	(182)	1	—		270
Restricted cash	11	—		—		11
Trade receivables	111	—		—		111
Other receivables	34	—		—		34
Prepaid expenses	41	(8)	2	—		33

Total current assets	649	(190)		—		459
Investments accounted for under the equity method	367	—		(62)	7	305
Property and equipment	2,342	—		711	8	3,053
Intangible assets	—	—		332	9	332
Goodwill	447	—		(447)	10	—
Reorganization value in excess of amounts allocable to identifiable assets	—	—		425	10	425
Programming inventory	33	—		(4)	11	29
Other assets	19	12	3	(31)	12	—
Total assets	3,857	(178)		924		4,603
Liabilities and stockholders’ equity/(deficit)
Accounts payable	112	—		2	13	114
Other current liabilities	917	(459)	4	13	13	471
Debt repayable within one year	5,283	(5,282)	5	—		1
Capital lease obligations repayable within one year	76	(38)	6	—		38

Total current liabilities	6,388	(5,779)		15		624
Deferred taxes	110	—		(5)	14	105
Debt repayable after more than one year	6	1,840	5	—		1,846
Capital lease obligations repayable after more than one year	42	38	6	—		80
Total liabilities	6,546	(3,901)		10		2,655
Minority interest	(1)	—		—		(1)
Stockholders’ (deficit)/equity	(2,688)	3,723	15	914	15	1,949
Total liabilities and stockholders’ (deficit)/equity	3,857	(178)		924		4,603

Notes:

1.	To record the repayment of £160 million of the Predecessor Company’s senior secured credit facility and the payment of bank facility fees for its amended senior secured credit facility.

2.	To reclassify prepaid bank facility fees in respect of the amended senior secured credit facility to other assets.

3.	To record bank facility fees in respect of the amended senior secured credit facility and the elimination of bank facility fees in respect of the Predecessor Company’s senior secured credit facility.

4.	To record financial restructuring charges incurred as a result of the Predecessor Company’s restructuring and the extinguishment of derivative contracts and unpaid interest of £479 million in respect of notes and debentures.

5.	Extinguishment of £3,282 million notes and debentures, repayment of £160 million of the Predecessor Company’s senior secured credit facility and reclassification of the remaining £1,840 million of senior secured credit facility to debt repayable after more than one year.

6.	Reclassification of capital lease obligations, previously in default as a result of the Predecessor Company’s bonds and debentures being in default and shown as repayable within one year, to capital lease obligations repayable after more than one year.

7.	To record investments in affiliates at fair value.

8.	To record property and equipment at fair value.

9.	To record intangible assets including trade names, customer lists and relationships at fair value.

10.	To record the reorganization value in excess of amounts allocable to identifiable assets.

11.	To record programming inventory at fair value.

12.	To record the fair value of other assets.

13.	To record liabilities at the present value of amounts to be paid, including pre-acquisition contingencies, unfavorable operating leases and the elimination of deferred revenues for which no future contractual obligation exists.

14.	To record the tax effect of fresh-start reporting.

15.	To record change in stockholders’ equity resulting from the cancellation of the Predecessor Company’s equity, accumulated deficit and other comprehensive loss and the change in equity resulting from the adoption of fresh-start reporting.

6.    Acquisition of additional equity in sit-up Limited

On May 12, 2005, Telewest acquired a controlling interest in sit-up for an aggregate purchase price of approximately £103 million, including fees, all paid in cash. Telewest completed the acquisition of 100% of the ordinary shares of sit-up on July 7, 2005. sit-up markets and retails a wide variety of consumer products, primarily by means of televised shopping programs using an auction-based format. Prior to May 12, 2005, Telewest owned approximately 49.9% of sit-up.

The acquisition of the controlling interest was funded with proceeds from borrowings of £110 million under senior secured facilities of the Company’s Flextech subsidiaries. Subsequent to the acquisition of the controlling interest on May 12, 2005, sit-up is treated as a consolidated subsidiary of Telewest and sit-up’s results of operations have been consolidated with Telewest’s. Prior to that date, Telewest accounted for its investment in sit-up using the equity method of accounting. Telewest has recorded the acquisition of sit-up as a step acquisition, and accordingly, sit-up’s assets and liabilities have been recorded at amounts equal to (1) 50.1% of estimated fair value at the date of acquisition plus (2) 49.9% of historical carrying value. The £30 million excess of purchase price over the estimated fair value of 50.1% of sit-up’s assets and liabilities combined with Telewest’s historical equity method goodwill of £48 million have been recorded as goodwill in the accompanying consolidated balance sheet.

Telewest’s total investment in sit-up of £161 million is comprised of £58 million of its historical equity method investment, including goodwill and net of related deferred tax liability of £5 million, and £103 million representing the purchase price of the remaining 50.1% interest. This total investment has been allocated to sit-up’s assets and liabilities as follows:

£ million
Current assets, including cash and cash equivalents of £37 million	51
Property and equipment	6
Intangible assets subject to amortization:
Superior to market contracts	45
Trade names	15
Intangible assets not subject to amortization:
Goodwill	78
Other liabilities	(34)
161

We completed the evaluation of the fair values of sit-up’s intangible assets and liabilities in the fourth quarter of 2005. As a result of completing our evaluation we recorded superior to market contracts of £45 million and trade names of £15 million and reduced goodwill by £60 million. We also recognised amortisation of these intangible assets of £7 million in respect of the period from the date of acquisition to December 31, 2005 in the fourth quarter of 2005.

At the date of acquisition of the controlling interest in sit-up, the investment was not deemed to be permanent in nature as the Company was considering disposal of its content assets. As a result, the Company continued to recognize a deferred tax liability in respect of its investment in the issued equity of sit-up. Subsequent to the acquisition of a controlling interest in sit-up the investment was deemed to be permanent in nature, therefore the deferred tax liability related to the Company’s investment in sit-up’s issued equity was derecognized at that time. The deferred tax liability related to the investment in sit-up’s issued equity has been treated as a reduction in the deemed consideration paid for sit-up as disclosed above.

Subsequent to the acquisition of the controlling interest in sit-up, 1,000,000 contingently redeemable preference shares were issued by sit-up to certain of its key management personnel for consideration of £12 million. These shares are contingently redeemable over the next two years, 500,000 in 2006 and 500,000 in 2007. These preference shares are recorded as liabilities of £12 million in the Company’s consolidated balance sheet.

The redemption value of these contingently redeemable preference shares in 2005 of £12 million have been determined under the terms of the subscription agreement. The redemption value is based on the financial performance of sit-up in 2005. The redemption value of the preference shares contingently redeemable in 2006 has been determined under the terms of the subscription agreement. The redemption value of the preference shares contingently redeemable in 2007 will be calculated with reference to the financial performance of sit-up in 2006. We have classified these preference shares as liabilities as the Company is obligated to redeem the shares under the terms of the subscription agreement for the shares.

The following unaudited pro forma information for Telewest and its consolidated subsidiaries for the year ended December 31, 2005 was prepared assuming the acquisition of sit-up and the related financing occurred on January 1, 2005, for the year ended December 31, 2005. These pro forma amounts are not necessarily indicative of operating results that would have occurred if the acquisition of sit-up had occurred on January 1, 2005.

Pro forma Consolidated Statements of Operations

Year ended December 31, 2005
(amounts in £ millions, except share and per share data)	Reorganized Company
Revenue
Consumer Sales Division	1,009
Business Sales Division	251

Total Cable Segment	1,260
Content Segment	132
sit-up Segment	240

Total revenue	1,632

Operating expenses
Cable segment expenses	283
Content segment expenses	85
sit-up segment expenses	177
Depreciation	400
Amortization of intangible assets	47
Selling, general and administrative expenses	508
Merger related fees	6

1,506

Operating income	126
Other income/(expense)
Interest income	22
Interest expense (including amortization of debt discount)	(153)
Foreign exchange losses, net	(10)
Share of net income of affiliates	19
Other, net	4

Income before income taxes	8
Income taxes	(2)

Net income	6

Basic and diluted earnings per share of common stock	£0.02
Weighted average number of shares of common stock—(millions)	245

Pro forma adjustments reflect revenue of £74 million, segment expenses of £55 million, depreciation of £1 million and SG&A of £17 million for sit-up for the period January 1, 2005 to May 11, 2005. Interest income of zero and interest expense of £2 million have been adjusted to reflect the interest income earned by sit-up during the above period and the additional interest expense that would have been incurred by Telewest to fund the acquisition at January 1, 2005. Share of net income of affiliates has been adjusted by £1 million to reverse the equity accounting of sit-up for the period presented.

Comparable pro forma financial information for the year ended December 31, 2004 has not been presented since such pro forma information would not be meaningful as a result of the financial restructuring of the Predecessor Company during 2004.

7.    Financial instruments

Derivative instruments

The Group holds derivative instruments solely to mitigate specific risks and does not hold such instruments for trading purposes. During 2005 and 2004, the Group used derivatives to mitigate the risks of variable rate debt and exchange rate movements upon its bank facilities.

Interest rate swaps

To qualify for the application of hedge accounting, a derivative instrument must be highly effective in mitigating an underlying hedged risk and must be designated as a hedge. Effectiveness is tested by comparing the movements in fair value of a derivative instrument with the hypothetical movements in fair value of an instrument that would perfectly mitigate the underlying risk. To qualify for hedge accounting the movements in fair value of an instrument must remain within an acceptable range of between 80% and 125% of the hypothetical movements in fair value of a perfect hedge. The Group’s interest rate swap contracts entered into in the fourth quarter of 2004 qualified for hedge accounting under SFAS 133 from March 1, 2005 and were designated as hedges with effect from that date. Consequently, changes in their fair value were accounted for in the Statement of Operations for 2004 and January and February 2005, and through other comprehensive income when hedge accounting was effective from March 1, 2005. Two additional interest rate swaps executed in the second quarter of 2005 also qualified for hedge accounting under SFAS 133 from the date of their execution and were designated as hedges and changes in their fair values were accounted for through other comprehensive income when hedge accounting was effective.

The signing of an Agreement and Plan of Merger with NTL on October 2, 2005 led the Group to re-assess the likelihood of the underlying forecasted debt interest payments occurring. The Group reduced its estimate of the likelihood of the underlying forecasted debt interest payments occurring, from probable to less than probable. Based on that assessment the Group discontinued accounting for the interest rate swaps as hedges with effect from that date. As a result, changes in the fair value of the instruments previously designated as cash flow hedges are now accounted for as a component of net income rather than other comprehensive income. At October 2, 2005 these instruments had a total fair value of £38 million payable by the Group. The accumulated balance recorded in other comprehensive income in respect of these instruments was a £7 million loss and a net loss of £1 million had been recognized in interest expense during the year ended December 31, 2005, representing the ineffective component of the hedges. The accumulated balance recorded in other comprehensive income was deferred to be reclassified into earnings as the forecasted debt interest payments affect earnings or whenever the Group assesses that it is probable that the forecasted debt interest payments will not occur.

In December 2005 the Group re-assessed the likelihood of the forecasted debt interest payments occurring. It was concluded that it was probable that forecasted debt interest payments subsequent to March 1, 2006 would not occur due to the proposal that all of the Company’s debt be repaid should the proposed merger with NTL be executed. Accordingly the accumulated other comprehensive income balance of £7 million, which related to those forecasted payments was immediately reclassified into earnings.

Cross-currency swaps

The Group’s cross-currency swaps are not designated as hedges. Changes in the fair value of cross currency swaps are accounted for in the Statement of Operations as a component of foreign exchange losses.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate risk exposure.

US Dollar-denominated debt and Euro-denominated debt

On December 30, 2004, the Group undertook US$150 million and Euro 100 million of bank debt as part of re-financing the then existing amended senior secured credit facility. These non-sterling debts are interest bearing on floating US and Euro indices.

On December 30, 2004, the Group entered into cross-currency swaps totalling US$150 million and Euro100 million. These swaps are floating-floating swaps, enabling the Group to pay pounds sterling in receipt of US dollars and Euros, thus mitigating the foreign exchange exposure arising as a result of the new senior term facilities (as described in note 14).

Effective	Maturities	Notional	Receives	Pays

12/30/2004	12/31/2012- 12/31/2013	US$150m	3 month US LIBOR+2.25%-2.75%	3 month GBP LIBOR+2.5145%-3.0605%

12/30/2004	12/31/2012- 12/31/2013	Euro100m	3 month EURIBOR+2.375%-2.875%	3 month GBP LIBOR+2.685%-3.2605%

Variable Rate Debt

As described in note 14 to the consolidated financial statements, the Group has Senior Term Facilities and a Second Lien Facility with a syndicate of banks. Draw downs under the Senior Term Facilities and Second Lien Facility bear interest at rates between 1.50% (ratchet permitting) and 4.00% above LIBOR, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group mitigates some of its interest rate risk on its Senior Term Facilities through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Group’s exposure to movements in sterling interest rates on its sterling-denominated bank debt. The interest rate swaps can be summarised as follows:

Effective	Maturities	Notional	Receives	Pays
10/15/2004- 05/12/2005	10/15/2007- 06/30/2009	£1,060m	3 month LIBOR	4.8150%-6.3075%
10/15/2007	01/15/2008	£1,000m	3 month LIBOR	4.6600%

Fair Value of financial instruments

The Company’s financial instruments include cash, receivables, payables, debt, interest rate swaps and cross currency rate swaps. The Company has recorded all financial instruments at their respective fair values and therefore there is no difference between the carrying amount and fair value. The estimated fair values of the financial instruments are based on quotations received from independent third-party financial institutions and represent the net amounts receivable or payable to terminate the positions as of December 31, 2005.

Concentration of credit risk

The Group may be exposed to potential losses due to the credit risk arising of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However, such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

8.    Other receivables

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
Interconnection receivables	2	3
Accrued income	27	27
Other	7	3
	36	33

Accrued income primarily represents telephone calls made by Consumer Sales Division and Business Sales Division customers that have not been billed as of the end of the accounting period. The period of time over which billings have not been raised varies between two days and four weeks.

9.    Investments

The Group has investments in affiliates accounted for under the equity method at December 31, 2005 and 2004. The principal investments are as follows:

Percentage ownership at December 31, 2005 Reorganized Company
Front Row Television Limited	50.0%
UKTV joint venture companies	50.0%

Percentage ownership at December 31, 2004 Reorganized Company
Front Row Television Limited	50.0%
sit-up Limited	30.9%
UKTV joint venture companies	50.0%

On May 12, 2005, Telewest acquired a controlling interest in sit-up Limited. sit-up Limited has been consolidated with effect from that date. Prior to May 12, 2005, Telewest owned approximately 49.9% of sit-up.

Summarized combined financial information for the Company’s affiliates, which operate principally in the cable television, broadcasting and interactive media industries is as follows:

	At December 31,
	2005	2004
	£ million	£ million
Combined financial position
Current assets	107	66
Non-current assets, net	15	21

Total assets	122	87

Current liabilities	55	26
Non-current liabilities	139	153
Redeemable preference shares	33	33
Accumulated deficit attributable to stockholders	(105)	(125)
Total liabilities and accumulated deficit	122	87

	Year ended December 31,
	2005	2004	2003
	£ million	£ million	£ million
Combined operations
Revenue	189	176	154
Operating expenses	(130)	(131)	(124)

Operating income	59	45	30
Other expenses and taxes	(25)	(23)	(19)
Net income	34	22	11

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
The Group’s investments in affiliates are comprised as follows
Loans and redeemable preference shares	169	184
Share of net assets and goodwill(1)	112	120
	281	304

(1)	The share of net assets and goodwill for the year ended December 31, 2004, includes a fresh-start reporting valuation of £112 million as at July 1, 2004. Investments have subsequently been accounted for using the equity method for the six months ended December 31, 2004 and year ended December 31, 2005.

In accordance with the joint venture agreements between Flextech Broadband Limited and BBC Worldwide, the Company recognises 100% of losses for those companies which represent UKTV.

10.    Property and equipment

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
Land and buildings	80	76
Cable and ducting	2,422	2,310
Electronic equipment	740	632
Other equipment	174	156
	3,416	3,174
Less: Accumulated depreciation	(594)	(200)
Property and equipment, net	2,822	2,974

During the year ended December 31, 2005, the Company entered into £13 million (2004: £9 million) of capital leases in respect of sale and leaseback arrangements for network equipment and motor vehicles. Included in this £13 million of capital leases is zero (2004: £4 million) of non-cash transactions, the remaining £13 million (2004: £5 million) is presented as proceeds from sale and leaseback in the Company’s consolidated statement of cash flows.

11.    Intangible assets

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
Customer lists and relationships	298	298
Trade names (not subject to amortization)	34	34
Trade names (subject to amortization)	15	—
Superior to market contracts	45	—
	392	332
Less: Accumulated amortization	(62)	(18)
Intangible assets, net	330	314

Trade names (not subject to amortization) are deemed to have indefinite lives and, therefore, are not amortized. The carrying value of these trade names is subject to an annual impairment review or more frequently should events occur that indicate that impairment is likely. Customer lists and relationships are being amortized over a period of eight years from fresh-start date, July 1, 2004, which represents the estimated customer life as determined at fresh-start.

Trade names (subject to amortization) are being amortized over nine years from May 12, 2005, the date of acquisition of our controlling interest in sit-up.

Superior to market contracts are amortized over a period of five to six years in accordance with the terms of the contracts.

The following table reflects the estimated amortization of existing intangible assets over the periods indicated:

Years ending December 31,	£ million
2006	48
2007	48
2008	48
2009	48
2010	43
Thereafter	61
296

The Reorganized Company also conducted a review for potential impairment of trade names, which were deemed to have indefinite lives at July 1, 2004, the date of adoption for fresh-start reporting. The impairment reviews have been conducted based on after-tax cash flows using a relief from royalty methodology. The impairment reviews concluded that there was no evidence of impairment to trade names.

12.    Reorganization value in excess of amounts allocable to identifiable assets and goodwill

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
Reorganization value in excess of amounts allocable to identifiable assets	421	425
Goodwill arising on purchase of sit-up (see note 6)	78	—
	499	425

During the fourth quarter of 2005, the Reorganized Company conducted a step 1 impairment review of goodwill for each of its reporting units (Cable, Content and sit-up). The step 1 review compared independent third party valuations of each reporting unit to the fully allocated net asset value (including goodwill) of each reporting unit. The step 1 impairment review concluded that the fair value of each reporting unit exceeded its fully allocated net asset value (including goodwill). Therefore no evidence of a potential impairment to goodwill existed.

The changes in the carrying amounts of reorganization values in excess of amounts allocable to identifiable assets and goodwill for the years ended December 31, 2005 and 2004 by reporting unit are as follows:

	Cable	Content	sit-up	Total
	£ million	£ million	£ million	£ million
Balance at July 1, 2004 and December 31, 2004—Reorganized Company	313	112	—	425
Unprovided tax contingency at fresh-start	1	—	—	1
Reduction in valuation allowance	(5)	—	—	(5)
Acquisition of sit-up	—	—	78	78
Balance at December 31, 2005—Reorganized Company	309	112	78	499

13.    Other current liabilities

Other current liabilities are summarized as follows:

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
Deferred income	128	111
Accrued construction costs	25	38
Accrued programming costs	25	24
Accrued interconnect costs	12	13
Accrued interest	25	5
Accrued staff costs	26	25
Accrued expenses	49	48
VAT payable	29	26
Interest rate swap liability	36	41
Payroll taxes	6	7
Unfavorable leases	25	26
Subsidiary contingently redeemable preference shares	6	—
Corporation tax	8	—
Other current liabilities	52	60
	452	424

The Company’s subsidiary sit-up issued 1,000,000 preference shares in 2005. These preference shares are recorded as liabilities of £12 million in the Company’s consolidated balance sheet, of which £6 million is included in other current liabilities and £6 million in other liabilities. For a discussion of the nature, terms and obligations attached to these shares see note 6.

14.    Debt

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million	£ million
TCN Group bank facilities	55	20
Flextech Group bank facilities	12	—
Other debt	3	1

Debt repayable within one year	70	21
TCN Group bank facilities repayable after more than one year	1,634	1,680
Flextech Group bank facilities repayable after more than one year	90	—
Other debt repayable after more than one year	2	6
Total debt	1,796	1,707

TCN Group bank facilities

On December 21, 2004, our subsidiaries Telewest Communications Networks Ltd (“TCN”) and Telewest UK executed a Senior Facilities Agreement (the “Senior Facilities Agreement”) and a Second Lien Facility Agreement (the “Second Lien Facility Agreement”), together with the Senior Facilities Agreement, (“the Facilities Agreements”) for new £1,800 million credit facilities (consisting of £1,450 million Senior Term Facilities (the “Senior Term Facilities”), a £100 million revolving facility (the “Revolving Facility”) together with the Senior Term Facilities (the “Senior Facilities”) and a £250 million Second Lien Facility (the “Second Lien Facility”), and together with the Senior Facilities (the “Facilities”). Drawings under the Senior Term Facilities and the Second Lien Facility together with cash on hand were used to repay all outstanding borrowings under the Group’s old £2,030 million amended senior secured credit facility. The Revolving Facility was not drawn down at December 30, 2004 and remained undrawn at December 31, 2005. TCN and Telewest Global Finance LLC are the primary borrowers under the new Facilities, which are guaranteed by Telewest UK and several of TCN’s subsidiaries (the “Guarantors”).

All capitalized terms not defined have the meaning given to them in the Facilities Agreements.

The Facilities comprise of the following five tranches:

(a) A 7-year amortizing term loan facility of £700,000,000, drawn in pounds sterling in a single drawing, amortizing semi-annually starting June 30, 2005 (“Tranche A”). All of Tranche A was drawn down at December 30, 2004 and £680,000,000 remains outstanding at December 31, 2005 (2004—£700,000,000);

(b) An 8-year repayment multi-currency term loan facility of £425,000,000, drawn in Euro, U.S. Dollars and pounds sterling in a single drawing, payable in two equal installments 7 1/2 and 8 years after the date on which the Senior Facilities were entered into (the “Closing Date”) (“Tranche B”). All of Tranche B was drawn down at December 30, 2004 and remains outstanding at December 31, 2005;

(c) A 9-year repayment multi-currency term loan facility of £325,000,000, drawn in Euro, U.S. Dollars and pounds sterling in a single drawing, payable in two equal installments 8 1/2 and 9 years after the Closing Date (“Tranche C”). All Tranche C was drawn down at December 30, 2004 and remains outstanding at December 31, 2005;

(d) A 7-year revolving loan facility in a maximum amount of £100,000,000, available in pounds sterling. The Revolving Facility has not yet been drawn down. The revolver may be drawn down by TCN upon giving five working days notice to the Lender. The drawdown may not exceed the available facility and must be greater than £5,000,000. TCN shall give notice as to the duration of the drawdown and shall ensure that there is a period of at least five consecutive working days in each annual period where the revolver is not drawn; and

(e) A 9 1/2-year bullet repayment second lien term loan facility of £250,000,000, drawn in pounds sterling in a single drawing, payable 9 1/2 years after the Closing Date. All of the Second Lien Facility was drawn down at December 30, 2004 and remains outstanding at December 31, 2005;

Any prepayment of the Second Lien Facility within twelve months after the Closing Date (“Non-Call Period”) will be subject to payment of a make-whole premium based on customary market standards. The provision compensates the lender for early repayment by increasing the repayment premium from 102% at the first anniversary of the facility, up to a maximum of 105% depending on how early the payment is made prior to the first anniversary of the facility. After the end of the Non-Call Period, prepayment may be made in whole or in part, subject to a prepayment premium equal to the following percentages of the principal amount of the Second

Lien Facility being prepaid: (i) 2.00% prior to the second anniversary of the Closing Date, (ii) 1.00% after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, and (iii) 0.00% thereafter.

Tranches A, B and C and the Revolving Facility bear interest at a rate of (a) EURIBOR (for any Euro-denominated advance) or LIBOR (for any advance denominated in another currency) plus (b) the applicable cost of complying with any reserve requirements plus an applicable margin. The applicable margin for Tranche A and the Revolving Facility is 2.25%, for Tranche B 2.50% and for Tranche C 3.00%. Amounts denominated in US Dollars or Euros will bear interest at 0.25% and 0.125%, respectively, less than the relevant pounds sterling margin. The applicable margin for the Second Lien Facility is 4.00%.

In addition, the applicable margin for Tranche A and the Revolving Facility is subject to a margin ratchet, from and after the first quarter date occurring at least six months after the Closing Date, based upon the ratio of Consolidated Net Borrowings to Consolidated Annualized TCN Group Net Operating Cash Flow ranging between 1.50% (ratchet permitting) and 2.25%. The applicable margin for Tranche B is subject to a margin ratchet such that, from and after the first quarter date occurring at least 6 months after the closing date on which the ratio of Consolidated Net Borrowings to Consolidated Annualized TCN Group Net Operating Cash Flow (each of the above terms to be defined in the Senior Facilities Agreement) is less than or equal to 3.0 to 1.0, the Tranche B margin shall be reduced by 25 basis points.

Guarantees

With effect from the Closing Date, each guarantor under the Facilities irrevocably and unconditionally guarantees, jointly and severally, the due and punctual payment by each of the borrowers of all sums payable under the Facilities Agreements. The guarantors are further required to promptly pay on demand such amounts which any borrower is liable to pay or has become due and payable under the Facilities Agreements but has not been paid.

Events of default

The Facilities Agreements are subject to customary events of default including; non-payment of sums due under the Facilities, breach of covenants, material misrepresentations, cross default of certain other indebtedness, certain events of insolvency or bankruptcy, repudiation, unlawfulness, compliance with terms of applicable intercreditor deeds, and the occurrence of certain events likely to have a material adverse effect on our business. Upon the occurrence of an event of default, our ability to borrow under the Facilities may be terminated and we may be required to immediately repay all amounts outstanding under the Facilities.

Maturity profile

The aggregate principal repayments required in each of the years ending December 31, 2006 through 2009 are as follows:

Years ending December 31,	£	millions	€	millions	$	millions	£	millions
2006		55		—		—		55
2007		90		—		—		90
2008		135		—		—		135
2009		160		—		—		160
2010		160		—		—		160
Thereafter		933		100		150		1,089
		1,533		100		150		1,689

Flextech Group bank facilities

On May 10, 2005, the Company’s Flextech subsidiaries entered into a new senior secured bank facility to finance the acquisition of sit-up, (the “Flextech Group bank facilities”).

This facility consisted of £110 million in term loans, which were fully drawn in connection with the acquisition and a £20 million revolving credit facility, which was undrawn at December 31, 2005. The term loans are to be repaid in semi-annual installments commencing December 31, 2005, with final maturity on June 30, 2009. The balance outstanding on December 31, 2005 was £102 million. Interest rates on the facility start at 1.75% above LIBOR with leverage ratchets down to 1% above LIBOR. The facility is secured by the assets of certain Flextech subsidiaries and sit-up along with Telewest’s 50% share of the issued equity of UKTV.

Maturity profile

The aggregate principal repayments required in each of the years ending December 31, 2006 through 2009 and thereafter are as follows:

Years ending December 31,	£	million
2006		12
2007		30
2008		30
To final maturity in 2009		30
		102

Old Amended Senior Secured Credit Facility

On July 15, 2004, certain subsidiaries of the Company entered into a series of agreements comprising an amendment to the senior secured credit facility of the Predecessor Company. TCN was the primary borrower under the amended senior secured credit facility. On July 15, 2004, committed facilities of £2.03 billion were obtained, of which £1.84 billion were fully drawn.

All outstandings under this amended senior secured credit facility were repaid with the proceeds of the Senior Term Facilities, the Second Lien Facility and cash on hand.

15.    Income taxes

The provisions for income taxes are summarized as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Six months ended June 30, 2004	Year ended December 31, 2003
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company
	£ million		£ million
Current tax (expense)/benefit	(1)	—	—	7
Deferred tax expense	(1)	—	(1)	(23)
	(2)	—	(1)	(16)

A reconciliation of income taxes determined using the statutory UK rate of 30% (2004 and 2003: 30%) to the effective rate of income tax is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Six months ended June 30, 2004	Year ended December 31, 2003
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company
	%	%	%	%
Corporate tax at UK statutory rates	30	30	30	30
US tax on interest income	54
Non-deductible expenses	62	—	(16)	(3)
Income not taxable	(8)	—	—	—
Prior year adjustment related to consortium relief from affiliates	(23)	—	—	40
Impact of income from affiliates	(62)	—	—	—
Change in valuation allowance	(23)	(30)	(15)	(77)
Other	(15)	—	—	—
Effective rate of taxation	15	—	(1)	(10)

There has been a reduction in the deferred tax assets and a corresponding reduction in the valuation allowance of £61 million which appears net in the rate reconciliation above, following a reduction in the net operating losses (“NOLs”) initially recorded at the fresh start date, July 1, 2004. There is still a full valuation allowance provision against the UK deferred tax assets except where those assets can be offset against the UK deferred tax liabilities.

Deferred income taxes and liabilities at December 31, 2005 and 2004 are summarized as follows:

	At December 31,
	2005	2004
	Reorganized Company	Reorganized Company
	£ million
Deferred tax assets relating to:
Fixed assets	769	698
Net operating loss carried forward	354	447
Capital losses	687	840
Other	24	16

Total deferred tax assets	1,834	2,001
Valuation allowance	(1,733)	(1,906)

Net deferred tax assets	101	95
Deferred tax liabilities relating to:
Intangible assets	(99)	(94)
Other	—	(1)
Investments in affiliates	(98)	(105)

Total deferred tax liabilities	(197)	(200)

	(96)	(105)
Current deferred tax asset	2	—
Deferred tax liability	(98)	(105)
	(96)	(105)

At December 31, 2005 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,180 million (2004: £1,490 million) available to relieve against future income. As described above, there was a change in NOLs that existed at fresh start and in the related valuation allowance, which has been reflected in the current period against the reorganization excess. From December 31, 2003 to June 30, 2004, the valuation allowance of the Predecessor Company increased by £19 million (2003: From December 31, 2002 to December 31, 2003, the valuation allowance increased by £128 million). The valuation allowance of the Reorganized Company decreased from £1,906 million at December 31, 2004 to £1,733 million at December 31, 2005 (2004: The valuation allowance of the Reorganized Company was established at £1,890 million on July 1, 2004 and increased to £1,906 million at December 31, 2004). Any initial recognition of the underlying tax assets (by elimination of the valuation allowance set up at fresh-start) has been allocated to reorganization excess.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

16.    Stockholders’ equity

The Company issued one share on its incorporation on November 12, 2003. During the year ended December 31, 2004, the Company issued 245,000,000 shares of common stock with a par value of US$0.01 each, in connection with the financial restructuring of the Predecessor Company. The then equity value of the Company of £1,949 million established additional paid-in capital of £1,948 million. During the six months ended December 31, 2004, the Company issued an additional 80,628 shares of common stock in connection with restricted stock granted to employees. During the year ended December 31, 2005 the Company issued 927,268 shares of common stock in connection with the exercise of share options and grants of restricted stock. The total number of shares outstanding as at December 31, 2005 was 246,007,897 (2004: 245,080,629). Consolidated retained earnings includes £18 million in respect of the Company’s share of undistributed earnings of affiliates accounted for using the equity method. It is the Company’s policy not to pay dividends on its shares of common stock. There are no restrictions over the rights attaching to our shares of common stock.

NTL Incorporated (“NTL”), Telewest and Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of NTL, or Original Merger Sub, entered into an agreement and plan of merger, or the original merger agreement, on October 2, 2005. On December 14, 2005, NTL, Telewest, Original Merger Sub and Neptune

Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of Telewest, or Merger Sub, amended and restated the original merger agreement. There is no change to the economics of the transaction or to the proposed management of the combined company as a result of the amendment and restatement of the original merger agreement. The amended and restated merger agreement was further amended by amendment no. 1 thereto, dated as of January 30, 2006, or amendment no. 1 to the merger agreement. The amended and restated agreement and plan of merger, as so amended, is sometimes referred to in this joint proxy statement/prospectus as the merger agreement.

Under the merger agreement, Telewest, which currently trades on NASDAQ under the symbol “TLWT,” will file a second restated certificate of incorporation, or the charter amendment, to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest common stock existing immediately after the effective time of the reclassification, or Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest Class B redeemable common stock, or Telewest redeemable common stock. At the effective time of the merger of Merger Sub with NTL, or the merger, which will occur immediately following the effective time of the reclassification, (i) each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest, and (ii) each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock. The number of shares of combined company common stock into which shares of Telewest common stock will be reclassified and into which shares of NTL common stock will be converted in the merger has been determined on the same basis as contemplated by the original merger agreement, but adjusted as if NTL had undertaken a 2.5-for-1 stock split, or the stock split. Upon completion of the merger, Telewest stockholders will own approximately 25% and NTL stockholders approximately 75% of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants. Upon completion of the merger, NTL will be wholly owned by Telewest. NTL common stock, which currently trades on NASDAQ under the symbol “NTLI,” will be delisted. Immediately after the effective time of the merger, Telewest will change its name to “NTL Incorporated” and Telewest’s ticker symbol will be changed to “NTLI,” although it will initially trade under the ticker symbol “NTLID.”

17.    Stock-based compensation

Reorganized Company

The Telewest 2004 Stock Incentive Plan, (the “Plan”), was adopted by the board of directors on June 2, 2004 and approved by the sole stockholder on July 5, 2004.

The Plan provides for the grant of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units and Share Awards (each as defined in the Plan). The aggregate number of shares of our common stock that may be subject to option grants or awards under the Plan is 24,500,000, subject to adjustment upon the occurrence of certain enumerated corporate transactions including, 30% or more of the combined voting power of the group being acquired by a particular beneficial owner, consummation of a merger or consolidation of the group effected under certain pre-determined conditions, a change of the majority of the board of directors currently serving or the approval of a plan by stockholders of complete liquidation or dissolution. An individual may not be granted options to purchase or be awarded more than 4,000,000 shares of our common stock in any one fiscal year. Certain deferred tax liabilities are payable in the U.S. and do not support the realization of deferred tax assets in the UK.

Persons eligible to receive grants or awards under the Plan include employees, directors and independent contractors of Telewest and its divisions and subsidiaries and parent corporations and other affiliates. The term of an Incentive Stock Option under the Plan may not exceed 10 years from the date of the grant and the term of a Non-Qualified Stock Option under the Plan may not exceed 11 years from the date of the grant.

Under the fair value recognition provisions of SFAS 123, stock-based compensation expense is measured at the grant date using a Black-Scholes model. Awards with graded vesting are treated as separate awards and accordingly the fair value is separately measured based on the different expected lives for the awards that vest each year. The compensation cost is recognized using the graded-vesting attribution method.

The Company makes the following assumptions when measuring grant date fair value of stock-based compensation awards:

Risk free interest rate—The risk free interest rate is assumed to be equal to the yield on zero coupon United States Treasury Bills on grant date.

Expected life of stock options—Options are assumed to have an expected life equal to the vesting period plus six months for awards that vest within two years of grant date. All other options are assumed to have an expected life equal to the vesting period plus one year.

Expected volatility—expected volatility of the share price of the Company over the expected life of an option is assumed to be equal to the average of volatilities of a comparator group consisting of BT Group PLC, Comcast Corporation, British Sky Broadcasting Group PLC and Vodafone Group PLC.

Expected dividends—The Company does not expect to pay a dividend on its common stock at any time during the expected life of any outstanding option.

Performance conditions—The Company assumes the performance criteria within its option plans will be met. The performance conditions within the Group’s option plans are based on performance against annual budgets for each year of vesting under the graded-vesting arrangements.

The Reorganized Company has recognized £12 million of stock-based compensation expense during the year ended December 31, 2005 (2004: £6 million), as a result of awards granted over 10,214,322 shares of the Company’s common stock.

The following tables summarize information about the Company’s option, restricted stock and stock appreciation rights plans outstanding at December 31, 2005:

Stock options

	Stock options
Exercise price (US$)	0.01	(1)	13.70 (1)	13.70	(2)	13.70 (3)	16.00 (2)	16.00	(1)	22.58	(2)	22.58	(3)	22.58	(1)	TOTAL
Number of options/restricted stock outstanding at beginning of year	911,117		7,653,629	11,711		900,969	—	—		—		—		—		9,477,426
Granted	15,353		28,378	—		—	240,880	42,278		154,977		32,521		6,214		520,601
Exercised	(86,609)		(635,443)	(2,342)		(98,838)	(29,621)	(2,207)		—		—		—		(855,060)
Forfeited	—		(171,404)	—		(17,020)	(10,000)	—		—		—		—		(198,424)
Number outstanding at end of year	839,861		6,875,160	9,369		785,111	201,259	40,071		154,977		32,521		6,214		8,944,543
Exercisable at end of year	128,675		2,265,326	—		259,685	16,554	6,247		30,828		—		—		2,707,315
Weighted average remaining contractual life (years)	9.5		9.5	9.5		9.5	10.1	10.4		10.5		10.7		10.8
For stock options granted in the year:
Weighted average fair value at grant date (US$)	19.33		5.73	—		—	4.88	7.42		7.41		6.44		6.56
Weighted average fair value at grant date (£)	10.67		3.06	—		—	2.61	3.99		4.21		3.57		3.72
Weighted average share price at grant date (US$)	19.34		16.00	—		—	16.00	20.14		22.58		22.01		22.66
Weighted average expected life (years)	3.1		3.3	—		—	3.4	3.0		3.9		3.7		3.5
Weighted average expected volatility (%)	32		35	—		—	36	31		35		32		30
Weighted average risk-free rate (%)	3.5		3.4	—		—	3.4	3.7		3.8		4.0		4.5

(1)	Stock options with exercise price below market price on date of grant.

(2)	Stock options with exercise price equal to the market price on date of grant.

(3)	Stock options with exercise price above market price on date of grant.

	Restricted Stock	Stock Appreciation Rights	(4)
Number outstanding at beginning of year	325,628	—
Granted	94,267	—
Exchanged(4)	(245,000)	245,000
Forfeited	(5,176)	—
Number outstanding at end of year	169,719	245,000
For restricted stock/stock appreciation rights granted/exchanged in the year:
Weighted average fair value at date of grant (US$)	16.05	17.68
Weighted average fair value at date of grant (£)	8.58	9.41

All restrictions over grants of restricted stock expire during 2007.

(4)	On April 1, 2005, the Company entered into definitive employment and equity agreements with B. R. Elson, its Acting Chief Executive Officer. In connection with the execution of the employment agreement, Mr. Elson and the Company also agreed to substitute an award of 245,000 stock appreciation rights for the 245,000 shares of restricted stock previously granted to Mr. Elson on July 16, 2004. The stock appreciation rights vest quarterly in arrears over a 3-year period commencing on July 1, 2004. On July 19, 2008 or Mr. Elson’s termination of employment, whichever is earlier, each vested stock appreciation right shall be converted into a stock unit and Mr. Elson will be paid, for each stock unit, an amount of cash equal to the fair market value of a share of the Company’s common stock on the payment date. Upon the grant of the stock appreciation rights, the grant of restricted stock made to Mr. Elson on July 16, 2004 was cancelled. As at December 31, 2005 the Company has recognised a liability of £3 million in respect of this stock appreciation rights arrangement.

The grant date fair values of options, restricted stock and stock appreciation rights have been translated to pounds sterling (£) at the US$ to £ exchange rate prevailing on the date of each grant.

The following table summarizes information about the Company’s option and restricted stock plans outstanding at December 31, 2004:

	Stock options
Exercise price (US$)	13.70	(1)	13.70	(2)	13.70	(3)	0.01	(1)	Restricted stock
Number of options/restricted stock outstanding at beginning of year	—		—		—		—		—
Granted	7,924,350		11,711		900,969		939,778		325,628
Exercised	—		—		—		—		—
Forfeited	(270,721)		—		—		(28,661)		—
Number of options/restricted stock outstanding at end of

year	7,653,629		11,711		900,969		911,117		325,628
Exercisable options at end of year	345,000		—		—		25,000		—
Weighted average fair value at grant date (US$)	4.21		4.36		2.93		13.74		13.73
Weighted average fair value at grant date (£)	2.25		2.35		1.57		7.33		7.33
Weighted average share price at grant date (US$)	13.77		13.70		12.42		13.75		N/A
Weighted average remaining contractual life (years)	10.5		10.5		10.5		10.5		N/A
Weighted average expected life (years)	3.2		3.5		2.9		3.6		N/A
Weighted average expected volatility (%)	38		38		35		41		N/A
Weighted average risk-free rate (%)	3.0		3.2		2.8		3.1		N/A
Weighted average expected dividend yield (%)	0.0		0.0		0.0		0.0		N/A

(1)	Stock options with exercise price below market price on date of grant.

(2)	Stock options with exercise price equal to the market price on date of grant.

(3)	Stock options with exercise price above market price on date of grant.

The fair value of options and restricted stock has been translated to pounds sterling (£) at the US$ to £ exchange rate prevailing on the date of each grant.

On October 2, 2005, NTL Incorporated, a Delaware corporation (“NTL”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of NTL (“Merger Subsidiary”). The Merger Agreement provides among other things that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into Telewest, with Telewest continuing as the surviving corporation and a wholly owned subsidiary of NTL (the “Merger”). The terms of the Company’s stock option, restricted stock and stock appreciation rights agreements for certain employees contain provisions that provide for acceleration of vesting of outstanding unvested stock awards on the occurrence of an “acceleration event.” The Merger represents an acceleration event as defined by the terms of these agreements and therefore upon consummation of the Merger, the Company will accelerate vesting of outstanding unvested stock for certain employees. The impact of accelerated vesting would be to increase stock-based compensation expense during the period in which the Merger is consummated as compared to stock-based compensation expense in the year ended December 31, 2005.

Predecessor Company

At June 30, 2004, the Predecessor Company operated five types of employee stock-based compensation plans: the Executive Share Option Schemes (“ESOS”), the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

Following the sanction of the scheme of arrangement of the Predecessor Company, the holders of options granted under the Predecessor Company’s ESOS, Sharesave Schemes and part of the EPP were entitled to exercise their options (and acquire Telewest Shares) within the time periods specified in the rules of each scheme. These time periods ranged from a minimum of one month to a maximum of six months from the date that the scheme of arrangement was sanctioned by the High Court of England and Wales. To the extent that holders of options granted under the Predecessor Company’s Sharesave Schemes wished to exercise their options, the number of Telewest Shares available for subscription were restricted to those that could be subscribed for with the proceeds of their saving contracts at the date of exercise. Options that were not exercised within the time periods specified in the relevant rules lapsed.

Share awards granted under the Predecessor Company’s RSS, the remainder of the EPP and LTIP vested and were released in full. The Telewest shares used to satisfy those awards were held either in the Telewest 1994 Employees’ Share Ownership Plan (the “Trust”) or were issued by Telewest on the vesting of the share awards.

During the six months ended June 30, 2004 and the year ended December 31, 2003, no options or awards were granted over any ordinary shares of the Predecessor Company.

If the Predecessor Company had applied the provisions of SFAS 123, the Predecessor Company’s net loss would have been reported as the pro forma amounts indicated below:

	Six months ended June 30, 2004	Year ended December 31, 2003
	Predecessor Company	Predecessor Company
	£ million	£ million
Net loss as reported	(130)	(183)
Less: pro forma employee compensation cost related to stock options	—	—
Pro forma net loss	(130)	(183)

Performance-based share option compensation plans

The Predecessor Company had two performance-based share option plans: the Telewest 1995 (No. 1) Executive Share Option Scheme and the Telewest 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees were granted options to purchase ordinary shares of the Predecessor Company. The exercise price of each option generally equaled the market price of the Predecessor Company’s ordinary shares on the date of grant. The options were exercisable between three and ten years after the date of grant with exercise conditional on the Predecessor Company’s shares out-performing by price the FTSE100 Index over any three-year period preceding exercise.

A summary of the status of the Predecessor Company’s performance-based share option plans as of June 30, 2004 and December 31, 2003, and the changes during the periods ended on those dates are presented below:

	Six months ended June 30, 2004		Year ended December 31, 2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	72,020,360	124.4p	90,057,243	137.3p
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(6,286,155)	142.6p	(18,036,883)	189.0p
Outstanding at end of period	65,734,205	122.6p	72,020,360	124.4p
Options exercisable at period end	65,734,205	122.6p	43,737,285	141.2p
Weighted average fair value of options granted during the period		—		—

Share options were forfeited due to employees leaving the Predecessor Company before their share options became exercisable or due to performance criteria not being met.

Following the Predecessor Company’s financial restructuring, all of the above options outstanding at June 30, 2004 were forfeited by December 21, 2004.

The following table summarizes information about the Predecessor Company’s performance-based share option plans outstanding at June 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at June 30, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2004	Weighted average exercise price
65.7-76.8p	11,207,175	6.5yrs	74.5p	11,207,175	74.5p
81.5-82.5p	1,677,912	7.1yrs	81.7p	1,677,912	81.7p
84.6-99.9p	1,051,040	0.9yrs	90.1p	1,051,040	90.1p
102.0-109.1p	31,044,443	6.6yrs	103.7p	31,044,443	103.7p
114.0-125.9p	8,533,764	6.3yrs	119.4p	8,533,764	119.4p
130.4-140.9p	224,174	2.5yrs	137.4p	224,174	137.4p
160.0-170.0p	761,971	5.8yrs	164.8p	761,971	164.8p
202.4-235.0p	10,812,145	6.0yrs	229.8p	10,812,145	229.8p
237.3-249.4p	187,465	5.8yrs	239.2p	187,465	239.2p
274.3-276.5p	29,019	4.9yrs	275.7p	29,019	275.7p
289.0-294.8p	205,097	5.3yrs	290.7p	205,097	290.7p
65.7-294.8p	65,734,205	6.4yrs	122.6p	65,734,205	122.6p

Fixed share option compensation plans

The Predecessor Company also operated Sharesave Schemes, fixed share option compensation schemes. Under these plans, the Predecessor Company granted options to employees to purchase ordinary shares at up to a 20% discount to market price. These options could be exercised only with funds saved by employees over time in a qualified savings account. The options were exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Predecessor Company’s fixed share option plans as of June 30, 2004 and December 31, 2003, and the changes during the periods ended on those dates are presented below:

	Six months ended June 30, 2004		Year ended December 31, 2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	5,311,559	75.0p	8,969,286	78.0p
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(824,889)	64.4p	(3,657,727)	82.4p
Outstanding at end of period	4,486,670	76.9p	5,311,559	75.0p
Options exercisable at period end	4,486,670	76.9p	5,953	115.9p
Weighted average fair value of options granted during the period		—		—

Share options were forfeited due to employees leaving the Predecessor Company before their share options became exercisable.

Following the Predecessor Company’s financial restructuring, all of the above options outstanding at June 30, 2004 were forfeited by December 21, 2004.

The following table summarizes information about the Predecessor Company’s fixed share options outstanding at June 30, 2004:

	Options outstanding
Range of exercise prices	Number outstanding at June 30, 2004	Weighted average remaining contractual life
58.5-88.3p	4,475,657	0.5yrs
115.9-191.0p	11,013	0.9yrs
58.5-191.0p	4,486,670	0.5yrs

Telewest Restricted Share Scheme (“RSS”)

The Predecessor Company operated the RSS in conjunction with an employment trust, the Telewest 1994 Employees’ Share Ownership Plan Trust (the “ESOP”), which was designed to provide incentives to executives of the Predecessor Company. Under the RSS, executives would be granted awards over ordinary shares of the Predecessor Company based on a percentage of salary. The awards were made for no monetary consideration. The awards generally vested three years after the date of the award and were exercisable for up to seven years after the date when they vested.

The compensation charge related to each award was based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS as of June 30, 2004 and December 31, 2003, and the changes during the periods ended on those dates are presented below:

	Six months ended June 30, 2004	Year ended December 31, 2003
	Number of shares	Number of shares
Outstanding at beginning of period	329,052	493,034
Granted	—	—
Exercised	(164,194)	—
Forfeited	(30,986)	(163,982)
Outstanding at end of period	133,872	329,052
Awards exercisable at period end	133,872	80,457
Weighted average fair value of awards granted during the period	—	—

Share awards were forfeited due to employees leaving the Predecessor Company before their awards became exercisable.

Of the 133,872 awards outstanding and exercisable at June 30, 2004, 42,119 awards were exercised for shares in the Predecessor Company on July 5, 2004 and 91,753 awards were forfeited on July 21, 2004 following the Predecessor Company’s financial restructuring.

Deferred compensation cost relating to the RSS was zero in the six months ended June 30, 2004 (2003: £57,000).

Telewest Long Term Incentive Plan (“LTIP”)

The LTIP provided for share awards to executive directors and senior executives. Under the LTIP, an executive would be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares would not vest unless certain performance criteria, based on total stockholder return assessed over a three-year period were met. The percentage of salary was determined by the Predecessor Company’s Remuneration Committee and could have been up to 100% of base salary for executive directors.

A summary of the status of the LTIP as of June 30, 2004, and December 31, 2003, and the changes during the periods ended on those dates are presented below:

	Six months ended June 30, 2004	Year ended December 31, 2003
	Number of shares	Number of shares
Outstanding at beginning of period	66,121	423,272
Granted	—	—
Exercised	(66,121)	(42,448)
Forfeited	—	(314,703)
Outstanding at end of period	—	66,121
Awards exercisable at period end	—	66,121
Weighted average fair value of awards granted during the period	—	—

Share awards were forfeited due to employees leaving the Predecessor Company before their awards became exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP was zero in the six months ended June 30, 2004 (2003: zero).

Equity Participation Plan (“EPP”)

The Predecessor Company’s Remuneration Committee provided that, under the EPP, an employee with two years service or at manager level or above, could use up to 100% of the annual bonus payable to the employee to acquire the Predecessor Company’s shares (“bonus shares”). The employee had to deposit the bonus shares with the Trustee of the existing ESOP. In return, the employee was provisionally allocated for no payment a matching number of the Predecessor Company’s shares. Provided the bonus shares were retained for three years and the employee remained employed for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Predecessor Company’s EPP at June 30, 2004 and December 31, 2003, and the changes during the periods ended on those dates are presented below:

	Six months ended June 30, 2004	Year ended December 31, 2003
	Number of shares	Number of shares
Outstanding at beginning of period	196,709	305,570
Granted	—	—
Exercised	(72,498)	(103,394)
Forfeited	(1,095)	(5,467)
Outstanding at end of period	123,116	196,709
Options/awards exercisable at period end	123,116	196,709
Weighted average fair value of options/awards granted during the period	—	—

Share options/awards were forfeited due to employees leaving the Predecessor Company before their options/awards became exercisable.

Of the 123,116 options/awards outstanding and exercisable at June 30, 2004, 10,206 awards were exercised, 24,384 options were lapsed on July 21, 2004 following the Predecessor Company’s financial restructuring and the remaining 88,526 awards will cease as part of the Predecessor Company’s proposed forthcoming liquidation.

Deferred compensation cost relating to the EPP in the six months ended June 30, 2004 was zero (2003: zero).

18.    Commitments and contingencies

Restricted cash

At December 31, 2005, the Group had cash restricted as to use of £8 million (December 31, 2004: £26 million) representing £4 million cash which provides security for leasing and other obligations (2004—£11 million) and £4 million cash held in trust to settle the Predecessor Company’s restructuring and liquidation expenses (2004—£15 million).

Long-term incentive plan

On April 1, 2005 the Company’s compensation committee approved the creation of a Long Term Incentive Plan (“LTIP”). The LTIP provides for the creation of a bonus pool if the Company meets certain performance objectives with respect to the 3-year period ending December 31, 2007. The performance objectives under the LTIP are set in relation to simple cash flow (defined as Adjusted EBITDA less capital expenditures) during the measurement period. Participants who are employed on the payment date will be eligible to receive an equal share of the bonus pool created (pro rata for individuals selected to participate after February 3, 2005). However, if the employment of a participant terminates for any reason prior to the payment date, he or she will not receive a bonus payment and his or her share of the bonus pool will be forfeited to the Company. Currently, 22 key management employees participate in the LTIP, including the Company’s executive officers. The Compensation Committee may designate additional participants in the future.

On October 1, 2005, the Committee amended the Company’s LTIP to provide the following:

Upon the occurrence of an Acceleration Event, participants in the LTIP will be entitled to a minimum payment under the LTIP based upon the extent to which the goals established under the LTIP have been satisfied (using assumptions and approximations as the Committee may select) as of the Acceleration Event.

In the year ended December 31, 2005 the Company recorded an expense of zero in respect of the LTIP as the Company estimated that the performance objectives during the measurement period would not be met.

Merger related fees

Merger related fees represent fees incurred in connection with our proposed merger with NTL, which is expected to complete during the first quarter of 2006. Success fees of approximately £5 million are payable contingent on the successful completion of the merger.

Deferred financing costs

We expect that our bank facilities will be re-financed if our proposed merger with NTL is completed. We expect that such a re-financing would be accounted for as an extinguishment of debt and that we would write off all remaining unamortized deferred financing costs related to our existing bank facilities.

Other commercial commitments

The following table includes information about other commercial commitments as of December 31, 2005. Other commercial commitments are items that the Group could be obligated to pay in the future. They are not required to be included in the balance sheet.

	Amount of commitment expiration per period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	£ million
Guarantees(1)	13	10	2	1	—

(1)	Consists of performance and other guarantees of £10 million due in less than one year and £1 million due in one to three years and lease guarantees of £1 million due in one to three years and £1 million due in three to five years.

Legal matters

Other than as set forth below, neither we nor any of our subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them that may have, or have had during the past twelve months, a significant effect on our and our subsidiaries’ financial position.

A proceeding relating to the VAT status of Cable Guide and Zap magazines was instituted on June 29, 2001 by the Commissioners of Customs and Excise against Telewest Communications Group Limited and Telewest Communications (Publications) Limited. This proceeding was heard between October 21 and October 25, 2002 before the VAT and Duties Tribunal and as a result a judgment was passed down on January 21, 2003, which resulted in the provision of £16 million against revenue in the consolidated financial statements of the Predecessor Company. The item arose in respect of VAT payable in the period from January 2000 to July 2002. The magazines have since ceased publication. Therefore, the item represented the full extent of the Predecessor Company’s VAT liability in respect of its magazine operations. The VAT tribunal held that the Predecessor Company’s arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by the Predecessor Company were held to be insufficient to make the arrangements effective. The Predecessor Company appealed this decision in the High Court in November 2003. The appeal was unsuccessful and the Predecessor Company submitted a further appeal against the High Court’s decision, which was heard by the Court of Appeal in the week commencing November 8, 2004. The Court of Appeal’s judgment was received on

February 10, 2005 and found in Telewest’s favor on all points. The Commissioners of Customs and Excise applied for leave to make a further appeal to the House of Lords and such leave to appeal was declined. On April 7, 2005 we received £17.1 million from the Commissioners of Customs and Excise and following the House of Lords’ decision to decline leave to appeal we received an additional settlement of £1.4 million from the Commissioners of Customs and Excise on June 24, 2005. The Company recognized £15.7 million as revenue and £2.8 million as interest during the year ended December 31, 2005.

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs	Accumulated depreciation	Net book value
	£ million
At December 31, 2004—Reorganized Company
Electronic equipment	39	(10)	29
Other equipment	48	(13)	35
At December 31, 2005—Reorganized Company
Electronic equipment	39	(27)	12
Other equipment	64	(21)	43

Depreciation charged on these assets by the Reorganized Company was £33 million for the year ended December 31, 2005 and £25 million for the year ended December 31, 2004.

Depreciation charged on these assets by the Predecessor Company was £23 million for the six months ended June 30, 2004 and £41 million for the year ended December 31, 2003.

Minimum rental expense under such arrangements for the Reorganized Company amounted to £13 million for the year ended December 31, 2005 and £6 million for the year ended December 31, 2004.

Minimum rental expense under such arrangements for the Predecessor Company amounted to £9 million for the six months ended June 30, 2004.

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2005:

	Capital leases	Operating leases
	£ million
2006	61	18
2007	27	17
2008	15	15
2009	2	13
2010	—	12
2011 and thereafter	—	79

	105	154

Imputed interest	(8)
	97
Less current portion	(56)
Long term portion	41

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received will be recognized over the life of the leases as follows:

£ million
2006	1
2007	1
2008	1
2009	1
2010	1
2011 and thereafter	4
9

The assets held under these leases are accounted for as follows:

	Acquisition costs	Accumulated depreciation	Net Book value
	£ million
At December 31, 2004—Reorganized Company
Cable and ducting	35	(1)	34
At December 31, 2005—Reorganized Company
Cable and ducting	34	(2)	32

Depreciation charged on these assets by the Reorganized Company was £2 million for the year ended December 31, 2005 and £1 million for the year ended December 31, 2004.

Depreciation charged on these assets by the Predecessor Company was £1 million for the six months ended June 30, 2004.

19.    Related party transactions

Identity of relevant related parties

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

sit-up Limited (“sit-up”) was a related party of the Group as the Group owned 30.9% of the voting rights until March 22, 2005 and 49.9% from March 23, 2005 to May 11, 2005.

Front Row Television Limited (“Front Row Television”) is a related party of the Group as the Group owns 50% of the issued shares of common stock. The remaining 50% of the shares are owned by NTL, Inc.

W.R. Huff Asset Management Co., L.L.C. (“Huff”) have a greater than five percent interest in the common stock of the Company, following completion of the Predecessor Company’s financial restructuring, which converted Huff’s interest in the Predecessor Company’s notes and debentures to common stock of the Company. Mr W.J. Connors and Mr M.J.McGuinness are directors of the Company and employees of Huff.

Nature of transactions

The Group has billed overheads and costs incurred on their behalf to UKTV and sit-up of £8 million and zero during the year ended December 31, 2005 (2004: £6 million and zero, 2003: £7 million and £1 million) respectively. The Group has also made a loan to UKTV and purchased redeemable preference shares in UKTV. Interest charged on this loan and dividends received were £12 million for the year ended December 31, 2005 (2004: £12 million). Amounts due from UKTV and sit-up at December 31, 2005 were £169 million and zero respectively (2004: £184 million and zero) respectively.

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases for the year ended December 31, 2005 were £11 million (2004: £11 million, 2003: £12 million). The balance due to UKTV at December 31, 2005 for purchases of programming was zero (2004: zero).

In the normal course of business the Group purchases programming from Front Row Television on normal commercial terms. Purchases for the year ended December 31, 2005 were £6 million (2004: £8 million, 2003: £7 million). The balance due to Front Row television at December 31, 2005 for purchases of programming was zero (2004: £2 million).

The Predecessor Company incurred fees from Huff of £2 million in connection with its financial restructuring for the six months ended June 30, 2004 and £1 million for the year ended December 31, 2003. All amounts were paid during the respective periods and therefore no amounts remained outstanding as at June 30, 2004.

20.    Segment information

We operate in three segments: Cable, Content and sit-up. For the Cable segment our chief operating decision-maker receives performance and subscriber data for each of our telephony, television and internet product lines; however, support, service and network costs are compiled only at the Cable segment level. The Content segment supplies TV programming to the UK pay-television broadcasting market, and sit-up markets and retails a wide variety of consumer products, primarily by means of televised shopping programs using an auction-based format. Each of the Content and sit-up segments’ operating results, which are separate from the Cable segment, are regularly reviewed separately by the chief operating decision-maker. Revenues derived by the Content segment from the Cable segment and revenues derived by the Cable segment from the sit-up segment are eliminated on consolidation.

	Year ended December 31, 2005	Year ended December 31, 2004	Six months ended June 30, 2004	Year ended December 31, 2003
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company
	£ million	£ million	£ million	£ million
CABLE SEGMENT
Consumer Sales Division revenue	1,009	479	470	907
Business Sales Division revenue	251	126	130	278

Revenues from external customers	1,260	605	600	1,185
Inter-segment revenue(1)	1	—	—	—

Cable segment total revenue	1,261	605	600	1,185

Cable segment Adjusted EBITDA	555	249	236	429
Cable segment total assets	3,872	3,976	3,275	3,323
CONTENT SEGMENT
Revenues from external customers	132	59	54	113
Inter-segment revenues(2)	10	5	5	10

Content segment total revenue	142	64	59	123

Content segment Adjusted EBITDA	14	1	8	5
Content segment total assets	463	368	582	566
SIT-UP SEGMENT
Revenues from external customers and sit-up segment total revenue	166	—	—	—

sit-up segment Adjusted EBITDA	8	—	—	—
sit-up segment total assets	183	—	—	—
Reconciliation to operating income
Cable segment Adjusted EBITDA	555	249	236	429
Content segment Adjusted EBITDA	14	1	8	5
sit-up segment Adjusted EBITDA	8	—	—	—

	577	250	244	434
Financial restructuring charges	—	—	(21)	(25)
Merger related fees	(6)	—	—	—
Depreciation	(399)	(204)	(184)	(389)
Amortization of intangible assets	(44)	(18)	—	—

Operating income	128	28	39	20

Total assets	4,518	4,344	3,857	3,889

(1)	Inter-segment revenues are revenues of our Cable segment which are costs in our sit-up segment and which are eliminated on consolidation.

(2)	Inter-segment revenues are revenues of our Content segment which are costs in our Cable segment and which are eliminated on consolidation.

21.    Quarterly financial information (unaudited)

	2005
	Fourth quarter	Third quarter	Second quarter	First quarter
	Reorganized Company	Reorganized Company	Reorganized Company	Reorganized Company
	£ million	£ million	£ million	£ million
Revenue	435	404	381	338
Operating income	23	33	48	24
Net (loss)/income	(14)	5	19	1
Basic and diluted (loss)/earnings per share of common stock	£(0.06)	£0.02	£0.08	£0.00

	2004
	Fourth quarter	Third quarter	Second quarter	First quarter
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company
	£ million	£ million	£ million	£ million
Revenue	336	328	326	328
Operating income	18	10	20	19
Net loss	(17)	(29)	(126)	(4)
Basic and diluted loss per share of common stock	£(0.07)	£(0.12)

Comparable earnings per share information for the first and second quarters of 2004 has not been presented since such pro forma information would not be meaningful as a result of the financial restructuring of the Predecessor Company during 2004.

TELEWEST GLOBAL, INC.

SCHEDULE I—CONDENSED STAND-ALONE BASIS FINANCIAL INFORMATION

OF REGISTRANT

CONDENSED BALANCE SHEETS

(in £ millions, except share and per share data)

	December 31,
	2005	2004
Assets
Cash and cash equivalents	1	—

Total current assets	1	—
Other assets	2	—
Equity investment in Telewest UK Limited	1,953	1,905
Total assets	1,956	1,905
Liabilities and stockholders’ equity
Current liabilities	20	1
Stockholders’ equity
Preferred stock—US$0.01 par value; authorized 5,000,000, issued none (2005 & 2004)	—	—
Common stock—US$0.01 par value; authorized 1,000,000,000, issued 246,007,897 (2005) and 245,080,629 (2004)	1	1
Additional paid-in capital	1,970	1,949
Accumulated deficit	(35)	(46)

Total stockholders’ equity	1,936	1,904
Total liabilities and stockholders’ equity	1,956	1,905

See accompanying notes to the condensed financial statements.

TELEWEST GLOBAL, INC.

CONDENSED STAND-ALONE BASIS FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENT OF OPERATIONS

(in £ millions)

	Year ended December 31,
	2005	2004
Operating expenses
General and administrative expenses	(25)	(2)

Operating loss	(25)	(2)
Share of Telewest UK Limited net income/(loss)	42	(44)

Income/(loss) before income taxes	17	(46)
Income taxes	(6)	—
Net income/(loss)	11	(46)

See accompanying notes to the condensed financial statements.

TELEWEST GLOBAL, INC.

CONDENSED STAND-ALONE BASIS FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENT OF CASH FLOWS

(in £ millions)

	Year ended December 31,
	2005	2004
Cash flows from operating activities
Net income/(loss)	11	(46)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Stock-based compensation expense	12	1
Deferred tax credit	(2)	—
Share of Telewest UK Limited net (income)/loss	(42)	44
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in other liabilities	10	—
Net cash used in operating activities	(11)	(1)
Cash flows from financing activities
Proceeds from intercompany funding	6	1
Proceeds from issuance of common stock	6
Cash provided by financing activities	12	1
Net increase in cash and cash equivalents	1	—
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	1	—

See accompanying notes to the condensed financial statements.

TELEWEST GLOBAL, INC.

NOTES TO CONDENSED STAND-ALONE BASIS FINANCIAL INFORMATION

OF REGISTRANT

1.    Basis of Preparation

The accompanying condensed financial information represents the accounts of Telewest Global, Inc. on a stand-alone basis. Substantially all footnote disclosures are omitted. Reference is made to the audited consolidated financial statements and footnotes of Telewest Global, Inc. and subsidiaries as at December 31, 2005 and for the year ended December 31, 2005, which appear on pages 140 to 177.

PART 8

VIRGIN MOBILE PROFIT ESTIMATE

1.	Profit estimate for Virgin Mobile for the year ending 31 March 2006

In the presentation of Virgin Mobile’s Interim results for the year ended 31 March 2006, published on 17 November 2005 and in which Virgin Mobile reported service revenue of £250.8 million and EBIT of £45.5 million, the “Outlook” section contained the following statement:

“Confident outlook for 2006

•	On track to meet all previous guidance

•	Mid teens percentage service revenue growth for full year

•	EBIT margin dilution of up to 1 percentage point due to launch of contract proposition”

The Board of Virgin Mobile now estimates, in the absence of unforeseen circumstances, before one-off non-recurring items (including expenses relating to this transaction), and on the bases of preparation set out below, service revenue growth of approximately 13 percent and EBIT margin dilution of approximately 1 percentage point for the full year to 31 March 2006.

2.	Bases of preparation

The profit estimate for the year ending 31 March 2006 has been prepared using the accounting policies of Virgin Mobile, which are based on current International Financial Reporting Standards.

The profit estimate is based on the published but unaudited interim accounts for Virgin Mobile for the six months ended 30 September 2005 and management accounts for the six months ended 31 March 2006.

3.	Letters relating to the estimate

Set out below are the text of the letters from Deloitte & Touche LLP and Morgan Stanley & Co. Limited relating to the estimate:

PART 9

REPORTS ON PROFIT ESTIMATE

Deloitte & Touche LLP Athene Place 66 Shoe Lane London EC4A 3BQ Tel: +44 (0) 20 7936 3000 Fax: +44 (0) 20 7583 1198 www.deloitte.co.uk

The Board of Directors

Virgin Mobile Holdings (UK) plc

Willow Grove House

Windsor Road

White Horse Business Park

Trowbridge

Wiltshire

BA14 0TQ

Morgan Stanley & Co Limited

25 Cabot Square

Canary Wharf

London

E14 4QA

28 April, 2006

Dear Sirs

We report on the profit estimate comprising the estimate of service revenue and estimate of EBIT dilution (before one-off items) of Virgin Mobile Holdings (UK) plc (“the Company”) and its subsidiaries (together “the Group”) for the year ended 31 March 2006 (the “Profit Estimate”). The Profit Estimate and the basis on which it is prepared is set out in Part 8 of the Offer Document (“the Offer Document”) issued by the Company dated 28 April 2006. This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to the Offeror or to any other person who is seeking or may in future seek to acquire control of the Company (an “Alternative Offeror”) or to any other person connected to, or acting in concert with, an Alternative Offeror.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Estimate in accordance with the requirements of the City Code on Takeovers and Mergers.

It is our responsibility to form an opinion as required by the City Code on Takeovers and Mergers as to the proper compilation of the Profit Estimate and to report that opinion to you.

Basis of Preparation of the Profit Estimate

The Profit Estimate has been prepared on the basis stated in Part 8 of the Offer Document and is based on the published but unaudited interim accounts for the Group for the six months ended 30 September 2005 and the management accounts for the 6 months ended 31 March 2006. The Profit Estimate is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information for the 12 months to 31 March 2006 has been prepared and considering whether the Profit Estimate has been accurately computed using that information and consistent with the accounting policies of the Group.

Audit.Tax.Consulting.Corporate Finance.	Member of Deloitte Touche Tohmatsu

Deloitte & Touche LLP is a limited liability partnership registered in England and Wales with registered number OC303675. A list of members’ names is available for inspection at Stonecutter Court,

1 Stonecutter Street, London EC4A 4TR, United Kingdom, the firm’s principal place of business and registered office. Deloitte & Touche LLP is authorised and regulated by the Financial Services Authority.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Estimate has been properly compiled on the basis stated.

However, the Profit Estimate has not been audited. The actual results reported may be affected by required revisions to accounting estimates due to changes in circumstances or the impact of unforeseen events and we can express no opinion as to whether the actual results achieved will correspond to those shown in the Profit Estimate and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Estimate has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu (“DTT”), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other’s acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990 telex 8812564

The Directors

Virgin Mobile Holdings (UK) plc

48 Leicester Square

London

WC2H 7LT

28 April 2006

Dear Sirs,

Report in connection with the offer for Virgin Mobile Holdings (UK) plc (“Virgin Mobile”)

We refer to the statement regarding service revenue growth and EBIT margin dilution for the full year to 31 March 2006 (the “Profit Estimate”) of Virgin Mobile set out in Part 8 of the scheme document of today’s date.

We have discussed the Profit Estimate, together with the bases upon which it has been prepared, with you and Deloitte & Touche LLP, Virgin Mobile’s reporting accountants, and have considered the letter of today’s date addressed to you and to us from them regarding the accounting policies adopted and basis of calculation for the Profit Estimate. We have relied on the accuracy and completeness of all the financial and other information provided by Virgin Mobile, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

On the basis of these discussions and having regard to the letter from Deloitte & Touche LLP, we consider that the Profit Estimate, for which the Board of Virgin Mobile is solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rules 28.3(b) and 28.4 of the City Code on Takeovers and Mergers and for no other purpose.

Yours faithfully

Morgan Stanley & Co. Limited

Registered in England and Wales, No. 2164628.

Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA

Authorised and Regulated by the Financial Services Authority

PART 10 — ADDITIONAL INFORMATION

1.	Responsibility statements

(a)	The Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document except for information:

(i)	relating to the NTL Directors, NTL Responsible Persons and the NTLIH Directors and each of their respective families, other connected persons and associates (including Goldman Sachs);

(ii)	relating to the NTL Group and the Telewest Merger;

(iii)	relating to the NTL Group as enlarged by the Virgin Mobile Group following implementation of the Offers;

(iv)	relating to the estimation of the Virgin Mobile operational profit and EBITDA if contract SACs had been expensed in full upon connection (as set out in paragraph 7 of Part 2 (Explanatory Statement)); and

(v)	set out in paragraphs 2, 4, 5, 6, 7 and 8 of Part 1, paragraphs 2, 4, 5, 6, 8, 9, 10, 15, 16, 17, 18 and 20 of Part 2, Part 3 and Part 4, paragraphs 2(b), 3 (save where this information relates to Virgin Mobile), 4(c), 4(d)(i), 4(d)(v), 8, 9(c), 11(d), 11(e) and the description of the material contracts set out in sub-paragraphs 7(h)-(r) inclusive of this Part 10,

(such information being the NTL Information) and for any opinion attributed to the Independent Directors relating to the recommendation of the Cash Offer and the Scheme and for the recommendation itself as contained in the letter from the Chairman of Virgin Mobile set out in Part 1 (Letter from the Chairman of Virgin Mobile) of this document.

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Independent Directors each accept responsibility for any opinion attributed to the Independent Directors relating to the recommendation of the Cash Offer and the Scheme and for the recommendation itself as contained in the letter from the Chairman of Virgin Mobile set out in Part 1 (Letter from the Chairman of Virgin Mobile) of this document.

(c)	The NTL Responsible Persons, whose names are set out in paragraph 2(b) below, each accept responsibility for the NTL Information. To the best of the knowledge and belief of the NTL Responsible Persons (who have taken all reasonable care to ensure that such is the case), the NTL Information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	The Directors, the NTL Responsible Persons, the NTL Directors and the NTLIH Directors

(a)	The Directors, and their respective functions, are as follows:

Name	Position held
Charles Mark Gurassa	Chairman
Thomas Simon Alexander	Chief Executive Officer
Alan Mackenzie Gow	Chief Financial Officer
Jonathan Douglas Hankin Steel	Commercial Director
Gordon Douglas McCallum	Non-Executive Director
Caroline Anne Marland	Non-Executive Director
Alexander Rupert Gavin	Non-Executive Director
David Ossian Maloney	Non-Executive Director
Richard Norman Legh Huntingford	Non-Executive Director

Virgin Mobile, whose registered number is 3741555, has its registered office at Willow Grove House, Windsor Road, White Horse Business Park, Trowbridge, Wiltshire BA14 0TQ.

(b)	The NTL Responsible Persons, and their respective functions, are as follows:

James F. Mooney	Chairman
Simon P. Duffy	Executive Vice Chairman
Stephen A. Burch	President and Chief Executive Officer
Jacques Kerrest	Chief Financial Officer
Neil Berkett	Chief Operating Officer
Neil Smith	Deputy Chief Financial Officer
Bryan Hall	Secretary and General Counsel
Shai Weiss	Managing Director (Consumer Division)
Robert C. Gale	Vice President – Controller
Robert M. Mackenzie	Group Legal Director

(c)	The NTL Directors, and their respective functions, are as follows:

Name	Position held
James F. Mooney	Chairman
Stephen A. Burch	President and Chief Executive Officer
Simon P. Duffy	Executive Vice Chairman
Edwin M. Banks	Director
Jeffrey D. Benjamin	Director
David Elstein	Director
William R. Huff	Director
George R. Zoffinger	Director
Charles K. Gallagher	Director
Anthony (Cob) Stenham	Deputy Chairman
William J. Connors	Director

NTL, a corporation organised under the laws of the State of Delaware, has its principal executive office at 909 Third Avenue, Suite 2863, New York, 10022.

(d)	The NTLIH Directors, and their respective functions, are as follows:

Name	Position held
Robert M. Mackenzie	Director
Robert C. Gale	Director

NTLIH, whose registered number is 3173552, has its registered office at NTL House, Bartley Wood Business Park, Hook, Hampshire RG27 9UP.

3.	Market quotations

The following table shows the Closing Price (in respect of Virgin Mobile) and the closing price of NTL Shares on, in each case:

(a)	the first Business Day in each of the six months immediately prior to the date of this document;

(b)	on 2 December 2006 (the last Business Day prior to the commencement of the Offer Period);

(c)	on 3 April 2006 (the last practical Business Day prior to the announcement of the Offers); and

(d)	on 26 April 2006 (the last practical Business Day prior to the posting of this document):

Date	Virgin Mobile Share Price (pence)	NTL Share Price(1) ($)
1 November 2005	304.5	24.35
1 December 2005	312.0	23.87
2 December 2005	311.0	24.04
3 January 2006	376.0	27.07
1 February 2006	369.0	26.03
1 March 2006	370.0	26.51
3 April 2006	387.0	29.12
26 April 2006	375.0	27.05

(1)	NTL Share Price prior to 2.5-for-1 stock split (effective on 3 March 2006) divided by 2.5 for comparison purposes.

4.	Shareholdings and dealings

(a)	Definitions

For the purposes of this paragraph 4:

(i)	arrangement includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or to refrain from dealing;

(ii)	associates means:

(A)	parent companies, subsidiaries, fellow subsidiaries and associated companies of NTL and/or NTLIH or (as the case may be) Virgin Mobile, and companies of which any such companies are associated companies;

(B)	banks, financial and other professional advisers (including stockbrokers) to NTL and/or NTLIH or (as the case may be) to Virgin Mobile or a company covered in (A) above, including persons controlling, controlled by or under the same control as, such banks, financial or other professional advisers;

(C)	the NTL Directors, the NTLIH Directors or (as the case may be) the Directors, or the directors of any company covered in (A) above (together, in each case, with any member of their immediate families and related trusts); and

(D)	the pension funds of NTL and/or NTLIH or (as the case may be) Virgin Mobile, or any company covered in (A) above;

(iii)	references to a bank do not mean a bank whose sole relationship with NTL and/or NTLIH or (as the case may be) Virgin Mobile, or a company covered in (A) above is the provision of normal commercial banking services or such activities in connection with the Offers as confirming that cash is available, handling acceptances and other registration work;

(iv)	derivative includes any financial product the value of which, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(v)	disclosure period means the period commencing on 5 December 2004 (being the date 12 months prior to the commencement of the Offer Period) and ending on 25 April 2006;

(vi)	interested shall be interpreted in the manner described in Parts VI and X of the Companies Act and interests shall be construed accordingly; and

(vii)	ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status and control means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control.

(b)	Shareholdings and dealings in NTL

(i)	As at the last day of the disclosure period, neither Virgin Mobile nor NTLIH held any NTL Shares.

(ii)	During the disclosure period, there were no dealings for value by NTLIH in NTL Shares.

(iii)	As at the last day of the disclosure period, the following persons acting in concert with NTL and/or NTLIH owned or controlled the following NTL Shares:

Name(1)	Number of NTL Shares
Goldman, Sachs & Co.(2)	7,406
Goldman Sachs Financial Markets, L.P.	542,125

(1)	The above table does not include positions held by (i) Goldman Sachs International, which is an Exempt Principal Trader (ii) Goldman Sachs & Co., SLK Hull Derivatives, Goldman Sachs Execution & Clearing, L.P. and SLK Index Specialists which were all granted special exempt status by the Panel as of 5 December 2005 and (iii) Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International which are Exempt Fund Managers.
(2)	Discretionary managed.

(iv)	During the period starting on the first day of the Offer Period and ending on the last day of the disclosure period, there were no dealings for value by Virgin Mobile in NTL Shares.

(v)	The interests of the NTL Directors and the directors of any company in the NTL Group (including the NTLIH Directors) and members of their immediate families and related trusts in NTL Shares, all of which unless otherwise stated are beneficial, as at the last date of the disclosure period were as follows:

Name	Number of NTL Shares
Jeffrey D. Benjamin	97,930
Stephen A. Burch	750,000
Simon P. Duffy	87,915
William R. Huff(1)	24,938,868
James F. Mooney	110,284
Anthony (Cob) Stenham	111,440
Robert C. Gale	32,275
Robert M. Mackenzie	8,875

(1)	Held by WR Huff Asset Management Co. LLC and certain other affiliated limited partnerships and limited liability companies for their clients and/or on behalf of certain separately managed accounts.

(vi)	As at the last day of the disclosure period, the following options and awards over NTL Shares had been granted to the NTL Directors and directors of companies in the NTL Group (including the NTLIH Directors) under the terms of NTL’s share option schemes and remained outstanding:

Name	Scheme		Number of NTL Shares under option/award(3)	Date of grant	Exercise per NTL Share(3) ($)	Exercise period
Edwin M. Banks	NTL	(1)	62,500	07/05/03	6.00	07/05/04 to 06/05/13
			62,500	07/05/03	6.00	07/05/05 to 06/05/13
			62,500	07/05/03	6.00	07/05/06 to 06/05/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Jeffrey D. Benjamin	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
William J. Connors	TWG	(2)	205,513	19/07/04	15.32	09/05/05 to 18/07/14
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Simon P. Duffy	NTL	(1)	216,668	11/04/03	6.00	11/04/04 to 10/04/13
			216,667	11/04/03	6.00	11/04/05 to 10/04/13
			216,665	11/04/03	6.00	11/04/06 to 10/04/13
	NTL	(1)	100,000	16/01/04	28.42	15/08/04 to 15/01/14
			100,000	16/01/04	28.42	15/08/05 to 15/01/14
			100,000	16/01/04	28.42	15/08/06 to 15/01/14
			100,000	16/01/04	28.42	15/08/07 to 15/01/14
			100,000	16/01/04	28.42	15/08/08 to 15/01/14
	NTL	(1)	83,335	06/05/04	0.01	15/08/06 to 05/05/14
	NTL	(1)	83,332	11/03/05	0.01	11/03/05 to 10/03/15
David K. Elstein	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Charles K. Gallagher	NTL	(1)	62,500	05/08/03	16.00	05/08/04 to 04/08/13
			62,500	05/08/03	16.00	05/08/05 to 04/08/13
			62,500	05/08/03	16.00	05/08/06 to 04/08/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
William R. Huff	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13

Name	Scheme		Number of NTL Shares under option/award(3)	Date of grant	Exercise per NTL Share(3) ($)	Exercise period
William R. Huff	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
James F. Mooney	NTL	(1)	8,398	28/03/03	6.00	31/03/06 to 27/03/13
			37,500	28/03/03	6.00	30/06/06 to 27/03/13
			37,500	28/03/03	6.00	30/09/06 to 27/03/13
			37,500	28/03/03	6.00	31/12/06 to 27/03/13
			37,500	28/03/03	6.00	31/03/07 to 27/03/13
			37,500	28/03/03	6.00	30/06/07 to 27/03/13
			37,500	28/03/03	6.00	30/09/07 to 27/03/13
			37,500	28/03/03	6.00	31/12/07 to 27/03/13
Anthony (Cob) Stenham	TWG	(2)	657,640	19/07/04	15.32	06/03/06 to 18/07/14
			219,214	19/07/04	15.32	19/07/06 to 18/07/14
			219,214	19/07/04	15.32	19/07/07 to 18/07/14
	TWG	(2)	65,764	19/07/04	0.02	19/07/06
			65,764	19/07/04	0.02	19/07/07
			23,017	19/07/04	0.02	19/07/08
George R. Zoffinger	NTL	(1)	62,500	11/04/03	6.00	11/04/04 to 10/04/13
			62,500	11/04/03	6.00	11/04/05 to 10/04/13
			62,500	11/04/03	6.00	11/04/06 to 10/04/13
	TWG	(2)	62,500	16/03/06	29.06	16/03/07 to 15/03/16
			62,500	16/03/06	29.06	16/03/08 to 15/03/16
			62,500	16/03/06	29.06	16/03/09 to 15/03/16
Robert C. Gale	NTL	(1)	3,000	11/04/03	3.60	11/04/05 to 10/04/13
			3,000	11/04/03	3.60	11/04/06 to 10/04/13
			3,000	11/04/03	3.60	11/04/07 to 10/04/13
			3,000	11/04/03	3.60	11/04/08 to 10/04/13
	NTL	(1)	3,000	11/04/03	6.00	11/04/05 to 10/04/13
			3,000	11/04/03	6.00	11/04/06 to 10/04/13
			3,000	11/04/03	6.00	11/04/07 to 10/04/13
			3,000	11/04/03	6.00	11/04/08 to 10/04/13
	NTL	(1)	3,250	15/03/04	23.33	15/03/04 to 14/03/14
			3,250	15/03/04	23.33	15/03/05 to 14/03/14
			3,250	15/03/04	23.33	15/03/06 to 14/03/14
			3,250	15/03/04	23.33	15/03/07 to 14/03/14
			3,250	15/03/04	23.33	15/03/08 to 14/03/14
	NTL	(1)	3,322	28/04/05	25.24	01/01/06 to 27/04/15
			3,322	28/04/05	25.24	01/01/07 to 27/04/15
			3,322	28/04/05	25.24	01/01/08 to 27/04/15
			3,322	28/04/05	25.24	01/01/09 to 27/04/15
			3,324	28/04/05	25.24	01/01/10 to 27/04/15
Robert M. Mackenzie	NTL	(1)	3,000	11/04/03	3.60	11/04/05 to 10/04/13
			3,000	11/04/03	3.60	11/04/06 to 10/04/13
			3,000	11/04/03	3.60	11/04/07 to 10/04/13
			3,000	11/04/03	3.60	11/04/08 to 10/04/13
	NTL	(1)	3,000	11/04/03	6.00	11/04/05 to 10/04/03
			3,000	11/04/03	6.00	11/04/06 to 10/04/03
			3,000	11/04/03	6.00	11/04/07 to 10/04/03
			3,000	11/04/03	6.00	11/04/08 to 10/04/03
	NTL	(1)	3,655	28/04/05	25.24	01/01/06 to 27/04/15
			3,655	28/04/05	25.24	01/01/07 to 27/04/15
			3,655	28/04/05	25.24	01/01/08 to 27/04/15
			3,655	28/04/05	25.24	01/01/09 to 27/04/15
			3,655	28/04/05	25.24	01/01/10 to 27/04/15

(1)	The Amended and Restated NTL 2004 Stock Incentive Plan
(2)	The NTL Incorporated 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan)
(3)	For comparison purposes, the number of NTL Shares and the NTL Share Prices prior to the 2.5-for-1 stock split (effective on 3 March 2006) have been calculated (i) for the NTL stock option scheme, by multiplying the number of old NTL shares by 2.5 and dividing the old NTL share price by 2.5 and (ii) for the former Telewest stock option scheme, by dividing the number of old Telewest shares by 0.894749626 and multiplying the old Telewest share price by 0.894749626.

(vii)	During the disclosure period, there were no dealings for value in NTL Shares by any person deemed to be acting in concert with NTL and/or NTLIH, save as set out below:

Date	Party(1)		Transaction	Number of NTL Shares	NTL Share Price ($)

Trading prior to the Telewest Merger and 2.5-for-1 stock split
05/12/04 to 04/03/05	Goldman, Sachs & Co.	(2)	BUY	1,753,858	High: 73.17 Low: 63.96
05/12/04 to 04/03/05	Goldman, Sachs & Co.		SELL	1,806,075	High: 73.11 Low: 63.96
05/03/05 to 04/06/05	Goldman, Sachs & Co.		BUY	1,084,963	High: 70.00 Low: 60.39
05/03/05 to 04/06/05	Goldman, Sachs & Co.		SELL	1,100,138	High: 70.00 Low: 60.39
05/06/05 to 05/09/05	Goldman, Sachs & Co.		BUY	925,104	High: 69.74 Low: 61.39
05/06/05 to 05/09/05	Goldman, Sachs & Co.		SELL	933,779	High: 69.74 Low: 61.48
05/09/05 to 04/10/05	Goldman, Sachs & Co.		BUY	746,711	High: 66.80 Low: 60.51
05/09/05 to 04/10/05	Goldman, Sachs & Co.		SELL	756,509	High: 66.80 Low: 60.51
05/10/05 to 04/11/05	Goldman, Sachs & Co.		BUY	325,943	High: 64.82 Low: 58.64
05/10/05 to 04/11/05	Goldman, Sachs & Co.		SELL	356,796	High: 64.82 Low: 58.64
05/11/05 to 04/12/05	Goldman, Sachs & Co.		BUY	334,900	High: 60.18 Low: 55.87
05/11/05 to 04/12/05	Goldman, Sachs & Co.		SELL	353,970	High: 60.15 Low: 55.88
05/12/04 to 04/03/05	Goldman Sachs Financial Markets, L.P.		BUY	158,341	High: 71.30 Low: 50.00
05/12/04 to 04/03/05	Goldman Sachs Financial Markets, L.P.		SELL	79,714	High: 73.17 Low: 65.00
05/03/05 to 04/06/05	Goldman Sachs Financial Markets, L.P.		BUY	71,473	High: 67.19 Low: 50.00
05/03/05 to 04/06/05	Goldman Sachs Financial Markets, L.P.		SELL	23,000	High: 80.00 Low: 64.30
05/06/05 to 05/09/05	Goldman Sachs Financial Markets, L.P.		BUY	171,348	High: 66.84 Low: 60.00
05/06/05 to 05/09/05	Goldman Sachs Financial Markets, L.P.		SELL	57,983	High: 75.00 Low: 63.75
05/09/05 to 04/10/05	Goldman Sachs Financial Markets, L.P.		BUY	39,700	High: 65.90 Low: 64.50
05/09/05 to 04/10/05	Goldman Sachs Financial Markets, L.P.		SELL	88,369	High: 66.65 Low: 64.65
05/10/05 to 04/11/05	Goldman Sachs Financial Markets, L.P.		BUY	21,000	High: 64.15 Low: 59.10
05/10/05 to 04/11/05	Goldman Sachs Financial Markets, L.P.		SELL	6,722	High: 76.00 Low: 63.80
05/11/05 to 04/12/05	Goldman Sachs Financial Markets, L.P.		BUY	19,977	High: 65.00 Low: 56.50
05/11/05 to 04/12/05	Goldman Sachs Financial Markets, L.P.		SELL	5,700	High: 60.00 Low: 58.21
05/12/05 to 03/03/06	Goldman Sachs Financial Markets, L.P.		BUY	220,893	High: 67.41 Low: 50.00
05/12/05 to 03/03/06	Goldman Sachs Financial Markets, L.P.		SELL	112,911	High: 85.00 Low: 65.00

Date	Party(1)		Transaction	Number of NTL Shares	NTL Share Price ($)

Trading prior to the Telewest Merger and 2.5-for-1 stock split
05/12/04 to 04/03/05	SLK Hull Derivatives	(3)	BUY	145,470	High: 73.30 Low: 64.84
05/12/04 to 04/03/05	SLK Hull Derivatives		SELL	94,217	High: 62.72 Low: 61.32
05/03/05 to 04/06/05	SLK Hull Derivatives		BUY	109,396	High: 69.54 Low: 64.00
05/03/05 to 04/06/05	SLK Hull Derivatives		SELL	100,718	High: 64.86 Low: 62.09
05/06/05 to 05/09/05	SLK Hull Derivatives		BUY	529,670	High: 70.33 Low: 60.44
05/06/05 to 05/09/05	SLK Hull Derivatives		SELL	269,162	High: 65.91 Low: 60.55
05/09/05 to 04/10/05	SLK Hull Derivatives		BUY	187,009	High: 69.46 Low: 61.88
05/09/05 to 04/10/05	SLK Hull Derivatives		SELL	186,303	High: 67.76 Low: 63.00
05/10/05 to 04/11/05	SLK Hull Derivatives		BUY	143,656	High: 63.33 Low: 60.46
05/10/05 to 04/11/05	SLK Hull Derivatives		SELL	68,766	High: 64.15 Low: 63.00
05/11/05 to 04/12/05	SLK Hull Derivatives		SELL	68,653	High: 64.85 Low: 59.51
05/12/04 to 04/03/05	Goldman Sachs Execution and Clearing, L.P.	(4)	BUY	4,421	High: 73.22 Low: 64.28
05/12/04 to 04/03/05	Goldman Sachs Execution and Clearing, L.P.		SELL	5,337	High: 71.22 Low: 64.16
05/03/05 to 04/06/05	Goldman Sachs Execution and Clearing, L.P.		BUY	10,227	High: 68.84 Low: 60.58
05/03/05 to 04/06/05	Goldman Sachs Execution and Clearing, L.P.		SELL	9,816	High: 68.50 Low: 61.18
05/06/05 to 04/09/05	Goldman Sachs Execution and Clearing, L.P.		BUY	9,995	High: 69.88 Low: 60.54
05/06/05 to 04/09/05	Goldman Sachs Execution and Clearing, L.P.		SELL	12,671	High: 69.75 Low: 61.14
05/09/05 to 04/10/05	Goldman Sachs Execution and Clearing, L.P.		BUY	4,238	High: 67.47 Low: 60.58
05/09/05 to 04/10/05	Goldman Sachs Execution and Clearing, L.P.		SELL	6,304	High: 66.48 Low: 60.54
05/10/05 to 04/11/05	Goldman Sachs Execution and Clearing, L.P.		BUY	5,664	High: 64.74 Low: 58.65
05/10/05 to 04/11/05	Goldman Sachs Execution and Clearing, L.P.		SELL	9,309	High: 64.68 Low: 59.02
05/11/05 to 04/12/05	Goldman Sachs Execution and Clearing, L.P.		BUY	13,745	High: 60.13 Low: 55.63
05/11/05 to 04/12/05	Goldman Sachs Execution and Clearing, L.P.		SELL	7,203	High: 60.01 Low: 55.83
05/11/05 to 04/12/05	SLK Index Specialists	(5)	BUY	261	High: 59.73 Low: 58.09
05/11/05 to 04/12/05	SLK Index Specialists		SELL	1,283	High: 59.64 Low: 58.43
Trading post the Telewest Merger and 2.5-for-1 stock split
04/03/06 to 25/04/06	Goldman Sachs Financial Markets, L.P.		BUY	105,135	High: 28.24 Low: 26.00
04/03/06 to 25/04/06	Goldman Sachs Financial Markets, L.P.		SELL	19,512	High: 27.55 Low: 24.00

(1)	The above does not include transactions entered into by Goldman Sachs International, which is an Exempt Principal Trader or Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International which are Exempt Fund Managers
(2)	As of 5 December 2005, the Panel granted Goldman, Sachs & Co. special exempt status.
(3)	As of 5 December 2005, the Panel granted SLK Hull Derivatives special exempt status.
(4)	As of 5 December 2005, the Panel granted Goldman Sachs Execution and Clearing, L.P. special exempt status.
(5)	As of 5 December 2005, the Panel granted SLK Index Specialists special exempt status.

(viii)	The following dealings for value in NTL Shares by NTL Directors and directors of companies in the NTL Group (including the NTLIH Directors), their immediate families and related trusts have taken place during the disclosure period:

Date	Party	Transaction	Number of NTL Shares(1)	NTL Share Price(1) ($)
16/03/06	Edwin M. Banks	Grant of stock options	187,500	29.06
16/03/06	Jeffrey D. Benjamin	Grant of stock options	187,500	29.06
16/01/06	Stephen A. Burch	Grant of restricted stock	750,000	-
16/03/06	William J. Connors	Grant of stock options	187,500	29.06
11/03/05	Simon P. Duffy	Grant of stock options	83,332	29.06
06/03/06	Simon P. Duffy	Exercise of vested stock options	166,665	0.01
		Withholding Tax Disposal	81,102	27.33
16/03/06	David K. Elstein	Grant of stock options	187,500	29.06
16/03/06	Charles K. Gallagher	Grant of stock options	187,500	29.06
16/03/06	William R. Huff	Grant of stock options	187,500	29.06
31/12/04	James F. Mooney	Exercise of vested stock options	37,500	6.00
		Disposal	37,500	29.21
31/12/04	James F. Mooney	Disposal of vested restricted stock	41,667	29.21
18/01/05	James F. Mooney	Disposal of vested restricted stock	10,415	26.94
01/04/05	James F. Mooney	Exercise of vested stock options	37,500	6.00
		Disposal	18,915	26.00
07/04/05	James F. Mooney	Disposal of vested restricted stock	31,150	26.02
22/04/05	James F. Mooney	Disposal of vested restricted stock	10,417	26.02
30/06/05	James F. Mooney	Exercise of vested stock options	37,500	6.00
		Disposal	79,167	27.20
05/07/05	James F. Mooney	Disposal of long stock	58,205	27.66
17/07/05	James F. Mooney	Disposal of vested restricted stock	10,417	27.19
30/09/05	James F. Mooney	Exercise of vested stock options	37,500	6.00
		Disposal	79,167	27.06
12/12/05	James F. Mooney	Disposal of vested restricted stock	10,417	26.00
03/01/06	James F. Mooney	Exercise of vested stock options	37,500	6.00
		Disposal	79,160	27.05
03/04/06	James F. Mooney	Exercise of vested stock options	29,102	6.00
03/03/06	Anthony (Cob) Stenham	Exercise of vested stock options	174,275	0.02
		Withholding Tax Disposal	69,660	27.76
16/03/06	George R. Zoffinger	Grant of stock options	187,500	29.06
28/04/05	Robert C. Gale	Grant of restricted stock units	5,775	-
		Grant of stock options	16,612	25.54
06/12/04	Robert M. Mackenzie	Exercise of vested stock options	3,000	360
		Exercise of vested stock options	3,000	6.00
		Disposal	6,000	28.55
28/04/05	Robert M. Mackenzie	Grant of restricted stock units	6,335	-
		Grant of stock options	18,275	25.24
18/03/05	Robert M. Mackenzie	Grant of bonus shares	2,750	-
13/05/05	Robert M. Mackenzie	Disposal of bonus shares	2,750	25.32

(1)	For comparison purposes, for transactions prior to 3 March 2006, the number of NTL Shares has been multiplied by 2.5 and the NTL Share Price has been divided by 2.5, in each case to take account of the 2.5-for-1 stock split (effective on 3 March 2006).

(ix)	As at the last day of the disclosure period, none of the Directors, their immediate families nor connected persons (within the meaning of section 346 of the Companies Act) had any interests in NTL Shares.

(x)	During the disclosure period, there were no dealings for value in NTL Shares in which the Directors, their immediate families or connected persons were interested.

(xi)	As at the last date of the disclosure period, Morgan Stanley & Co. Incorporated (a person falling within the categories specified in paragraph (b) of the definition of “associate” in paragraph 4(a)(ii) above in relation to Morgan Stanley) held a long position of 191,196 NTL Shares and a short position of 745 warrants over NTL Shares.

(xii)	During the period starting on the first day of the Offer Period and ending on the last day of the disclosure period, there were the following dealings by Morgan Stanley group companies in NTL Shares:

Date	Transaction	No. of NTL Shares	Price (US$)
6 March 2006	BUY	9	27.75
6 March 2006	BUY	1,000	27.07
6 March 2006	SELL	200	24.20

(c)	Shareholdings and dealings in NTLIH

(i)	As at the last day of the disclosure period, Virgin Mobile did not own or control any shares in NTLIH.

(ii)	During the period starting on the first day of the Offer Period and ending on the last day of the disclosure period, there were no dealings for value by Virgin Mobile in shares in NTLIH.

(iii)	As at the last day of the disclosure period, NTL indirectly owned (via wholly-owned entities within the NTL Group) 121,006 ordinary shares of £0.001 in NTLIH, representing 100 per cent. of the share capital of NTLIH.

(iv)	During the disclosure period there were no dealings for value by NTL in shares in NTLIH.

(v)	As at the last day of the disclosure period, no NTL Director or director of any company in the NTL Group (including the NTLIH Directors), their immediate families or related trusts, or any person acting in concert with NTL and/or NTLIH or any persons who, prior to the posting of this document, have committed themselves to vote in favour of the Scheme was interested in the issued share capital of NTLIH nor has any such person dealt for value therein during the disclosure period.

(vi)	The emoluments of the NTL Directors will not be affected by the Scheme becoming effective.

(d)	Shareholdings and dealings in Virgin Mobile

(i)	As at the last day of the disclosure period, NTL and NTLIH did not own or control any Virgin Mobile Shares.

(ii)	As at the last day of the disclosure period, the following persons acting in concert with NTL and/or NTLIH or who have committed themselves to vote in favour of the Scheme owned or controlled the following Virgin Mobile Shares (including Free Shares):

Name	Number of Virgin Mobile Shares
Charles Mark Gurassa	250,000
Thomas Simon Alexander	636,220
Alan Mackenzie Gow	116,337
Jonathan Douglas Hankin Steel	318,477
Alexander Rupert Gavin	10,000
David Ossian Maloney	5,000
Caroline Anne Marland	2,500
Abacus (CI) Limited(1)	770,971

Morstan Nominees Limited	184,238,328

(1) These Virgin Mobile Shares are held by the nominee on trust for the Homewood Trust for the benefit of Gordon McCallum’s immediate family.

(iii)	The interests of the Directors and members of their immediate families and related trusts in Virgin Mobile Shares, all of which unless otherwise stated are beneficial, as shown in the register required to be kept under the provisions of section 325 of the Companies Act or which have been notified to Virgin Mobile pursuant to section 324 and 328 of the Companies Act, as at the last date of the disclosure period were as follows:

Name	Number of Virgin Mobile Shares
Charles Mark Gurassa	250,000
Thomas Simon Alexander	636,220
Alan Mackenzie Gow	116,337
Jonathan Douglas Hankin Steel	318,477
Alexander Rupert Gavin	10,000
David Ossian Maloney	5,000
Caroline Anne Marland	2,500
Abacus (CI) Limited(1)	770,971

(1) These Virgin Mobile Shares are held by the nominee on trust for the Homewood Trust for the benefit of Gordon McCallum’s immediate family.

(iv)	As at the last day of the disclosure period, the following options and awards over Virgin Mobile Shares had been granted to the Directors and remained outstanding:

Name	Scheme	Number of Virgin Mobile Shares under option/award	Date of grant	Exercise price per Virgin Mobile Share (pence)	Exercise Period
Charles Mark Gurassa	—	250,000	28/06/04	nil	on Effective Date
Thomas Simon Alexander	Pre-IPO Plan PSP	792,588 294,503	08/07/04 27/07/04	145.868 nil	21/07/05 to 07/07/14 27/07/07 to 27/01/08
Alan Mackenzie Gow	PSP	157,068	27/07/04	nil	27/07/07 to 27/01/08
Jonathan Douglas Hankin Steel	PSP	153,796	27/07/04	nil	27/07/07 to 27/01/08
Total		1,397,955

(v)	During the disclosure period, there were no dealings for value in Virgin Mobile Shares by NTL or NTLIH.

(vi)	During the period starting on the first day of the Offer Period and ending on the last day of the disclosure period, there were no dealings for value in Virgin Mobile Shares by Virgin Mobile.

(vii)	During the period starting on the first day of the Offer Period and ending on the last day of the disclosure period, there were no dealings for value in Virgin Mobile Shares by those persons who have irrevocably committed themselves to vote in favour of the Scheme (other than the Directors).

(viii)	The following dealings for value in Virgin Mobile Shares by Directors, their immediate families and related trusts have taken place during the disclosure period:

Date	Party	Transaction	Number of Virgin Mobile Shares	Virgin Mobile Share price (pence)
09/08/05	Thomas Simon Alexander	Exercise of Pre-IPO Share Options	792,587	145.868
09/08/05	Thomas Simon Alexander	Sale of Shares	1,428,072	260
09/08/05	Alan Mackenzie Gow	Exercise of Pre-IPO Share Options	1,323,605	145.868
09/08/05	Alan Mackenzie Gow	Sale of Shares	1,207,818	260
09/08/05	Jonathan Douglas Hankin Steel	Exercise of Pre-IPO Share Options	397,570	145.868
09/08/05	Jonathan Douglas Hankin Steel	Sale of Shares	397,570	260
24/06/05	Caroline Anne Marland	Purchase of Ordinary Shares	2,500	247

(ix)	As at the last day of the disclosure period, Morgan Stanley Securities Ltd (a person falling within the categories specified in paragraph (b) of the definition of “associate” in paragraph 4(a)(ii) above in relation to Morgan Stanley) held a long position of 231,786 Virgin Mobile Shares.

(x)	During the period starting on the first day of the Offer Period and ending on the last day of the disclosure period, there were no dealings for value by Morgan Stanley group companies in Virgin Mobile Shares.

(e)	General

Save as disclosed in this paragraph 4:

(i)	Neither NTL, nor NTLIH, nor any member of the NTL Group, nor any NTL Director or directors of any company in the NTL Group (including the NTLIH Directors), their immediate families or related trusts, or any other person acting in concert with NTL or NTLIH or any persons who, prior to the posting of this document, have committed themselves to vote in favour of the Scheme was interested in any Virgin Mobile Shares as at the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period;

(ii)	None of the Directors, their immediate families or related trusts, was interested in any Virgin Mobile Shares or in the issued share capital of NTL or NTLIH as at the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period;

(iii)	Virgin Mobile, was not interested in the issued share capital of NTL or NTLIH as at the last day of the disclosure period nor has Virgin Mobile dealt for value therein during the period starting in the first day of the Offer Period and ending on the last day of the disclosure period;

(iv)	None of the subsidiaries of Virgin Mobile, and no bank, financial or other professional adviser to Virgin Mobile (including stockbrokers, but excluding exempt market makers) including any person controlling, controlled by or under the same control as any such bank, financial or other professional adviser, or any pension fund of Virgin Mobile or any of its subsidiaries or any discretionary fund manager (other than an exempt fund manager) which is controlled by or under the same control as any such bank, financial or other professional adviser, owned or controlled any Virgin Mobile Shares as at the last day of the disclosure period nor has any such person dealt for value therein during the Offer Period; and

(v)	Neither NTL or NTLIH nor any of their associates nor any person acting in concert with NTL or NTLIH nor Virgin Mobile (nor any of its associates) has any arrangements in relation to relevant securities.

5.	Service agreements and other arrangements with Directors

(a)	Executive Directors’ Service Contracts

Save as disclosed below, there are no service contracts in force between any Director and Virgin Mobile or any of its subsidiaries and, save as set out below, no such contract has been entered into or amended during the six months preceding the publication of this document.

Service agreements have been entered into with each of the Executive Directors, the particulars of which are set out below:

Name	Date of Agreement	Expiry Terms	Basic Salary p.a. (£)
Thomas Simon Alexander	28 June 2004	12 months notice in writing	420,000
Alan Mackenzie Gow	28 June 2004	12 months notice in writing	285,000
Jonathan Douglas Hankin Steel	28 June 2004	12 months notice in writing	250,000

The basic salaries are inclusive of any fees payable to them as Directors or directors of any associated company. The service agreements provide that the basic salary shall be reviewed by the Board annually and that any increase in salary shall be at the absolute discretion of Virgin Mobile. The service agreements have no fixed term.

Under their service agreements, the Executive Directors are entitled to a bonus payment of up to a maximum of 100 per cent. of annual salary in respect of each financial year of Virgin Mobile. The “on budget” bonus will be 50 per cent. of annual salary but the actual amount, if any, of such bonus in any year shall be determined by the Board. For the financial year ended 31 March 2006, the bonus was based on the following weighted performance criteria: 35 per cent. on Virgin Mobile’s 90 day customer base; 35 per cent. on Virgin Mobile’s profit before tax; 15 per cent. on Virgin Mobile’s customer satisfaction and 15 per cent. on personal performance. An 11 per cent. service revenue growth “hurdle” had to be achieved before any payment is made in relation to the profit before tax or customer base criteria.

The Executive Directors are also entitled to the following benefits:

(i)	a contribution equal to 15 per cent. of basic salary to the Virgin Mobile pension scheme;

(ii)	medical insurance (subject to the rules of the medical insurance scheme);

(iii)	death in service insurance providing cover of four times the lower of salary and the statutory or other regulatory limit imposed from time to time;

(iv)	continued disability insurance providing cover not exceeding 67 per cent. of salary until retirement;

(v)	car allowances currently of £23,500 in the case of Mr Alexander and £20,000 in the case of each of Mr Gow and Mr Steel; and

(vi)	30 working days’ holiday in each calendar year (excluding bank and other public holidays).

The service agreements contain confidentiality provisions effective during the term of the employment and after its termination as well as a gardening leave clause entitling Virgin Mobile to require the Executive Directors to remain away from work whilst serving out the notice period. The service agreements also contain provisions protecting Virgin Mobile’s intellectual property.

The Executive Directors each have accrued entitlements under defined benefit pension schemes as follows:

Name	Accrued pension 31 December 2005	Transfer Value at 31 December 2005
Thomas Simon Alexander	£184,038.81	£181,910.97
Alan Mackenzie Gow	£204,888.73	£203,914.13
Jonathan Douglas Hankin Steel	£264,731.51	£264,731.51

(b)	Non-Executive Directors’ Letters of Appointment

Each of Charles Mark Gurassa, Caroline Anne Marland, Alexander Rupert Gavin and David Ossian Maloney signed a letter of appointment with Virgin Mobile dated 28 June 2004 to act as a non-executive director of Virgin Mobile. The letter of appointment relating to Alexander Rupert Gavin was superseded by a letter of engagement between Virgin Mobile and Incidental Coleman Limited dated 8 October 2004, under which Incidental Coleman Limited agreed with Virgin Mobile to provide the services of Alexander Rupert Gavin as a non-executive director to Virgin Mobile. Richard Norman Legh Huntingford signed a letter of appointment with Virgin Mobile dated 1 November 2005. All of the appointments will terminate automatically on the date of the individual ceasing to be a Non-Executive Director. The letters of appointment also contain obligations of confidentiality. The letters of appointment are in the same form save as follows:

(i)	Charles Mark Gurassa is appointed as Chairman of Virgin Mobile and his appointment is for an initial term of three years. Mr Gurassa is also appointed as Chairman of the Board’s nomination committee. Mr Gurassa’s appointment is terminable by either party on 12 months’ written notice. He will not normally be required to provide services for more than 52 days per annum (including chairing the annual and any extraordinary general meetings of Virgin Mobile and monthly board meetings as well as any meetings of the Non-Executive Directors). Mr Gurassa is paid a fee of £150,000 per annum (gross) and his letter of appointment includes a provision for secretarial and administrative services required by him to carry out his duties.

(ii)	Caroline Anne Marland, Richard Norman Legh Huntingford and Alexander Rupert Gavin were each appointed as a Non-Executive Director for an initial term of three years although either party may terminate the respective appointments at any time on one month’s notice. Ms. Marland also serves as Chairman of the Board’s remuneration committee and will chair any meeting of the nominations committee that considers the position of the Chairman. Mr Huntingford also serves as a member of the Board’s audit and nomination committees. Mr Gavin also serves as a member of the Board’s audit, remuneration and nomination committees. Each of them receives a fee of £40,000 per annum (gross) with an additional fee of £7,500 per annum for chairmanship of any committee.

(iii)	David Ossian Maloney was appointed as a Non-Executive Director for an initial term of two years although either party may terminate the appointment at any time on one month’s notice. On 23 March 2006, the Board extended Mr. Maloney’s appointment for an additional 12 months. Mr Maloney also serves as Chairman of the Board’s audit committee and a member of the remuneration and nominations committees. Mr Maloney receives a fee of £40,000 per annum (gross) with an additional fee of £7,500 per annum for chairmanship of any committee.

(c)	Gordon McCallum signed a letter of appointment with the Company on 20 July 2004 and is appointed as a director of Virgin Mobile nominated by the Virgin Group for an initial term of three years Mr McCallum can terminate his appointment at any time on one month’s written notice. His appointment will also terminate automatically by removal by the Virgin Group or retirement or removal pursuant to the Virgin Mobile Articles or the Relationship Agreement (as defined below at subparagraph 7(d)). Mr McCallum receives a fee, payable to his employer (Virgin Management Limited) of £40,000 per annum (gross).

(d)	For the financial year ended 31 March 2005, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors was approximately £1.5 million. It is estimated that for the financial year ended 31 March 2006, under arrangements in force at the date of this document, the remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) of the Directors will be approximately £1.8 million.

(e)	There is no arrangement under which a Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

(f)	There are no outstanding loans or guarantees granted or provided by any member of the Virgin Mobile Group to, or for the benefit of, any of the Directors.

6.	Virgin Mobile Share Option Schemes

(a)	Introduction

Virgin Mobile operates five employee share schemes, the DSOP, the SIP, the SAYE Plan, the PSP and the Pre-IPO Plan:

DSOP

The DSOP provides for the grant of options to certain selected employees and directors within the Virgin Mobile Group, which have an exercise price of not less than the market value of Virgin Mobile Shares on the date the option is granted. Options normally become exercisable on the third anniversary of the date of grant, subject to the satisfaction of performance conditions. Options with a market value of up to £30,000 may be granted to each participant under the HMRC approved part of the DSOP.

SIP

The SIP is an HMRC approved all-employee plan which operates in conjunction with a UK resident trust. Virgin Mobile has only awarded Free Shares under the SIP, and the only award of Free Shares took place on Admission. The Free Shares are held in the trust for a specified holding period.

SAYE Plan

The SAYE Plan is an HMRC approved all-employee plan under which employees within the Virgin Mobile Group are invited to apply for options over Virgin Mobile Shares with an exercise price per share of not less than 80 per cent. of the Virgin Mobile Share price on the date of invitation to apply for options. At the same time that the option is granted participants enter into a savings contract whereby they save up to £250 every month. The option may normally only be exercised on or after the third anniversary on the date of grant, using the accumulated savings and a tax free bonus.

PSP

Awards are granted under the PSP to selected senior executives within the Virgin Mobile Group. No payment is required either on the grant or exercise awards. Awards are normally exercisable on the third anniversary on the date of the grant, subject to the satisfaction of performance conditions.

Pre-IPO Plan

Under the Pre-IPO Plan, options were granted to certain employees and directors within the Virgin Mobile Group prior to Admission. Options became exercisable as to 50 per cent. of the Virgin Mobile Shares under option immediately upon Admission with the remainder becoming exercisable on 31 March 2005. No performance conditions are attached to options granted under the Pre-IPO Plan.

(b)	Effect of the Scheme on the Virgin Mobile Share Option Schemes

If the Scheme becomes effective it will bind all Virgin Mobile Shareholders at the Scheme Record Time.

It is proposed to amend the articles of association of Virgin Mobile to provide that, if the Scheme becomes effective, any Virgin Mobile Shares that are issued (including upon the exercise of share options or awards under the Virgin Mobile Share Option Schemes) after the Scheme Record Time will automatically be transferred to a member of the NTL Group in consideration of payment of the Cash Consideration for each Virgin Mobile Share so transferred.

The implications of the Scheme for share options and awards granted under the Virgin Mobile Share Option Schemes, and a summary of the choices that will be available to participants, are set out below:

DSOP

Options will become exercisable, subject to the satisfaction of applicable performance conditions, on the date on which the Court sanctions the Scheme. To the extent not exercised, options will lapse six months after the court sanctions the Scheme. Options representing 1,281,831 Virgin Mobile Shares were outstanding as at close of business on 26 April 2006.

SIP

Free Shares held by the trustee of the SIP will, on the Scheme becoming effective, be acquired by NTL in the same manner as any other Scheme Shares. Participants will be invited by the trustee of the SIP to instruct the trustee whether to accept the Cash Offer, the Share Offer or the Share and Cash Offer in respect of their Free Shares.

To the extent that the trustee receives cash under the Scheme in respect of the Free Shares, the trustee will arrange for transfer of such cash to the participants. To the extent that the trustee receives NTL Shares due to having accepted the Share Offer or the Cash and Share Offer, the trustee will continue to hold such NTL Shares under the SIP on the same basis as the Virgin Mobile Shares that were previously held. Free Share awards representing 392,569 Virgin Mobile shares were outstanding at the close of business on 26 April 2006.

SAYE Plan

Options will become exercisable, to the extent of the savings made under the related savings contract at the time of exercise together with any accrued interest due, on the date on which the Court sanctions the Scheme. To the extent not exercised, options will lapse six months after the date on which the Court sanctions the Scheme. Options representing 823,922 Virgin Mobile Shares were outstanding as at close of business on 26 April 2006.

PSP

Awards under the PSP will become exercisable, subject to the satisfaction of applicable performance conditions, on the date of notification that the Court has sanctioned the Scheme. To the extent not exercised within one month of that notification, awards will lapse. Awards representing 1,010,054 Virgin Mobile Shares were outstanding at the close of business on 26 April 2006.

Pre-IPO Plan

All options outstanding under the Pre-IPO Plan are currently exercisable. To the extent not exercised, options will lapse on the Effective Date. Options representing 3,267,480 Virgin Mobile Shares were outstanding at close of business on 26 April 2006.

7.	Material Contracts

Virgin Mobile Group

Save as set out below, no contracts have been entered into by any member of the Virgin Mobile Group otherwise than in the ordinary course of business since 5 December 2003 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(a)	Implementation Agreement

On 3 April 2006 Virgin Mobile, NTL and NTLIH entered into the Implementation Agreement, which governs their relationship in relation to the acquisition of Virgin Mobile by NTL until the Scheme becomes effective (or, if the Offers are implemented by way of a Takeover Offer, the date on which the Takeover Offer becomes or is declared unconditional in all respects) or the date on which the Offers lapse or are withdrawn. Among other things, the parties have agreed in the Implementation Agreement to:

(i)	keep each other informed and consult with each other on a regular basis as to progress towards completion of the Offers;

(ii)	work cooperatively and reasonably with each other to satisfy the Conditions;

(iii)	as soon as reasonably practicable, prepare, publish and circulate the Scheme to the shareholders of Virgin Mobile and to co-operate and to take or cause to be taken all such reasonable steps as are within their power and are reasonably necessary to implement the Scheme; and

(iv)	in the event of NTL and NTLIH electing to implement the Offers by way of a Takeover Offer to co-operate and, as soon as reasonably possible, take or cause to be taken all such steps as are within its power and necessary to implement the Takeover Offer.

The Independent Directors have undertaken, subject to their fiduciary duties, to recommend that Virgin Mobile Shareholders vote in favour of the Scheme and the resolutions proposed at the EGM.

Pending the satisfaction of the Conditions, Virgin Mobile has agreed (among other things):

(i)	to use its reasonable endeavours to carry on its business and that of the Virgin Mobile Group in the ordinary and usual course, not to undertake any material commitment or enter into or amend any material contract and not to acquire or dispose of any material assets, liabilities or businesses otherwise than in the ordinary course of business (a matter being material if it amounts to or exceeds 1 per cent. of the value of the Cash Offer);

(ii)	not to, and to procure that no member of the Virgin Mobile Group shall, amend or agree to amend the TSA other than pursuant to the Amendment Agreement;

(iii)	save for transactions between members of the Virgin Mobile Group, not to incur or increase the net indebtedness of Virgin Mobile above £205 million and, if Virgin Mobile wishes to increase gross indebtedness above £200 million, Virgin Mobile’s CFO will consult in advance with NTL’s CFO;

(iv)	not to take any action which would amount to an action requiring the approval of Virgin Mobile Shareholders in general meeting under Rule 21 of the City Code or enter into any transaction that would require the approval of Virgin Mobile Shareholders under the Listing Rules;

(v)	not to, and to procure that members of the Virgin Mobile Group and its and their respective management and professional advisers will not, solicit an offer or approach from any party to acquire Virgin Mobile and will promptly inform NTL if any such offer or approach is made;

(vi)	not to, and to procure that members of the Virgin Mobile group will not:

(A)	amend or vary the terms of the Offers after posting of the Scheme document;

(B)	recommend, declare or pay any dividend or other distribution; or

(C)	alter the authorised or allotted or issued share capital of any member of the Virgin Mobile Group;

(vii)	to propose such changes as NTL and NTLIH may reasonably require to the articles of association of Virgin Mobile (provided that all such changes are expressed to occur immediately before or to be conditional on the Scheme becoming effective) at the EGM in order to implement any proposal in relation to holders of options under the Virgin Mobile Share Option Schemes;

(viii)	not to, and to procure that members of the Virgin Mobile Group will not, otherwise take any action which is prejudicial to the successful outcome of the Scheme or which would or would reasonably be expected to have the effect of preventing any of the Conditions from being fulfilled (subject to the Directors’ fiduciary duties);

(ix)	with effect from the posting of the Scheme document, to, and to procure that members of the Virgin Mobile Group will, assist NTL and NTLIH:

(A)	in making arrangements in connection with the financing of the Offers; and

(B)	in relation to the financing or re-financing of the Offers and/or the existing financing of Virgin Mobile Group; and

(x)	not to repay, accelerate or otherwise amend the terms of any indebtedness outstanding between members of the Virgin Mobile Group otherwise than in the usual course of carrying on its business.

Virgin Mobile has also agreed that it will not enter into any inducement fee arrangements with any person in connection with an approach to Virgin Mobile or a proposal or offer to acquire shares in the capital of Virgin Mobile.

NTL has confirmed that at the date the Implementation Agreement was executed no member of the NTL Group has entered into any inducement fee arrangements with any person in connection with an approach to NTL or a proposal to acquire shares in the capital of NTL.

The Implementation Agreement may terminate with immediate effect in certain circumstances, including if the Conditions are not satisfied or waived by 15 August 2006 in the case of the Scheme (or 31 October 2006 in the case of a Takeover Offer) or if the recommendation of the Independent Directors is withdrawn. NTL may terminate the Implementation Agreement if Virgin Mobile breaches certain of the undertakings concerning the conduct of its business.

Virgin Mobile has agreed in the Implementation Agreement that, if the Scheme does not become effective for any reason, including, for example, if the requisite resolutions to approve the Scheme are not passed or if the Court fails to sanction the Scheme, it will, subject to the Independent Directors’ fiduciary duties, take or cause to be taken all actions necessary to implement the Offers as a Takeover Offer including providing Virgin Mobile’s recommendation to the implementation of the Offers as a Takeover Offer pursuant to the note to Rules 35.1 and 35.2 of the City Code.

(b)	Virgin Mobile Brand Licence

The Virgin Mobile Brand Licence is on an arm’s length basis and on normal commercial terms and grants the Virgin Mobile Group the right to use certain Virgin and Virgin Mobile brands. Pursuant to the Virgin Mobile Brand Licence, the Virgin Mobile Group has the exclusive right to use the Virgin and Virgin Mobile brands within the United Kingdom, Ireland, Isle of Man and the Channel Islands for 30 years from 2 July 2004 for certain activities relating to both the core services of Virgin Mobile and the services which are ancillary to the provision of core services. VMTL pays a licence fee at a rate of 0.25% of the revenue received by VMTL arising from licenced activities in the licenced territory.

(c)	Retail Stores Agreement

The Retail Stores Agreement gives Virgin Mobile the right to advertise, promote and sell its products and services in specified Virgin Megastores in the United Kingdom. VMTL pays Virgin Retail Group Limited an annual fee under the Retail Stores Agreement of £2.6 million plus VAT in equal monthly instalments.

The Retail Stores Agreement remains in force until 31 March 2009 unless terminated earlier in accordance with its terms. There are termination rights in relation to, among other things, breach of the terms of the agreement and the occurrence of certain insolvency events.

(d)	The Relationship Agreement

Virgin Mobile, Sir Richard Branson, Virgin Group Investments Limited (VGIL), Virgin Management Limited (VML) and Bluebottle Investments (UK) Limited (BIUK) entered into a relationship agreement on 20 July 2004 (the Relationship Agreement).

The Relationship Agreement contains non-compete and non-solicitation provisions. Under the Relationship Agreement, each of Sir Richard Branson, VGIL and BIUK and their associates (the Virgin Group Shareholders) agreed (amongst other things):

(i)	to conduct all transactions and relationships with any member of the Virgin Mobile Group on arm’s length terms and on a normal commercial basis;

(ii)	not to take any action that will prevent any member of the Virgin Mobile Group from carrying on its business independently of them;

(iii)	to exercise their voting rights so as to ensure that at least half of the directors of Virgin Mobile, excluding the chairman, are non-executive directors, that the chairman is independent and that the board of Virgin Mobile is not so large as to be unwieldy; and

(iv)	not to exercise any of their rights to procure any amendment to the Virgin Mobile Articles that would be inconsistent with the terms of the Relationship Agreement.

For so long as any of the Virgin Group Shareholders, together or alone, have an interest in 10 per cent. or more of the issued share capital of Virgin Mobile, BIUK or VGIL will together be entitled to nominate an individual for appointment as a director to the board. Such director may only be removed by special notice and ordinary resolution of the Company’s shareholders and will have limited voting rights.

For so long as the Virgin Group Shareholders, together or alone, have an interest in 10 per cent. or more of the issued share capital of the Company, Sir Richard Branson will be appointed as President of Virgin Mobile. Sir Richard Branson will not be entitled to vote at board meetings in any circumstances.

Until the earlier of the termination of the Virgin Mobile Brand Licence and such time as Virgin Mobile ceases to use the Virgin brand in relation to its business, Virgin Mobile can continue to benefit from certain Virgin Group purchasing arrangements.

For so long as the Virgin Group Shareholders together hold over 50 per cent. of the total number of votes capable of being cast on a poll at general meetings, before Virgin Mobile allots, issues or grants any Virgin Mobile Shares (or any rights to subscribe for, or to convert securities into, any Virgin Mobile Shares or any instruments that are convertible or exchangeable into Virgin Mobile Shares) Virgin Group Shareholders will be given the opportunity to ensure that their percentage holding of Shares is greater than 50 per cent.

(e)	The Credit Facility Agreement

The credit facility between Virgin Mobile Group (UK) Limited (VMGL) and Lloyds TSB Bank plc (Lloyds TSB) dated 2 July 2004 (the Credit Facility) provides for a £250 million amortising term facility and a £100 million revolving credit facility. The term facility and the revolving credit facility have a termination date five years from the date of the Credit Facility. The availability period for drawing the term facility has now expired; the revolving credit facility is however available for drawing until the date falling one month before the above termination date. VMTL became a borrower by way of a deed of accession dated 5 July 2004. The Credit Facility contains mechanisms for the accession of additional borrowers and guarantors.

The facilities may be used for general corporate purposes. The obligations of VMGL and VMTL as borrowers are guaranteed by VMTL and VMGL. The Credit Facility contains provisions for additional members of the group comprising VMGL and its subsidiaries (the VMGL Group) to become guarantors based on certain thresholds of EBITDA, gross assets and/or turnover. The obligations of VMGL and VMTL are secured by fixed and floating charges over all or substantially all of the assets of VMGL and VMTL and a first fixed charge over any shares held by Virgin Mobile in the capital of VMTL together with all related rights.

Each loan made under the revolving credit facility must be repaid on the last day of its interest period and amounts drawn under the term facility must be repaid in annual instalments beginning on the date falling one year from the date of the Credit Facility. Unlike the revolving credit facility amounts repaid under the term facility may not be reborrowed. Prepayment and cancellation of a lender’s participation can occur for a number of reasons including if there is a change of control of VMGL. Loans may be prepaid voluntarily, subject to breakage costs (if any). Undrawn commitment may be cancelled without penalty.

Loans under the Credit Facility bear interest at a rate per annum which is the aggregate of: (i) LIBOR; (ii) mandatory or European Central Bank costs (if any); and (iii) the applicable margin. The margin varies between 0.75 per cent. and 1.25 per cent. according to the level of consolidated net borrowings (senior debt) to consolidated EBITDA. In addition, a commitment fee is payable at a rate of 45 per cent. of the applicable margin calculated on the unused, uncancelled amount of the facilities and an annual agency and security trustee fee of £25,000 is payable.

Under the terms of the Credit Facility, VMGL is required to ensure that interest rate hedging in respect of at least 50 per cent. of the drawn amounts under the term facility is entered into and secured on a pari passu basis with the senior debt.

The VMGL Group is subject to certain restrictions on making dividends and other distributions and on repaying subordinated debt. The Credit Facility contains representations and warranties, undertakings (including information undertakings) and events of default, customary for a secured facility agreement of this nature. It also contains financial covenants customary for credit facilities of this nature based on backward-looking 12-month testing periods requiring the borrowers to maintain the ratios of consolidated net borrowings to consolidated EBITDA at levels ranging between 2.50:1 and 3.50:1 at prescribed reference dates, the ratio of consolidated EBITDA to consolidated net interest at not less than 3.0:1 until March 2006 and not less than 5.0:1 thereafter, and the ratio of free cashflow to debt service at not less than 1.25:1. Upon an event of default, Lloyds TSB, as Facility Agent (as defined in the Credit Facility), may cancel the total commitments and/or declare all or part of the advances under the Credit Facility to be payable on demand or to be due and payable.

(f)	The Subordination Deed

The subordination deed between the lenders under the Credit Facility, VMGL, BIUK, Bluebottle Investments Inc. and Lloyds TSB Bank plc as security trustee, was entered into on 2 July 2004 (the Subordination Deed).

The Subordination Deed contains provisions to regulate the ranking of claims and enforcement of rights between the senior debt and the subordinated debt. The order of ranking is as follows: first the senior debt, second the subordinated debt and third any other debt. Senior debt is comprised of any obligations or liabilities owing by the borrowers or the guarantors under the Credit Facility as summarised in paragraph (e) above and related finance documents including under regulated hedging arrangements. Subordinated debt was originally comprised of debt owed by VMGL to BIUK and Bluebottle Investments Inc. in the amounts of £234,056,264 and £3,237,000 respectively in respect of the deferred purchase price payable for the shares in VMTL acquired by VMGL; these amounts of debt have since been repaid by VMGL in full. Following the accession of VMTL to the Subordination Deed on 5 July 2004, amounts owed by VMGL to VMTL under the intercompany loan between VMTL as lender and VMGL as borrower dated 5 July 2004 were also made subject to the subordination provision of the Subordination Deed. The Subordination Deed requires providers of debt to any member of the VMGL Group (other than debt provided by the senior banks in their capacity as such under the Credit Facility and related finance documents) to accede to the Subordination Deed as a subordinated creditor.

The Subordination Deed expressly permits certain payments, including the scheduled payments of interest on subordinated debt (to the extent permitted under the Credit Facility).

NTL Group

Save as set out below, no contracts have been entered into by any member of the NTL Group otherwise than in the ordinary course of business since 5 December 2003 (the date two years prior to the commencement of the Offer Period) which are of or may be material:

(g)	Implementation Agreement

A detailed summary of the Implementation Agreement is set out at paragraph 7(a) above.

(h)	Brand Licence

A summary of the key terms of the Brand Licence is contained in Part 2 (Explanatory Statement) of this document.

(i)	Director Appointment Letter Agreement

NTL entered into a letter agreement with Virgin Enterprises dated 3 April 2006 which afforded Virgin Enterprises the right to propose a nominee to serve as a director of NTL.

Such person, if approved by the nominations committee and the board of directors of NTL shall be appointed as a member of the board of NTL. If such person is not approved or if any director nominated by Virgin Enterprises ceases to be a director of NTL, Virgin Enterprises has the continuing right for so long as the Brand Licence remains in force to propose alternative candidates.

(j)	Brand-related Letter Agreements

NTL Group Limited entered into letter agreements with each of Virgin Money Limited, Virgin Money Holdings (UK) Limited (Virgin Money) and Virgin Retail Limited/Virgin Retail Group Limited (Virgin Retail) dated 3 April 2006 relating to the transfer of certain features of the brand licences relating to the use of the Virgin name under which each of Virgin Money and Virgin Retail currently operate.

Under the letter agreement with Virgin Money, Virgin Money granted back to Virgin Enterprises certain rights previously granted to Virgin Money with respect to certain banking and insurance services to enable NTL to provide certain insurance and payment services to customers (e.g. mobile phone handset insurance and electronic top ups).

Under the letter agreement with Virgin Retail, Virgin Retail granted back to Virgin Enterprises certain rights previously granted to Virgin Retail with respect to certain retail activities to enable NTL to sell communications equipment through retail channels. In addition, Virgin Retail has agreed to extend the Retail Stores Agreement to allow the NTL Group to sell its television, internet and telephony services and communications equipment through Virgin Mobile’s concessions within Virgin Megastores.

(k)	Investment Agreement

NTL entered into an investment agreement with Sir Richard Branson and a member of the Virgin Group dated 3 April 2006 which will become effective on the Effective Date.

The Investment Agreement places restrictions on the extent to which the relevant Virgin Group holders of NTL Shares will be able to dispose of those NTL Shares during an 18 month period from the Effective Date, with those restrictions relaxing on the following basis during that period (cumulatively, but including any prior sales by them of NTL Shares):

(i)	12.5 per cent. of their initial holding after three months;

(ii)	25 per cent. of their initial holding after six months;

(iii)	37.5 per cent. of their initial holding after nine months;

(iv)	50 per cent. of their initial holding after twelve months;

(v)	75 per cent. of their initial holding after fifteen months;

(vi)	100 per cent. of their initial holding after eighteen months (i.e. at this point their NTL Shares become freely transferable).

In addition, it places certain restrictions on the conduct of those holders, and Sir Richard Branson, such that those holders:

(i)	would not be permitted to acquire more than 15 per cent., in aggregate, of NTL’s Shares (subject to certain exceptions and NTL’s shareholder rights plan);

(ii)	would not be permitted to sell any NTL Shares to any person or persons who would own, in aggregate, 1 per cent. of NTL’s entire issued share capital following any such sale or sales;

(iii)	agree that they would exercise their voting rights either pro rata with the votes of other holders of NTL Shares, or in support of any actions recommended by the board of directors of NTL in respect of: any amendment of NTL’s articles or bylaws; any proposal that could facilitate a change of control of NTL; or on any election of a director of NTL. Notwithstanding that, those holders retain the right to vote against a business combination transaction recommended by the board of NTL, and to refuse to accept a recommended offer for their NTL Shares; and

(iv)	are restricted from: offering, proposing or seeking to enter into business combination transactions (other than a proposal for Virgin Mobile if the NTL Directors determine to dispose of those operations); participating in the solicitation of proxies; proposing shareholder proposals; publicly opposing recommendations by the board of directors of NTL; and engaging in related discussions with third parties, making related public announcements, or assisting other persons to do the same, which restrictions all expire upon the earlier of (i) NTL’s 2008 annual stockholders’ meeting and (ii) 30 June 2008.

Furthermore, it contains registration rights under the US Securities Exchange Act of 1934, as amended, in favour of the above persons in respect of their holdings of NTL Shares.

(l)	Sir Richard Branson Letter Agreement

NTL entered into a letter agreement with a Virgin Group entity dated 3 April 2006 under which that Virgin Group entity agrees to make available the services of Sir Richard Branson for a minimum of six days per year for promotional purposes.

The agreement will commence when the Brand Licence comes into force for a minimum period of three years. Thereafter, Virgin Group and NTL may terminate on six months’ notice.

(m)	Bond indenture and intercreditor agreement

On 13 April 2004, the NTL Group completed an offering of £375 million aggregate principal amount of 9.75% senior notes due 2014, US$425 million aggregate principal amount of 8.75% senior notes due 2014, €225 million aggregate principal amount of 8.75% senior notes due 2014 and US$100 million aggregate principal amount of floating rate senior notes due 2012 in a transaction exempt from registration under the US Securities Act. The net proceeds of that offering were used to repay and redeem outstanding indebtedness. In connection with that offering, the NTL Group entered into an exchange and registration rights agreement with the initial purchasers of the outstanding notes, in which the NTL Group agreed to commence an exchange offer for those notes. Under the exchange, the securities offered were up to £375 million aggregate principal amount of 9.75% senior notes due 2014, US$425 million aggregate principal amount of 8.75% senior notes due 2014, €225 million aggregate principal amount of 8.75% senior notes due 2014 and US$100 million aggregate principal amount of floating rate senior notes due 2012 (the Notes).

The following summary contains basic information about the terms of the outstanding Notes. The Issuer of the Notes is NTL Cable PLC (the Issuer).

The Maturity Date of the Notes is 15 April 2014 for the fixed rate notes and 15 October 2012 for the floating rate notes.

The interest rate of the floating rate notes is three-month LIBOR plus 5.00%.

The Interest Payment Dates are semi-annual, being each 15 April and 15 October, commencing 15 October 2004 on the fixed rate notes and quarterly being each 15 January, 15 April, 15 July and 15 October, commencing 15 July 2004 on the floating rate notes. Interest accrues from the issue date of the notes.

The Notes rank as senior unsecured indebtedness of the Issuer, rank equally in right of payment with all existing and future senior indebtedness of the Issuer and are senior in right of payment to all existing and future subordinated obligations of the Issuer. The Notes are effectively subordinated to any secured indebtedness of the Issuer to the extent of the value of the assets securing such indebtedness. The Notes are effectively subordinated to any secured indebtedness of NTL intermediate holding companies to the extent of the value of the assets securing that indebtedness. The Notes are effectively subordinated to all indebtedness and other obligations, such as trade payables, of the Issuer’s subsidiaries, including borrowings under the NTL Group’s credit facility.

The Issuer has no indebtedness other than the Notes, its senior secured guarantee of all obligations under its credit facility and intercompany indebtedness.

The Notes are guaranteed on a senior basis by NTL Incorporated and the intermediate holding companies of the Issuer and on a senior subordinated basis by NTLIH. NTL Incorporated, the Issuer, the intermediate holding companies and NTLIH are each holding companies without any significant assets other than their investments in their subsidiaries.

The NTL Group’s credit facility is secured by first priority pledges of the shares and assets of substantially all of the NTL Group’s operating subsidiaries and of receivables arising under any intercompany loans to those subsidiaries. The lenders under the NTL Group’s credit facility also benefit from guarantees of obligations arising under that facility by each of those subsidiaries. The NTL Group’s credit facility also has the benefit of a senior secured guarantee from the Issuer, which guarantee is secured by a first priority security interest in the shares of NTLIH pursuant to a share pledge and by a first priority pledge of receivables arising under intercompany loans from the Issuer to NTLIH. Subject to specified conditions, the indenture governing the Notes permits the intermediate holding companies and their subsidiaries, including the Issuer and its subsidiaries, to issue a significant amount of additional indebtedness, including secured indebtedness.

The senior subordinated guarantee from NTLIH of the Notes is a senior subordinated obligation of NTLIH. Accordingly, this guarantee ranks junior in right of payment of NTLIH’s existing and future senior indebtedness, including any obligations in respect of its credit facility; ranks pari passu in right of payment with any future senior subordinated indebtedness of NTLIH; and ranks senior in right of payment to any future subordinated indebtedness of NTLIH. In addition, the senior subordinated guarantee effectively ranks junior in right of payment to existing and future indebtedness and other liabilities of subsidiaries of NTLIH.

The terms of an intercreditor deed entered into for the benefit of the lenders under the NTL Group’s credit facility and other designated senior debt, which may include public debt, provide that:

(i)	if a payment default occurs under the NTL Group’s credit facility or other designated senior debt, the senior subordinated guarantee will not become due and NTLIH will not be permitted to make payments on the notes unless the payment default has been cured or waived;

(ii)	if an event of default, other than a payment default, occurs under the NTL Group’s credit facility or other designated senior debt, NTLIH will be blocked from making payments to the Issuer to service payments due under the Notes pursuant to the senior subordinated guarantee for so long as that event of default is continuing, unremedied or unwaived, for a period of 179 days following notice of the default; and

(iii)	if a payment default occurs in respect of the Notes, the senior subordinated guarantee of NTLIH will not become due and no demand for payment under senior subordinate guarantee can be made until 179 days after the payment default occurred except in the event of the insolvency of the senior subordinated guarantor, acceleration of the obligations under the NTL Group’s credit facility or other designated senior debt or enforcement action is taken with respect to NTL Group’s credit facility or other designated senior debt.

Subject to specified conditions, the indenture governing the notes permits the intermediate holding companies, the Issuer and their subsidiaries to issue a significant amount of additional indebtedness, including secured indebtedness.

The Issuer may redeem the fixed rate notes in whole or in part at any time on or after 15 April 2009 plus any accrued and unpaid interest and additional amounts to the date of redemption. At any time prior to 15 April 2007, the Issuer may, on one or more occasions, redeem up to 40% of the aggregate principal amount of the fixed rate notes using the net cash proceeds from specified equity offerings at a redemption price equal to 108.75% of the principal amount of the dollar and euro-denominated fixed rate notes and 109.75% of the principal amount of the sterling-denominated fixed rate notes, plus any accrued and unpaid interest and additional amounts to the date of redemption, so long as at least 60% of the original aggregate principal amount of fixed rate notes remains outstanding after the redemption. The Issuer may redeem the floating rate notes in whole or in part at any time on or after 15 April 2005 at certain variable redemption prices, plus any accrued and unpaid interest and additional amounts to the date of redemption.

If the Issuer or any director or indirect parent company of the Issuer experiences a change of control as defined in the indenture governing the notes, the Issuer or a third party will be required to make an offer to repurchase the Notes at 101% of their principal amount, plus any accrued and unpaid interest and additional amounts to the date of repurchase.

The indenture governing the notes and the guarantees of the notes restricts the ability of the intermediate holding companies and their restricted subsidiaries, including the Issuer and NTLIH, to: incur or guarantee additional indebtedness; pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations; make investments; sell assets, including the capital stock of subsidiaries; create liens; enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; merger or consolidate or transfer all or substantially all of its assets; enter into transactions with affiliates; and enter into sale/leaseback transactions. All of these covenants are subject to a number of important qualifications and limitations.

The Notes and the guarantees of the notes are governed by the laws of the State of New York.

(n)	Merger Agreement between NTL and Telewest (as amended)

NTL, Telewest and Merger Sub Inc. (Original Merger Sub) entered into the original merger agreement on 2 October 2005. NTL, Telewest, Original Merger Sub and Neptune Bridge Borrower LLC (Merger Sub) amended and restated the original merger agreement on 14 December 2005 and further amended it by entering into amendment no. 1 to the merger agreement dated as of 30 January 2006.

For the purposes of the summary set out in this paragraph 7(n), references to “Telewest” are to the entity which is now NTL, and references to “NTL” are to NTL Holdings, which is now a direct subsidiary of NTL.

(i)	Structure of the Merger

Under the merger agreement, each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification was reclassified into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock.

Immediately following the effective time of the reclassification, Merger Sub, a wholly owned subsidiary of Telewest, merged with and into Old NTL, with Old NTL continuing as the surviving corporation. As a result of the merger, Old NTL became a wholly owned subsidiary of Telewest.

At the effective time of the merger, each share of Telewest redeemable common stock was automatically redeemed into US$16.25 in cash without interest, and each share of Old NTL common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock.

(ii)	Name Change Merger

Immediately after the effective time of the merger, Name Change Sub Inc., a Delaware corporation and wholly owned subsidiary of the combined company, merged with and into the combined company, with the combined company as the surviving corporation in the name change merger. The certificate of incorporation and bylaws of the surviving corporation in the name change merger became the certificate of incorporation and bylaws of the combined company, except that its name was changed to NTL Incorporated.

(iii)	Directors and Officers

The merger agreement provided that the directors and officers of Merger Sub at the effective time of the merger would be the directors and officers of NTL following the merger.

Telewest also agreed to deliver to NTL on the closing date of the merger resignations of each member of Telewest’s board of directors effective as of the effective time of the merger, other than Mr. Stenham, who will serve as Deputy Chairman of Telewest’s board of directors, and one additional member of the Telewest board of directors selected by NTL with the approval of the Telewest board of directors (not to be unreasonably withheld or delayed).

(iv)	Representations and Warranties

The merger agreement contained some generally reciprocal representations and warranties made by NTL and Telewest to each other. These representations and warranties were qualified by disclosure schedules that each of NTL and Telewest delivered to the other immediately prior to the signing of the merger agreement. Representations and warranties relating to Merger Sub, the charter amendment, the reclassification contemplated by the charter amendment, the redemption of the Telewest redeemable common stock, the merger consideration, the opinions of the financial advisers and the commitment letter, were made as of 14 December 2005, the date of the merger agreement, and the effective time of the merger, while all other representations and warranties were made as of 2 October 2005 the date of the original merger agreement, and the effective time of the merger. Representations relating to the name change merger are made as of the effective time of the merger.

These generally reciprocal representations and warranties were customary for transactions of this type.

The representations and warranties in the merger agreement that are made by Telewest that related to the UKTV Group, were deemed to have been made to the actual knowledge of Telewest’s executive officers after reasonable enquiry.

NTL also made certain representations and warranties relating to the non-ownership of Telewest securities by NTL, the availability of funds sufficient to pay the cash portion of the transaction consideration, including the completeness and enforceability of the commitment letter relating to the financing of such funds and certain actions to render the NTL rights plan inapplicable to the merger.

Many of the representations and warranties made by each of NTL and Telewest are qualified by a material adverse effect standard.

The representations and warranties contained in the merger agreement did not survive the consummation of the merger, but they formed the basis of specified conditions to the parties’ obligations to complete the merger.

(v)	Covenants

(a)	Telewest’s Interim Operating Covenants

Telewest agreed that, from 2 October 2005 until the effective time of the merger, it and its subsidiaries would conduct their businesses in the ordinary course and in material compliance with all material applicable laws and all material governmental authorisations, and would use their reasonable best efforts to preserve intact their respective business organisations and relationships with third parties, maintain in effect and, subject to certain exceptions, renew all material communications licences and other material governmental authorisations, and not terminate any of their employees other than in the ordinary course of business consistent with past practices. In addition, except as expressly contemplated by the merger agreement, the commitment letter related to the financing or as NTL may approve in writing (such approval not to be unreasonably withheld or delayed), Telewest agreed to certain other customary specific restrictions that prohibit it and its subsidiaries from 2 October 2005 until the effective time of the merger from taking certain actions.

With respect to the covenants described above, and the other covenants of Telewest described in this section, NTL and Telewest agreed that, to the extent such covenants apply to subsidiaries of Telewest that are members of the UKTV Group, Telewest would not be obligated to take or refrain from taking any action, as the case may be, to the extent it lacked the right to do so or if that action resulted in a breach of fiduciary duties of Telewest, its subsidiaries or those of its representatives on the board of directors of any member of the UKTV Group.

(b)	NTL’s Interim Operating Covenants

NTL agreed that, from 2 October 2005 until the effective time of the merger, it and its subsidiaries would conduct their businesses in the ordinary course and in material compliance with all material applicable laws and all material governmental authorisations, and would use their reasonable best efforts to preserve intact their respective business organisations and relationships with third parties, and keep available the services of their officers and key employees. In addition, except as expressly contemplated by the merger agreement or as Telewest may approve in writing (such approval not to be unreasonably withheld or delayed), NTL agreed to certain other customary specific restrictions that prohibit it from 2 October 2005 until the effective time of the merger from taking certain actions.

(c)	Board Recommendations; Stockholder Meetings

Telewest agreed that it would cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of the charter amendment and the issuance of Telewest new common stock in the merger. Subject to its fiduciary duties, the Telewest board of directors agreed to recommend the approval of the charter amendment and the issuance of Telewest new common stock in the merger by Telewest stockholders (other than any affiliates of NTL).

Similarly, subject to the fiduciary duties, NTL agreed that it would cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of the merger agreement. Subject to its fiduciary duties, the NTL board of directors agreed to recommend the adoption of the merger agreement by NTL stockholders (other than any affiliates of Telewest).

(d)	Efforts to Complete the Merger

NTL and Telewest each agreed to use (and to cause their respective subsidiaries to use) their reasonable best efforts to take all actions and do all things necessary, proper and advisable under the merger agreement and under applicable law to consummate and make effective as promptly as practicable the merger and the other transactions contemplated by the merger agreement.

(e)	Additional Cooperation Covenants of Telewest

Telewest agreed, upon the request of NTL, to, and to cause its subsidiaries to, assist and cooperate with NTL in connection with any proposed (i) sale of all or a substantial portion of the Telewest content group to, or (ii) entry into, a joint venture or other business combination transaction relating to the Telewest content group with, in either case, one or more third parties (any of these transactions is referred to below as a “content group transaction”) on such terms and conditions as NTL was to determine. NTL agreed to (i) consult with Telewest and give reasonable consideration to the views of Telewest as to the manner of effecting any content group transactions, (ii) allow representatives of Telewest to participate fully in any negotiations with a third party in connection with any content group transaction, (iii) reimburse Telewest and its subsidiaries and the members of the content group for their reasonable out-of-pocket costs and expenses in connection with their assistance and cooperation and (iv) provide that no obligation of Telewest or any of its subsidiaries under any agreement or instrument with respect to any content group transaction shall be effective until the effective time of the merger.

Telewest also agreed to cooperate with NTL on any restructuring of Telewest’s content group in order to prepare for a content group transaction as long as NTL agrees to compensate Telewest for any significant cost or detriment related thereto in the event that the merger agreement is terminated.

Telewest agreed to cooperate with NTL in connection with any content group transaction, including giving the other party to such transaction and its advisers reasonable access to the books and records of Telewest and its subsidiaries and assisting in making any customary filings with, or obtaining customary approvals from, any governmental authority.

Telewest also agreed to take such actions and to provide such assistance, information and access as is reasonably requested by NTL in connection with any financial assistance whitewash procedure required under the Companies Act to be undertaken by Telewest’s subsidiaries to give financial assistance for the purpose of obtaining financing for the transactions contemplated by the merger agreement and any integration or restructuring to be implemented after the effective time of the merger.

Telewest also agreed to, and to cause its subsidiaries to, assist and cooperate with NTL to obtain a certain IRS ruling and to take measures so that the combined company can comply with the applicable provisions of the Sarbanes-Oxley Act of 2002, including those relating to the reliability of the combined company’s financial reporting and the preparation of the combined company’s financial statements.

Upon the request of NTL, Telewest also agreed to withdraw the request made by Telewest for the IRS rules filed with US Internal Revenue Service on 1 September 2005, or seek permission from the US Internal Revenue Service to revoke any specified tax election previously made by Telewest or any of its subsidiaries.

Telewest also agreed to assist and cooperate with NTL with respect to NTL’s proposed transaction with Virgin Mobile.

Telewest also agreed to assist and cooperate with NTL with respect to any dealings with BBC Worldwide and its affiliates.

(f)	Indemnification of Telewest and NTL Officers and Directors

Telewest agreed that for six years after the effective time it will indemnify and hold harmless to the fullest extent permitted under applicable law the present and former officers and directors of Telewest and NTL (each, referred to as an “indemnified person”) against any costs, expenses or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions by such indemnified person in their capacity as a director or officer of Telewest or NTL, as the case may be, occurring at or prior to the effective time. Telewest also agreed to advance reasonable expenses as incurred to the fullest extent permitted by applicable law in connection with such claims, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person was not entitled to such indemnification.

In addition, for six years after the effective time of the merger, Telewest agreed to provide directors’ and officers’ liability insurance with a suitable insurer, or to purchase from a suitable insurer, a “tail” insurance policy with respect to acts or omissions occurring prior to the effective time of the merger covering the present and former officers and directors of Telewest currently covered by Telewest’s officers’ and directors’ liability insurance policy, on terms no less favourable than those of the policy in effect on 2 October 2005, provided that if the aggregate insurance premium for such insurance exceeds £6,000,000 per annum, Telewest shall provide a policy with the best coverage available for £6,000,000 per annum.

(g)	Employee Benefits

Telewest agreed to comply with applicable law with respect to the rights of the employees of Telewest and its subsidiaries with respect to their employment with Telewest or any of its subsidiaries on or after the effective time of the merger.

After the effective time of the merger, Telewest also agreed to allow employees who were employees of Telewest and its subsidiaries prior to the effective time of the merger to participate in Telewest’s employee benefit plans to the extent similarly situated employees of NTL or one of its subsidiaries are so eligible, except to the extent such participation would result in a duplication of benefits. In addition, Telewest agreed to cause its employee benefit plans (other than those in which its employees participated prior to the effective time of the merger) to take into account, for the purposes of eligibility, vesting and benefit accrual under such plans (with certain exceptions), service by such employees with Telewest and its subsidiaries prior to the effective time of the merger, to the extent that such service was recognised under any analogous Telewest benefit plan prior to the effective time of the merger.

(h)	Financing of the Merger

NTL agreed to use its reasonable best efforts to obtain the proceeds of the financing on the terms and conditions described in a related commitment letter, including to satisfy on a timely basis all conditions in the definitive financing agreements, the satisfaction of which are within the control of NTL. In addition, NTL agreed not to amend or modify, or waive any material provision or remedy under, such commitment letter if such amendment, modification or waiver will materially increase the conditionality or materially delay such financing. NTL also agreed, if reasonably requested by Telewest, to designate one or more of its executive officers who are US citizens to become managers and/or officers of Merger Sub before any borrowings are effected under the financing.

(i)	Tax Treatment of the Merger, the Charter Amendment and the Redemption of Telewest Redeemable Common Stock

NTL and Telewest also agreed to use their reasonable best efforts to cause the merger to qualify as a reorganisation under Section 368(a) of the US Internal Revenue Code, and the charter amendment and the redemption of the Telewest common stock to qualify as a redemption within the meaning of Section 317 of the US Internal Revenue Code, governed by Section 302 of the US Internal Revenue Code. NTL and Telewest have also agreed to use their reasonable best efforts to provide representation letters to their respective legal counsels, and to obtain the opinions from their respective legal counsels, in each case substantially in the form set forth in the exhibits to the merger agreement.

(vi)	Other Covenants

The merger agreement contains certain other covenants, including covenants relating to cooperation between NTL and Telewest in the preparation of a joint proxy statement/prospectus and other governmental filings, consultation, obligations with respect to public announcements, the identification of affiliates of NTL and, if applicable, Telewest, the delivery of certain accountants’ letters, access to information and notices of certain events.

(vii)	Governing Law

The merger agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, without regard to its conflict of law rules.

(viii)	Merger effective date

On 3 March 2006, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of 14 December 2005, as amended by Amendment No. 1 thereto (the Merger Agreement), among Telewest, Old NTL, Bridge Borrower, and, for certain limited purposes set forth therein, Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Old NTL, Bridge Borrower was merged with and into Old NTL, with Old NTL continuing as the surviving corporation and as a wholly owned subsidiary of New NTL. Immediately following the Telewest Merger, the name of Telewest Global, Inc. was changed to NTL Incorporated.

Immediately prior to the effective time of the Telewest Merger, each issued and outstanding share of Telewest common stock was reclassified (the Reclassification) into (a) 0.2875 shares of new Telewest common stock (now referred to as New NTL common stock), together with cash in lieu of fractional shares of Telewest new common stock, and (b) one share of Telewest redeemable common stock. At the effective time of the Telewest Merger, each share of Telewest redeemable common stock was automatically redeemed (the Redemption) for US$16.25 in cash, without interest, and each share of Old NTL common stock issued and outstanding immediately prior to the effective time of the Telewest Merger was converted into the right to receive 2.5 shares of New NTL common stock. New NTL estimates that approximately 285 million shares of New NTL common stock will be outstanding after the Telewest Merger, of which approximately 75% will be held by Old NTL stockholders and approximately 25% will be held by legacy Telewest stockholders. In connection with the Redemption, approximately US$4 billion in cash is being paid to legacy Telewest stockholders.

At the effective time of the Telewest Merger, (i) New NTL’s ticker symbol was changed to “NTLID”, which will eventually be changed to the permanent ticker symbol “NTLI”, and (ii) Old NTL’s common stock ceased to be quoted on the NASDAQ National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

The issue of New NTL common stock and Telewest redeemable common stock in connection with the Merger and the Reclassification as described above was registered under the US Securities Act, pursuant to a registration statement on Form S-4 (File No. 333-130364), filed with the SEC on 15 December 2005, amended by Amendment No. 1 to the Form S-4, filed with the SEC and declared effective on 30 January 2006. The joint proxy statement / prospectus filed as part of the registration statement contains additional information about the Telewest Merger and related transactions.

(o)	Sale and purchase agreement relating to the NTL Broadcast business

On 1 December 2004, NTL Group Limited (NGL), NTL (Chichester) Limited (NTL Chichester), NTL Digital Ventures Limited (Digital Holdco), Macquarie UK Broadcast Limited (Buyer) and Macquarie UK Broadcast Holdings Limited (Buyer Holdco) entered into an agreement providing for mutual call and put options by which they each could be required to sell or purchase the shares of National Transcommunications Limited (NatTrans) (the NatTrans Shares) and the shares of NTL Digital Limited (Digital) (the Digital Shares), for a consideration of approximately £1.27 billion, subject to a working capital adjustment as referred to below. This transaction completed on 31 January 2005.

The sale and purchase agreement was structured as a call option in favour of the Buyer, and a put option in favour of NGL (as agent for the selling parties), exercisable concurrently following the satisfaction or waiver of the conditions (including regulatory and third party consents) to the sale and purchase. The consideration was the subject of a working capital adjustment, which was prepared following completion and has now been finalised. NGL (on behalf of the selling parties) entered into a range of conduct of business undertakings to apply between the signing of the agreement and the date of completion. In addition, the agreement included a range of provisions providing for the separation of the broadcast business from the retained operations of the NTL Group.

The sale and purchase agreement set out a range of commercial warranties (the term of which has now expired), certain warranties on environmental matters (the term of which expires on the fourth anniversary of completion), and certain warranties on matters related to taxation, the term of which expires on the seventh anniversary of completion). Liability under the warranties is subject to certain other limitations.

The agreement provided that the NTL Group would be restricted from taking certain actions competitive with the operation of certain aspects of the broadcast business restrictions on the actions of the NTL Group (not including any activities of the retained NTL Group), subject to certain limitations. The NTL Group also agreed not to solicit employees of the broadcast business during the same period, subject to certain limitations. Such restrictions last until 31 July 2006.

The sale and purchase agreement is governed by English law.

(p)	Stockholder Rights Agreement

On 25 March 2004, a Rights Agreement (the Original Rights Agreement), was entered into between the Company and The Bank of New York, a New York trust company, as Rights Agent (as such term is defined in the Rights Agreement), and was amended by Amendment No. 1 to the Rights Agreement, dated as of 2 October 2005 (the Amendment No. 1), between NTL and the Rights Agent. This was further amended by Amendment

No. 2 to the Rights Agreement, dated as of 3 March 2006 (the Amendment No. 2), between NTL and the Rights Agent (the Original Rights Agreement, as amended by Amendment No. 1 and Amendment No. 2, the Rights Agreement).

The Rights Agreement provides as follows:

Each NTL Share is accompanied by a stockholder right. Each stockholder right, when it becomes exercisable, entitles the registered holder to purchase from NTL one one-thousandth of a share of Series A junior participating preferred stock at the stockholder rights purchase price of US$300.00, subject to adjustment pursuant to the terms of the NTL rights plan.

The NTL rights plan is intended to encourage a potential acquirer to negotiate directly with the NTL board of directors, but may have anti-takeover effects. The NTL rights plan could cause substantial dilution to a person or group that acquires a substantial interest in NTL without the prior approval of the NTL board of directors. The effect of the stockholder rights may be to delay, defer or prevent a change in control of NTL (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to holders of NTL Shares.

The stockholder rights are separate from the NTL Shares and become exercisable on the “distribution date”, which is the earlier of (i) the close of business on the date a person or group becomes an “acquiring person” by (a) having acquired beneficial ownership of 15% or more of the then issued NTL Shares, except for acquisition of 15% or more by NTL, by any of its subsidiaries, employee benefit plans or related entities, directly from NTL, as a result of stock repurchases by NTL or as a result of inadvertent acquisition where the person rectifies the breach in accordance with the NTL rights plan, or (b) entering into an agreement or arrangement with NTL or any subsidiary of NTL providing for an acquisition transaction when the stockholder rights are not redeemable, and (ii) the date 10 Business Days (or such later date as the NTL board of directors will determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

The stockholder rights will not be exercisable until the distribution date and will expire at 5.00 p.m., New York City time, on 2 March 2014 unless such date is extended or the stockholder rights are earlier redeemed or exchanged by NTL.

In the event that a person becomes an acquiring person, each holder of a stockholder right will thereafter have the right to receive, upon exercise, NTL Shares (or, in certain circumstances, other securities of NTL) having a value equal to two times the exercise price of the stockholder right. Once the stockholder rights become exercisable, all rights owned by the acquiring person, and the acquiring person’s affiliates and associates, will be null and void.

In the event that, at any time following the “shares acquisition date”, (i) NTL is acquired in a merger or other business combination transaction in which the holders of all of the then issued NTL Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving company’s voting power, or (ii) more than 50% of the assets or earning power of NTL is sold or transferred, in either case with or to an acquiring person or any affiliate or associate or any other person in which such acquiring person, affiliate or associate has an interest or any person acting on behalf of or in concert with such acquiring person, affiliate or associate, or, if in such transaction all holders of NTL Shares are not treated alike, any other person, then each holder of a stockholder right (except stockholder rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the stockholder right. The holder of a stockholder right will continue to have the right described in this paragraph whether or not such holder exercises or surrenders the right described in the preceding paragraph.

At any time prior to the earlier of (i) a person becoming an acquiring person or (ii) the expiration of the stockholder rights, and under certain other circumstances, the board of directors of NTL may redeem the stockholder rights in whole, but not in part, at a price of $0.001 per stockholder right, or the stockholder rights redemption price, payable in cash, NTL common stock or other consideration deemed appropriate by the NTL board of directors.

In addition, following the shares acquisition date, NTL may redeem the then outstanding stockholder rights in whole, but not in part, at the stockholder rights redemption price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving NTL in which all holders of NTL Shares are treated alike but not involving an acquiring person or its affiliates or associates. The payment of the stockholder rights redemption price may be deferred under certain circumstances as contemplated in the stockholder rights agreement.

Any of the provisions of the NTL rights plan may be amended by the NTL board of directors prior to the distribution date. After the distribution date, the provisions of the NTL rights plan may be amended by the NTL board of directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holder of stockholders rights, or to shorten or lengthen any time period under the NTL rights plan, except that the NTL rights plan may not be supplemented or amended to lengthen (1) a time period relating to when the stockholders rights may be redeemed at such time as when the stockholder rights are not then redeemable, or (2) any other time period unless any such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of stockholder rights under the NTL rights plan. The foregoing notwithstanding, no amendment may be made to the NTL rights plan at a time when the stockholder rights are not redeemable except to cure any ambiguity or correct or supplement any provision contained in the NTL rights plan that may be defective or inconsistent with any other provision therein.

(q)	New NTL facilities agreements

On 3 March 2006, NTL, NTL Cable plc (NTL Cable), NTLIH and certain of its subsidiaries and Telewest Communications Networks Limited and certain of its subsidiaries executed a Senior Facilities Agreement with a consortium of financial institutions (the Senior Facilities Agreement). On 3 March 2006, NTL and Neptune Bridge Borrower LLC (Bridge Borrower) (which subsequently merged into the old NTL Incorporated (Old NTL), also entered into a Senior Bridge Facilities Agreement with a consortium of financial institutions (the Bridge Facilities Agreement).

On 3 March 2006, Old NTL and NTLIH agreed to the terms of a commitment letter which amended and replaced the commitment letter which Old NTL and NTLIH entered into on 14 December 2005. Pursuant to the terms of the new commitment letter, each of Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc and Goldman Sachs International agreed to arrange, and each of Deutsche Bank AG, London Branch, JPMorgan Chase Bank, National Association, The Royal Bank of Scotland plc, and Goldman Sachs Credit Partners L.P. agreed to underwrite, the facilities referred to above.

(i)	Terms of the Facilities

The Senior Facilities Agreement provides for a senior secured credit facility in an aggregate principal amount of up to £3.3 billion (the Senior Facilities) to be made available to, among others, NTLIH and its affiliates and comprising a £3.2 billion 5-year amortising term loan facility (Tranche A) and a £100 million 5-year multicurrency revolving working capital facility (the Revolving Facilities). The Tranche A was drawn and used to (i) repay in full the existing senior credit facilities of Old NTL, (ii) repay in full the existing and second lien credit facilities of Telewest and (iii) pay related fees, costs and expenses. The Revolving Facilities will be used to finance the ongoing working capital needs and general corporate requirements of the combined company. The Bridge Facilities Agreement provides for a 1-year (automatically extendable to a 10-year) senior subordinated bridge facility (the Bridge Facilities) in an aggregate principal amount of $3,146,400,000 made available to Neptune Bridge Borrower LLC for the purposes of (i) financing the cash consideration payable pursuant to the Merger Agreement (as referred in paragraph 7(1) above and (ii) paying the related fees, costs and expenses. This facility has been drawn in full.

(ii)	Interest

The rate of interest payable under Tranche A and the Revolving Facilities is the aggregate, per annum, of (i) LIBOR, plus (ii) the applicable interest margin. The applicable interest margin for Tranche A and the Revolving Facilities shall be 1.625% per annum for a period of three months following the closing date for the Telewest Merger. Thereafter, the applicable interest margin for Tranche A and the Revolving Facilities shall depend upon the net leverage ratio then in effect as set forth below:

(A) Less than 3.00:1 – Margin: 1.000%
(B) Greater than or equal to 3.00: 1 but less than 3.40:1 – Margin:	1.125%
(C) Greater than or equal to 3.40: 1 but less than 3.80:1 – Margin:	1.250%
(D) Greater than or equal to 3.80: 1 but less than 4.20:1 – Margin:	1.375%
(E) Greater than or equal to 4.20: 1 but less than 4.50:1 – Margin:	1.500%
(F) Greater than or equal to 4.50: 1 but less than 4.80:1 – Margin:	1.625%
(G) Greater than or equal to 4.80: 1 but less than 5.00:1 – Margin:	1.875%
(H) Greater than or equal to 5.00: – Margin: 2.000%

Prior to the maturity date of the Bridge Facilities, loans under the Bridge Facilities will bear interest at a rate per annum equal to (i) the three-month reserve-adjusted LIBOR plus (ii) an initial spread of 600 basis points (such spread being subject to quarterly increases of 50 basis points if the loans are not yet repaid). Notwithstanding the foregoing, the interest rate per annum payable shall not exceed 11.5%.

Mandatory Repayments

Principal under Tranche A is subject to repayments each six months as follows:

(A) 30 September 2007	:	£225 million
(B) 31 March 2008	:	£225 million
(C) 30 September 2008	:	£225 million
(D) 31 March 2009	:	£250 million
(E) 30 September 2009	:	£450 million
(F) 31 March 2010	:	£500 million
(G) 30 September 2010	:	£550 million
(H) Final maturity date	:	£725 million

The borrowers will also be required to repay principal under the Senior Facilities, subject to certain exceptions, with excess cash flow and proceeds from disposals and debt and equity issuances.

(iii)	Covenants and Events of Default

The borrowers will be required to maintain certain minimum financial ratios relating to total debt to consolidated operating cash flow, consolidated operating cash flow to consolidated net interest and consolidated cash flow to consolidated debt service. The borrowers will be subject to typical affirmative and negative covenants that will affect their ability, among other things, to borrow money, incur liens, dispose of assets and make acquisitions. Events of default under the Senior Facilities and Bridge Facilities will include, among other things, payment and covenant breaches, insolvencies of obligors and certain subsidiaries, change of control and any material adverse change.

(iv)	Guarantees and Security

The Senior Facilities are guaranteed by Telewest UK Limited, NTLIH, NTL Cable, Telewest Communications Networks Ltd., certain UK holding companies that may be formed, and certain other subsidiaries of the combined company. In addition, to the extent legally possible, the Senior Facilities will have the benefit of first ranking security over (i) the shares of any newly-formed UK holding company, (ii) the shares of each member of the combined group following the consummation of the Telewest Merger (subject to agreed exceptions), (iii) all or substantially all of the assets of each member of the combined group following the consummation of the Telewest Merger, and (iv) intercompany loans lent to any member of the combined group following the consummation of the Telewest Merger.

The Bridge Facilities are initially guaranteed by NTL. The Bridge Facilities are also secured by certain share pledges of holding companies.

Alternative Financing Structure

NTL has requested an US Internal Revenue Service ruling to confirm the US federal income tax treatment of a proposed alternative internal restructuring transaction, which would be undertaken some time after the completion of the Telewest Merger. This internal restructuring transaction would permit the combined companies to refinance some of all of the Bridge Facilities with funds borrowed by UK subsidiaries of the combined company, permitting some or all of the acquisition financing to subsist at the level of the combined company’s UK operating group rather than at the level of its US holding group.

If the US Internal Revenue Service ruling is received, NTL has the option, by delivery of written notice to the lenders, to restructure the Senior Facilities and the Bridge Facilities such that the Bridge Facilities would be reduced by £1.2 billion and an incremental tranche of term debt equal in principal amount to such reduction (“Tranche B”) would be added to the Senior Facilities; and the remainder of the commitment under the Bridge Facilities would be taken out with a high yield bond offering (or bridge facility commitment in anticipation of the same) by NTL Cable. This debt would rank pari passu with NTL Cable’s existing high yield debt.

In this alternative structure, the rate of interest payable under Tranche A, the Revolving Credit Facility and Tranche B would be the aggregate, per annum, of (i) LIBOR, plus (ii) the applicable interest margin. The applicable interest margin for Tranche A and the Revolving Credit Facility would be 1.875% per annum from closing for a period of three months. Thereafter, the applicable interest margin for the Senior Facilities and the Revolving Facilities shall depend upon the net leverage ratio then in effect as set forth below:

(A) Less than 3.00:1 – Margin: 1.250%
(B) Greater than or equal to 3.00: 1 but less than 3.40:1 – Margin:	1.375%
(C) Greater than or equal to 3.40: 1 but less than 3.80:1 – Margin:	1.500%
(D) Greater than or equal to 3.80: 1 but less than 4.20:1 – Margin:	1.625%
(E) Greater than or equal to 4.20: 1 but less than 4.50:1 – Margin:	1.750%
(F) Greater than or equal to 4.50: 1 but less than 4.80:1 – Margin:	1.875%
(G) Greater than or equal to 4.80: 1 but less than 5.00:1 – Margin:	2.125%
(H) Greater than or equal to 5.00: 1 – Margin: 2.250%

The applicable interest margin for Tranche B would be 2.25% per annum.

No assurances can be made that the ruling will be received or, if received, whether NTL would implement this alternative financing structure.

(v)	Virgin Mobile Financing

The lenders under the Senior Facilities Agreement have committed to fund £475 million towards the purchase price for the potential (but not agreed) acquisition of Virgin Mobile. This commitment includes a £175 million Tranche A-1 facility and a £300 million Tranche B-1 facility. The Tranche A-1 and Tranche B-1 facility are similar to the Tranche A and Tranche B facilities in all material respects.

(r)	Warrant agreement and first supplemental warrant agreement

On 10 January 2003, NTL entered into a warrant agreement providing for the issue of Series A Warrants (Warrants), of which 8,745,799 remain outstanding. All outstanding Warrants will expire at the close of business on 10 January 2011. On 3 March 2006, a supplemental warrant agreement was entered into by NTL amending the provisions of the warrant agreement for changes consequent on the Telewest Merger and the change in the identity of the holding company of the NTL Group as part of the Telewest Merger. As adjusted for the Telewest Merger, each Warrant entitles the holder to purchase 2.94645 fully paid and non assessable shares of NTL Shares at a current exercise price of $105.17 per share. Consequently, in the aggregate, the Warrants are exercisable for 25,769,059 shares. All outstanding Warrants will expire at the close of business on 10 January 2011.

8.	Financing of the Offers

The Offers will be financed by a combination of cash and NTL Shares. If all Independent Shareholders and the Homewood Trust accept the Cash Offer, NTL will require approximately £290.5 million to satisfy acceptances of the Cash Offer (assuming that all holders of options under the Virgin Mobile Share Option Schemes receive cash consideration), and approximately £123.4 million to satisfy full acceptance of the cash element of the Share and Cash Offer by Virgin Group in respect of its approximately 71.2 per cent. shareholding of the current issued share capital of Virgin Mobile. This would result in a total cash consideration of approximately £414.0 million. To satisfy acceptance of the share element of the Share and Cash Offer by the Virgin Group, NTL will also issue approximately 34.3 million NTL Shares to the Virgin Group. As a result, on a successful completion of the Offers, Virgin Group will own approximately 10.1 to 10.6 per cent. of then current issued share capital of NTL, depending on the elections made by Independent Shareholders and the Homewood Trust.

NTL will also refinance the existing Virgin Mobile indebtedness, which was approximately £192.7 million as at 30 September 2005.

NTL believes that the Offers will not materially affect its current leverage. The cash consideration will be financed by a combination of existing cash and incremental £475 million financing commitments from the existing NTL banking syndicate (comprised of an additional £175 million of borrowings under the 5-year amortising term loan facility entered into in connection with the acquisition of Telewest, and a £300 million 6  1/2-year bullet repayment facility).

Following completion on 3 March 2006 of the merger of NTL and Telewest, on 3 March 2006 Standard & Poors confirmed its previously stated credit rating for NTL, being a B+ corporate credit rating with positive outlook. Standard & Poors also stated on that date that this confirmation also encompasses its assessment of the anticipated acquisition of Virgin Mobile by NTL, which it considered to be neutral for the combined company’s credit profile in the short term.

On 27 March 2006 Moody’s upgraded NTL’s corporate family rating from B1 to Ba3 with stable outlook. Moody’s stated that, whilst it expected the integration of NTL and Telewest to pose significant organisational challenges, it recognised the potential benefits that could result from an acquisition of Virgin Mobile, in terms of increased customer reach and increased product offering, as well as the use of the Virgin brand.

9.	Material change

(a)	Save as disclosed in this document, the Directors are not aware of any material change in the financial or trading position of Virgin Mobile since 31 March 2005, being the date to which the last published audited accounts of Virgin Mobile were prepared.

(b)	Save as disclosed in this document (or as a result of the Telewest Merger and associated financing and re-financing transactions), the NTL Responsible Persons are not aware of any material change in the financial or trading position of NTL since 31 December 2005, being the date to which the last published audited accounts of NTL and Telewest were respectively prepared.

10.	Sources and bases of information

(a)	The value placed on the existing issued share capital of Virgin Mobile by the Cash Offer of £962.4 million is based on the 258,703,101, Virgin Mobile Shares in issue on 3 April 2006, the last Business Day prior to the date of the announcement of the Offers.

(b)	The fully diluted value of Virgin Mobile of approximately £987 million is based on the fully diluted number of Virgin Mobile Shares of 265,614,799 as at 3 April 2006, the last Business Day prior to the announcement of the Offers.

(c)	Unless otherwise stated, the financial information relating to the Virgin Mobile Group is extracted from the audited consolidated financial statements of the Virgin Mobile Group for the relevant period and the unaudited interim results of the Virgin Mobile Group for the period ended 30 September 2005.

11.	Other information

(a)	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(b)	Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c)	Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion in this document of its report relating to the profit estimate and references to its name in the form and context in which they appear.

(d)	There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Virgin Mobile Shares to be acquired by NTL, and/or NTLIH pursuant to the Scheme will be transferred to any other person, save that each such entity reserves the right to transfer any such Virgin Mobile Shares to any other member of the NTL Group.

(e)	Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between NTL or any person acting in concert with it for the purposes of the Offers and any of the directors, recent directors, shareholders or recent shareholders of Virgin Mobile having any connection with or dependence upon the Offers.

12.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Allen & Overy LLP, One New Change, London, EC4M 9QQ during usual business hours on any Business Day prior to the Effective Date:

(a)	the current memorandum and articles of association of Virgin Mobile;

(b)	the memorandum and articles of association of Virgin Mobile, marked to show the changes set out in the Special Resolution to be proposed at the EGM;

(c)	the current memorandum and articles of association of NTLIH and the current bylaws of NTL;

(d)	the audited consolidated financial statements for the Virgin Mobile Group for the financial years ending 31 March 2004 and 31 March 2005;

(e)	copies of the undertakings to vote in favour of the Scheme given by the persons referred to in paragraph 4 of Part 2 (Explanatory Statement) of this document;

(f)	a full list of the dealings referred to in aggregated form in paragraph 4(b)(vii) above;

(g)	copies of the service contracts and letters of appointment of the Directors referred to in paragraph 5 above;

(h)	a copy of the Announcement dated 4 April 2006 relating to the Offers;

(i)	copies of all material contracts referred to in paragraph 7 above;

(j)	a copy of the profit estimate report of Deloitte & Touche LLP;

(k)	a copy of the letters set out in Part 9 (Reports on Profit Estimate) of this document;

(l)	the financing agreements entered into by members of the NTL Group described in paragraph 8.

(m)	copies of the written consents referred to in paragraph 11(a), 11(b) and 11(c) above;

(n)	this document, the Forms of Proxy and the Form of Election; and

(o)	the documents disclosed to the Virgin Group during the Offer Period as part of the due diligence investigation on NTL completed by the Virgin Group being:

(A)	a summary of the sales channels customer payment methods and operational KPIs of NTL;

(B)	one year of NTL customer complaint information; and

(C)	an outline of NTL customer complaint handling process.

PART 11

DEFINITIONS

In this Explanatory Statement (with the exception of Parts 5 (The Scheme of Arrangement), 6 (Financial information on the Virgin Mobile Group), Part 7 (Financial Information on NTL), Part 8 (Virgin Mobile Profit Forecast), Part 9 (Reports on Profit Forecast), Part 12 (Notice of Court Meeting) and Part 13 (Notice of Extraordinary General Meeting)), the following words and expressions have the following meanings, unless the context requires otherwise:

Admission	means the admission to trading of the Virgin Mobile Shares on the London Stock Exchange on 26 July 2004

Amendment Agreement	means the agreement to amend the TSA entered into between T-Mobile and NTL dated 4 April 2006

Admission	means the admission to trading of the Virgin Mobile Shares on the London Stock Exchange on 26 July 2004

ARPU	means average revenue per user

A Shares	means the A ordinary shares of 10 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving the Scheme

associated undertaking	has the meaning given to it in Section 20 of Schedule 4A to the Companies Act;

Australia	means the Commonwealth of Australia, its territories and possessions

Board	means the full board of Directors of Virgin Mobile as at the date of this document

Brand Licence	means the trade mark licence agreement in respect of the Virgin brand executed by Virgin Enterprises and NTL Group Limited on 3 April 2006

B Shares	means the B ordinary shares of 10 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving the Scheme

BSkyB	means British Sky Broadcasting Group plc

BT	means BT Group plc

Business Day	means a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in the City of London

Canada	means Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division of such territories and areas

Cash Consideration	means the cash consideration due to a Scheme Shareholder under the Cash Offer in connection with the cancellation of his Scheme Shares pursuant to the Scheme

Cash Offer	means the recommended cash offer of 372 pence for each Scheme Share made by NTLIH to Scheme Shareholders

CDI	means a CREST depositary interest representing an entitlement to a share

certificated form or in certificated form	means, in relation to a share, not in uncertificated form in CREST

City Code	means the City Code on Takeovers and Mergers

Closing Price	means the middle market price of a Virgin Mobile Share at the close of business on the day to which such price relates, derived from the Daily Official List of the London Stock Exchange for that day

Companies Act	means the Companies Act 1985 (as amended)

Company’s Registrars	means Lloyds TSB Registrars of The Causeway, Worthing, West Sussex, BN99 6DA

Conditions	means the conditions of the Offers set out in Part 3 of this document

Court	means the High Court of Justice in England and Wales

CREST	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

CRESTCo	means CRESTCo. Limited

C Shares	means the C ordinary shares of 5 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving the Scheme

Daily Official List	means the daily official list of the London Stock Exchange

Directors	means all the Non-Executive Directors and Executive Directors of Virgin Mobile and Director means any of them

D Shares	means the D ordinary shares of 5 pence each in the capital of Virgin Mobile having the rights set out in the special resolution approving the Scheme

DSOP	means the Virgin Mobile Discretionary Share Option Plan (Approved and Unapproved Parts)

DTCC	means the Depositary Trust and Clearing Corporation

Effective Date	means the day on which the Scheme becomes effective in accordance with Clause 6 of the Scheme

Executive Directors	means Thomas Simon Alexander; Alan Mackenzie Gow; and Jonathan Douglas Hankin Steel, and Executive Director means any of them

Explanatory Statement	means this document, other than Parts 5, 12 and 13 of this document, which has been prepared in accordance with section 426 of the Companies Act

Extraordinary General Meeting or EGM

means the extraordinary general meeting of the Virgin Mobile Shareholders to be held at 10.15 a.m. on 24 May 2006 (or as soon thereafter as the Court Meeting shall have been concluded or adjourned), notice of which is set out in Part 13 of this document, and any adjournment thereof

Euro or €	means the lawful currency of the European Monetary Union

Financial Services Authority or FSA	means the Financial Services Authority of the UK in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

Form of Election	means the green form of election for use in electing to receive consideration under either of the Share Alternatives, which accompanies this document

Forms of Proxy	means, as the context may require, either or both of (i) the blue form of proxy for use at the Court Meeting, and (ii) the white form of proxy for use at the Extraordinary General Meeting, each of which accompanies this document

Free Shares	means free Virgin Mobile Shares awarded under the SIP

FSMA	means the Financial Services and Markets Act 2000 (as amended)

Goldman Sachs	means Goldman Sachs International

HMRC	means HM Revenue & Customs

IFRS	means International Financial Reporting Standards

Implementation Agreement	means the implementation agreement made between Virgin Mobile, NTL, and NTLIH dated 3 April 2006 relating to, inter alia, the implementation of the Offers and the Scheme

Independent Board or Independent Directors	means all the Directors other than Gordon McCallum

Independent Shareholders	means all the shareholders of Virgin Mobile other than members of the Virgin Group and the Homewood Trust (which holds Virgin Mobile Shares on trust for the benefit of Gordon McCallum’s immediate family)

IPTV	means internet protocol television

Listing Rules	means the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority’s publication of the same name

London Stock Exchange	means London Stock Exchange plc

Meetings	means the Court Meeting and the Extraordinary General Meeting and Meeting means either of them

Morgan Stanley	means Morgan Stanley & Co. Limited

MVNO	means mobile virtual network operator

NASDAQ National Market	means the National Association of Securities Dealers Automated Quotation System National Market

NTL	means NTL Incorporated (formerly known as Telewest Global, Inc.), a corporation organised under the laws of the State of Delaware, USA

NTL CDI	means a CDI representing an entitlement to a NTL Share

NTL Directors	means those persons whose names are set out in paragraph 2(c) of Part 10 of this document

NTL Group	means NTL and its subsidiary undertakings

NTL Holdings	means NTL Holdings Inc. (formerly known as NTL Incorporated), a corporation organised under the laws of the State of Delaware, USA

NTLIH	means NTL Investment Holdings Limited, a company incorporated in England and Wales with registered number 3173552

NTLIH Directors	means those persons whose names are set out in paragraph 2(d) of Part 10 of this document

NTL Responsible Persons	means those persons whose names are set out in paragraph 2(b) of Part 10 of this document

NTL Shares	means NTL common stock of US$0.01 per share to be issued to holders of B Shares and D Shares under the Scheme

New Virgin Mobile Shares	means the new ordinary shares of 10 pence each in the capital of Virgin Mobile to be issued and credited as fully paid pursuant to the Scheme

Non-Executive Directors	means Charles Mark Gurassa, Caroline Anne Marland, Alexander Rupert Gavin, David Ossian Maloney, Richard Norman Legh Huntingford and Gordon Douglas McCallum and Non-Executive Director means any of them

Offers	mean the Cash Offer, the Share Offer and the Share and Cash Offer and, where the context requires, any revision, variation, extension or renewal thereof

Offer Period	means the date commencing on 5 December 2005 and ending on the Effective Date

Offer Price	means the cash offer price of 372 pence per Scheme Share

Official List	means the Official List of the UKLA

Ordinary Resolution	means the ordinary resolution to be proposed at the Extraordinary General Meeting

Overseas Shareholders	means Virgin Mobile Shareholders whose registered addresses are outside the UK and the United States or who are citizens or residents of countries other than the UK and the United States

Panel	means The Panel on Takeovers and Mergers

Part Cash Consideration	means the cash consideration due to a Scheme Shareholder under the Share and Cash Offer in connection with the cancellation of the Scheme Shares pursuant to the Scheme

Pounds or £ or GB£ or sterling	means UK pounds sterling, the lawful currency of the UK

Pre-IPO Plan	means the Virgin Mobile Pre-IPO Company Share Option Plan

PSP	means the Virgin Mobile Performance Share Plan

PVR	means personal video recording

Reduction of Capital	means the reduction of Virgin Mobile’s share capital associated with the cancellation and extinguishing of the Scheme Shares provided for by the Scheme under section 135 of the Companies Act

Reduction Court Hearing	means the hearing by the Court of the petition to confirm the Reduction of Capital and to grant the Reduction Court Order

Reduction Court Hearing Date	means the date of commencement of the Reduction Court Hearing

Reduction Court Order	means the order of the Court confirming the Reduction of Capital under section 137 of the Companies Act

Registrar of Companies	means the Registrar of Companies in England and Wales

Regulatory Information Service	means any of the services set out in schedule 12 of the Listing Rules

Restricted Overseas Shareholders	means a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Virgin Mobile (following consultation with NTL) reasonably believes to be in, or resident in, Australia, Canada or Japan and persons in any other jurisdiction (other than US Persons or persons in the UK) whom Virgin Mobile (following consultation with NTL) is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Virgin Mobile (following consultation with NTL) regards as unduly onerous

Retail Stores Agreement	means the retail stores agreement between Virgin Retail Group Limited, Virgin Retail Limited and VMTL dated 1 October 2003 as restated and amended with effect from 1 April 2004

RGU	means revenue generating units

SACs	means subscriber acquisition costs

SAYE Plan	means the Virgin Mobile Savings Related Share Option Plan

Scheme or Scheme of Arrangement	means the scheme of arrangement proposed to be made under section 425 of the Companies Act between Virgin Mobile and the holders of Scheme Shares as set out in Part 5 of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Virgin Mobile, NTL and NTLIH

Scheme Court Hearing	means the hearing by the Court of the petition to sanction the Scheme and to grant the Scheme Court Order

Scheme Court Hearing Date	means the date of commencement of the Scheme Court Hearing

Scheme Court Order	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act

Scheme Record Time	means 6:00 p.m. on the day which is two days preceding the Reduction Court Hearing

Scheme Shareholder	means a holder of Scheme Shares

Scheme Shares

means:

(i)     the Virgin Mobile Shares in issue at the date of this document;

(ii)    any Virgin Mobile Shares issued after the date of this document and before the Voting Record Time; and

(iii)  any Virgin Mobile Shares issued at or after the Voting Record Time and on or before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Virgin Mobile Share beneficially owned by NTL or NTLIH

SEC	means the US Securities Exchange Commission

Share Alternatives	means the Share Offer and the Share and Cash Offer

Share and Cash Offer	means the offer of 0.18596 NTL Shares plus 67 pence in cash for each Scheme Share made by NTL and NTLIH to Scheme Shareholders;

Share Offer	means the offer of 0.23245 NTL Shares for each Scheme Share made by NTL to Scheme Shareholders

SIP	means the Virgin Mobile Share Incentive Plan

Special Resolution	means the special resolution to be proposed at the Extraordinary General Meeting

subsidiary and subsidiary undertaking	have the meanings given by the Companies Act

Takeover Offer	means the implementation of the Offers by means of a takeover offer under the City Code

Telewest	means Telewest Global Inc., a corporation organised under the laws of the State of Delaware, USA that was renamed NTL Incorporated on 3 March 2006

Telewest Merger	means the merger of a subsidiary of Telewest and NTL Holdings completed on 3 March 2006

T-Mobile	means T-Mobile (UK) Limited, a company incorporated in England and Wales with registered number 2382161

TSA	means the telecommunications supply agreement entered into between VMTL and T-Mobile dated 29 January 2004

TTE	means a transfer to escrow instruction (as defined in the CREST Manual)

UKLA	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the FSMA

uncertificated or in uncertificated form	means in relation to a share, recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

United Kingdom or UK	means the United Kingdom of Great Britain and Northern Ireland

United States or US	means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction

US$	means the lawful currency of the US

US Internal Revenue Code	means the US Internal Revenue Code of 1986 (as amended)

US Person	means a US person as defined in Regulation S under the US Securities Act

US Securities Act	means the US Securities Act of 1933, as amended

Virgin Enterprises	means Virgin Enterprises Limited, a company incorporated in England and Wales with registered number 1073929

Virgin Group	means Virgin Group Investments Limited, Virgin Entertainment Investment Holdings Limited and their subsidiary undertakings and affiliates (other than the Company and its subsidiary undertakings)

Virgin Group Investments Limited	means Virgin Group Investments Limited, a company incorporated in Tortola, BVI

Virgin Mobile or the Company	means Virgin Mobile Holdings (UK) plc a company incorporated in England and Wales with registered number 3741555

Virgin Mobile Articles	means the articles of association of Virgin Mobile from time to time

Virgin Mobile Brand Licence	means the trade mark licence agreement between Virgin Enterprises and VMTL as amended and restated pursuant to a deed dated 2 July 2004

Virgin Mobile Group	means Virgin Mobile and its subsidiary undertakings

Virgin Mobile Share Option Schemes	means the DSOP, the SIP, the SAYE Plan, the PSP and the Pre-IPO Plan

Virgin Mobile Shareholders	means the holders of Virgin Mobile Shares

Virgin Mobile Shares	means the ordinary shares in the capital of Virgin Mobile

VMTL	means Virgin Mobile Telecoms Limited, a company incorporated in England and Wales with registered number 03707664, a wholly-owned subsidiary of Virgin Mobile

VOD	means video on demand

VoIP	means voice over internet protocol

Voting Record Time	means 6.00 p.m. on the day which is two days before the date of the Court Meeting or, if such Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the day of such adjourned meeting

WiFi	means wireless fidelity

WiMax	means the extension of local WiFi networks across greater distances

PART 12

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

REGISTRAR SIMMONDS

No. 2749 of 2006

IN THE MATTER OF VIRGIN MOBILE HOLDINGS (UK) PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 25 April 2006 made in the above matters the Court has directed a meeting to be convened of the holders of Scheme Shares (as defined in the scheme of arrangement referred to below), for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the Scheme of Arrangement) proposed to be made between Virgin Mobile Holdings (UK) plc (the Company) and the holders of the Scheme Shares and that such meeting will be held at Allen & Overy LLP, One New Change, London, EC4M 9QQ at 10.00 a.m. on 24 May 2006, at which place and time all holders of the said shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Holders of Scheme Shares may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue Form of Proxy for use at the said meeting is enclosed with this notice. Holders of Scheme Shares may also submit their proxy electronically at www.sharevote.co.uk using the reference number, card ID and account number on the blue Form of Proxy. Alternatively, holders of Scheme Shares who are members of CREST may use the CREST electronic proxy appointment services. Further details are set out below.

Completion of the blue Form of Proxy will not prevent a holder of Scheme Shares attending and voting at the said meeting, or any adjournment thereof, in person if he wishes to do so.

It is requested that the blue Form of Proxy (together with any power of attorney or other authority under which it is signed, or a notarilly certified copy of such power of authority) be lodged with the Company’s Registrar, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex, BN99 6DA not less than 48 hours before the time appointed for the said meeting but if forms are not so lodged they may be handed to the Chairman before the start of the meeting.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said Order, the Court has appointed Charles Mark Gurassa or, failing him Caroline Anne Marland or, failing her, David Ossian Maloney to act as chairman of the said meeting and has directed the chairman to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 28 April 2006

Allen & Overy LLP

One New Change

London EC4M 9QQ

Solicitors for the Company

Notes:

1.	To be entitled to attend and vote at the meeting (and for the purpose of the determination by the Company of the number of votes that can be cast), members must be entered on the Company’s register of members at 6.00 p.m. on 22 May 2006 (the Voting Record Time). If the meeting is adjourned to be entitled to attend and vote at such meeting (and for the purpose of the determination by the Company of the number of votes that can be cast), members must be entered on the Company’s register of members at 6.00 p.m. on the day which is two days before the day of such adjourned meeting or, if the Company gives notice of this adjourned meeting and an entitlement time is specified in that notice, at the time specified in that notice.

2.	Shareholders may wish to register the appointment of a proxy for the Court Meeting and any adjournment(s) thereof electronically at www.sharevote.co.uk, a website operated by Lloyds TSB Registrars and using the Reference Number Card ID and Account Number given on the Form of Proxy. Shareholders are advised to read the terms and conditions shown on the website relating to the use of this facility before appointing a proxy. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them instead of returning a Form of Proxy will not be disadvantaged in any way. To be valid any appointment of proxy registered in this way must be received by Lloyds TSB Registrars no later than 10.00 a.m. on 22 May 2006.

3.	Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting (and any adjournment(s) thereof) by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by no later than 10.00 a.m. on 22 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART 13

NOTICE OF EXTRAORDINARY GENERAL MEETING

VIRGIN MOBILE HOLDINGS (UK) PLC (the Company)

(Registered in England and Wales No. 3741555)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at Allen & Overy LLP, One New Change, London, EC4M 9QQ at 10.15 a.m. on 24 May 2006 (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) convened for 10.00 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolution 1 will be proposed as an ordinary resolution of the Independent Shareholders (as defined in the document of which this notice forms a part) to be taken on a poll and Resolution 2 will be proposed as a special resolution of all shareholders of the Company:

ORDINARY RESOLUTION

1. THAT the Brand Licence made between NTL Group Limited and Virgin Enterprises Limited dated 3 April 2006 relating to the use of the Virgin brand by the NTL Group be and is hereby approved in the form presented to the meeting. (Resolution 1)

SPECIAL RESOLUTION

2. THAT for the purpose of giving effect to the scheme of arrangement dated 28 April 2006 between the Company and the holders of its Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman of the Meeting, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by NTL Incorporated, NTL Investment Holdings Limited and the Company (the Scheme):

(a)	the Scheme be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b)	at the Scheme Record Time (as defined in the Scheme) each Scheme Share (as defined in the Scheme) shall be reclassified (and, as applicable, subdivided) as follows:

(i)	in the case of a Scheme Share held by a Scheme Shareholder who has made a valid election (or is deemed to have elected) to receive cash under the Cash Offer (as defined in the Scheme) in respect of such Scheme Share, the Scheme Share shall be reclassified into one A Share;

(ii)	in the case of a Scheme Share held by a Scheme Shareholder who has made a valid election to receive NTL Shares and cash to receive NTL Shares under the Share Offer (as defined in the Scheme) in respect of such Scheme Share, the Scheme Share shall be reclassified into one B Share; and

(iii)	in the case of a Scheme Share held by a Scheme Shareholder who has made a valid election under the Share and Cash Offer (as defined in the Scheme) in respect of such Scheme Share, the Scheme Share shall be reclassified and subdivided into one C Share and one D Share, provided that if the Scheme does not become effective by 6.00 p.m. on the tenth Business Day following the Scheme Record Time, or such later time and date as may be agreed between the Company, NTL Incorporated and NTL Investment Holdings Limited and the Court may allow (if applicable) (the Reversal Time) the reclassification affected by sub-paragraphs (i), (ii) and (iii) above shall be reversed and the A Shares, the B Shares, the C Shares, the D Shares and the ordinary shares of 10 pence each shall be reclassified (and, as applicable, consolidated) as ordinary shares of 10 pence each accordingly, with effect from the Reversal Time;

(c)	subject to, and with effect from, the reclassification (and, as applicable, subdivision) referred to in sub-paragraph (b) above, article 3 of the articles of association of the Company shall be replaced with the following new article 3:

“3.	Authorised Share Capital

(i)	The authorised share capital of the Company is £33,000,000 divided into ordinary shares of 10 pence each (the Ordinary Shares), A ordinary shares of 10 pence each (the A Shares), B ordinary shares of 10 pence each (the B Shares), C ordinary shares of 5 pence each (the C Shares) and D ordinary shares of 5 pence each (the D Shares).

(ii)	The A Shares, the B Shares and the C Shares and the D Shares (taken together) shall rank equally with, and have the same rights as those attaching to, the Ordinary Shares, save that upon the scheme of arrangement dated 28 April 2006 between the Company and the Scheme Shareholders (as defined therein) (in its form as at that date or with or subject to any modification, addition or condition agreed by the Company, NTL Incorporated and NTL Investment Holdings Limited which the Court may think fit to approve or impose) (the Scheme) becoming effective, each A Share shall confer upon the holder thereof the right to receive 372 pence in cash, each B Share shall confer upon the holder thereof the right to receive 0.23245 NTL Incorporated shares, each C Share shall confer upon the holder thereof the right to receive 67 pence in cash, and each D Share shall confer upon the holder thereof the right to receive 0.18596 NTL Incorporated shares in accordance with, and pursuant to, the terms of the Scheme.”;

provided that if the Scheme does not become effective by the Reversal Time, the above new article 3 shall be replaced with article 3 of the articles of association of the Company in force immediately before the passing of this resolution with effect from the Reversal Time;

(d)	subject to the reclassification (and as applicable, sub-division) of the Scheme Shares referred to in paragraph (b) above taking effect, on the effective date of the Scheme the issued share capital of the Company shall be reduced by cancelling and extinguishing all the A Shares, the B Shares, the C Shares and the D Shares;

(e)	subject to, and forthwith upon, the above reduction of capital (the Reduction of Capital) taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

(i)	the share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 10 pence as have an aggregate nominal value equal to the aggregate nominal value of the Scheme Shares cancelled pursuant to paragraph (d) above;

(ii)	the reserve arising in the books of account of the Company as a result of the Reduction of Capital be capitalised and applied in paying up in full at par the new ordinary shares so created, such ordinary shares to be allotted and issued credited as fully paid to NTL Incorporated and/or NTL Investment Holdings Limited and/or their nominee(s);

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in sub-paragraph (e)(i) above, provided that: (1) the maximum aggregate nominal amount of the shares which may be allotted under this authority shall be the aggregate nominal amount of the new ordinary shares created pursuant to sub-paragraph (e)(i) of this resolution, (2) this authority shall expire on the conclusion of the annual general meeting to be held in 2006 or, if earlier, on 19 October 2006 and (3) this authority shall be in addition and, without prejudice, to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(iv)	article 3 of the articles of association of the Company shall be amended by the deletion of the new article 3 referred to in paragraph (c) above and its replacement with the following new article 3:

“3.	Authorised Share Capital

The authorised share capital of the Company is £33,000,000 divided into 330,000,000 ordinary shares of 10 pence each (the Ordinary Shares)”;

(f)	subject to the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 129:

“Scheme of Arrangement

(i)	In this Article, the Scheme means the scheme of arrangement dated 28 April 2006 between the Company and the holders of its Scheme Shares (as defined in the Scheme) under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by NTL Incorporated, NTL Investment Holdings Limited and the Company and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

(ii)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to NTL Incorporated or NTL Investment Holdings Limited or their nominee(s)) at or after the adoption of this article and on or before 6.00 p.m. on the day which is two days before the date of the court hearing to confirm the reduction of capital (Reduction of Capital) provided for by the Scheme, those Ordinary Shares will be issued subject to the terms of the Scheme and the holders of those Ordinary Shares will be bound by the Scheme accordingly.

(iii)	Subject to the Scheme becoming effective, if any Ordinary Shares are issued to any person (a New Member) (other than under the Scheme or to NTL Incorporated or NTL Investment Holdings Limited or their nominee(s)) after 6.00 p.m. on the day which is two days before the date of the court hearing to confirm the Reduction of Capital (the Post-Scheme Shares), such Post-Scheme Shares will be immediately transferred to NTL Incorporated and/or NTL Investment Holdings Limited (or as they may direct) in consideration of and conditional on the payment to the New Member of 372 pence in cash for each such Ordinary Share.

(iv)	To give effect to any transfer required by paragraph (iii) above, the Company may appoint any person as agent for the New Member to transfer the Post-Scheme Shares to NTL Incorporated and/or NTL Investment Holdings Limited and/or their nominee(s) and do all such other things and execute and deliver all such documents as may be necessary or desirable to vest the Post-Scheme Shares in NTL Incorporated or NTL Investment Holdings Limited or their nominee(s) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as NTL Incorporated may direct. If such an agent is so appointed, the New Member shall not thereafter (except to the extent that such an agent fails to act in accordance with the directions of NTL Incorporated) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by NTL Incorporated. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. NTL Incorporated shall, or shall procure that, a cheque drawn on a UK clearing bank in favour of the New Member for the purchase price of such Post-Scheme Shares is sent to such New Member within five business days of the time on which the Post-Scheme Shares are issued to the New Member.”

(Resolution 2)

BY ORDER OF THE BOARD
Paul Michael Cowlishaw Company Secretary	Registered Office: Willow Grove House Windsor Road White Horse Business Park Trowbridge Wiltshire BA14 0TQ

28 April 2006

Notes:

(1)	In order to comply with the requirements of the Panel on Takeovers and Mergers and Rule 16 of the City Code on Takeovers and Mergers, the ordinary resolution set out above will be taken on a poll and none of Virgin Group Investments, Virgin Entertainment Investment Holdings Limited and their subsidiary undertakings and the Homewood Trust will vote on this resolution.

(2)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.

(3)	A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company but must attend the meeting in person.

(4)	A white Form of Proxy is enclosed with this notice for members who are unable to attend the meeting. Instructions for use are shown on the form. Lodging a white Form of Proxy will not prevent the shareholder from attending and voting in person (in substitution for their proxy) at the meeting or any adjustment thereof.

(5)	To be valid, the white Form of Proxy (together with any power of attorney or authority under which it is signed, or a notarilly certified copy of such power or authority) must be received at the offices of the Company’s Registrar, Lloyds TSB Registrars of The Causeway, Worthing, West Sussex, BN99 6DA, not less than 48 hours before the time appointed for the meeting or, as the case may be, the adjourned meeting.

(6)	Any amendments you make to the white Form of Proxy must be initialled by you

(7)	As an alternative to completing and returning a Form of Proxy, you may submit your proxy electronically by logging onto the website of www.sharevote.co.uk and using the Reference Number, Card ID and Account Number given on the white Form of Proxy. Shareholders are advised to read the terms and conditions shown on the website relating to those of this facility before appointing a proxy. To be valid any electronic appointment of proxy must be received by the Registrars of the Company not less than 48 hours before the meeting. Electronic communication facilities are available to all shareholders and those who use them instead of returning a Form of Proxy will not be disadvantaged in any way.

(8)	Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM (and any adjournment(s) thereof) by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by no later than 10.15 a.m. on 22 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(9)	Copies of the Company’s Articles of Association as proposed to be amended by the special resolution set out in the notice of meeting are available for inspection at the offices of Allen & Overy LLP at One New Change, London EC4M 9QQ during normal business hours on a weekday until the time when the Scheme becomes effective and will also be available for inspection at the place of the meeting for at least 15 minutes before and during the meeting.